Form 10-K, Exhibit 13
period 1995-10-29
MAX & ERMAS RESTAURANTS INC
filed 1996-01-16
CIK 706471

                                                                EXHIBIT 13

SELECTED FINANCIAL DATA

                                     October 29,    October 30,   October 31,     October 25,    October 27,     October 28,
(In thousands, except per share data)      1995           1994          1993            1992           1991            1990
RESULTS OF OPERATIONS
Revenues                                $64,198        $56,127       $43,515         $38,763        $36,402         $30,344
Operating Income                          4,427          3,740         2,581           2,225          1,377           1,281
Interest Expense                          1,208            851           350             335            419              49
Income Before Income Taxes                3,061          2,817         2,084           1,698            771           1,097
Net Income                                2,139          2,001         1,371           1,083            429             836
Depreciation and Amoritization            4,201          3,599         2,405           2,112          1,878           1,367
EBITDA*                                   8,470          7,268         4,839           4,144          3,069           2,513
Capital Expenditures                     16,191          7,700         6,765           2,445          2,095           5,745

PER SHARE DATA
Net Income                              $   .50        $   .47       $   .34         $   .28        $   .11         $   .18
Revenues                                  15.04          13.26         10.94            9.86           8.98            6.56
Assets                                    11.39           7.65          6.19            4.09           3.66            3.30
Stockholders' Equity                        3.65           3.24          2.51            2.13           2.03            1.70
Market Price at Year End                   7.63           7.73          7.62            4.09           2.73            3.00
Weighted Average Shares Outstanding       4,268          4,232         3,979           3,932          4,054           4,625

FINANCIAL POSITION
Cash                                    $ 1,102        $   993       $   442         $   299        $   503         $   365
Working Capital Deficit                  (3,546)        (2,526)       (2,748)         (1,254)        (2,320)         (2,912)
Property-Net                             42,502         27,530        21,505          13,531         12,134          12,189
Total Assets                             48,611         32,383        24,630          16,065         14,820          15,263
Long-Term Obligations
  (Less Current Maturities)              26,037         13,639        10,129           5,023          2,925           2,958
Stockholders' Equity                     15,600         13,712        10,000           8,367          8,241           7,866

OTHER DATA AND RATIOS
Average Restaurant Sales                $ 2,172        $ 2,191       $ 2,070         $ 2,035        $ 2,014         $ 2,064
Restaurants in Operation at Year End         33             27            24              20             19              18
Restaurant Profit Margin                   14.4 %         14.1 %        14.1 %          13.7 %         11.7 %          12.0 %
Operating Profit Margin                     6.9 %          6.7 %         5.9 %           5.7 %          3.8 %           4.2 %
Long-Term Debt-to-Equity Ratio              1.7            1.0           1.0              .6             .4              .4
Price Earnings Ratio (High/Low)       16.8/12.0      20.8/14.5     22.1/11.8        16.3/9.7      35.0/18.3       34.0/13.0
Return on Beginning Assets                  6.6 %          8.1 %         8.5 %           7.3 %          2.8 %           6.6 %
Return on Beginning Equity                 15.6 %         20.0 %        16.4 %          13.1 %          5.5 %          10.3 %

* EBITDA, Earnings Before Interest, Taxes, Depreciation and Amortization, is operating income plus depreciation and amortization, less minority interests in income of affiliated partnerships. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles.

                         Max & Erma's Restaurants, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------
OUR SAME-STORE SALES HAVE BEEN POSITIVE EACH OF THE LAST FOUR YEARS AND THIRTEEN OF THE LAST SIXTEEN QUARTERS.
--------------------------------------------------------------------------------

REVENUE

     Revenues for 1995 increased $8,071,000 or 14% from 1994. The increase was a result of opening three restaurants during 1994 and seven restaurants during 1995 and an increase of 1.5% or $641,000 in sales at restaurants open eighteen months or more from $43,781,000 in 1994 to $44,422,000 in 1995.

     Revenues for 1994 increased $12,612,000 or 29% from 1993. The increase was a result of the opening of four restaurants during 1993 and three restaurants during 1994 and exclusive of an extra week in fiscal 1993, an increase of 3.4% or $1,206,000 in sales at restaurants open eighteen months or more from $35,891,000 in 1993 to $37,097,000 in 1994.

     Same-store sales have been positive each of the last four years and thirteen of the last sixteen quarters. Management believes these trends are a result of moderate price increases of approximately 1 to 1.5 percent annually which have enhanced the restaurants' price/value relationship, effectiveness of the Company's marketing efforts, and a gradual restructuring of the menu designed to build mid-week frequency, increase the check average at dinner and speed table turns at lunch when diners are more concerned about time.

     Management believes same-store sales gains may be difficult to maintain in the year ahead due to the intense competition in the casual dining segment of the restaurant industry. To achieve positive same-store sales, management's focus will be on further increasing the dinner check average through the introduction of higher value entrees and enhanced server training to maximize the sales potential of all customers.

     While same-store sales gains may be difficult to achieve, management is very confident that the overall revenue growth rate will accelerate in 1996. This will occur through the addition of eight new restaurants, five of which were under construction at the end of fiscal 1995, and higher than average revenues being generated by the Company's new prototype restaurant. All of the new restaurants planned for 1996 will be the Company's new free-standing prototype. During 1995 the eight free-standing prototypes built to date reported average annualized revenues of $2,427,000, 14% higher than the average of the Company's other 25 restaurants.

RESTAURANT OPERATING PROFIT

     The following table sets forth the Company's restaurant operating profit as a percent of revenue:

                                       Years Ended
                              ----------------------------
                               Oct. 29,  Oct. 30,  Oct. 31,
                                 1995      1994      1993
----------------------------------------------------------
Revenues                        100.0%    100.0%    100.0%
Cost of Goods Sold              (26.0)    (25.9)    (26.4)
Payroll & Benefits              (30.3)    (30.5)    (30.6)
Other Operating Expenses        (29.3)    (29.5)    (28.9)
                                ------    ------    ------
Restaurant Operating Profit      14.4%     14.1%     14.1%
                                ======    ======    ======


     Despite record high produce prices during the second quarter of 1995, cost of goods sold, as a percentage of revenues, rose only slightly from 1994 to 1995. Cost of goods sold, as a percentage of revenues, decreased one-half of a percentage point from 1993 to 1994 primarily as a result of lower chicken and produce prices during much of 1994 and the effectiveness of the Company's purchasing director, who joined the Company at the start of 1994. Annual price increases of approximately 1 to 1.5 percent over the periods reported have also aided in maintaining cost of goods sold within the Company's targeted range.

     Payroll and benefits, as a percentage of revenues, declined slightly from 30.6% in 1993 to 30.5% in 1994 and to 30.3% in 1995. The decline from 1993 through 1995 was a result of higher average revenues at the Company's newer restaurants, which resulted in a higher payroll efficiency, typically not expected at newer restaurants. Additionally, during 1995 the Company reduced its benefit costs due to implementation of a self-funded health insurance plan and lower workers' compensation insurance costs.

                        Max & Erma's Restaurants, Inc.

    Other operating expenses, as a percentage of revenues, increased from 28.9% in 1993 to 29.5% in 1994 due primarily to increased amortization of pre-opening expenses. As a result of two restaurants opened in late 1993 and three restaurants in early 1994, amortization of pre-opening expenses increased from $326,000 in 1993 to $669,000 in 1994. Excluding amortization of pre-opening expenses, other operating expenses, as a percentage of revenues, rose only slightly from 28.1% in 1993 to 28.3% in 1994. Other operating expenses, as a percentage of revenues, declined slightly from 29.5% in 1994 to 29.3% in 1995. The decline was a result of a decrease in amortization of pre-opening expenses to $551,000 in 1995, or .9% as a percentage of revenues. The increased ownership of real estate and the reduction of rental expense as a result of ground leases should result in a further decline in other operating expenses as a percentage of revenues in 1996. The Company owns the real estate for all restaurants currently under development.

    Inflation has had no significant impact on operating costs during the years reported.


ADMINISTRATIVE EXPENSES

    Administrative expenses increased approximately 18% from 1993 to 1994 and approximately 15% from 1994 to 1995. The increases were primarily a result of salary increases and additional corporate staff needed to support the Company's growth and the introduction of a 401(k) savings plan during 1994.

    As a percentage of revenues, administrative expenses decreased from 8.2% in 1993 to 7.5% in 1994 and 1995. The decline was a result of the accelerated revenue growth rate in 1994. During 1995 the dollar increase in administrative expenses approximately equaled the Company's revenue growth rate due to development delays in several of the restaurants opened during the second half of the year. With the opening of three restaurants during the fourth quarter of 1995 and five restaurants under construction at year end, management expects that revenue growth in 1996 will significantly exceed the growth in administrative expenses, and thus decline even further as a percentage of revenues.

INTEREST EXPENSE

    Interest expense increased from $851,000 in 1994 to $1,208,000 in 1995 due to an increase in the average balance in long-term obligations during the year to $18.7 million dollars in 1995 from $12.5 million during 1994. Although the interest rate on the Company's revolving credit agreement rose from 8.25% in 1994 to 9.75% during the first half of 1995, the impact on interest expense was minimal because outstanding borrowings under the agreement were low. During the second half of 1995 rates declined and the Company's lender reduced the interest rate by 1/2% in conjunction with an increase in the dollar amount available under the credit agreement. At the end of 1995 the interest rate on the Company's revolving credit agreement was 9.0%, which was approximately equal to the effective rate on the Company's convertible subordinated debentures and capitalized equipment leases. Management believes interest expense will continue to increase in 1996 as the Company borrows to fund a portion of its capital expenditures. As described under Liquidity And Capital Resources, a $6.0 million dollar 8.4% fixed rate mortgage commitment received early in 1996 should reduce the Company's average interest rate slightly in 1996. The Company capitalized $337,000 of construction period interest during 1995.

    Interest expense increased from $350,000 in 1993 to $851,000 in 1994 due to the increase in the average balance in long-term obligations during the year from $6.8 million during 1993 to $12.5 million during 1994 and due to gradually increasing interest rates during 1994. The interest rate on the Company's revolving credit agreement rose from 6.5% to 8.25% during 1994, while it remained relatively constant during 1993 at approximately 6.5%. During 1994 the Company capitalized $71,000 of construction period interest as compared to $94,000 capitalized during 1993.

                        Max & Erma's Restaurants, Inc.

------------------------------------------------------------------------------
THE COMPANY HAS REVISED ITS PROTOTYPE DESIGN WHICH IT BELIEVES WILL LOWER THE COST TO CONSTRUCT AND EQUIP BY $150,000 TO $200,000.
------------------------------------------------------------------------------



INCOME TAXES

    The Company's effective tax rate declined from 34% in 1993 to 29% in 1994 and then rose to just over 30% in 1995. The decline from 1993 to 1994 was a result of the initiation of a tax credit equal to FlCA taxes paid on declared tips in excess of minimum wage, which was first available to the Company on January 1, 1994. The rise in the effective tax rate from 1994 to 1995 was a result of the expiration of the targeted jobs tax credit in early 1995.

    Although some form of a jobs credit is being considered by Congress, there is no assurance of its form or availability during 1996. Therefore, the Company estimates that its effective tax rate will rise to approximately 32% in 1996. Enactment of a jobs credit would likely lower the Company's effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital ratio remained constant at .5 to 1 at October 30, 1994 and October 29, 1995. Historically the Company has been able to operate with a working capital deficiency because 1) restaurant operations are primarily conducted on a cash basis, 2) high turnover (about once every 10 days) permits a limited investment in inventory, and 3) trade payables for food purchases usually become due after receipt of cash from the related sales.

    During 1995, the Company expended approximately $16,191,000 for property additions, $15,613,000 to reduce long-term obligations, $480,000 to repurchase 60,461 shares of its common stock and increased cash $109,000. Funds for such expenditures were provided primarily by $26,588,000 from proceeds of long-term obligations and $6,031,000 from operations. The Company routinely draws down and repays its revolving credit agreement, the gross amounts of which are included in the above numbers.

    At October 29, 1995, the Company was committed to the opening of eight restaurants during 1996, five of which were under construction and are expected to open during the first and second quarters of 1996.

    The Company owns ground and should commence construction during the first quarter for a sixth 1996 location and is in the final stages of negotiations for the remaining two 1996 sites. No sites are under contract for the nine restaurants planned for 1997. However, the Company is in some stage of negotiations on eight additional sites and reasonably believes it will meet its 1997 development goal.

    During 1995 the average cost to build and equip an in-line shopping mall location was $1.2 million. The average cost of land, building and equipment for the free-standing restaurants opened during 1995 was $2.5 million. Variations in cost are primarily caused by ground cost, site conditions and local permits and fees. The Company has completed a revision to its prototype design which it believes will lower the cost to construct and equip by $150,000 to $200,000 and will incorporate the revisions into all future restaurants.

    The Company expects to expend approximately $11.0 million in 1996 on the completion of the eight restaurants planned for the year. Funding will be provided by cash from operations, bank borrowings and equipment leasing. At October 29, 1995, the Company had available $3.4 million dollars under its revolving credit agreement and $2.8 million under equipment lease commitments. Additionally, in early 1996 the Company received a $6.0 million dollar mortgage loan commitment. The term of the mortgage will be 15 years with the interest rate, currently 8.4%, to be fixed at closing. The Company expects to close this loan during the first quarter of 1996. Proceeds will be used to reduce outstanding borrowings under the Company's revolving credit agreement. Management believes these funding sources, plus cash from operations, should be adequate to meet its capital needs into 1997.

                        Max & Erma's Restaurants, Inc.

BALANCE SHEETS

                                                                                        October 29,   October 30,
ASSETS                                                                                        1995          1994
================================================================================================================
CURRENT ASSETS (note 3):
Cash and equivalents (note 1)                                                          $ 1,102,060   $   993,349
Receivables:
         Trade and other                                                                   164,142        83,065
         Equipment desposits (note 4)                                                      801,531       295,515
                                                                                       -----------   -----------
                  TOTAL RECEIVABLES                                                        965,673       378,580
Inventories (note 1)                                                                       539,025       439,478
Supplies                                                                                   148,322       109,442
Prepaid expenses:
         Insurance                                                                         193,508       149,190
         Other                                                                              82,150       102,817
Deferred income taxes (notes 1 and 5)                                                      255,000       157,000
                                                                                       -----------   -----------
                  TOTAL CURRENT ASSETS                                                   3,285,738     2,329,856

PROPERTY-AT COST (NOTES 1, 3 AND 4)
Land and buildings                                                                      19,886,562     9,241,452
Leasehold improvements                                                                  19,710,573    17,238,430
Equipment and fixtures                                                                  13,811,360    10,559,167
Construction in progress                                                                 4,155,152     2,704,092
                                                                                       -----------   -----------
         Total                                                                          57,563,647    39,743,141
Less accumulated depreciation and amortization                                          15,061,971    12,214,390
                                                                                       -----------   -----------
                  PROPERTY-NET                                                          42,501,676    27,528,751

OTHER ASSETS (note 3)
Goodwill (less accumulated amortization, 1995-$603,455; 1994-$553,167) (note 1)            336,077       386,365
Deferred Costs (less accumulated amortization, 1995-$628,715; 1994-$372,244)(note 1)     1,586,503     1,292,161
Deferred income taxes (notes 1 and 5)                                                      156,000       201,000
Miscellaneous                                                                              744,514       644,931
                                                                                       -----------   -----------
                  TOTAL OTHER ASSETS                                                     2,823,094     2,524,457
                                                                                       -----------   -----------

TOTAL                                                                                  $48,610,508   $32,383,064
                                                                                       ===========   ===========

See notes to financial statements.

                        Max & Erma's Restaurants, Inc.

                                                                            October 29,   October 30,
LIABILITIES AND STOCKHOLDERS' EQUITY                                              1995          1994
=====================================================================================================
CURRENT LIABILITIES:
Current maturities of long-term obligations (notes 3 and 4)                $   727,719   $   484,661
Accounts payable                                                             1,265,154       957,089
Construction payables                                                        2,269,182     1,073,462
Accrued liabilities:
         Payroll and related taxes                                           1,216,812     1,111,704
         Taxes, other than income taxes                                        686,453       555,139
         Income taxes (notes 1 and 5)                                                         80,734
         Other                                                                 666,453       593,105
                                                                            ----------    ----------
                  Total accrued liabilities                                  2,569,718     2,340,682
                                                                            ----------    ----------
                  TOTAL CURRENT LIABILITIES                                  6,831,773     4,855,894

LONG-TERM OBLIGATIONS-
         Less current maturities (notes 3 and 4)                            26,036,831    13,638,885

MINORITY INTERESTS IN AFFILIATED PARTNERSHIPS (notes 1 and 2)                  141,935       176,737

COMMITMENTS AND CONTINGENCIES (notes 3 and 4)

STOCKHOLDERS' EQUITY (note 6):
         Preferred stock-$.10 par value; authorized 500,000
                  shares, none outstanding
         Common stock-$.10 par value; authorized 10,000,000
                  shares; issued and outstanding: 1995-4,117,885 shares;
                  1994-3,768,189 shares                                        411,789       376,819
         Additional capital                                                 11,296,383     8,657,770
         Retained earnings                                                   3,891,797     4,676,959
                                                                            ----------    ----------
                  TOTAL STOCKHOLDERS' EQUITY                                15,599,969    13,711,548
                                                                            ----------    ----------
TOTAL                                                                      $48,610,508   $32,383,064
                                                                           ===========   ===========


See notes to financial statements.

                        Max & Erma's Restaurants, Inc.

STATEMENTS OF INCOME

                                                                   Years Ended
                                                   ----------------------------------------------
                                                   October 29,     October 30,      October 31,
                                                          1995            1994             1993
                                                    (52 weeks)      (52 weeks)       (53 weeks)
===============================================================================================
REVENUES                                           $ 64,198,284    $ 56,127,102    $43,514,993

OPERATING EXPENSES:
Cost of goods sold                                   16,723,445      14,533,731     11,491,340
Payroll and benefits                                 19,435,463      17,105,875     13,318,247
Other operating expenses                             18,808,272      16,555,987     12,578,078
Administrative expenses (NOTE 7)                      4,804,486       4,191,901      3,546,817
                                                   ------------    ------------    -----------
         TOTAL OPERATING EXPENSES                    59,771,666      52,387,494     40,934,482
                                                   ------------    ------------    -----------
OPERATING INCOME                                      4,426,618       3,739,608      2,580,511
                                                   ------------    ------------    -----------
INTEREST EXPENSE (NOTES 3 AND 4)                      1,207,695         851,011        349,574
MINORITY INTERESTS IN INCOME OF
         AFFILIATED PARTNERSHIPS (NOTES 1 and 2)        157,712          71,495        147,114
                                                   ------------    ------------    -----------
INCOME BEFORE INCOME TAXES                            3,061,211       2,817,102      2,083,823

INCOME TAXES (NOTES 1 and 5):
State and local                                         184,000         189,000        178,000
Federal:
         Current                                        791,000         827,000        514,000
         Deferred (credit)                              (53,000)       (200,000)        21,000
                                                   ------------    ------------    -----------
                  TOTAL INCOME TAXES                    922,000         816,000        713,000
                                                   ------------    ------------    -----------
NET INCOME                                         $  2,139,211    $  2,001,102    $ 1,370,823
                                                   ============    ============    ===========
NET INCOME PER COMMON SHARE (NOTE 1)               $       0.50    $       0.47    $      0.34
                                                   ============    ============    ===========
WEIGHTED AVERAGE COMMON AND COMMON
         EQUIVALENT SHARES OUTSTANDING (NOTE 1)       4,268,274       4,232,162      3,978,536
                                                   ============    ============    ===========

See notes to financial statements.

                        Max & Erma's Restaurants, Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    Common Stock
                                               ------------------------    Additional        Retained
                                                 Shares        Amount         Capital        Earnings       Total
=====================================================================================================================
BALANCE, OCTOBER 25, 1992                      2,690,411    $   269,041    $  6,791,650    $ 1,306,590    $ 8,367,281
Issuance of stock through option and
         bonus plans (NOTE 6)                    133,983         13,398         249,562                       262,960
Shares issued in connection with
         five-for-four stock split               674,408         67,441         (67,441)
Cash paid in lieu of fractional shares
         in connection with five-for-four                                                       (1,556)        (1,556)
         stock split
NET INCOME                                                                                   1,370,823      1,370,823
                                               ---------    -----------    ------------    -----------    -----------
BALANCE, OCTOBER 31, 1993                      3,498,802        349,880       6,973,771      2,675,857      9,999,508
Issuance of stock through option and
         bonus plans (NOTE 6), including
         $8,922 related tax benefit              113,832         11,383         510,555                       521,938
Issuance of stock for acquisition of
         buildings (NOTE 4)
                                                 155,555         15,556       1,173,444                     1,189,000
NET INCOME                                                                                   2,001,102      2,001,102
                                               ---------    -----------    ------------    -----------    -----------
BALANCE, OCTOBER 30, 1994                      3,768,189        376,819       8,657,770      4,676,959     13,711,548
Issuance of stock through option and
         bonus plans (NOTE 6), including
         $72,640 related tax benefit              39,091          3,909         227,579                       231,488
Stock issued in connection with 10%
         stock dividend                          371,066         37,107       2,885,038     (2,922,145)
Cash paid in lieu of fractional shares in
         connection with 10% stock dividend                                                     (2,228)        (2,228)
Shares repurchased                               (60,461)        (6,046)       (474,004)                     (480,050)
NET INCOME                                                                                   2,139,211      2,139,211
                                               ---------    -----------    ------------    -----------    -----------
BALANCE, OCTOBER 29, 1995                      4,117,885    $   411,789    $ 11,296,383    $ 3,891,797    $15,599,969
                                               =========    ===========    ============    ===========    ===========

See notes to financial statements.

                        Max & Erma's Restaurants, Inc.

STATEMENTS OF CASH FLOWS

                                                                    October 29,     October 30,   October 31,
                                                                           1995            1994          1993
                                                                     (52 weeks)      (52 weeks)    (53 weeks)
==============================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                         $  2,139,211    $  2,001,102    $ 1,370,823
Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization                                4,201,100       3,598,735      2,404,555
         Deferred income taxes (credit)                                 (53,000)       (200,000)        21,000
         Minority interests in income of Affiliated Partnerships        157,712          71,495        147,114
         Loss on property disposals                                      46,540          62,724         26,956
         Issuance of common stock as compensation
                  through manager bonus plan                             68,987         129,658        116,584
Changes in assets and liabilities:
         Accounts receivable, inventories, supplies
                  and prepaid expenses                                 (749,171)        (77,767)      (250,082)
         Other assets                                                  (947,993)       (522,885)      (618,909)
         Accounts payable, accrued and other liabilities              1,167,756       1,396,810        731,386
                                                                   ------------    ------------    -----------
                  NET CASH PROVIDED BY OPERATING ACTIVITIES           6,031,142       6,459,872      3,949,427
                                                                   ------------    ------------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                  (16,191,324)     (7,699,720)    (6,764,507)
Reimbursable construction costs incurred                               (275,000)                      (200,000)
Construction costs reimbursed                                           275,000         200,000        300,000
Additions to other assets                                              (126,337)       (366,176)      (114,828)
Proceeds from the sale of property                                        4,424           5,650         17,891
                                                                   ------------    ------------    -----------
         NET CASH USED BY INVESTING ACTIVITIES                      (16,313,237)     (7,860,246)    (6,761,444)
                                                                   ------------    ------------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term obligations                      (15,612,803)    (21,657,239)    (8,885,080)
Proceeds from long-term obligations                                  26,588,540      24,337,475     11,868,533
Debt issue costs                                                                       (977,272)
Proceeds from exercise of stock options                                  89,861         383,358        146,376
Distributions to minority interests in Affiliated Partnerships         (192,514)       (134,762)      (173,263)
Cash paid for purchase of common stock                                 (480,050)
Cash paid in lieu of fractional shares                                   (2,228)                        (1,556)
                                                                   ------------    ------------    -----------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                   10,390,806       1,951,560      2,955,010
                                                                   ------------    ------------    -----------
NET INCREASE IN CASH AND EQUIVALENTS                                    108,711         551,186        142,993

CASH AND EQUIVALENTS AT BEGINNING OF YEAR                               993,349         442,163        299,170
                                                                   ------------    ------------    -----------

CASH AND EQUIVALENTS AT END OF YEAR                                $  1,102,060    $    993,349    $   442,163
                                                                   ============    ============    ===========
SUPPLEMENTAL DISCLOSURES:
Cash paid for:
         Interest-net of $337,046, $70,646, and $94,306
             capitalized in 1995, 1994 and 1993                    $  1,152,455    $    663,940    $   355,705
         Income taxes                                                 1,014,025         984,838        708,939
Noncash activities:
         Property additions financed by capital leases                1,107,255         538,037      1,937,296
         Property additions financed by issuance of stock                             1,189,000
         Property additions financed by construction payables         2,269,182       1,073,462      1,575,570

See notes to financial statements.

                        Max & Erma's Restaurants, Inc.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 29, 1995, OCTOBER 30, 1994 AND OCTOBER 31, 1993

1. ACCOUNTING POLICIES

        DESCRIPTION OF BUSINESS - Max & Erma's Restaurants, Inc. (the "Company") owns and operates restaurants under the trade name "Max & Erma's-Neighborhood Gathering Place." At October 29, 1995, there are 33 Max & Erma's restaurants in operation (27 at October 30, 1994) and 5 under construction in Ohio, Illinois and Pennsylvania. The Company owns all of the restaurants, except for two that are owned by separate limited partnerships ("Affiliated Partnerships") in which the Company is the controlling general partner. A restaurant owned by a franchisee was closed in fiscal 1995.

        CONSOLIDATION - The financial statements include the accounts of the Company and the Affiliated Partnerships. All significant intercompany transactions and balances, including management fees, interest, receivables and payables, have been eliminated.

        CASH EQUIVALENTS - The Company considers all checking accounts, cash funds and highly liquid debt instruments with a maturity of less than three months at the date of purchase to be cash equivalents. All cash is principally on deposit with two banks.

        INVENTORIES - Inventories are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market, and consist of food and beverages.

        DEPRECIATION AND AMORTIZATION OF PROPERTY - Depreciation and amortization of property are computed generally using the straight-line method based on the estimated useful lives of the assets or the terms of the leases as follows:

                           Years
---------------------------------
Buildings                15 to 30
Leashold improvments     10 to 15
Lease rights              6 to 23
Equipment and Fixtures    3 to 15

        INTANGIBLES - Goodwill is amortized over 16 1/2 to 20 years which are the terms of the related restaurant leases, including renewal options. Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether goodwill has been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of goodwill, the Company will recognize an impairment loss in an amount necessary to write down goodwill to a fair value as determined from expected future undiscounted cash flows. Based upon its most recent analysis, the Company believes that goodwill at October 29, 1995 is realizable and the amortization period is appropriate.

        Deferred costs include debt issue costs that relate to the August 18, 1994 issuance of Subordinated Convertible Debentures. The costs are being amortized over the life of the debentures. Also included in deferred costs are restaurant preopening costs which include hiring, training and certain other incremental direct costs of opening restaurants which are amortized from the opening date of the restaurant over a one-year period.

        ADVERTISING - The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was $1,979,000, $1,834,000, and $1,463,000 for fiscal 1995, 1994 and
1993, respectively.

        INCOME TAXES - The Company is subject to federal, state, and local income taxes. Income taxes are provided for all taxable items included in the statements of income in accordance with Statement of Financial Accounting Standards No. 109.

        NET INCOME PER COMMON SHARE - Net income per common share is based on the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during the year after giving retroactive effect to a five-for-four stock split in March 1993 and a 10% stock dividend in April 1995. The assumed conversion of the convertible debentures had an insignificant impact on net income per share.

        FISCAL YEAR-END - The Company and its Affiliated Partnerships each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal 1995, 1994 and 1993 contained 52, 52 and 53 weeks, respectively.

        RECLASSIFICATIONS - Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation.

                        Max & Erma's Restaurants, Inc.

NOTES TO FINANCIAL STATEMENTS
-----------------------------

2. OWNERSHIP OF RESTAURANTS BY AFFILIATED PARTNERSHIPS

Two of the restaurants are owned by Affiliated Partnerships in which the Company is the general partner. As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnerships. During fiscal 1995, 1994 and 1993 the Company's share of the profits and losses of these two Affiliated Partnerships was 56% and 40%, respectively.

        In addition to its share of the profits and losses of the Affiliated Partnerships, the Company receives a fee (percentage of gross revenues, as defined) for managing the restaurants owned by the Affiliated Partnerships.

3. LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

                                                      October 29,   October 30,
                                                            1995          1994
------------------------------------------------------------------------------
DEBT:
Revolving credit agreement, prime plus 1/4%
  (total of 9% at October 29, 1995)             $     11,558,175
8% covertible subordinated debentures                 10,384,000 $  10,384,000
                                                ---------------- -------------
  TOTAL DEBT                                          21,942,175    10,384,000
Capital leases (Note 4)                                3,135,972     2,611,155
Accrued rent (Note 4)                                  1,686,403     1,128,391
                                                ---------------- -------------
  TOTAL LONG-TERM OBLIGATIONS                         26,764,550    14,123,546
Less current maturites                                   727,719       484,661
                                                ---------------- -------------
  TOTAL LONG-TERM OBLIGATIONS-
      LESS CURRENT MATURITES                         $26,036,831 $  13,638,885
                                                ================ =============

        On August 18, 1994, the Company issued $10,384,000 of convertible subordinated debentures which bear interest at 8% and are due in 2004. The debentures are unsecured and convertible at any time before maturity, unless previously redeemed, into shares of common stock of the Company at a conversion price of $9.86 per share, subject to adjustment. The holders of the debentures may tender to the Company for redemption at par (plus accrued interest) up to a maximum of $519,200 per year beginning September 1, 1997 and each succeeding year. The Company may redeem the debentures at any time subject to certain restrictions and is obligated to purchase the debentures at the holders'option upon the occurrence of certain changes in control of the Company.

        At October 29, 1995, the Company's revolving credit agreement with a bank permits it to borrow up to $15,000,000 until January 1, 1998 at which time the available borrowing commitment decreases by $750,000 every three months. The outstanding balance of the revolving line of credit bears interest at a rate
(as defined) ranging from prime plus 1/4% to prime plus 3/4% adjusted quarterly based upon the Company's debt ratio. All of the Company's assets collateralize the credit agreement, which also contains covenants that restrict the payment of dividends and incurrence of additional debt and require the maintenance of certain financial ratios. At October 29, 1995, approximately $900,000 is available for payment of dividends under the terms of the bank agreement.

        Future maturities of long-term debt obligations at October 29, 1995 are as follows (see Note 4 for maturities of other long-term obligations):

YEAR ENDING IN OCTOBER
---------------------------------------------
1996                              $         0
1997                                  519,200
1998                                  519,200
1999                                3,077,375
2000                                3,519,200
Thereafter                         14,307,200
                                  -----------
  TOTAL                           $21,942,175
                                  ===========

        In November 1995 the Company signed a $6 million mortgage commitment which provides for borrowings to be repaid over fifteen years to finance the cost of three existing restaurants and one restaurant under construction at October 29, 1995. The commitment is expected to be finalized in 1996 upon the completion of various due diligence matters.

4. LEASES

The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from three to thirty years and expire between 1996 and 2025. The leases include renewal options for five to twenty additional years. Several leases provide for rent either solely or in addition to specified minimum amounts based on percentages of the restaurant's annual gross revenue, as defined. The Company is also obligated to pay certain real estate taxes, insurance, common area charges and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment and fixtures. Four of the leases contain purchase options at fair market value and one of the leases is with an entity in which an officer and a director of the Company have a significant interest.

        The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from three to five years and

                        Max & Erma's Restaurants, Inc.

expire through 2000. The Company is required to pay certain taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

        The following is a summary of property under capital leases included in the accompanying balance sheets:

                                         OCTOBER 29,  OCTOBER 30,
                                               1995         1994
----------------------------------------------------------------
ASSET DESCRIPTION
Buildings                                $1,285,000   $1,285,000
Equipment and fixtures                    3,636,219    2,606,032
                                         ----------   ----------
   TOTAL                                  4,921,219    3,891,032
   Less accumulated amortization          2,037,425    1,429,808
                                         ----------   ----------
   NET                                   $2,883,794   $2,461,224
                                         ==========   ==========

        Future minimum lease payments under the capital leases and the present value of such payments at October 29, 1995 are as follows:


FISCAL YEAR:
-------------------------------------------------------------
1996                                               $  940,285
1997                                                  845,210
1998                                                  699,988
1999                                                  388,506
2000                                                  178,111
Thereafter                                            712,500
                                                   ----------
    TOTAL MINIMUM LEASE PAYMENTS                    3,764,600
Less amount representing interest                     628,628
                                                   ----------
Present value of minimum lease payments             3,135,972
Less current maturities                               727,719
                                                   ----------
    TOTAL OBLIGATIONS UNDER CAPITAL LEASES-
       LESS CURRENT MATURITIES                     $2,408,253
                                                   ==========

        At October 29, 1995, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:

                  RELATED    UNRELATED
                  PARTIES     PARTIES        TOTAL
-----------------------------------------------------
FISCAL YEAR:
1996          $   146,178   $ 2,592,246   $ 2,738,424
1997              146,178     2,626,023     2,772,201
1998              146,178     2,465,778     2,611,956
1999              146,178     2,447,534     2,593,712
2000              146,178     2,428,439     2,574,617
Thereafter      1,339,973    16,244,852    17,584,825
              -----------   -----------   -----------
  TOTAL       $ 2,070,863   $28,804,872   $30,875,735
              ===========   ===========   ===========

        The above future minimum rental amounts include the land portion of certain capital leases but exclude renewal options and additional rent based on sales or increases in the United States Consumer Price Index (USCPI). For operating leases which require increasing rental payments over the term of the lease, the Company records rent expense on a straight-line basis. The related accrued rent will generally reverse over the next fifteen years.

        At October 29, 1995, the Company has unused equipment lease commitments totalling $2,795,000 expiring in fiscal 1996.

        Rent expense, including common area charges but excluding taxes, insurance and other expenses related to the properties, consists of the following:

                                                Years ended
                                    ------------------------------------
                                    October 29,  October 30,  October 31,
                                          1995         1994         1993
------------------------------------------------------------------------
MINIMUM RENT ON OPERATING LEASES:
Related parties                     $  157,215   $  209,829   $  309,382
Unrelated parties                    3,400,264    2,859,879    2,266,903
CONTINGENT RENT BASED ON:
Percentage of gross revenue
  unrelated parties -                  329,295      351,040      338,901
Increases in the USCPI
         related parties -                   0       26,430       62,723
                                    ----------   ----------   ----------
TOTAL                               $3,886,774   $3,447,178   $2,977,909
                                    ==========   ==========   ==========

       The Company also has agreements with a partnership in which an outside director of the Company is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain restaurants. Under the agreements, the Company has received games revenue averaging approximately $121,000 per year over the last three years.

        On March 14, 1994, the Company purchased land and building leased since 1975 from a director of the Company. The purchase price of approximately $887,000 was paid with $250,000 cash and 83,333 unregistered shares of the Company's common stock. On the same date, the Company also purchased land and building leased since 1975 from a partnership in which a director and the Chairman and Chief Executive Officer of the Company are general partners. The purchase price of approximately $902,000 was paid with $350,000 cash and 72,222 unregistered shares of the Company's common stock.

        At October 29, 1995 and October 30, 1994 the Company had made lease deposits principally with one equipment lessor which are returned to the Company upon installation of the equipment and execution of the leases.

                        Max & Erma's Restuarants, Inc.

NOTES TO FINANCIAL STATEMENTS

5. INCOME TAXES

The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                         1995          1994          1993
-------------------------------------------------------------------------
Provision at statutory rate       $ 1,041,000     $ 957,000     $ 709,000
State income taxes -
         net of Federal benefit       121,000       124,000       117,000
Targeted jobs tax credit              (84,000)     (158,000)     (103,000)
FICA tax credit                      (210,000)     (142,000)
Other - net                            54,000        35,000       (10,000)
                                  -----------     ---------     ---------
      TOTAL                       $   922,000     $ 816,000     $ 713,000
                                  ===========     =========     =========
Effective Income Tax Rate                30.1%         29.0%         34.2%
                                  ===========     =========     =========

        The tax effects of significant items comprising the Company's net deferred tax asset at October 29, 1995 and October 30, 1994 are as follows:

                                                 1995         1994
------------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES)
Rent expense                              $   579,000    $ 421,000
Targeted jobs tax credits                     181,000       97,000
FICA tax credits                              353,000      143,000
Alternative minimum tax credit                 51,000       51,000
Other                                         102,000       70,000
                                          -----------    ---------
         TOTAL DEFERRED TAX ASSETS          1,266,000      782,000
                                          -----------    ---------
Accelerated deprecitation                    (501,000)    (252,000)
Preopening costs                             (255,000)     (86,000)
Prepaid insurance                             (63,000)     (49,000)
Other                                         (36,000)     (37,000)
                                          -----------    ---------
         TOTAL DEFERRED TAX LIABILITIES      (855,000)    (424,000)
                                          -----------    ---------
           NET DEFERRED TAX ASSETS        $   411,000    $ 358,000
                                          ===========    =========

        The Company's Targeted Jobs tax credit and FICA tax credit carryforwards expire in 2009 and the alternative minimum tax credit carryforward has no expiration date.

6. STOCK OPTION AND BONUS PLANS

During fiscal 1993 the Company adopted the 1992 Stock Option Plan (the "1992 Plan"). The options granted under the 1992 Plan may be either incentive stock options or non-statutory stock options. The terms of the 1992 Plan are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors. The 1992 Plan provides that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 shares of common stock to certain key employees, officers and directors. Options granted under the 1992 Plan are exercisable according to the terms of each option. At October 29, 1995, 94,050 shares under option were exercisable and 66,650 shares were reserved for future grants.

        The Company also has a 1984 Incentive Stock Option Plan and a 1984 Non-Statutory Stock Option Plan, (collectively, the "1984 Option Plans"). The 1984 Option Plans provide that the Company may grant options (generally at fair market value at date of grant) for not more than 1,283,335 shares of common stock to certain employees and directors. Under the terms of the 1984 Option Plans, options are exercisable over a period up to ten years from the grant date as determined by the Company; however, options under the 1984 Incentive Plan are not exercisable until at least one year after the grant date. Shares of common stock purchased under the 1984 Option Plans vest at the rate of 20% per year of service, including years of service prior to date of award. The Company may repurchase, at the optionee's purchase price, non-vested shares if an optionee terminates employment or directorship. At October 29, 1995, 263,000 shares under option were exercisable. In conjunction with the adoption of the 1992 Plan no further grants will be made under the 1984 Plans.

        The Company provides for the payment of bonuses in cash and/or common stock pursuant to The Manager Stock Bonus Plan ("Bonus Plan"). Under the terms of the Bonus Plan, up to 8,962 shares of common stock remain available to be issued at two-thirds of the fair market value at the date of award. During fiscal 1995, 1994 and 1993, 8,467, 15,637, and 18,346 shares were issued under this Plan.

                        Max & Erma's Restaurants, Inc.

        The following summarizes the stock option transactions from October 25, 1992 through October 29, 1995 adjusted to reflect the five-for-four stock split in March 1993 and the 10% stock dividend in April 1995:

                              NUMBER              EXERCISE     AGGREGATE
                                  OF             PRICE PER      EXERCISE
                             OPTIONS                 SHARE         PRICE
------------------------------------------------------------------------
Balance, October 25, 1992    611,108             2.36-5.64   $ 1,955,847
         Granted             142,450            5.11-10.00     1,159,938
         Exercised          (185,302)            2.36-5.64      (520,690)
         Cancelled           (16,270)            2.36-5.64       (71,716)
                            --------                         -----------

Balance, October 31, 1993    551,986            2.36-10.00     2,523,379
         Granted              81,950             7.27-8.75       644,438
         Exercised          (109,579)            2.36-5.64      (383,351)
         Cancelled           (13,063)            2.82-7.27       (50,680)
                            --------                         -----------

Balance, October 30, 1994    511,294            2.36-10.00     2,733,786
         Granted             140,700            6.82-11.00     1,260,375
         Exercised           (33,244)            2.36-5.79       (89,861)
         Cancelled           (14,300)            4.09-7.84      (120,563)
                            --------                         -----------

Balance, October 29, 1995    604,450            2.36-11.00   $ 3,783,737
                            ========                         ===========

        The 1992 and 1984 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. During fiscal 1993, 120,545 options with an aggregate exercise price of $374,314 were exercised by the tendering of 51,071 shares with an equivalent market value.

7. EMPLOYEE BENEFIT PLANS

In the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires employers to accrue for costs of retiree health care benefits which are provided to qualified employees. The effect of adopting SFAS No. 106 did not have a material effect on the Company's 1994 financial statements.

        Effective January 1, 1994, the Company adopted the Max & Erma's 401(k) Savings Plan and Trust which allows employees who have attained age 21 and have completed one year of service to defer receipt of a portion of their compensation and contribute such amounts to various investment funds. The Company matches a percentage of the employees' contributions.

        Total expense for these plans for 1995 and 1994 was approximately $138,000 and $83,000, respectively.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement, which is effective for fiscal years beginning after December 15, 1995, requires that an entity evaluate long-lived assets and certain other identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment loss meeting the recognition criteria is to be measured as the amount by which the carrying amount for financial reporting purposes exceeds the fair value of the asset. The Company plans to adopt this statement in fiscal 1997 and does not expect adoption of the statement to have a material effect, if any, on the Company's financial position or results of operations.

        Also in 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires adoption no later than fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to the new standard, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in a note to the financial statements pro forma net income and earnings per share as if the Company had applied the new method of accounting. The Company will not adopt the new standard but will present the required pro forma footnote disclosures commencing in fiscal 1997.

                        Max & Erma's Restaurants, Inc.

AUDITOR'S REPORT

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Max & Erma's Restaurants, Inc.:

        We have audited the accompanying balance sheets of Max & Erma's Restaurants, Inc. as of October 29, 1995 and October 30, 1994, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. at October 29, 1995 and October 30, 1994, and the results of its operations and its cash flows for each of the three years in the period ended October 29, 1995 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

December 11, 1995
Columbus, Ohio


                     MAX & ERMA'S OFFICERS AND DIRECTORS

WILLIAM E. ARTHUR, Director, Partner, Porter, Wright, Morris and Arthur o  TODD
B. BARNUM, Chairman of the Board, Chief Executive Officer, President and Director o ROGER BLACKWELL, Director, Professor of Marketing, The Ohio State University o KAREN A. BRENNAN, Vice President Marketing and Strategic Development and Director o MARK F. EMERSON, Chief Operating Officer and Director o GREG HEYWOOD, Regional Vice President of Operations o DONALD W. KELLEY, Director, Owner, Donald W. Kelley & Associates o MICHAEL D. MURPHY, Private Investor o WILLIAM C. NIEGSCH, JR., Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director o ROBERT A. ROTHMAN, Director, Managing Partner, Amusement Investment Company

SELECTED QUARTERLY FINANCIAL DATA

(In thousands, except per share data)
                           INCOME
                           BEFORE                               STOCK PRICE
                   TOTAL   INCOME      NET   EARNINGS    --------------------
                REVENUES    TAXES   INCOME  PER SHARE        HIGH         LOW
=============================================================================
1995
First Quarter    $19,329   $  886   $  610   $   0.14    $   7.95    $   6.02
Second Quarter    14,332      720      492       0.12        8.38        7.16
Third Quarter     15,181      777      542       0.13        8.25        7.63
Fourth Quarter    15,356      678      495       0.12        8.38        7.38
                 -------   ------   ------   --------    --------    --------
  YEAR           $64,198   $3,061   $2,139   $   0.50    $   8.38    $   6.02
                 =======   ======   ======   ========    ========    ========

1994
First Quarter    $16,601   $  762   $  517   $   0.13    $   8.75    $   6.94
Second Quarter    13,276      593      428       0.10        9.77        7.95
Third  Quarter    13,409      751      545       0.13        9.55        8.07
Fourth Quarter    12,841      711      511       0.12        8.18        6.82
                 -------   ------   ------   --------    --------    --------
  YEAR           $56,127   $2,817   $2,001   $   0.47    $   9.77    $   6.82
                 =======   ======   ======   ========    ========    ========


The Company's common stock trades on the NASDAQ National Market under the symbol MAXE. At November 30, 1995 there were 838 stockholders of record of the Company's common stock. The closing price for the Company's common stock at October 29, 1995 was $7.63. The high and low prices for the Company's common stock have been adjusted for a 10% stock dividend paid April 21, 1995.

SHAREHOLDER INFORMATION

QUARTERLY CALENDAR

Max & Erma's operates on a fiscal year ending on the last Sunday in October. Quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year end.

FISCAL 1996      QUARTER-END DATES
1st  quarter     February 18, 1996
2nd quarter      May 12, 1996
3rd quarter      August 4, 1996
4th quarter      October 27, 1996

DIVIDENDS:

The Company paid no cash dividends in fiscal 1993, 1994, or 1995. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.

GENERAL COUNSEL:
Porter, Wright, Morris and Arthur
Columbus, Ohio

AUDITORS:
Deloitte & Touche LLP
Columbus, Ohio

STOCK TRANSFER AGENT AND REGISTRAR:
The Huntington Trust Company
Stock Transfer Department
Huntington Center - HC1026
Columbus, Ohio 43287
614-480-3760

Stockholders are advised to notify the Transfer Agent of changes in address or problems regarding missing or incorrect dividends or stock certificates.

ANNUAL STOCKHOLDERS MEETING:
March 15, 1996, 2:30 p.m.
Greater Columbus Convention Center
400 North High Street
Columbus, Ohio

10-K REPORT
Stockholders may obtain, without cost, a copy of Form 10-K for the Company's fiscal year ended October 29, 1995, by writing to:
William C. Niegsch, Jr.
Max & Erma's Restaurants, Inc.
P.O. Box 297830
4849 Evanswood Drive
Columbus, Ohio  43229