Form 10-K, Exhibit 13
period 1996-10-27
MAX & ERMAS RESTAURANTS INC
filed 1997-01-13
CIK 706471

                                                                      Exhibit 13

SELECTED FIANANCIAL DATA
------------------------


                                        October      October      October     October       October      October
(IN THOUSANDS, EXCEPT PER SHARE DATA)  27, 1996     29, 1995      30, 1994    31, 1993      25, 1992     27, 1991
==================================================================================================================
RESULTS OF OPERATIONS
Revenues                               $  79,858    $  64,198    $  56,127    $  43,515     $ 38,763     $  36,402
Operating Income                           5,312        4,427        3,740        2,581        2,225         1,377
Interest Expense                           2,060        1,208          851          350          335           419
Income Before Income Taxes                 3,176        3,061        2,817        2,084        1,698           771
Net Income                                 2,161        2,139        2,001        1,371        1,083           429
Depreciation and Amoritization             5,515        4,201        3,599        2,405        2,112         1,878
EBITDA*                                   10,750        8,470        7,268        4,839        4,144         3,069
Capital Expenditures                      13,898       16,191        7,700        6,765        2,445         2,095

PER SHARE DATA
Net Income                             $     .51    $     .50    $     .47    $     .34     $    .28     $     .11
Revenues                                   18.73        15.04        13.26        10.94         9.86          8.98
Assets                                     13.72        11.43         7.65         6.19         4.09          3.66
Stockholders' Equity                        4.20         3.65         3.24         2.51         2.13          2.03
Market Price at Year End                    6.63         7.63         7.73         7.62         4.09          2.73
Weighted Average Shares Outstanding        4,264        4,268        4,232        3,979        3,932         4,054

FINANCIAL POSITION
Cash                                   $     927    $   1,102    $     993    $     442     $    299     $     503
Working Capital Deficit                   (5,067)      (3,316)      (2,526)      (2,748)      (1,254)       (2,320)
Property-Net                              52,715       42,502       27,530       21,505       13,531        12,134
Total Assets                              58,484       48,800       32,383       24,630       16,065        14,820
Long-Term Obligations
     (Less Current Maturities)            32,349       26,037       13,639       10,129        5,023         2,925
Stockholders' Equity                      17,908       15,600       13,712       10,000        8,367         8,241

OTHER DATA AND RATIOS
Average Restaurant Sales               $   2,209    $   2,172    $   2,191    $   2,070     $  2,035     $   2,014
Restaurants in Operation at Year End          39           33           27           24           20            19
Restaurant Profit Margin                    13.0%        14.4%        14.1%        14.1%        13.7%         11.7%
Operating Profit Margin                      6.7%         6.9%         6.7%         5.9%         5.7%          3.8%
Long-Term Debt-to-Equity Ratio               1.8          1.7          1.0          1.0           .6            .4
Price Earnings Ratio (High/Low)        16.2/10.8    16.8/12.0    20.8/14.5    22.1/11.8     16.3/9.7     35.0/18.3
Return on Beginning Assets                   4.4%         6.6%         8.1%         8.5%         7.3%          2.8%
Return on Beginning Equity                  13.9%        15.6%        20.0%        16.4%        13.1%          5.5%

                    * EBITDA, Earnings Before Interest, Taxes, Depreciation and Amortization, is operating income plus depreciation and amortization, less minority interests in income of affiliated partnerships. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles.



                                                  MAX & ERMA'S RESTAURANTS, INC.
                                                                              10

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

REVENUE
-------

Revenues for 1996 increased $15,660,000 or 24% from 1995. The increase was a result of opening seven restaurants during 1995 and six restaurants during 1996 and significantly higher average sales at the six restaurants opened during 1996. Revenues from the additional restaurants were partially offset by a decline of 2.0% or $1,116,000 in sales at restaurants opened eighteen months or more from $54,341,000 in 1995 to $53,225,000 in 1996.

     Revenues for 1995 increased $8,071,000 or 14% from 1994. The increase was a result of opening three restaurants during 1994 and seven restaurants during 1995 and an increase of 1.5% or $641,000 in sales at restaurants opened eighteen months or more from $43,781,000 in 1994 to $44,422,000 in 1995.

     The same-store sales decline in 1996 was caused by the increased level of competition in the casual dining segment of the restaurant industry and, to a much lesser extent, record snowfall experienced during the first quarter of 1996. Of the $1.1 million decline in same-store sales, approximately $300,000 was a result of harsh winter weather. The remaining decline was more than accounted for by same-store sales declines totaling over $900,000 at three of the Company's higher sales volume restaurants. In two of the cases as many as ten or more competitors have opened over the last 18 to 24 months. In the third case the decline was caused by the opening of another Max & Erma's restaurant in a nearby area. Management believes the sales and profit contribution of the newer restaurant has more than compensated for the decline at the older restaurant and justified the additional investment. Despite the internal and external competition the three restaurants discussed still generated average sales of almost $2.6 million in 1996.

     The remaining Max & Erma's restaurants, as a group, generally experienced flat to slightly positive same-store sales. Management credits this to i) the introduction of higher priced entrees which has increased the average dinner check by approximately 5%, ii) a complete beverage merchandising program which has resulted in positive same-store beverage sales by the fourth quarter of 1996 and a slight shift in the food to beverage sales mix in favor of higher gross margin beverage sales, and iii) a moderate but consistent policy of raising prices approximately 1% annually. In a less competitive restaurant environment same-store sales gains at a majority of the Company's restaurants have generally offset the effect of competitor openings. Management believes these programs along with a continued focus on quality and customer service should re-establish positive same-store sales.

     At the same time management is extremely pleased with the result of 1996's new restaurants and the prospects for restaurants scheduled to open in 1997. The six restaurants opened during 1996 generated average weekly sales of $52,415, approximately 27% higher than average weekly sales of $41,388 at restaurants opened prior to 1996. Management credits this increase to a continued improvement in site selection and the Company's new free-standing prototype restaurant. The six restaurants planned to open in 1997 will all be the free-standing prototype.


RESTAURANT OPERATING PROFIT
---------------------------

The following table sets forth the Company's restaurant operating profit as a percent of revenue:

                                                       Oct. 27,      Oct. 29,     Oct. 30,
                                                         1996          1995         1994
         ================================================================================
         Revenues                                        100.0%       100.0%       100.0%
         Cost of Goods Sold                              (26.7)       (26.0)       (25.9)
         Payroll & Benefits                              (30.6)       (30.3)       (30.5)
         Other Operating Expenses                        (29.7)       (29.3)       (29.5)
                                                         -----        -----        -----
         Restaurant Operating Profit                      13.0%        14.4%        14.1%
                                                         =====        =====        =====




                                                  MAX & ERMA'S RESTAURANTS, INC.

     Cost of goods sold, as a percentage of revenues, increased from 26.0% in 1995 to 26.7% in 1996. The increase is a result of higher pork and dairy prices throughout much of 1996 and, during the second half of 1996, the introduction of higher cost percentage entrees. Because of the intense level of competition the Company raised prices less than 1% during 1996. However, the Company will raise menu prices approximately 1% at the start of 1997 in an effort to reduce cost of goods sold, as a percentage of revenues. Cost of goods sold, as a percentage of revenues, rose only slightly from 1994 to 1995 due primarily to higher produce prices during the second quarter of 1995.

     Payroll and benefits, as a percentage of revenues, remained relatively constant over the periods reported. A slight decline from 30.5% in 1994 to 30.3% in 1995 was primarily a result of lower benefit costs due to the implementation of a self-funded health insurance plan and lower workers' compensation insurance costs. A slight increase from 30.3% in 1995 to 30.6% in 1996 was a result of higher wage rates due to the competitiveness in the labor market. Higher average revenues at the Company's newer restaurants and the less labor intensive nature of the new entrees introduced during 1996 somewhat mitigate the effect of higher wage rates.

     Other operating expenses, as a percentage of revenues, declined slightly from 29.5% in 1994 to 29.3% in 1995 and then increased slightly to 29.7% in 1996. The decrease and increase were almost entirely related to amortization of pre-opening expenses which varied from $669,000 or 1.2% of revenues in 1994 to $551,000 or .9% of revenues in 1995 and then increased to $1,073,000 or 1.3% of revenues in 1996. Other operating expenses were also negatively impacted during 1996 by higher weather-related maintenance costs.

     Inflation has had no significant impact on operating costs during the years reported.


ADMINISTRATIVE EXPENSES
-----------------------

Administrative expenses increased approximately 15% from 1994 to 1995 and approximately 5% from 1995 to 1996. The increases were a result of salary increases and additional corporate staff needed to support the Company's growth.

     As a percentage of revenues, administrative expenses remained relatively constant in 1994 and 1995 at 7.5%. In 1996 administrative expenses, as a percentage of revenues, declined to 6.3%. The decline was a result of the accelerated revenue growth rate in 1996, a continuing effort to control corporate overhead, and the fact that certain administrative costs were in place in anticipation of 1996's growth.

     The average increase in administrative expenses from 1994 to 1996 was 10% annually, which was approximately one-half of the revenue growth rate. Management expects this trend to continue into 1997, which should further reduce administrative expenses as a percentage of revenues.


INTEREST EXPENSE
----------------

Interest expense increased from $1,208,000 in 1995 to $2,060,000 in 1996 due to an increase in the average balance of long-term obligations during the year from $18.7 million dollars in 1995 to $30.3 million in 1996. A slight reduction in interest rates during 1996 partially offset the effect of the increased borrowings. During the year the Company obtained a $6.0 million, 8.32% fixed rate mortgage and the interest rate on its revolving credit agreement, which was above 9.0% for most of 1995, declined to 8.5% for most of 1996. The Company does not expect interest expense in 1997 to increase at the same rate, as it plans to fund a greater portion of its capital expenditures from cash flow from operations. The Company capitalized $406,000 of construction period interest during 1996.

     Interest expense increased from $851,000 in 1994 to $1,208,000 in 1995 due to an increase in the average balance in long-term obligations during the year from $12.5 million in 1994 to $18.7 million dollars in 1995. Although the interest rate on the Company's revolving credit agreement rose from 8.25% in 1994 to 9.75% during the first half of 1995, the impact on interest expense was minimal because outstanding borrowings under the agreement

                                                   MAX & ERMA'S RESTAURANT, INC.
                                                                              12
were low. During the second half of 1995 rates declined and the Company's lender reduced the interest rate by 1/2% in conjunction with an increase in the dollar amount available under the credit agreement. During 1995 the Company capitalized $337,000 of construction period interest as compared to $71,000 in 1994.


INCOME TAXES
------------

The Company's effective tax rate increased from 29% in 1994 to 30% in 1995 and to 32% in 1996. The increases were a result of the expiration of the targeted jobs tax credit during 1995.

     Effective October 1, 1996, Congress enacted the work opportunity tax credit, which is substantially similar to the targeted jobs tax credit. Assuming that a similar number of new hires qualify for the work opportunity tax credit, the Company estimates that its effective tax rate for 1997 could decline to approximately 30%.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's working capital ratio declined from .5 to 1 at October 29, 1995 to
 .4 to 1 at October 27, 1996. Historically the Company has been able to operate with a working capital deficiency because 1) restaurant operations are primarily conducted on a cash basis, 2) high turnover (about once every 10 days) permits a limited investment in inventory, and 3) trade payables for food purchases usually become due after receipt of cash from the related sales.

     During 1996, the Company expended approximately $13,898,000 for property additions, $33,735,000 to reduce long-term obligations, and $155,000 to repurchase 23,000 shares of its common stock. Funds for such expenditures were provided primarily by $38,929,000 from proceeds of long-term obligations, $8,712,000 from operations, $183,000 from the sale of common stock and a decrease in cash of $175,000. The Company routinely draws down and repays its revolving credit agreement, the gross amounts of which are included in the above numbers.

     At October 27, 1996, the Company was committed to the opening of six restaurants during 1997, four of which were under construction and scheduled to open during the first and second quarters of 1997. An additional 1997 location has been secured under a ground lease. The Company is also in the final stages of negotiations for two additional locations, one of which would open in 1997. The Company anticipates opening six restaurants in 1998. However, no sites for 1998 are currently under contract.

     The Company expects to expend approximately $7.0 million in 1997 on the completion of the six restaurants planned for the year. Although no sites are currently under contract, the Company would anticipate spending an additional two to three million dollars during 1997 on restaurants scheduled to open during 1998. Funding will be provided by cash from operations, bank borrowings and equipment leasing. At October 27, 1996 the Company had available $2.75 million dollars under its revolving credit agreement and $1.8 million under equipment lease commitments. Management believes these funding sources, plus cash from operations, should be adequate to meet its capital needs through 1997.

     Except for the historical information, the matters discussed in this report are forward-looking statements which involve risks and uncertainties, including but not limited to: business conditions in the restaurant industry and the general economy; competitive factors; regulatory requirements; pricing pressures; and management decisions to pursue new restaurant sites which involve additional costs, risks and capital expenditures.










                                                   MAX & ERMA'S RESTAURANT, INC.
                                                                              13

BALANCE SHEETS
--------------

                                                                                       October 27,      October 29,
ASSETS                                                                                       1996              1995
===================================================================================================================
CURRENT ASSETS:
Cash and equivalents ..............................................................  $    927,261      $  1,102,060
Receivables:
   Trade and other ................................................................       197,622           164,142
   Equipment desposits ............................................................       330,076           801,531
                                                                                     ------------      ------------
     TOTAL RECEIVABLES ............................................................       527,698           965,673
Inventories .......................................................................       641,196           539,025
Supplies ..........................................................................       167,264           148,322
Prepaid expenses:
   Insurance ......................................................................       205,822           193,508
   Other ..........................................................................        99,778            82,150
Preopening Costs (less accumulated amortization, 1996-$546,374; 1995-$472,572) ....       546,319           673,871
                                                                                     ------------      ------------
     TOTAL CURRENT ASSETS .........................................................     3,115,338         3,704,609

PROPERTY-AT COST
Land and buildings ................................................................    31,178,365        19,886,562
Leasehold improvements ............................................................    20,347,332        19,710,573
Equipment and fixtures ............................................................    14,905,282        13,811,360
Construction in progress ..........................................................     3,654,485         4,155,152
                                                                                     ------------      ------------
   Total ..........................................................................    70,085,464        57,563,647
Less accumulated depreciation and amortization ....................................    17,370,256        15,061,971
     PROPERTY-NET .................................................................    52,715,208        42,501,676

OTHER ASSETS
Goodwill (less accumulated amortization, 1996-$653,743; 1995-$603,455) ............       285,789           336,077
Deferred Costs (less accumulated amortization, 1996-$218,227; 1995-$156,143) ......       876,262           912,632
Deferred income taxes .............................................................       620,000           600,000
Miscellaneous .....................................................................       871,644           744,514
                                                                                     ------------      ------------
     TOTAL OTHER ASSETS ...........................................................     2,653,695         2,593,223
                                                                                     ------------      ------------

TOTAL .............................................................................  $ 58,484,241      $ 48,799,508
                                                                                     ============      ============


See notes to financial statements.




                                                   MAX & ERMA'S RESTAURANT, INC.
                                                                              14


                                                                                                October 27,        October 29,
LIABILITIES AND STOCKHOLDERS' EQUITY                                                               1996                1995
===============================================================================================================================
CURRENT LIABILITIES:
Current maturities of long-term obligations .........................................          $ 1,407,604          $   727,719
Accounts payable ....................................................................            1,638,990            1,265,154
Construction payables ...............................................................            1,774,350            2,269,182
Accrued liabilities:
   Payroll and related taxes ........................................................            1,305,276            1,216,812
   Taxes, other than income taxes ...................................................              912,939              686,453
   Income taxes .....................................................................              208,773
   Other ............................................................................              787,168              666,453
                                                                                               -----------          -----------
     Total accrued liabilities ......................................................            3,214,156            2,569,718
                                                                                               -----------          -----------
Deferred income taxes ...............................................................              147,000              189,000
                                                                                               -----------          -----------
     TOTAL CURRENT LIABILITIES ......................................................            8,182,100            7,020,773

LONG-TERM OBLIGATIONS-
   Less current maturities ..........................................................           32,349,305           26,036,831

MINORITY INTERESTS IN AFFILIATED PARTNERSHIPS .......................................               45,288              141,935

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Preferred stock- $.10 par value; authorized 500,000 shares, none outstanding
   Common stock- $.10 par value; authorized 10,000,000shares; issued and outstanding:
     1996-4,226,497; 1995-4,117,885 shares ..........................................              422,650              411,789
   Additional capital ...............................................................           11,432,112           11,296,383
   Retained earnings ................................................................            6,052,786            3,891,797
                                                                                               -----------          -----------
     TOTAL STOCKHOLDERS' EQUITY .....................................................           17,907,548           15,599,969
                                                                                               -----------          -----------
TOTAL ...............................................................................          $58,484,241          $48,799,508
                                                                                               ===========          ===========


See notes to financial statements.



                                                   MAX & ERMA'S RESTAURANT, INC.
                                                                              15

STATEMENTS OF INCOME
--------------------

                                                                   Years Ended
                                            ----------------------------------------------------------
                                             October 27,            October 29,            October 30,
                                                1996                   1995                   1994
                                            ------------           ------------           ------------
REVENUES .........................          $ 79,857,589           $ 64,198,284           $ 56,127,102

OPERATING EXPENSES:
Cost of goods sold ...............            21,338,590             16,723,445             14,533,731
Payroll and benefits .............            24,396,710             19,435,463             17,105,875
Other operating expenses .........            23,741,859             18,808,272             16,555,987
Administrative expenses ..........             5,068,093              4,804,486              4,191,901
                                            ------------           ------------           ------------
   TOTAL OPERATING EXPENSES ......            74,545,252             59,771,666             52,387,494
                                            ------------           ------------           ------------
OPERATING INCOME .................             5,312,337              4,426,618              3,739,608
                                            ------------           ------------           ------------

INTEREST EXPENSE .................             2,059,732              1,207,695                851,011

MINORITY INTERESTS IN INCOME OF
   AFFILIATED PARTNERSHIPS .......                76,616                157,712                 71,495
                                            ------------           ------------           ------------
INCOME BEFORE INCOME TAXES .......             3,175,989              3,061,211              2,817,102
                                            ------------           ------------           ------------

INCOME TAXES:
State and local ..................               223,000                184,000                189,000
Federal:
   Current .......................               854,000                791,000                827,000
   Deferred (credit) .............               (62,000)               (53,000)              (200,000)
     TOTAL INCOME TAXES ..........             1,015,000                922,000                816,000
                                            ------------           ------------           ------------
NET INCOME .......................          $  2,160,989           $  2,139,211           $  2,001,102
                                            ============           ============           ============
NET INCOME PER COMMON SHARE ......          $       0.51           $       0.50           $       0.47
                                            ============           ============           ============
WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING .             4,264,032              4,268,274              4,232,162
                                            ============           ============           ============


See notes to financial statements.



                                                  MAX & ERMA'S RESTAURANTS, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
---------------------------------


                                                 Common Stock
                                             ----------------------      Additional        Retained
                                             Shares          Amount         Capital        Earnings           Total
===========================================================================================================================

BALANCE, OCTOBER 31, 1993                 3,498,802   $     349,880    $  6,973,771   $   2,675,857    $  9,999,508
Issuance of stock through
   option and bonus plans,
   including $8,922 related
   tax benefit                              113,832          11,383         510,555                         521,938
Issuance of stock for acquisition
   of buildings                             155,555          15,556       1,173,444                       1,189,000
Net income                                                                                2,001,102       2,001,102
                                          ---------   -------------    ------------   -------------    ------------

BALANCE, OCTOBER 30, 1994                 3,768,189         376,819       8,657,770       4,676,959      13,711,548
Issuance of stock through
   option and bonus plans,
   including $72,640 related
   tax benefit                               39,091           3,909         227,579                         231,488
Stock issued in connection with
   10% stock dividend                       371,066          37,107       2,885,038      (2,922,145)
Cash paid in lieu of fractional
   shares in connection with
   10% stock dividend                                                                        (2,228)         (2,228)
Shares repurchased                          (60,461)         (6,046)       (474,004)                       (480,050)
Net income                                                                                2,139,211       2,139,211
                                          ---------   -------------    ------------   -------------    ------------

BALANCE, OCTOBER 29, 1995                 4,117,885   $     411,789    $ 11,296,383   $   3,891,797    $ 15,599,969
Issuance of stock through
   option and bonus plans,
   including $13,399 related
   tax benefit                              131,612          13,161         288,175                         301,336
Shares repurchased                          (23,000)         (2,300)       (152,446)                       (154,746)
Net income                                                                                2,160,989       2,160,989
                                          ---------   -------------    ------------   -------------    ------------
BALANCE, OCTOBER 27,1996                  4,226,497   $     422,650    $ 11,432,112   $   6,052,786    $ 17,907,548
                                          =========   =============    ============   =============    ============

See notes to financial statements.



                                                  MAX & ERMA'S RESTAURANTS, INC.
                                                                             17

STATEMENTS OF CASH FLOWS
------------------------

                                                                                       Years Ended
                                                                 ----------------------------------------------------------
                                                                 October 27,            October 29,            October 30,
                                                                     1996                  1995                    1994
===========================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ...................................................   $  2,160,989           $  2,139,211           $  2,001,102
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization .............................      5,514,683              4,201,100              3,598,735
   Deferred income taxes (credit) ............................        (62,000)               (53,000)              (200,000)
   Minority interests in income of Affiliated Partnerships ...         76,616                157,712                 71,495
   Loss on property disposals ................................         99,230                 46,540                 62,724
   Issuance of common stock as compensation
     through manager bonus plan ..............................        105,331                 68,987                129,658
Changes in assets and liabilities:
   Accounts receivable, inventories, supplies
     and prepaid expenses ....................................        286,920               (749,171)              (173,282)
   Capitalized preopening costs ..............................       (945,601)              (916,639)              (496,324)
   Other assets ..............................................         22,022                (31,354)                68,954
   Accounts payable, accrued and other liabilities ...........      1,453,886              1,167,756              1,396,810
                                                                 ------------           ------------           ------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES ...............      8,712,076              6,031,142              6,459,872
                                                                 ------------           ------------           ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions ...........................................    (13,897,963)           (16,191,324)            (7,699,720)
Reimbursable construction costs incurred .....................                              (275,000)
Construction costs reimbursed ................................                               275,000                200,000
Additions to other assets ....................................       (157,658)              (126,337)              (366,176)
Proceeds from the sale of property ...........................        215,400                  4,424                  5,650
                                                                 ------------           ------------           ------------
   NET CASH USED BY INVESTING ACTIVITIES .....................    (13,840,221)           (16,313,237)            (7,860,246)
                                                                 ------------           ------------           ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term obligations ...............    (33,734,623)           (15,612,803)           (21,657,239)
Proceeds from long-term obligations ..........................     38,929,346             26,588,540             24,337,475
Debt issue costs .............................................        (95,972)                                     (977,272)
Proceeds from exercise of stock options ......................        182,604                 89,861                383,358
Distributions to minority interests in Affiliated Partnerships       (173,263)              (192,514)              (134,762)
Cash paid for purchase of common stock .......................       (154,746)              (480,050)
Cash paid in lieu of fractional shares .......................                                (2,228)
                                                                 ------------           ------------           ------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES .................      4,953,346             10,390,806              1,951,560
                                                                 ------------           ------------           ------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS ..............       (174,799)               108,711                551,186

CASH AND EQUIVALENTS AT BEGINNING OF YEAR ....................      1,102,060                993,349                442,163
                                                                 ------------           ------------           ------------
CASH AND EQUIVALENTS AT END OF YEAR ..........................   $    927,261           $  1,102,060           $    993,349
                                                                 ============           ============           ============

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
   Interest-net of $405,748, $337,046, and $70,646
   capitalized in 1996, 1995 and 1994 ........................   $  2,020,919           $  1,152,455           $    663,940
   Income taxes ..............................................        823,827              1,014,025                984,838
Noncash activities:
   Property additions financed by capital leases .............      1,375,425              1,107,255                538,037
   Property additions financed by issuance of stock ..........                                                    1,189,000
   Property additions financed by construction payables ......      1,774,350              2,269,182              1,073,462

See notes to financial statements.


                                                  MAX & ERMA'S RESTAURANTS, INC.
                                                                              18

NOTES TO FINANCIAL STATEMENTS
-----------------------------

FOR THE YEARS ENDED OCTOBER 27, 1996,
OCTOBER 29, 1995 AND OCTOBER 30, 1994

1. ACCOUNTING POLICIES
----------------------

     DESCRIPTION OF BUSINESS - Max & Erma's Restaurants, Inc. (the "Company") owns and operates restaurants under the trade name "Max & Erma's - Neighborhood Gathering Place." At October 27, 1996, there are 39 Max & Erma's restaurants in operation (33 at October 29, 1995) (principally located in the Midwestern United States) and 4 under construction in Georgia, Michigan and Pennsylvania. The Company owns all of the restaurants, except for two that are owned by separate limited partnerships ("Affiliated Partnerships") in which the Company is the controlling general partner. A restaurant owned by a franchisee was closed in fiscal 1995.

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

     PREOPENING COSTS - Restaurant preopening costs which consist of hiring, training and certain other incremental direct costs of opening restaurants are accumulated and amortized from the opening date of the restaurant over a one year period.

     DEPRECIATION AND AMORTIZATION OF PROPERTY - Depreciation and amortization of property are computed generally using the straight-line method based on the estimated useful lives of the assets or the terms of the leases as follows:

                                                           YEARS
------------------------------------------------------------------
Buildings .............................................   15 to 30
Leashold improvments ..................................   10 to 15
Lease rights ..........................................    6 to 23
Equipment and Fixtures ................................    3 to 15

     INTANGIBLES - Goodwill is amortized over 16 1/2 to 20 years which are the terms of the related restaurant leases, including renewal options. Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether goodwill has been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of goodwill, the Company will recognize an impairment loss in an amount necessary to write down goodwill to a fair value as determined from expected future undiscounted cash flows. Based upon its most recent analysis, the Company believes that goodwill at October 27, 1996 is realizable and the amortization period is appropriate.

     Deferred costs include debt issue costs that relate to the August 1994 issuance of Subordinated Convertible Debentures and loan costs that relate to a $6 million mortgage loan obtained in March 1996. The costs are being amortized over the life of the debentures and mortgage loan, respectively.

     ADVERTISING - The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was $2,538,000, $1,979,000, and $1,834,000 for fiscal 1996, 1995 and
1994, respectively.

     INCOME TAXES - The Company is subject to federal, state, and local income taxes. Income taxes are provided for all taxable items included in the statements of income in accordance with Statement of Financial Accounting Standards No. 109.

     NET INCOME PER COMMON SHARE - Net income per common share is based on the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during the year after giving retroactive effect to a 10% stock dividend in April 1995. The assumed conversion of the convertible debentures had an insignificant impact on net income per common share.

     FISCAL YEAR-END - The Company and its Affiliated Partnerships each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal 1996, 1995 and 1994 each contained 52 weeks.

     ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these amounts.

     RECLASSIFICATIONS - Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

                                                  MAX & ERMA'S RESTAURANTS, INC.

NOTES TO FINANCIAL STATEMENTS
-----------------------------



2. OWNERSHIP OF RESTAURANTS BY AFFILIATED PARTNERSHIPS
------------------------------------------------------

Two of the restaurants are owned by Affiliated Partnerships in which the Company is the general partner. As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnerships. During fiscal 1996, 1995 and 1994 the Company's share of the profits and losses of these two Affiliated Partnerships was 56% and 40%, respectively.

     In addition to its share of the profits and losses of the Affiliated Partnerships, the Company receives a fee (percentage of gross revenues, as defined) for managing the restaurants owned by the Affiliated Partnerships.


3. LONG-TERM OBLIGATIONS
------------------------

Long-term obligations consist of the following:

                                                    October 27,          October 29,
                                                       1996                 1995
------------------------------------------------------------------------------------
Debt:
Revolving credit agreement,prime plus 1/4%
(total of 8.50% at October 27, 1996) .....          $12,256,518          $11,558,175
8% convertible subordinated debentures ...           10,384,000           10,384,000
8.32% mortgage loan ......................            5,897,113
                                                    -----------          -----------
   Total debt ............................           28,537,631           21,942,175
Capital leases (Note 4) ..................            3,110,664            3,135,972
Accrued rent (Note 4) ....................            2,108,614            1,686,403
                                                    -----------          -----------
   Total long-term obligations ...........           33,756,909           26,764,550
Less current maturites ...................            1,407,604              727,719
                                                    -----------          -----------
   Total long-term obligations-
   Less current maturites ................          $32,349,305          $26,036,831
                                                    ===========          ===========

     At October 27, 1996, the Company's revolving credit agreement with a bank permits it to borrow up to $15,000,000 until January 1, 1998 at which time the available borrowing commitment decreases by $750,000 every three months. The outstanding balance of the revolving line of credit bears interest at a rate (as defined) ranging from prime plus 1/4% to prime plus 3/4% adjusted quarterly based upon the Company's debt ratio. All of the Company's assets except four restaurants described below collateralize the credit agreement, which also contains covenants that restrict the payment of dividends and incurrence of additional debt and require the maintenance of certain financial ratios. At October 27, 1996, approximately $1,000,000 is available for payment of dividends under the terms of the bank agreement.

     In August 1994, the Company issued $10,384,000 of convertible subordinated debentures which bear interest at 8% and are due in 2004. The debentures are unsecured and convertible at any time before maturity, unless previously redeemed, into shares of common stock of the Company at a conversion price of $9.86 per share, subject to adjustment. The holders of the debentures may tender to the Company for redemption at par (plus accrued interest) up to a maximum of $519,200 per year beginning September 1, 1997 and each succeeding year. The Company may redeem the debentures at any time subject to certain restrictions and is obligated to purchase the deben tures at the holders' option upon the occurrence of certain changes in control of the Company.

     In March 1996 the Company obtained a $6 million mortgage loan which bears interest at 8.32% and is payable in monthly installments of $58,453 (principal and interest) to 2011. The loan is collateralized by four restaurants.

     Future maturities of long-term debt obligations at October 27, 1996 are as follows (see Note 4 for maturities of other long-term obligations):

YEAR ENDING IN OCTOBER
----------------------------------------------------------
1997 ........................................  $   738,223
1998 ........................................    1,013,675
1999 ........................................    3,777,728
2000 ........................................    3,800,077
2001 ........................................    3,824,358
Thereafter ..................................   15,383,570
                                               -----------
   Total ....................................  $28,537,631
                                               ===========

4. LEASES
---------

     The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from three to thirty years and expire between 1997 and 2025. The leases include renewal options for five to twenty additional years. Several leases provide for rent either solely or in addition to specified minimum amounts based on percentages of the restaurant's annual gross revenue, as defined. The Company is also obligated to pay certain real estate taxes, insurance, common area charges and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment and fixtures. Four of the leases contain purchase options at fair market value and one of the leases is with an entity in which an officer and a director of the Company have a significant interest.

     The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from three to five years and expire through 2001. The Company is required to pay certain



                                                   MAX & ERMA'S RESTAURANT, INC.
                                                                              20

NOTES TO FINANCIAL STATEMENTS
-----------------------------

taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

     The following is a summary of property under capital leases included in the accompanying balance sheets:

                                          October 27,        October 29,
                                                 1996               1995
------------------------------------------------------------------------
Asset Description
Buildings ......................          $1,045,000          $1,045,000
Equipment and fixtures .........           3,109,419           3,452,224
                                          ----------          ----------
   TOTAL .......................           4,154,419           4,497,224
   Less accumulated amortization           1,371,633           1,663,030
                                          ----------          ----------
   NET .........................          $2,782,786          $2,834,194
                                          ==========          ==========

        Future minimum lease payments under the capital leases and the present value of such payments at October 27, 1996 are as follows:

FISCAL YEAR:
---------------------------------------------------------
1996 .......................................  $   867,992
1997 .......................................      838,205
1998 .......................................      720,830
1999 .......................................      465,271
2000 .......................................      105,476
Thereafter .................................      637,500
                                              -----------
    Total minimum lease payments ...........    3,635,274
Less amount representing interest ..........      524,610
                                              -----------
Present value of minimum lease payments ....    3,110,664
Less current maturities ....................      669,381
                                              -----------
    Total obligations under capital leases-
    less current maturities ................  $ 2,441,283
                                              ===========

     At October 27, 1996, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:

                               RELATED     UNRELATED
                               PARTIES       PARTIES       TOTAL
------------------------------------------------------------------
FISCAL YEAR:
1996 ...................    $    146,178  $ 3,157,697  $ 3,303,875
1997 ...................         146,178    3,020,827    3,167,005
1998 ...................         146,178    3,006,916    3,153,094
1999 ...................         146,178    2,956,987    3,103,165
2000 ...................         146,178    2,311,452    2,457,630
Thereafter .............       1,193,795   15,996,172   17,189,967
                            ------------  -----------  -----------
   Total ...............    $  1,924,685  $30,450,051  $32,374,736
                            ============  ===========  ===========

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

     At October 27, 1996, the Company has unused equipment lease commitments totaling $1,775,000 expiring in fiscal 2001.

     Rent expense, including common area charges but excluding taxes, insurance and other expenses related to the properties, consists of the following:

                                                               Years ended
                                        --------------------------------------------------
                                        October 27,         October 29,         October 30,
                                           1996                1995                1994
                                        ----------          ----------          ----------
Minimum rent on operating leases:
Related parties ..............          $  151,403          $  157,215          $  209,829
Unrelated parties ............           3,870,177           3,400,264           2,859,879
Contingent rent based on:
   Percentage of gross revenue
      unrelated parties- .....             246,365             329,295             351,040
   Increases in the USCPI
      related parties- .......                                                      26,430
                                        ----------          ----------          ----------
Total ........................          $4,267,945          $3,886,774          $3,447,178
                                        ==========          ==========          ==========

     The Company also has agreements with a partnership in which an outside director of the Company is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain restaurants. Under the agreements, the Company has received games revenue averaging approximately $134,000 per year over the last three years.

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

     At October 27, 1996 and October 29, 1995 the Company had made lease deposits principally with two equipment lessors which are returned to the Company upon installation of the equipment and execution of the leases.



                                                  MAX & ERMA'S RESTAURNATS, INC.
                                                                              21

NOTES TO FINANCIAL STATEMENTS
-----------------------------

5. INCOME TAXES
---------------

The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                        1996                   1995                   1994
----------------------------------------------------------------------------------------------
Provision at statutory rate          $ 1,080,000            $ 1,041,000            $   957,000
State income taxes -
   net of Federal benefit .              147,000                121,000                124,000
Targeted jobs tax credit ..                                     (84,000)              (158,000)
FICA tax credit ...........             (234,000)              (210,000)              (142,000)
Other - net ...............               22,000                 54,000                 35,000
                                     -----------            -----------            -----------
   TOTAL ..................          $ 1,015,000            $   922,000            $   816,000
                                     ===========            ===========            ===========
Effective Income Tax Rate .                 32.0%                  30.1%                  29.0%
                                     ===========            ===========            ===========

     The tax effects of significant items comprising the Company's net deferred tax asset at October 27, 1996 and October 29, 1995 are as follows:

                                               1996                   1995
----------------------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES)
Rent expense ....................          $   718,000           $   579,000
Targeted jobs tax credits .......              107,000               119,000
FICA tax credits ................              453,000               233,000
Alternative minimum tax credit ..               51,000                51,000
Other ...........................              186,000               102,000
                                           -----------           -----------
   TOTAL DEFERRED TAX ASSETS ....            1,515,000             1,084,000
                                           -----------           -----------
Accelerated deprecitation .......             (736,000)             (319,000)
Preopening costs ................             (208,000)             (255,000)
Prepaid insurance ...............              (70,000)              (63,000)
Other ...........................              (28,000)              (36,000)
   TOTAL DEFERRED TAX LIABILITIES           (1,042,000)             (673,000)
                                           -----------           -----------
   NET DEFERRED TAX ASSETS ......          $   473,000           $   411,000
                                           ===========           ===========

     The Company's Targeted Jobs tax credit and FICA tax credit carryforwards expire in varying periods to 2010 and the alternative minimum tax credit carryforward has no expiration date.

6. STOCK OPTION AND BONUS PLANS
-------------------------------

     In effect at October 27, 1996 are the 1992 and 1996 Stock Option Plans (collectively the "Plans"). The options granted under the Plans may be either incentive stock options or non-statutory stock options. The terms of the Plans are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors. The Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 and 400,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are exercisable according to the terms of each option. At October 27, 1996, 136,150 shares under option were exercisable and 525 shares were reserved for future grants under the 1992 Stock Option Plan. No shares under option were exercisable and 333,000 shares were reserved for future grants under the 1996 Stock Option Plan at October 27, 1996.

     The Company also has a 1984 Incentive Stock Option Plan and a 1984 Non-Statutory Stock Option Plan, (collectively, the "1984 Option Plans"). The 1984 Option Plans provide that the Company may grant options (generally at fair market value at date of grant) for not more than 1,283,335 shares of common stock to certain employees and directors. Under the terms of the 1984 Option Plans, options are exercisable over a period up to ten years from the grant date as determined by the Company; however, options under the 1984 Incentive Plan are not exercisable until at least one year after the grant date. Shares of common stock purchased under the 1984 Option Plans vest at the rate of 20% per year of service, including years of service prior to date of award. The Company may repurchase, at the optionee's purchase price, non-vested shares if an optionee terminates employment or directorship. At October 27, 1996, 108,575 shares under option were exercisable. In conjunction with the adoption of the 1992 Plan no further grants will be made under the 1984 Plans.

     The Company provides for the payment of bonuses in cash and/or common stock pursuant to The Manager Stock Bonus Plan ("Bonus Plan") and the 1996 Employee Incentive Stock Purchase and Manager Bonus Plan (the "1996 Bonus Plan"). Under the terms of the Bonus Plan, no shares of common stock remain available to be issued. During fiscal 1996, 1995 and 1994, 8,962, 8,467 and 15,637 shares were issued under this Plan. Under the terms of the 1996 Bonus Plan, up to 93,598 shares of common stock remain available to be issued at one-half of the fair market value of the shares at the date of the award. During fiscal 1996, 6,402 shares were issued under this plan.

     The following summarizes the stock option transactions from October 31, 1993 through October 27, 1996 adjusted to reflect the 10% stock dividend in April 1995:
                                                  MAX & ERMA'S RESTAURANTS, INC.

NOTES TO FINANCIAL STATEMENTS
-----------------------------

                                        NUMBER            EXERCISE               AGGREGATE
                                            OF           PRICE PER                EXERCISE
                                       OPTIONS               SHARE                   PRICE
-------------------------------------------------------------------------------------------
Balance, October 31, 1993              551,986          $2.36-10.00             $ 2,523,379
   Granted ..............               81,950           7.27- 8.75                 644,438
   Exercised ............             (109,579)          2.36- 5.64                (383,351)
   Cancelled ............              (13,063)          2.82- 7.27                 (50,680)
                                      --------                                  -----------
Balance, October 30, 1994              511,294           2.36-10.00               2,733,786
   Granted ..............              140,700           6.82-11.00               1,260,375
   Exercised ............              (33,244)          2.36- 5.79                 (89,861)
   Cancelled ............              (14,300)          4.09- 7.84                (120,563)
                                      --------                                  -----------
Balance, October 29, 1995              604,450           2.36-11.00               3,783,737
   Granted ..............              149,500           6.13- 7.88                 987,563
   Exercised ............             (154,425)          2.82- 4.09                (440,458)
   Cancelled ............              (11,975)          7.27- 8.18                 (93,650)
                                      --------                                  -----------
Balance, October 27, 1996              587,550           2.36-11.00             $ 4,237,192
                                      ========                                  ===========

     The 1996, 1992 and 1984 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. During fiscal 1996, 91,146 options with an aggregate exercise price of $257,854 were exercised by the tendering of 38,177 shares with an equivalent market value. No such options were exercised in fiscal 1995 and 1994.

7. EMPLOYEE BENEFIT PLANS
-------------------------

     Effective January 1, 1994, the Company adopted the Max & Erma's 401(k) Savings Plan and Trust which allows employees who have attained age 21 and have completed one year of service to defer receipt of a portion of their compensation and contribute such amounts to various investment funds. The Company matches a percentage of the employees' contributions.

     The Company also provides certain retiree health care benefits to qualified officers.

     Total expense for these plans for 1996, 1995 and 1994 was approximately $125,000, $138,000 and $83,000 respectively.

8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
------------------------------------------------

The carrying amounts of cash and equivalents at October 27, 1996 and October 29, 1995, approximate their fair value due to the short-term maturities of these items.

     The estimated fair value of the Company's long-term debt was approximately $27,928,000 as compared to the carrying amounts of $28,537,631 at October 27, 1996. The fair value of the Company's long-term obligations is estimated based on the quoted market prices for the same or similar issues of the subordinated debentures and the current interest rates offered for debt of the same remaining maturities.

9.RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
-------------------------------------------

In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement, which is effective for fiscal years beginning after December 15, 1995, requires that an entity evaluate long-lived assets and certain other identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment loss meeting the recognition criteria is to be measured as the amount by which the carrying amount for financial reporting purposes exceeds the fair value of the asset. The Company plans to adopt this statement in fiscal 1997 and does not expect adoption of the statement to have a material effect on the Company's financial position or results of operations.

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

INDEPENDENT AUDITOR'S REPORT


To the Stockholders and Directors of Max & Erma's Restaurants, Inc.:

     We have audited the accompanying balance sheets of Max & Erma's Restaurants, Inc. as of October 27, 1996 and October 29, 1995, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. at October 27, 1996 and October 29, 1995, and the results of its operations and its cash flows for each of the three years in the period ended October 27, 1996 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
--------------------------

December 9, 1996

Columbus, Ohio

MAX & ERMA'S OFFICERS AND DIRECTORS

WILLIAM E. ARTHUR, Director, Partner, Porter, Wright, Morris & Arthur - TODD B. BARNUM, Chairman of the Board, Chief Executive Officer, President and Director o ROGER D. BLACKWELL, Director, Professor of Marketing, The Ohio State University BONNIE J. BRANNIGAN, Vice President of Marketing and Planning - MARK F. EMERSON, Chief Operating Officer and Director - LARRY B. FOURNIER, Vice President of Development THOMAS R. GREEN, Director, Executive Vice President, Central Benefits Mutual Insurance Company GREG L. HEYWOOD, Regional Vice President of Operations DONALD W. KELLEY, Director, Owner, Donald W. Kelley & Associates o MICHAEL D. MURPHY, Director, Private Investor WILLIAM C. NIEGSCH, JR., Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director ROBERT A. ROTHMAN, Director, Managing Partner, Amusement Investment Company

SELECTED QUARTERLY FINANCIAL DATA
---------------------------------

                                                                                                  STOCK PRICE
(THOUSANDS, EXCEPT PER           TOTAL  INCOME BEFORE             NET       EARNINGS          --------------------
SHARE DATA)                   REVENUES   INCOME TAXES          INCOME      PER SHARE          HIGH             LOW
-------------------------------------------------------------------------------------------------------------------
1996
First Quarter .............  $  23,079      $     581       $     415      $    0.10       $   7.63       $    5.50
Second Quarter ............     18,263            849             580           0.14           7.88            5.75
Third Quarter .............     19,415            926             626           0.15           8.25            5.88
Fourth Quarter ............     19,101            820             540           0.13           6.88            5.88
                             ---------      ---------       ---------      ---------       --------       ---------
   YEAR ...................  $  79,858      $   3,176       $   2,161      $    0.51       $   8.25       $    5.50
                             =========      =========       =========      =========       ========       =========

1995

First Quarter .............  $  19,329      $     886       $     610      $    0.14       $   7.95       $    6.02
Second Quarter ............     14,332            720             492           0.12           8.38            7.16
Third Quarter .............     15,181            777             542           0.13           8.25            7.63
Fourth Quarter ............     15,356            678             495           0.12           8.38            7.38
                             ---------      ---------       ---------      ---------       --------       ---------
   YEAR ...................  $  64,198      $   3,061       $   2,139      $    0.50       $   8.38       $    6.02
                             =========      =========       =========      =========       ========       =========


The Company's common stock trades on the NASDAQ National Market under the symbol MAXE. At November 30, 1996 there were 865 stockholders of record of the Company's common stock. The closing price for the Company's common stock at October 27, 1996 was $6.63. The high and low prices for the Company's common stock have been adjusted for a 10% stock dividend paid April 21, 1995.

SHAREHOLDER INFORMATION
-----------------------


QUARTERLY CALENDAR:

Max & Erma's operates on a fiscal year ending on the last Sunday in October. Quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year end.

     Fiscal 1997         Quarter-End Dates
     -------------------------------------
     1st  quarter        February 16, 1997
     2nd quarter         May 11, 1997
     3rd quarter         August 3, 1997
     4th quarter         October 26, 1997

DIVIDENDS:

The Company paid no cash dividends in fiscal 1994, 1995 or 1996. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.

GENERAL COUNSEL:
Porter, Wright, Morris & Arthur
Columbus, Ohio

AUDITORS:
Deloitte & Touche LLP
Columbus, Ohio

STOCK TRANSFER AGENT AND REGISTRAR:
The Huntington Trust Company
Stock Transfer Department
Huntington Center - HC1026
Columbus, Ohio 43287
614-480-3760

Stockholders are advised to notify the Transfer Agent of changes in address or problems regarding missing or incorrect dividends or stock certificates.

ANNUAL SHAREHOLDERS MEETING:
April 10, 1997, 2:30 p.m.
Hyatt Regency Columbus
at Greater Columbus Convention Center
350 North High Street
Columbus, Ohio

10-K REPORT:
Stockholders may obtain, without cost, a copy of Form 10-K for the Company's fiscal year ended
October 27, 1996, by writing to:
William C. Niegsch, Jr.
Max & Erma's Restaurants, Inc.
P.O. Box 297830
4849 Evanswood Drive
Columbus, Ohio 43229