Form 10-K, Exhibit 13
period 1997-10-26
MAX & ERMAS RESTAURANTS INC
filed 1998-01-14
CIK 706471

                                                                      Exhibit 13


SELECTED FINANCIAL DATA
-----------------------

                                       October 26,     October 27,     October 29,     October 30,     October 31,     October 25,
(In thousands, except per share data)         1997            1996            1995            1994            1993            1992
                                       -------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
Revenues ...........................   $    91,626     $    79,858     $    64,198     $    56,127     $    43,515     $    38,763
Operating Income ...................         5,967           5,312           4,427           3,740           2,581           2,225
Interest Expense ...................         2,704           2,060           1,208             851             350             335
Income Before Income Taxes .........         3,173           3,176           3,061           2,817           2,084           1,698
Net Income .........................         2,225           2,161           2,139           2,001           1,371           1,083
Depreciation and Amortization ......         5,839           5,515           4,201           3,599           2,405           2,112
EBITDA* ............................        11,716          10,750           8,470           7,268           4,839           4,144
Capital Expenditures ...............        10,381          13,898          16,191           7,700           6,765           2,445

PER SHARE DATA
------------------------------------------------------------------------------------------------------------------------------------
Net Income .........................   $       .53     $       .51     $       .50     $       .47     $       .34     $       .28
Revenues ...........................         21.78           18.73           15.04           13.26           10.94            9.86
Assets .............................         15.21           13.72           11.43            7.65            6.19            4.09
Stockholders' Equity ...............          4.75            4.20            3.65            3.24            2.51            2.13
Market Price at Year End ...........          6.31            6.63            7.63            7.73            7.62            4.09
Weighted Average Shares Outstanding          4,206           4,264           4,268           4,232           3,979           3,932

FINANCIAL POSITION
------------------------------------------------------------------------------------------------------------------------------------
Cash ...............................   $     1,149     $       927     $     1,102     $       993     $       442     $       299
Working Capital Deficit ............        (4,270)         (5,067)         (3,316)         (2,526)         (2,748)         (1,254)
Property-Net .......................        58,084          52,715          42,502          27,530          21,505          13,531
Total Assets .......................        63,956          58,484          48,800          32,383          24,630          16,065
Long-Term Obligations
     (Less Current Maturities) .....        36,359          32,349          26,037          13,639          10,129           5,023
Stockholders' Equity ...............        19,969          17,908          15,600          13,712          10,000           8,367

OTHER DATA AND RATIOS
------------------------------------------------------------------------------------------------------------------------------------
Average Restaurant Sales ...........   $     2,174     $     2,209     $     2,172     $     2,191     $     2,070     $     2,035
Restaurants in Operation at Year End            44              39              33              27              24              20
Restaurant Profit Margin ...........          12.8%           13.0%           14.4%           14.1%           14.1%           13.7%
Operating Profit Margin ............           6.5%            6.7%            6.9%            6.7%            5.9%            5.7%
Long-Term Debt-to-Equity Ratio .....           1.8             1.8             1.7             1.0             1.0              .6
Price Earnings Ratio (High/Low) ....      13.9/9.4       16.2/10.8       16.8/12.0       20.8/14.5       22.1/11.8        16.3/9.7
Return on Beginning Assets .........           3.8%            4.4%            6.6%            8.1             8.5%            7.3%
Return on Beginning Equity .........          12.4%           13.9%           15.6%           20.0%           16.4%           13.1%




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

MANAGEMENT'S DISCUSSION
-----------------------
AND ANALYSIS
------------


REVENUE
-------

Revenues for 1997 increased $11,768,000 or 15% from 1996. The increase was a result of i) opening six restaurants during 1996, ii) opening five restaurants during 1997 and iii) an increase of $227,000 or .4% in sales at restaurants opened eighteen months or more. Additional revenues from new restaurants and same-store sales gains were offset by a one-half percent decline in average weekly sales per restaurant during 1997. This decline occurred as restaurants not yet included in same-store sales experienced a decline in sales from peak "honeymoon" sales levels.

   Revenues for 1996 increased $15,660,000 or 24% from 1995. The increase was a result of opening seven restaurants during 1995 and six restaurants during 1996 and significantly higher average sales at the six restaurants opened during 1996. Revenues from the additional restaurants were partially offset by a decline of 2.0% or $1,116,000 in sales at restaurants opened eighteen months or more.

   The decline in same-store sales experienced during 1996 was primarily a result of harsh winter weather during the first quarter of 1996 and intense competition in the casual dining segment of the restaurant industry. Much of the decline in 1996 occurred at three of the Company's higher sales volume restaurants, where in two cases as many as ten or more competitors opened over an 18 to 24 month period. Despite this level of competition, which continued into 1997, the Company was able to report positive same-store sales comparisons in 1997 due to i) stable beverage sales, ii) menu price increases of approximately 2% and iii) an increase in the dinner check average of just over 1%.

   Management expects the prospects for same-store sales growth to remain difficult in 1998, but is optimistic that moderate gains will continue based on 1997 results. New restaurants opened during 1997 reported weekly sales of $52,491, approximately 25% higher than the chain-wide average of $41,799. Over 55% of the 29 restaurants included in same-store sales reported positive comparison, with no restaurant off more than 6%, while one unit achieved a gain in sales in excess of 15%.

   During 1997 the Company entered into two separate franchise agreements to operate a Max & Erma's restaurant in the Columbus, Ohio airport and two restaurants in the Cleveland, Ohio airport. All three restaurants are expected to open during 1998. Subsequent to the end of the year the Company signed a letter of intent for a three restaurant franchise in West Virginia, with the first restaurant expected to open in early 1999. In addition to opening five to six Company owned Max & Erma's restaurants in 1998, it is management's intent to continue to explore alternative revenue sources such as franchising, acquisitions and alternative concepts.

   In that regard, the Company anticipates testing a second restaurant concept during 1998. The "new concept" will occupy approximately 4,000 square feet of leased space, open for dinner only, and primarily serve pasta and gourmet pizzas prepared in a wood-burning oven. Management expects the "new concept" to generate an average dinner check, including alcoholic beverages, of approximately $13 to $15 per person and annualized sales of approximately $1.25 million per location.


RESTAURANT OPERATING PROFIT
---------------------------

The following table sets forth the Company's restaurant operating profit as a percent of revenue:

                                     October 26,  October 27,  October 29,
                                            1997         1996         1995
                                            ----         ----         ----

Revenues ...........................       100.0%       100.0%       100.0%
Cost of Goods Sold .................       (27.0)       (26.7)       (26.0)
Payroll & Benefits .................       (31.0)       (30.6)       (30.3)
Other Operating Expenses ...........       (29.2)       (29.7)       (29.3)
                                           -----        -----        -----
Restaurant Operating Profit ........        12.8%        13.0%        14.4%
                                           -----        -----        -----

   Cost of goods sold, as a percentage of revenues, increased from 26.0% in 1995 to 26.7% in 1996 and to 27.0% in 1997. The increase from 1995 to 1996 was a result of higher pork and dairy prices throughout 1996 and the introduction of higher cost entrees. The increase from 1996 to 1997 was primarily a result of higher beef prices during 1997. The Company raised prices approximately 1% and 2%, in 1996 and 1997, respectively, in an effort to mitigate rising costs.

   Payroll and benefits, as a percentage of revenues, increased from 30.3% in 1995 to 30.6% in 1996 and to 31.0% in 1997. The increases were a result of higher wage rates brought on by extremely low unemployment levels and peak demand for restaurant workers. Management believes payroll and benefits, as a percentage of revenues, have at least stabilized as the Company reported payroll and benefit costs at exactly 31.0% for all four quarters of 1997. Price increases and removal of labor intensive items from the menu may allow the Company to show some improvement in payroll and benefits, as a percentage of revenues, during 1998.

   Other operating expenses increased from 29.3% in 1995 to 29.7% in 1996. The increase was primarily a result of an increase in amortization of pre-opening expenses from $551,000 or .9% of revenues in 1995 to $1,073,000 or 1.3% of revenues in 1996. Other operating expenses, as a percentage of revenues, decreased to 29.2% in 1997 as a result of a decrease in amortization of pre-opening expenses to $881,000 or 1.0% of revenues and reduced rental expense and depreciation expense due to the Company's increased ownership of real estate. As discussed below, the Company expects to complete a sale-leaseback transaction in early 1998 which would increase other operating expenses, as a percentage of revenues, by approximately one percentage point in 1998, but have a more than offsetting reduction of interest expense.

   Inflation has had no significant impact on operating costs during the years reported.


ADMINISTRATIVE EXPENSES
-----------------------

Administrative expenses, as a percentage of revenues, declined from 7.5% in 1995 to 6.3% in 1996 and 1997. The decline from 1995 to 1996 was a result of an accelerated revenue growth rate in 1996, a continuing effort to control corporate overhead and the fact that certain administrative costs were in place in anticipation of 1996's higher than normal growth.

   In dollar terms, administrative expenses increased 5% from 1995 to 1996 and 13% from 1996 to 1997. The increase was primarily a result of salary increases and additional corporate staff to support the Company's growth.

   The average increase in administrative expenses from 1995 to 1997 was 9% per year, well below the average annual revenue growth rate of 21% per year. Management expects this trend to continue, which should further reduce administrative expenses as a percentage of revenues.


INTEREST EXPENSE
----------------

Interest expense increased from $2,060,000 in 1996 to $2,704,000 in 1997. The increase was a result of an increase in the average balance of long-term obligations from $30.3 million during 1996 to $34.5 million during 1997 and an increase in the interest rate on the Company's revolving credit agreement. The interest rate under the agreement increased from 8.5% for most of 1996 to 9.0% at the end of 1997. During 1997 the Company capitalized $215,000 of construction period interest as compared to $406,000 capitalized during 1996.

   Interest expense increased from $1,208,000 in 1995 to $2,060,000 in 1996 due to an increase in the average balance of long-term obligations during the year from $18.7 million in 1995 to $30.3 million in 1996. A slight reduction in interest rates during 1996 partially offset the effect of the increased borrowing. During 1996 the Company obtained a $6.0 million 8.32% fixed rate mortgage and the interest rate on its revolving credit agreement, which was 9.0% for most of 1995, declined to 8.5% for most of 1996. During 1995 the Company capitalized $337,000 of construction period interest.

   The Company expects to complete a sale-leaseback of nine restaurant properties during the first quarter of 1998. As a result of this, management expects interest expense to decline by approximately 40% during 1998. A significant portion of the decline will be offset by higher rental expense, which will be included under other operating expenses.

INCOME TAXES
------------

The Company's effective tax rate increased from 30% in 1995 to 32% in 1996 and then declined back to 30% in 1997. The increase from 1995 to 1996 was a result of the expiration of the targeted jobs tax credit during 1995. The decrease from 1996 to 1997 was a result of the work opportunity tax credit, a program similar to the targeted jobs tax credit, which began just before the start of fiscal 1997 and increased FICA tax on tips credit due to the Company's growth.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company's working capital ratio remained steady at .4 to 1 at both October 27, 1996 and October 26, 1997. Historically the Company has been able to operate with a working capital deficiency because 1) restaurant operations are primarily conducted on a cash basis, 2) high turnover (about once every 10 days) permits a limited investment in inventory, and 3) trade payables for food purchases usually become due after receipt of cash from the related sales.

   During 1997, the Company expended approximately $10,514,000 for property additions, inclusive of $133,000 landlord construction allowance, $46,459,000 to reduce long-term obligations, and $665,000 to repurchase approximately 100,000 shares of its common stock and increased cash $222,000. Funds for such expenditures were provided primarily by $49,191,000 from proceeds of long-term obligations, $7,870,000 from operations, $370,000 from the sale of common stock and $467,000 from the sale of assets. The Company routinely draws down and repays its revolving credit agreement, the gross amounts of which are included in the above numbers.

   At October 26, 1997, the Company was committed to the opening of five Company owned Max & Erma's, three of which were under construction at October 26, 1997, with two scheduled to open during the first quarter of 1998 and one scheduled for the second quarter. Additionally, the Company was under contract to purchase the ground for a fourth 1998 location, which would open during the second half of the year. The Company is also negotiating for two additional Max & Erma's sites, at least one of which would open in late 1998.

   The Company expects to expend approximately $7.0 million in 1998 on the completion of the five restaurants planned for the year. Although no sites are currently under contract, the Company would anticipate spending an additional two to three million dollars during 1998 on restaurants scheduled to open in 1999.

   In addition to the Max & Erma's restaurants planned for 1998, the Company will test a "new concept" by constructing and opening three to five test locations at a total cost of 1.5 to 2.5 million dollars. The Company has signed one lease for 4,000 square feet of leased space and anticipates entering into two to four additional leases for approximately 3,500 to 4,000 square feet each. Management estimates the costs to build and equip each restaurant at approximately $500,000.

   Funding for the above will be provided by cash from operations, the sale-leaseback arrangement, bank borrowings and equipment leasing. At October 26, 1997 the Company had available $1.15 million dollars under its revolving credit agreement and $2.5 million under equipment lease commitments. In early 1998 the Company obtained an $18.2 million sale-leaseback commitment on nine existing Max & Erma's properties. The proceeds of the sale will be used to pay off the balance due under the Company's revolving credit line and increase cash by approximately $1.0 million. On December 31, 1997 the Company closed on the sale-leaseback of eight of the properties. In addition the Company received an 18-month sale-leaseback commitment of $10.0 million to finance up to $2.0 million per restaurant of land and building costs for five future Max & Erma's. Upon completion of the initial sale-leaseback transaction, the Company's revolving credit line will be renewed at $12.0 million, with the entire amount available. Management believes the funding available from the future sale-leaseback commitment, the Company's revolving credit agreement, equipment leasing and cash from operations should be adequate to meet its capital needs through 1999.

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

BALANCE SHEETS
--------------

                                                                                      October 26,       October 27,
ASSETS                                                                                       1997              1996
--------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
--------------------------------------------------------------------------------------------------------------------
Cash and equivalents .............................................................   $  1,149,482      $    927,261
Receivables:
   Trade and other ...............................................................        309,202           197,622
   Equipment deposits ............................................................        191,768           330,076
                                                                                     ------------      ------------
     TOTAL RECEIVABLES ...........................................................        500,970           527,698
Inventories ......................................................................        738,124           641,196
Supplies .........................................................................        186,190           167,264
Prepaid expenses:
   Insurance .....................................................................        158,673           205,822
   Other .........................................................................        134,164            99,778
Preopening costs (less accumulated amortization, 1997-$463,587; 1996-$546,374) ...        419,836           546,319
Deferred income taxes ............................................................         50,000
                                                                                     ------------      ------------
     TOTAL CURRENT ASSETS ........................................................      3,337,439         3,115,338

PROPERTY-AT COST
--------------------------------------------------------------------------------------------------------------------
Land and buildings ...............................................................     38,836,615        31,178,365
Leasehold improvements ...........................................................     21,190,333        20,347,332
Equipment and fixtures ...........................................................     16,559,840        14,905,282
Construction in progress .........................................................      2,635,361         3,654,485
                                                                                     ------------      ------------
   Total .........................................................................     79,222,149        70,085,464
Less accumulated depreciation and amortization ...................................     21,138,547        17,370,256
                                                                                     ------------      ------------
     PROPERTY-NET ................................................................     58,083,602        52,715,208

OTHER ASSETS
--------------------------------------------------------------------------------------------------------------------
Goodwill (less accumulated amortization, 1997-$704,031; 1996-$653,743) ...........        235,501           285,789
Deferred Costs (less accumulated amortization, 1997-$322,005; 1996-$218,227) .....        960,324           876,262
Deferred income taxes ............................................................        579,000           620,000
Miscellaneous ....................................................................        760,093           871,644
                                                                                     ------------      ------------
     TOTAL OTHER ASSETS ..........................................................      2,534,918         2,653,695
                                                                                     ------------      ------------

TOTAL ............................................................................   $ 63,955,959      $ 58,484,241
                                                                                     ============      ============



See notes to financial statements.

                                                                                      October 26,       October 27,
LIABILITIES AND STOCKHOLDERS' EQUITY                                                         1997              1996
--------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
--------------------------------------------------------------------------------------------------------------------
Current maturities of long-term obligations .....................................    $  1,460,128      $  1,407,604
Accounts payable ................................................................       1,640,194         1,638,990
Construction payables ...........................................................       1,234,365         1,774,350
Accrued liabilities:
   Payroll and related taxes ....................................................       1,363,695         1,305,276
   Taxes, other than income taxes ...............................................         945,165           912,939
   Income taxes .................................................................          48,480           208,773
   Other ........................................................................         915,263           787,168
                                                                                     ------------      ------------
     Total accrued liabilities ..................................................       3,272,603         3,214,156
                                                                                     ------------      ------------
Deferred income taxes ...........................................................                           147,000
                                                                                     ------------      ------------
     TOTAL CURRENT LIABILITIES ..................................................       7,607,290         8,182,100

LONG-TERM OBLIGATIONS-
--------------------------------------------------------------------------------------------------------------------
   Less current maturities ......................................................      36,358,966        32,349,305

MINORITY INTERESTS IN AFFILIATED PARTNERSHIPS ...................................          20,225            45,288
--------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 9)
--------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
   Preferred stock- $.10 par value; authorized 500,000 shares, none outstanding
   Common stock- $.10 par value; authorized 10,000,000 shares; issued and outstanding:
     1997-4,231,113; 1996-4,226,497 shares ......................................         423,111           422,650
   Additional capital ...........................................................      11,268,830        11,432,112
   Retained earnings ............................................................       8,277,537         6,052,786
                                                                                     ------------      ------------
     TOTAL STOCKHOLDERS' EQUITY .................................................      19,969,478        17,907,548
                                                                                     ------------      ------------

TOTAL ...........................................................................    $ 63,955,959      $ 58,484,241
                                                                                     ============      ============



See notes to financial statements.

STATEMENTS OF INCOME
--------------------

                                                                                      YEAR ENDED
                                                                     October 26,      October 27,       October 29,
                                                                            1997             1996              1995
                                                                    ------------------------------------------------

REVENUES .......................................................    $ 91,626,226     $ 79,857,589      $ 64,198,284
                                                                    ------------     ------------      ------------

OPERATING EXPENSES:
--------------------------------------------------------------------------------------------------------------------
Cost of goods sold .............................................      24,768,549       21,338,590        16,723,445
Payroll and benefits ...........................................      28,404,596       24,396,710        19,435,463
Other operating expenses .......................................      26,753,835       23,741,859        18,808,272
Administrative expenses ........................................       5,732,267        5,068,093         4,804,486
                                                                    ------------     ------------      ------------
   TOTAL OPERATING EXPENSES ....................................      85,659,247       74,545,252        59,771,666
                                                                    ------------     ------------      ------------

OPERATING INCOME ...............................................       5,966,979        5,312,337         4,426,618

INTEREST EXPENSE ...............................................       2,703,781        2,059,732         1,207,695
--------------------------------------------------------------------------------------------------------------------

MINORITY INTERESTS IN INCOME OF
   AFFILIATED PARTNERSHIPS .....................................          90,447           76,616           157,712
                                                                    ------------     ------------      ------------

INCOME BEFORE INCOME TAXES .....................................       3,172,751        3,175,989         3,061,211
                                                                    ------------     ------------      ------------

INCOME TAXES:
--------------------------------------------------------------------------------------------------------------------
State and local ................................................         202,000          223,000           184,000
Federal:
   Current .....................................................         902,000          854,000           791,000
   Deferred (credit) ...........................................        (156,000)         (62,000)          (53,000)
                                                                    ------------     ------------      ------------
     TOTAL INCOME TAXES ........................................         948,000        1,015,000           922,000
                                                                    ------------     ------------      ------------

NET INCOME .....................................................    $  2,224,751     $  2,160,989      $  2,139,211
                                                                    ------------     ------------      ------------

NET INCOME PER COMMON SHARE ....................................    $       0.53     $       0.51      $       0.50
                                                                    ------------     ------------      ------------

WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING ...............................       4,205,625        4,264,032         4,268,274
                                                                    ------------     ------------      ------------


See notes to financial statements.

STATEMENT OF STOCKHOLDERS' EQUITY
---------------------------------

                                                 Common Stock
                                                 ------------            Additional      Retained
                                             Shares          Amount       Capital        Earnings           Total
----------------------------------------------------------------------------------------------------------------------

BALANCE, OCTOBER 30, 1994                 3,768,189   $     376,819    $  8,657,770   $   4,676,959    $ 13,711,548
----------------------------------------------------------------------------------------------------------------------
Issuance of stock through
   option and bonus plans,
   including $72,640 related
   tax benefit                               39,091           3,909         227,579                         231,488
Stock issued in connection
   with 10% stock dividend                  371,066          37,107       2,885,038      (2,922,145)
Cash paid in lieu of fractional
   shares in connection with
    10% stock dividend                                                                       (2,228)         (2,228)
Shares repurchased                          (60,461)         (6,046)       (474,004)                       (480,050)
Net income                                                                                2,139,211       2,139,211
                                          ---------   -------------    ------------   -------------    ------------

BALANCE, OCTOBER 29, 1995                 4,117,885         411,789      11,296,383       3,891,797      15,599,969
----------------------------------------------------------------------------------------------------------------------
Issuance of stock through
   option and bonus plans,
   including $13,399 related
   tax benefit                              131,612          13,161         288,175                         301,336
Shares repurchased                          (23,000)         (2,300)       (152,446)                       (154,746)
Net income                                                                                2,160,989       2,160,989
                                          ---------   -------------    ------------   -------------    ------------

BALANCE, OCTOBER 27, 1996                 4,226,497         422,650      11,432,112       6,052,786      17,907,548
----------------------------------------------------------------------------------------------------------------------
Issuance of stock through
   option and bonus plans,
   including $44,249 related
   tax benefit                              104,387          10,438         491,665                         502,103
Shares repurchased                          (99,771)         (9,977)       (654,947)                       (664,924)
Net income                                                                                2,224,751       2,224,751
                                          ---------   -------------    ------------   -------------    ------------

BALANCE, OCTOBER 26, 1997                 4,231,113   $     423,111    $ 11,268,830   $   8,277,537    $ 19,969,478
-------------------------                 ---------   -------------    ------------   -------------    ------------



See notes to financial statements.

STATEMENTS OF CASH FLOWS
------------------------

                                                                                      YEAR ENDED
                                                                     October 26,      October 27,       October 29,
                                                                            1997             1996              1995
                                                                    --------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
----------------------------------------------------------------------------------------------------------------------
Net income .....................................................    $  2,224,751     $  2,160,989     $   2,139,211
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization ...............................       5,839,346        5,514,683         4,201,100
   Deferred income tax credit ..................................        (156,000)         (62,000)          (53,000)
   Minority interests in income of Affiliated Partnerships .....          90,447           76,616           157,712
   Loss on property disposals ..................................         102,462           99,230            46,540
   Issuance of common stock as compensation
     through manager bonus plan ................................          87,583          105,331            68,987
Changes in assets and liabilities:
   Receivables, inventories, supplies and prepaids .............          56,637          286,920          (749,171)
   Capitalized preopening costs ................................        (754,213)        (945,601)         (916,639)
   Other assets ................................................        (187,839)          22,022           (31,354)
   Accounts payable, accrued and other liabilities .............         567,272        1,453,886         1,167,756
                                                                    ------------     ------------      ------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES .................       7,870,446        8,712,076         6,031,142
                                                                    ------------     ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
----------------------------------------------------------------------------------------------------------------------
Property additions .............................................     (10,381,284)     (13,897,963)      (16,191,324)
Reimbursable construction costs incurred .......................        (133,000)                          (275,000)
Construction costs reimbursed ..................................                                            275,000
Collections (additions) of (to) other assets ...................          77,629         (157,658)         (126,337)
Proceeds from the sale of property .............................         467,363          215,400             4,424
                                                                    ------------     ------------      ------------
   NET CASH USED BY INVESTING ACTIVITIES .......................      (9,969,292)     (13,840,221)      (16,313,237)
                                                                    ------------     ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
----------------------------------------------------------------------------------------------------------------------
Principal payments under long-term obligations .................     (46,459,439)     (33,734,623)      (15,612,803)
Proceeds from long-term obligations ............................      49,190,666       38,929,346        26,588,540
Debt issue costs ...............................................                          (95,972)
Proceeds from exercise of stock options ........................         370,274          182,604            89,861
Distributions to minority interests in Affiliated Partnerships .        (115,510)        (173,263)         (192,514)
Cash paid for purchase of common stock .........................        (664,924)        (154,746)         (480,050)
Cash paid in lieu of fractional shares .........................                                             (2,228)
                                                                    ------------     ------------      ------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES ...................       2,321,067        4,953,346        10,390,806
                                                                    ------------     ------------      ------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS ................         222,221         (174,799)          108,711

CASH AND EQUIVALENTS AT BEGINNING OF YEAR ......................         927,261        1,102,060           993,349
                                                                    ------------     ------------      ------------

CASH AND EQUIVALENTS AT END OF YEAR ............................    $  1,149,482     $    927,261      $  1,102,060
                                                                    ------------     ------------      ------------

SUPPLEMENTAL DISCLOSURES:
----------------------------------------------------------------------------------------------------------------------
Cash paid for:
   Interest-net of $215,468, $405,746, and $337,046
   capitalized in 1997, 1996 and 1995 ..........................    $  2,567,364     $  2,020,919      $  1,152,455
   Income taxes ................................................       1,290,251          823,827         1,014,025
Noncash activities:
   Property additions financed by capital leases ...............         867,586        1,375,425         1,107,255
   Property additions financed by construction payables ........       1,234,365        1,774,350         2,269,182


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
-----------------------------

FOR THE YEARS ENDED OCTOBER 26, 1997,
OCTOBER 27, 1996 AND OCTOBER 29, 1995

1. ACCOUNTING POLICIES
----------------------

   DESCRIPTION OF BUSINESS-Max & Erma's Restaurants, Inc. (the "Company") owns and operates restaurants under the trade name "Max & Erma's-Neighborhood Gathering Place." At October 26, 1997, there are 44 Max & Erma's restaurants in operation (39 at October 27, 1996) (principally located in the Midwestern United States) and 3 under construction in Ohio. The Company owns all of the restaurants, except for two that are owned by separate limited partnerships ("Affiliated Partnerships") in which the Company is the controlling general partner.

   CONSOLIDATION-The financial statements include the accounts of the Company and the Affiliated Partnerships. All significant intercompany transactions and balances, including management fees, interest, receivables and payables, have been eliminated.

   CASH EQUIVALENTS-The Company considers all checking accounts, cash funds and highly liquid debt instruments with a maturity of less than three months at the date of purchase to be cash equivalents. All cash is principally on deposit with two banks.

   INVENTORIES-Inventories are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market, and consist of food and beverages.

   PREOPENING COSTS-Restaurant preopening costs which consist of hiring, training and certain other incremental direct costs of opening restaurants are accumulated and amortized from the opening date of the restaurant over a one year period.

   DEPRECIATION AND AMORTIZATION OF PROPERTY-Depreciation and amortization of property are computed generally using the straight-line method based on the estimated useful lives of the assets or the terms of the leases as follows:

                                                       Years
--------------------------------------------------------------
Buildings ..........................................  15 to 30
Leasehold improvements .............................  10 to 15
Lease rights .......................................   6 to 23
Equipment and fixtures .............................   3 to 15

   INTANGIBLES-Goodwill is amortized over 16-1/2 to 20 years which are the terms of the related restaurant leases, including renewal options. Deferred costs include debt issue costs that relate to the August 1994 issuance of Subordinated Convertible Debentures and loan costs that relate to a $6 million mortgage loan obtained in March 1996. The costs are being amortized over the life of the debentures and mortgage loan, respectively.

   ASSET IMPAIRMENTS-Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether property and equipment, goodwill, and other intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows. Based upon its most recent analysis, the Company believes that such assets at October 26, 1997 are realizable and the amortization periods are appropriate.

   ADVERTISING-The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was $2,811,000, $2,538,000 and $1,979,000 for fiscal 1997, 1996 and
1995, respectively.

   INCOME TAXES-The Company is subject to federal, state and local income taxes. Income taxes are provided for all taxable items included in the statements of income in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

   NET INCOME PER SHARE-Net income per share is based on the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during the year after giving retroactive effect to a 10% stock dividend in April 1995. The assumed conversion of the convertible debentures had an insignificant impact on net income per share.

   In February 1997, the Financial Accounting Standards Board issued SFAS No.
128. "Earnings per Share" which when adopted, will replace the current methodology for calculating and presenting earnings per share under Accounting Principles Board ("APB") Opinion No. 15, "Earnings per Share." Under SFAS No. 128, companies with complex capital structures will be required to present basic earnings per share and diluted earnings per share while companies with simple capital structures will only be required to present basic earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to the current computation of fully diluted earnings per share required under APB Opinion No. 15. The standard, which is effective for financial statements for periods ending after December 15, 1997, including interim periods, requires restatement of all prior-period earnings per share data. Earlier application is not per-

NOTES TO FINANCIAL STATEMENTS
-----------------------------

mitted. Earnings per share computed under SFAS No. 128 is approximately the same as the Company's current presentation of earnings per share.

   FISCAL YEAR-END-The Company and its Affiliated Partnerships each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal 1997, 1996 and 1995 each contained 52 weeks.

   ESTIMATES-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these amounts.

2. OWNERSHIP OF RESTAURANTS BY AFFILIATED PARTNERSHIPS
------------------------------------------------------

Two of the restaurants are owned by Affiliated Partnerships in which the Company is the general partner. As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnerships. During fiscal 1997, 1996 and 1995 the Company's share of the profits and losses of these two Affiliated Partnerships was 56% and 40%, respectively.

3. LONG-TERM OBLIGATIONS
------------------------

Long-term obligations consist of the following:

                                                     October 26,     October 27,
                                                            1997           1996
--------------------------------------------------------------------------------
DEBT:
Revolving credit agreement, prime plus 1/2%
(total of 9% at October 26, 1997) ..............     $16,870,959     $12,256,518
8% convertible subordinated debentures .........       9,864,000      10,384,000
8.32% mortgage loan ............................       5,678,089       5,897,113
                                                     -----------     -----------
  TOTAL DEBT ...................................      32,413,048      28,537,631
Capital leases (Note 4) ........................       2,834,060       3,110,664
Accrued rent (Note 4) ..........................       2,571,986       2,108,614
                                                     -----------     -----------
  TOTAL LONG-TERM OBLIGATIONS ..................      37,819,094      33,756,909
Less current maturities ........................       1,460,128       1,407,604
                                                     -----------     -----------
  TOTAL LONG-TERM OBLIGATIONS-
  LESS CURRENT MATURITIES ......................     $36,358,966     $32,349,305
                                                     -----------     -----------

   At October 26, 1997, the Company's revolving credit agreement with a bank permits it to borrow up to $18,000,000 until January 1, 1999, at which time the available borrowing commitment decreases by $900,000 every three months. The outstanding balance of the revolving line of credit bears interest at a rate (as defined) ranging from prime plus 1/4% to prime plus 3/4% adjusted quarterly based upon the Company's debt ratio. All of the Company's assets except four restaurants described below collateralize the credit agreement, which also contains covenants that restrict the payment of dividends and incurrence of additional debt and require the maintenance of certain financial ratios. At October 26, 1997, approximately $1,100,000 is available for payment of dividends under the terms of the bank agreement.

   In August 1994, the Company issued $10,384,000 of convertible subordinated debentures which bear interest at 8% and are due in 2004. The debentures are unsecured and convertible at any time before maturity, unless previously redeemed, into shares of common stock of the Company at a conversion price of $9.86 per share, subject to adjustment. The holders of the debentures may tender to the Company for redemption at par (plus accrued interest) up to a maximum of $519,200 per year beginning September 1, 1997 and each succeeding year. The Company may redeem the debentures at any time subject to certain restrictions and is obligated to purchase the debentures at the holders' option upon the occurrence of certain changes in control of the Company.

   In March 1996, the Company obtained a $6 million mortgage loan which bears interest at 8.32% and is payable in monthly installments of $58,453 (principal and interest) to 2011. The loan is collateralized by four restaurants.

   Future maturities of long-term debt obligations at October 26, 1997, are as follows (see Note 4 for maturities of other long-term obligations):

Year ending in October
--------------------------------------------------------------
1998 .............................................  $  757,157
1999 .............................................   2,348,687
2000 .............................................   4,400,077
2001 .............................................   4,424,358
2002 .............................................   4,450,738
Thereafter .......................................  $16,032,031
                                                    -----------
  Total ..........................................  $32,413,048
                                                    ===========

4. LEASES
---------

The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from three to thirty years and expire between 1998 and 2025. The leases include renewal options for five to twenty additional years. Several leases provide for rent either solely or in addition to specified minimum amounts based on percentages of the restaurant's annual gross revenue, as defined. The Company is also obligated to pay certain real estate taxes, insurance, common area charges and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment and fixtures. Four of the leases contain purchase options at fair market value

NOTES TO FINANCIAL STATEMENTS
-----------------------------


and one of the leases is with an entity in which an officer and a director of the Company have a significant interest.

   The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from three to five years and expire through 2002. The Company is required to pay certain taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

   The following is a summary of property under capital leases included in the accompanying balance sheets:

                                      October 26,  October 27,
                                             1997         1996
---------------------------------------------------------------
ASSET DESCRIPTION
Buildings ..........................   $1,045,000   $1,045,000
Equipment and fixtures  ............    3,098,686    3,109,419
                                       ----------   ----------
  TOTAL  ...........................    4,143,686    4,154,419
  Less accumulated amortization ....    1,679,557    1,371,633
                                       ----------   ----------
  Net ..............................   $2,464,129   $2,782,786
                                       ----------   ----------

   Future minimum lease payments under the capital leases and the present value of such payments at October 26, 1997 are as follows:

FISCAL YEAR:
---------------------------------------------------------------
1998  ............................................. $  883,710
1999  .............................................    766,335
2000 ..............................................    655,667
2001 ..............................................    263,610
2002  .............................................    100,524
Thereafter ........................................    562,500
                                                    ----------
  TOTAL MINIMUM LEASE PAYMENTS ....................  3,232,346
Less amount representing interest .................    398,286
                                                    ----------
Present value of minimum lease payments ...........  2,834,060
                                                    ----------
Less current maturities ...........................    702,971
                                                    ----------
  TOTAL OBLIGATIONS UNDER CAPITAL LEASES-
  LESS CURRENT MATURITIES ......................... $2,131,089
                                                    ==========

   At October 26, 1997, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:

                            Related     Unrelated
                            Parties       Parties        Total
--------------------------------------------------------------
FISCAL YEAR
1998 ................... $  146,178    $3,413,696   $3,559,874
1999 ...................    146,178     3,396,412    3,542,590
2000 ...................    146,178     3,349,856    3,496,034
2001 ...................    146,178     2,663,535    2,809,713
2002 ...................    146,178     2,324,123    2,470,301
Thereafter .............  1,047,619     15,573,885   16,621,504
                         ----------    -----------  -----------
  TOTAL ................ $1,778,509    $30,721,507  $32,500,016
                         ==========    ===========  ===========

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

   At October 26, 1997, the Company has unused equipment lease commitments totaling $2,500,000 expiring in fiscal 2002.

   Rent expense, including common area charges but excluding taxes, insurance and other expenses related to the properties, consists of the following:

                                          1997          1996         1995
--------------------------------------------------------------------------
Minimum rent on operating leases:
Related parties .................... $  155,221    $  151,403   $  157,215
Unrelated parties ..................  4,369,709     3,870,177    3,400,264
Contingent rent based on:
  Percentage of gross revenue
    -unrelated parties .............    198,806       246,365      329,295
                                     ----------    ----------   ----------
TOTAL .............................. $4,723,736    $4,267,945   $3,886,774
                                      ==========    ==========   ==========

   The Company also has agreements with a partnership in which an outside director of the Company is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain restaurants. Under the agreements, the Company has received games revenue averaging approximately $140,000 per year over the last three years.

   At October 26, 1997 and October 27, 1996, the Company had made lease deposits principally with two equipment lessors which are returned to the Company upon installation of the equipment and execution of the leases.

5. INCOME TAXES
---------------

The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                             1997         1996         1995
----------------------------------------------------------------------------
Provision at statutory rate            $1,079,000    $1,080,000   $1,041,000
State income taxes-
  net of Federal benefit                  132,000       147,000      121,000
Jobs related tax credits                  (30,000)                   (84,000)
FICA tax credit                          (243,000)     (234,000)    (210,000)
Other-net                                  10,000        22,000       54,000
                                      -----------    ----------   ----------
  TOTAL                               $   948,000    $1,015,000   $  922,000
                                      ===========    ==========   ==========
Effective Income Tax Rate                    29.9%         32.0%        30.1%
                                      ===========    ==========   ==========

NOTES TO FINANCIAL STATEMENTS
-----------------------------


   The tax effects of significant items comprising the Company's net deferred tax asset at October 26, 1997 and October 27, 1996 are as follows:...

                                             1997         1996
---------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES)
Rent expense .......................   $  876,000   $  718,000
Jobs related tax credits ...........       30,000      107,000
FICA tax credits ...................      332,000      453,000
Alternative minimum tax credit .....       51,000       51,000
Other ..............................      208,000      186,000
                                       ----------   ----------
  TOTAL DEFERRED TAX ASSETS ........    1,497,000    1,515,000
                                       ----------   ----------
Accelerated depreciation ...........     (577,000)    (736,000)
Preopening costs ...................     (160,000)    (208,000)
Prepaid insurance ..................      (66,000)     (70,000)
Other ..............................      (65,000)     (28,000)
                                       ----------   ----------
  TOTAL DEFERRED TAX LIABILITIES ...     (868,000)   (1,042,000)
                                       ----------   ----------
  NET DEFERRED TAX ASSET ...........   $  629,000   $  473,000
                                       ==========   ==========

   The Company's jobs related tax credit and FICA tax credit carryforwards expire in varying periods to 2011 and the alternative minimum tax credit carryforward has no expiration date.

6. STOCK OPTION AND BONUS PLANS
-------------------------------

In effect at October 26, 1997 are the 1992 and 1996 Stock Option Plans (collectively the "Plans"). Options granted under the Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the Plans are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors. The Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 and 400,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are exercisable according to the terms of each option, generally ten years from the grant date and vest at the rate of 20% per year of service. At October 26, 1997, 255,125 shares under option were exercisable and 5,175 shares were reserved for future grants under the 1992 Stock Option Plan. Under the 1996 Stock Option Plan, 67,000 shares under option were exercisable and 208,000 shares were reserved for future grants at October 26, 1997.

   The Company also has a 1984 Incentive Stock Option Plan and a 1984 Non-Statutory Stock Option Plan, (collectively, the "1984 Option Plans"). The 1984 Option Plans provide that the Company may grant options (generally at fair market value at date of grant) for not more than 1,283,335 shares of common stock to certain employees and directors. Such options are exercisable over a period up to ten years from the grant date as determined by the Company. Shares of common stock purchased under the 1984 Option Plans vest at the rate of 20% per year of service. The Company may repurchase, at the optionee's purchase price, non-vested shares if an optionee terminates employment or directorship. At October 26, 1997, 17,875 shares under option were exercisable. In conjunction with the adoption of the 1992 Plan no further grants will be made under the 1984 Plans.

   The Company provides for the payment of bonuses in cash and/or common stock pursuant to The Manager Stock Bonus Plan ("Bonus Plan") and the 1996 Employee Incentive Stock Purchase and Manager Bonus Plan (the "1996 Bonus Plan"). Under the terms of the Bonus Plan, no shares of common stock remain available to be issued. During fiscal 1996 and 1995, 8,962 and 8,467 shares, respectively, were issued under this Plan. During fiscal 1997, no shares were issued under this Plan. Under the terms of the 1996 Bonus Plan, up to 79,636 shares of common stock remain available to be issued at one-half of the fair market value of the shares at the date of the award. During fiscal 1997, and 1996, 13,962 and 6,402 shares, respectively, were issued under this plan, at a weighted average fair value of $6.27 and $6.86, respectively. During 1997 and 1996, the Company recognized compensation expense of $87,583 and $105,331, respectively, related to the granting of options at less than fair market value at the date of grant.

   The following summarizes the stock option transactions from October 30, 1994 through October 26, 1997 adjusted to reflect the 10% stock dividend in April 1995:

                                                      Weighted
                                                       Average
                                        Number of     Exercise
                                          Options        Price
---------------------------------------------------------------
Balance, October 30, 1994 ..........      511,294       $ 5.35
  Granted ..........................      140,700       $ 8.96
  Exercised ........................      (33,244)      $ 2.70
  Cancelled ........................      (14,300)      $ 8.43
                                          -------       ------

Balance, October 29, 1995 ..........      604,450       $ 6.26
  Granted ..........................      149,500       $ 6.61
  Exercised ........................     (154,425)      $ 2.85
  Cancelled ........................      (11,975)      $ 7.82
                                          -------       ------

Balance, October 27, 1996 ..........      587,550       $ 7.21
  Granted ..........................      187,000       $ 6.50
  Exercised ........................      (90,425)      $ 4.09
  Cancelled ........................      (66,925)      $ 8.25
                                          -------       ------

Balance, October 26, 1997 ..........      617,200       $ 7.34
                                          =======       ======

   Exercise prices for options totaling 148,200, 428,450, and 40,550 at October 26, 1997, ranged from $8.00 to $11.00, $6.45 to $7.88, and $4.09 to $6.13, respectively. The weighted average

NOTES TO FINANCIAL STATEMENTS
-----------------------------

remaining contractual life of these options is 5.1, 4.6, and 2.5 years, respectively. At October 26, 1997, 108,100, 209,350, and 22,550 shares are exerciseable at a weighted average exercise price of $8.85, $7.08, and $4.41, respectively.

   The 1996, 1992 and 1984 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. During fiscal 1996, 91,146 options with an aggregate exercise price of $257,854 were exercised by the tendering of 38,177 shares with an equivalent market value. No such options were exercised in fiscal 1997 and 1995.

   SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in a note to the financial statements pro-forma net income and earnings per share as if the Company had applied the new method of accounting. The Company applies APB No. 25 in accounting for its stock-based compensation plans. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, for options granted in fiscal 1997 and 1996, net income and earnings per share would have been as follows:

                                             1997         1996
--------------------------------------------------------------
Net Income
  As reported ......................   $2,224,751   $2,160,989
                                       ----------   ----------
  Pro forma ........................   $2,118,619   $1,927,537
                                       ----------   ----------

Earnings per share
  As reported ......................   $      .53   $      .51
                                       ----------   ----------
  Pro forma ........................   $      .51   $      .45
                                       ----------   ----------

    The following weighted average assumptions were used in the option pricing model: a risk-free interest rate of 6.0% and 6.3% for 1997 and 1996, respectively; an expected life of the options of five to six years; no expected dividend yield and a volatility factor of 25.2%. The weighted average per share fair value of the options granted in 1997 and 1996 was $2.48 and $2.44, respectively.

   Due to the inclusion of only 1997 and 1996 option grants, the effects of applying SFAS No. 123 in 1997 and 1996 may not be representative of the pro-forma impact in future years.

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

   Total expense for these plans for 1997, 1996 and 1995 was approximately $130,000, $125,000 and $138,000, respectively.

8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
------------------------------------------------

The carrying amounts of cash and equivalents at October 26, 1997 and October 27, 1996, approximate their fair value due to the short-term maturities of these items.

   The estimated fair value of the Company's long-term debt was approximately $31,821,000 and $27,928,000 as compared to the carrying amounts of $32,413,048 and $28,537,631 at October 26, 1997 and October 27, 1996, respectively. The fair value of the Company's long-term obligations is estimated based on the quoted market prices for the same or similar issues of the subordinated debentures and the current interest rates offered for debt of the same remaining maturities.

9. SUBSEQUENT EVENT
-------------------

On December 31, 1997 the Company entered into a sale-leaseback transaction (at approximate net book value) with regard to the land, buildings, fixtures and improvements at eight restaurant sites. As a result of the sale, the Company received approximately $17,000,000 in net proceeds, which were used to substantially pay off borrowings under the Company's revolving line of credit. The Company will lease back the restaurant sites under operating leases over a twenty year period at a base annual rent of approximately $1,583,000 (plus taxes and insurance). The base annual rent will be adjusted to the current ten year Treasury Note rate in effect on the tenth anniversary of the closing, plus 3.35%. Also the Company will pay an additional rent beginning in the third year, adjusted every two years thereafter, equal to the product of the base rent then in effect and the lesser of 4.5% or three times the average increase in the U.S. Consumer Price Index during the previous two years.

   As a result of the sale-leaseback transaction, available borrowings under the Company's line of credit were reduced to $12,000,000 until March 1, 2000 at which time the available borrowing commitment decreases by $600,000 every three months.

INDEPENDENT AUDITOR'S REPORT
----------------------------

To the Stockholders and Directors of Max & Erma's Restaurants, Inc.:

   We have audited the accompanying balance sheets of Max & Erma's Restaurants, Inc. as of October 26, 1997 and October 27, 1996, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. at October 26, 1997 and October 27, 1996 and the results of its operations and its cash flows for each of the three years in the period ended October 26, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

December 10, 1997 (except for Note 9, as to which the date is December 31, 1997)
Columbus, Ohio

SELECTED QUARTERLY FINANCIAL DATA
---------------------------------

                                                                                                              Stock Price
                                          Total    Income Before           Net        Earnings       ------------------------
(Thousands, except per share data)     Revenues     Income Taxes        Income       Per Share           High             Low
                                       --------------------------------------------------------------------------------------
1997

First Quarter ......................   $  26,510      $     702       $     491      $    0.12       $   6.88       $    6.00
Second Quarter .....................      21,099            882             613           0.15           6.38            5.00
Third Quarter ......................      22,252            898             628           0.15           7.25            5.50
Fourth Quarter .....................      21,765            691             493           0.12           7.38            6.25
                                       ---------      ---------       ---------      ---------       --------       ---------
   YEAR ............................   $  91,626      $   3,173       $   2,225      $    0.53       $   7.38       $    5.00
                                       =========      =========       =========      =========       ========       =========

1996

First Quarter ......................   $  23,079      $     581       $     415      $    0.10       $   7.63       $    5.50
Second Quarter .....................      18,263            849             580           0.14           7.88            5.75
Third Quarter ......................      19,415            926             626           0.15           8.25            5.88
Fourth Quarter .....................      19,101            820             540           0.13           6.88            5.88
                                       ---------      ---------       ---------      ---------       --------       ---------
   YEAR ............................   $  79,858      $   3,176       $   2,161      $    0.51       $   8.25       $    5.50
                                       =========      =========       =========      =========       ========       =========

The Company's common stock trades on the NASDAQ National Market under the symbol MAXE. At November 28, 1997 there were 861 stockholders of record of the Company's common stock. The closing price for the Company's common stock at October 26, 1997 was $6.31.


SHAREHOLDERS INFORMATION
------------------------

QUARTERLY CALENDAR:
-------------------

Max & Erma's operates on a fiscal year ending on the last Sunday in October. Quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year end.

     Fiscal 1998       Quarter-End Dates
     -----------------------------------
     1st quarter       February 15, 1998
     2nd quarter       May 10, 1998
     3rd quarter       August 2, 1998
     4th quarter       October 25, 1998


DIVIDENDS:
----------

The Company paid no cash dividends in fiscal 1995, 1996 or 1997. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.


GENERAL COUNSEL:
----------------

Porter, Wright, Morris & Arthur
Columbus, Ohio


AUDITORS:
---------

Deloitte & Touche LLP
Columbus, Ohio


STOCK TRANSFER AGENT AND REGISTRAR:
-----------------------------------

National City Bank
Corporate Trust Administration
P.O. Box 94915
Cleveland, OH 44101-4915
216-575-2644

Stockholders are advised to notify the Transfer Agent of changes in address or problems regarding missing or incorrect dividends or stock certificates.


ANNUAL SHAREHOLDERS MEETING:
----------------------------

April 9, 1998, 2:30 p.m.
Hyatt Regency Columbus
at Greater Columbus Convention Center
350 North High Street
Columbus, Ohio


10-K REPORT:
------------

Stockholders may obtain, without cost, a copy of Form 10-K for the Company's fiscal year ended October 26, 1997 by writing to:
William C. Niegsch, Jr.
Max & Erma's Restaurants, Inc.
P.O. Box 297830
4849 Evanswood Drive
Columbus, Ohio 43229