Form 10-K, Exhibit 13
period 1998-10-25
MAX & ERMAS RESTAURANTS INC
filed 1999-01-15
CIK 706471

                                                                     Exhibit 13


                         [Logo] Selected Financial Data


(In thousands, except per share and
other data and ratios)                 October 25,   October 26,  October 27,   October 29,  October 30,   October 31,
                                          1998         1997         1996          1995         1994          1993
                                       -------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Revenues ...........................   $ 100,531    $  91,626    $  79,858    $  64,198     $ 56,127     $  43,515
Operating Income ...................       5,243        5,967        5,312        4,427        3,740         2,581
Interest Expense ...................       1,839        2,704        2,060        1,208          851           350
Income Before Income Taxes .........       3,322        3,173        3,176        3,061        2,817         2,084
Net Income .........................       2,337        2,225        2,161        2,139        2,001         1,371
Depreciation and Amortization ......       5,868        5,839        5,515        4,201        3,599         2,405
EBITDA* ............................      11,029       11,716       10,750        8,470        7,268         4,839
Capital Expenditures ...............      10,016       10,381       13,898       16,191        7,700         6,765

PER DILUTED SHARE DATA
Net Income .........................   $     .55    $     .53    $     .51    $     .50     $    .47     $     .34
Revenues ...........................       23.78        21.78        18.73        15.04        13.26         10.94
Assets .............................       10.87        15.21        13.72        11.43         7.65          6.19
Stockholders' Equity ...............        4.41         4.75         4.20         3.65         3.24          2.51
Shares Outstanding .................       4,226        4,206        4,264        4,268        4,232         3,979

FINANCIAL POSITION
Cash ...............................   $   2,151    $   1,149    $     927    $   1,102     $    993     $     442
Working Capital Deficit ............      (2,632)      (4,290)      (5,067)      (3,316)      (2,526)       (2,748)
Property-Net .......................      38,097       58,084       52,715       42,502       27,530        21,505
Total Assets .......................      45,958       63,956       58,484       48,800       32,383        24,630
Long-Term Obligations
     (Less Current Maturities) .....      20,010       36,359       32,349       26,037       13,639        10,129
Stockholders' Equity ...............      18,648       19,969       17,908       15,600       13,712        10,000

OTHER DATA AND RATIOS
Average Restaurant Sales ...........   $   2,140    $   2,174    $   2,209    $   2,172     $  2,191     $   2,070
Company-owned Restaurants
  in Operation at Year End .........          49           44           39           33           27            24
Restaurant Profit Margin ...........        12.3%        12.8%        13.0%        14.4%        14.1%         14.1%
Operating Profit Margin ............         5.2%         6.5%         6.7%         6.9%         6.7%          5.9%
Long-Term Debt-to-Equity Ratio .....         1.1          1.8          1.8          1.7          1.0           1.0
Market Price Per Share at Year End..   $    6.38    $    6.31    $    6.63    $    7.63     $   7.73     $    7.62
Price Earnings Ratio (High/Low) ....   14.8/10.7     13.9/9.4    16.2/10.8    16.8/12.0    20.8/14.5     22.1/11.8
Return on Beginning Assets .........         3.7%         3.8%         4.4%         6.6%         8.1%          8.5%
Return on Beginning Equity .........        11.7%        12.4%        13.9%        15.6%        20.0%         16.4%



                            * EBITDA, Earnings Before Interest, Taxes,
                              Depreciation and Amortization, is operating income plus depreciation and amortization, less minority interests in income of affiliated partnerships. 1998 EBITDA was reduced by a $575,000 loss on disposition of assets. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles.

                  [Logo] Management's Discussion and Analysis


Revenue
-------
Revenues for 1998 increased $8,904,000 or 9.7% from 1997. The increase was a result of i) opening five restaurants during 1998, ii) opening five restaurants during 1997, iii) the opening of two franchised Max & Erma's restaurants that generated franchise fees and royalties of $192,000 during 1998 and iv) the opening of the Company's first Ironwood Cafe. These factors offset a $533,000 or 0.7% decline in sales at restaurants opened 18 months or more and the closing and relocation of a restaurant during the third quarter of 1998. The relocation of this restaurant is included in the five 1998 restaurant openings referred to previously.

Revenues for 1997 increased $11,768,000 or 15% from 1996. The increase was a result of i) opening five restaurants during 1997, ii) opening six restaurants during 1996 and iii) an increase of $227,000 or 0.4% in sales at restaurants opened 18 months or more.

Despite a 1-1/2 to 2 percent annual menu price increase over the periods reported, same-store sales rose only slightly (0.4%) from 1996 to 1997 and then declined 0.7% from 1997 to 1998. In addition to the menu price increase, the same-store sales increase in 1997 was a result of stable beverage sales and a slight increase in the dinner check average. The decline in same-store sales in 1998 was a result of a 4% decline in same-store beverage sales and planned reduction of the frequency and dollar amount of couponing and discounting. The 1998 same-store sales decline occurred primarily during the third quarter of 1998 when the Company elected to forego a direct mail coupon program which contributed to a same-store sales decline of $624,000 during the quarter. However, marketing expenditures during the third quarter were reduced $450,000, primarily from the elimination of the direct mail coupon program. Management believes the incremental same-store sales which may have resulted from a direct mail coupon program in the third quarter would not have been profitable sales.

The Company anticipates that additional revenue growth during 1999 will come from the opening of eight Max & Erma's, two Ironwood Cafes and possibly from additional franchised Max & Erma's late in the fiscal year. During the second half of 1998 the Company promoted a veteran regional manager to the position of Director of Franchising. By the end of 1998, a complete franchising program had been developed and various franchise market areas had been identified. A franchise marketing effort began at the start of fiscal 1999, targeting potential multi-unit operators. The Company believes franchise openings could occur by late 1999 or early 2000.

Restaurant Operating Profit
---------------------------
The following table sets forth the Company's restaurant operating profit as a percentage of revenue:

                                October 25,  October 26,  October 27,
                                    1998         1997         1996
                                -------------------------------------
Revenues                           100.0%       100.0%       100.0%
Cost of Goods Sold                 (26.5)       (27.0)       (26.7)
Payroll & Benefits                 (31.3)       (31.0)       (30.6)
Other Operating Expenses           (29.9)       (29.2)       (29.7)
                                   -----        -----        -----
Restaurant Operating Profit         12.3%        12.8%        13.0%
                                   -----        -----        -----

Cost of goods sold, as a percentage of revenues, increased slightly from 26.7% in 1996 to 27.0% in 1997 and then decreased to 26.5% in 1998. The increase from 1996 to 1997 was a result of higher beef prices during 1997. The decrease from 1997 to 1998 was a result of more normal beef prices and menu changes made at the start of 1998, which removed certain higher cost menu items. Additionally, slower selling menu items were eliminated in an effort to cut waste. The decrease in 1998 cost of goods sold occurred despite sharp increases in produce costs during the first half of the year and in dairy costs during the fourth quarter. The Company estimates these increases added approximately $300,000 and $130,000 to produce and dairy costs respectively, during 1998. Produce prices returned to normal by the second half of the year. Dairy prices remained above normal levels in early 1999, but are expected to decline.

Payroll and benefits, as a percentage of revenues, increased from 30.6% in 1996 to 31.0% in 1997 and to 31.3% in 1998. The increases were a result of higher wage rates brought on by extremely low unemployment levels and continued demand for restaurant workers.

Other operating expenses, as a percentage of revenues, decreased from 29.7% in 1996 to 29.2% in 1997, as a result of a decrease in amortization of pre-opening expenses from 1.3% of revenues in 1996 to 1.0% in 1997 and increased ownership of real estate which reduced rental expense, as a percentage of revenues. Other operating expenses, as a percentage of revenues, increased from 29.2% in 1997 to 29.9% in 1998 primarily as a result of the sale-leaseback of eight restaurant properties during the first quarter of 1998, which increased rental expense for 1998 by $1,226,000 and reduced depreciation $313,000. This resulted in a net increase to other operating expenses of $913,000 or 0.9% of revenues. This increase, along with increases in other operating expense categories, was partially offset by lower but more cost-effective marketing expenditures. At the end of fiscal 1998 the Company completed a second sale-leaseback transaction involving five additional restaurant properties. The Company anticipates the annualized effect of this transaction will be to increase rent $777,000 and decrease depreciation $185,000. Proceeds of both transactions were used to pay down borrowings under the Company's revolving credit line, which reduced annual interest expense approximately $1,530,000 and $700,000 for the two transactions respectively.

Administrative Expenses
-----------------------
Administrative expenses, as a percentage of revenues, remained constant at 6.3% in 1996 and 1997, and then rose slightly to 6.6% in 1998. In dollar terms, administrative expenses increased 13% from 1996 to 1997 and 15% from 1997 to 1998.

The increases in administrative expenses were primarily a result of raises for corporate employees, additional employees needed to support the increased number of restaurants and in anticipation of 1999's accelerated growth rate. In addition, during 1998 the Company incurred overhead expenses totaling approximately

$170,000 in connection with the development of the Ironwood Cafe concept and opening of the initial Ironwood Cafe and approximately $100,000 associated with the addition of a Director of Franchising and development of a franchising program. Excluding these costs, administrative expenses would have remained at 6.3% of revenues during 1998.

Loss On Disposition Of Assets
-----------------------------
During fiscal 1998 the Company recorded a $575,000 loss on the disposition of assets. The loss consisted of $278,000 related to the closing and relocation of its original Lexington, Kentucky restaurant, a $175,000 provision for loss on the closing of its Columbus, Ohio Convention Center location, which subsequently was closed during the first quarter of 1999, and a $122,000 loss on the sale-leaseback of five restaurants during the fourth quarter in 1998. The two closed restaurants reported average annual sales of $1,161,000 with no significant operating profit contribution. The Company believes its resources could be more productively used at new, better-located restaurants.

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

Interest expense decreased 47% during 1998 from $2,704,000 in 1997 to $1,839,000. The decrease was primarily a result of the sale-leaseback of eight restaurant properties during the first quarter of 1998. The Company received net proceeds of approximately $17.0 million, all of which were used to reduce borrowings under the Company's revolving credit line, resulting in interest savings of approximately $1.15 million during 1998. The interest rate on the Company's revolving credit line also declined from 9.0% at the end of 1997 to 8.25% at the end of 1998. The Company capitalized $178,000 of construction period interest during 1998.

The Company expects a further reduction in interest expense in 1999 as a result of a second sale-leaseback transaction involving an additional five restaurants which was completed at the end of 1998. The net proceeds of $8.5 million were used to pay off remaining borrowings under the Company's revolving credit line and increased cash approximately $1.0 million. Subsequently, the Company increased its revolving credit line to $20.0 million. In early 1999 the Company borrowed approximately $8.0 million under its credit line to redeem its outstanding convertible debentures, resulting in annual interest savings of approximately $150,000. The Company recorded an extraordinary charge in the first quarter of 1999 of approximately $400,000, net of tax ($0.10 per diluted share), related to the early extinguishment of debt.

Income Taxes
------------
The Company's effective tax rate decreased from 32% in 1996 to 30% in 1997 and 1998. The decrease from 1996 to 1997 was a result of the introduction of the Work Opportunity Tax Credit Program, which began just before the start of 1997 and increased FICA tax on tips credit resulting from the Company's growth.

Ironwood Cafe
-------------
During 1998 the Company opened the first Ironwood Cafe. At October 25, 1998 one additional Ironwood Cafe was under construction, which the Company anticipates opening during the first quarter of 1999. The Company also expects to open one additional Ironwood Cafe during the second half of 1999. Operating results for 1998 include overhead and development expenses and operating losses of approximately $315,000 associated with the Ironwood Cafe concept and initial opening. By the end of 1999, the Company will determine the future development potential of Ironwood Cafe.

Year 2000
---------
The Company has reviewed its computer systems and software with respect to the Year 2000 issue. The Company has identified three critical areas of information technology: register systems, network and accounting software and payroll processing. Register systems currently being installed are Year 2000 compliant. Older register systems function and accumulate data without regard to date and therefore Year 2000 is not an issue. The Company's main accounting software is supplied by an outside vendor and has been represented to be Year 2000 compliant in the course of normal system upgrades. Certain database and spreadsheet software may need to be upgraded during fiscal 1999 at an expected cost not to exceed $50,000 which would be expensed as incurred. During 1998 the Company expended approximately $25,000 for computer equipment used exclusively to process payroll. The related software was provided by the Company's outside payroll service and has been represented to be Year 2000 compliant.

The Company believes that little, if any, of its non-information technology equipment and systems are date dependent.

The Company presently has one major outside food products supplier to its restaurants. It has inquired of that supplier as to its Year 2000 compliance efforts and been assured that all operational areas are Year 2000 compliant. Failure of that supplier to deliver food products to the Company's restaurants could lead to a cessation of operations. While the Company has no contingency plan regarding replacement of that vendor, it believes it could be replaced and operations resumed within a 30 day period.

Because the Company's Year 2000 compliance is, like most businesses, dependent in many ways upon the Year 2000 compliance of key third party vendors, including gas and electric utility service providers, food suppliers, payroll processors, credit card processors, and others, there can be no assurance that the compliance of the Company's information technology and non-information technology equipment with Year 2000 will prevent a material adverse impact on the Company's results of operations, financial condition and cash flows. The Company believes that the most reasonably likely worst case scenario resulting from noncompliance with Year 2000 by the Company or its key third party suppliers would be the temporary shutdown of some or all of its restaurants due the unavailability of gas and electricity service or food products to some or all of its restaurants. The shutdown of some or all of the Company's restaurants for any substantial period of time would cause the Company to lose revenues from sales, but the Company would not be able to reduce all costs of operations associated with such shutdown restaurants, such as rent and other fixed costs, interest, and certain employee and administrative costs. Accordingly, if a substantial number of the Company's restaurants were shutdown for any substantial period of time, such shutdowns could have a material adverse effect on the Company's results of operations, financial condition and cash flows.

Liquidity And Capital Resources
-------------------------------
The Company's working capital ratio increased from .4 to 1 at October 26, 1997 to .6 to 1 at October 25, 1998. Historically the Company has been able to operate with a working capital deficiency because i) restaurant operations are primarily conducted on a cash basis, ii) high turnover (about once every 10 days) permits limited investment in inventory, and iii) trade payables for food purchases usually become due after receipt of cash from the related sales.

During 1998, the Company expended approximately $10,016,000 for property additions, $59,880,000 to reduce long-term obligations, and $3,959,000 to repurchase approximately 500,000 shares of its common stock and increased cash $1,002,000. Funds for such expenditures were provided primarily by $40,867,000 from proceeds of long-term obligations, $25,536,000 of net proceeds from the sale-leaseback of assets, and $8,560,000 from operations. The Company routinely draws down and repays its revolving credit line, the gross amounts of which are included in the above numbers.

At October 25, 1998, the Company was committed to the opening of eight Max & Erma's and two Ironwood Cafes during 1999. Purchase contracts or leases have been signed for all restaurants scheduled to open in 1999. At October 25, 1998 one Ironwood Cafe was under construction and scheduled to open during the first quarter of 1999. Construction commenced during the first quarter of 1999 on two Max & Erma's restaurants, with the first location scheduled to open late in the second quarter. The Company anticipates that the remaining seven Max & Erma's restaurants will open during the third and fourth quarters, along with one additional Ironwood Cafe.

The Company expects to expend approximately $17.0 million on the construction of the eight Max & Erma's planned for 1999 plus an additional $1.0 million on the two Ironwood Cafes. The Company is currently negotiating for an additional five of the eight Max & Erma's locations planned for fiscal 2000. It is likely that the Company would expend $3 to $4 million dollars during 1999 on locations scheduled to open in 2000.

Funding for the above will be provided by the sale-leaseback of the related real estate, equipment leasing, cash from operations and to the extent necessary the Company's revolving credit line. At October 25, 1998 the Company had available the entire balance of its $12.0 million credit agreement. Subsequent to the end of 1998 the credit line was increased to $20.0 million, with the $8.0 million increase used to fund the redemption of the Company's 8% convertible subordinated debentures. The remaining $12.0 million available under the credit agreement may be used to fund development of new restaurants, along with $2.75 million of equipment lease commitments. At October 25, 1998 the Company had no commitments for sale-leaseback financing of real estate. However, the Company believes it will be able to obtain such commitments during the first half of 1999 under terms similar to the two transactions completed during 1998.

Recent Accounting Pronouncements
--------------------------------
Restaurant preopening costs are accumulated and amortized from the opening date of the restaurant over a one-year period. In fiscal 2000 the Company will be required to expense such capitalized costs ($339,768 at October 25,1998) as a cumulative effect of a change in accounting principle in accordance with Statement of Position No. 98-5 "Reporting on the Costs of Start-Up Activities."

Safe Harbor Statement Under The Private
Securities Litigation Reform Act Of 1995
----------------------------------------
This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "plan," "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Forward-looking statements in this MD&A include statements regarding anticipated revenue growth from the opening of new restaurants (paragraph 4), anticipated dairy prices (paragraph 6), the annualized effect of sale-leaseback transactions (paragraphs 8 and 14), the Company's anticipated growth rate (paragraph 10), the opening, cost and financing of additional Ironwood Cafe restaurants (paragraphs 16, 23 and 24), the opening, cost and financing of additional Max & Erma's restaurants (paragraphs 14, 23 and 24), future sources of capital (paragraph
25), Year 2000 preparedness and contingency plans (paragraphs 17, 18, 19 and
20), and sale-leaseback financing commitments (paragraph 25). Investors are cautioned that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the Company's ability to open or franchise new restaurants as planned, changes in competition in markets where the Company operates restaurants, the level of market acceptance of the Company's new restaurant concept (Ironwood Cafe), the Company's ability to control administrative expenses, changes in interest rates, changes in cash flows from operations, the availability of real estate for purchase or lease, and other risks, uncertainties and factors described in the Company's most recent Annual Report on Form 10-K and other filings from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

                           CONSOLIDATED BALANCE SHEETS

                                                                                      OCTOBER 25,       OCTOBER 26,
                                                                                     ------------      ------------
ASSETS                                                                                       1998              1997

CURRENT ASSETS:
Cash and equivalents .............................................................   $  2,151,323      $  1,149,482
Receivables:
   Trade and other ...............................................................        602,370           309,202
   Equipment deposits ............................................................                          191,768
                                                                                     ------------      ------------
     TOTAL RECEIVABLES ...........................................................        602,370           500,970
Inventories ......................................................................        855,202           738,124
Supplies .........................................................................        220,998           186,190
Prepaid expenses:
   Income taxes ..................................................................        161,743
   Insurance .....................................................................        191,234           158,673
   Other .........................................................................         96,647           134,164
Preopening costs (less accumulated amortization, 1998-$411,273; 1997-$463,587) ...        339,768           419,836
Deferred income taxes ............................................................         50,000            50,000
                                                                                     ------------      ------------
     TOTAL CURRENT ASSETS ........................................................      4,669,285         3,337,439

PROPERTY-AT COST:
Land and buildings ...............................................................     21,532,100        38,836,615
Leasehold improvements ...........................................................     21,744,580        21,190,333
Equipment and fixtures ...........................................................     16,956,707        16,559,840
Construction in progress .........................................................        423,359         2,635,361
                                                                                     ------------      ------------
   Total .........................................................................     60,656,746        79,222,149
Less accumulated depreciation and amortization ...................................     22,559,784        21,138,547
                                                                                     ------------      ------------
     PROPERTY-NET ................................................................     38,096,962        58,083,602

OTHER ASSETS:
Goodwill (less accumulated amortization, 1998-$754,319; 1997-$704,031) ...........        185,213           235,501
Deferred costs (less accumulated amortization, 1998-$435,783; 1997-$322,005) .....        866,857           960,324
Deferred income taxes ............................................................      1,252,000           579,000
Miscellaneous (less accumulated amortization, 1998-$109,523; 1997-$93,391)........        887,639           760,093
                                                                                     ------------      ------------
     TOTAL OTHER ASSETS ..........................................................      3,191,709         2,534,918
                                                                                     ------------      ------------

TOTAL ............................................................................   $ 45,957,956      $ 63,955,959
                                                                                     ------------      ------------



See notes to consolidated financial statements.

                                                                                      OCTOBER 25,       OCTOBER 26,
LIABILITIES AND STOCKHOLDERS' EQUITY                                                         1998              1997
                                                                                     ------------      ------------
CURRENT LIABILITIES:
Current maturities of long-term obligations .....................................    $    772,634      $  1,460,128
Accounts payable ................................................................       2,059,841         1,640,194
Construction payables ...........................................................         778,685         1,234,365
Accrued liabilities:
   Payroll and related taxes ....................................................       1,656,381         1,363,695
   Taxes, other than income taxes ...............................................       1,074,508           945,165
   Income taxes .................................................................                            48,480
   Other ........................................................................         958,748           935,488
                                                                                     ------------      ------------
     Total accrued liabilities ..................................................       3,689,637         3,292,828
                                                                                     ------------      ------------
     TOTAL CURRENT LIABILITIES ..................................................       7,300,797         7,627,515

LONG-TERM OBLIGATIONS-
   Less current maturities ......................................................      20,009,596        36,358,966

COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 7)

STOCKHOLDERS' EQUITY:
   Preferred stock- $.10 par value; authorized 500,000 shares, none outstanding
   Common stock- $.10 par value; authorized 10,000,000 shares; issued and outstanding:
     1998-3,772,388 shares; 1997-4,231,113 shares ...............................         377,239           423,111
   Additional capital ...........................................................       7,655,299        11,268,830
   Retained earnings ............................................................      10,615,025         8,277,537
                                                                                     ------------      ------------
     TOTAL STOCKHOLDERS' EQUITY .................................................      18,647,563        19,969,478
                                                                                     ------------      ------------

TOTAL ...........................................................................    $ 45,957,956      $ 63,955,959
                                                                                     ------------      ------------





See notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                         YEAR ENDED
                                                                     OCTOBER 25,      OCTOBER 26,       OCTOBER 27,
                                                                            1998             1997              1996
                                                                    -----------------------------------------------
REVENUES .......................................................    $100,530,584     $ 91,626,226      $ 79,857,589
                                                                    ------------     ------------      ------------

OPERATING EXPENSES:
Cost of goods sold .............................................      26,626,172       24,768,549        21,338,590
Payroll and benefits ...........................................      31,478,566       28,404,596        24,396,710
Other operating expenses .......................................      30,017,231       26,753,835        23,741,859
Administrative expenses ........................................       6,590,443        5,732,267         5,068,093
Loss on disposition of assets ..................................         575,000
                                                                    ------------     ------------      ------------
   TOTAL OPERATING EXPENSES ....................................      95,287,412       85,659,247        74,545,252
                                                                    ------------     ------------      ------------

OPERATING INCOME ...............................................       5,243,172        5,966,979         5,312,337

INTEREST EXPENSE ...............................................       1,838,608        2,703,781         2,059,732

MINORITY INTERESTS IN INCOME OF
   AFFILIATED PARTNERSHIPS .....................................          82,076           90,447            76,616
                                                                    ------------     ------------      ------------

INCOME BEFORE INCOME TAXES .....................................       3,322,488        3,172,751         3,175,989
                                                                    ------------     ------------      ------------

INCOME TAXES:
State and local ................................................         235,000          202,000           223,000
Federal:
   Current .....................................................       1,423,000          902,000           854,000
   Deferred (credit) ...........................................        (673,000)        (156,000)          (62,000)
                                                                    ------------     ------------      ------------
     TOTAL INCOME TAXES ........................................         985,000          948,000         1,015,000
                                                                    ------------     ------------      ------------

NET INCOME .....................................................    $  2,337,488     $  2,224,751      $  2,160,989

                                                                    ------------     ------------      ------------
NET INCOME PER COMMON SHARE:
   Basic .......................................................    $       0.56     $       0.53      $       0.52
                                                                    ------------     ------------      ------------
   Diluted .....................................................    $       0.55     $       0.53      $       0.51
                                                                    ------------     ------------      ------------

WEIGHTED AVERAGE SHARES OUTSTANDING:
   Basic .......................................................       4,207,137        4,166,738         4,136,143
                                                                    ------------     ------------      ------------
   Diluted .....................................................       4,226,213        4,205,625         4,264,032
                                                                    ------------     ------------      ------------

See notes to consolidated financial statements.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                  COMMON STOCK           ADDITIONAL        RETAINED
                                             SHARES          AMOUNT         CAPITAL        EARNINGS           TOTAL
                                      ------------------------------------------------------------------------------

BALANCE, OCTOBER 29, 1995                 4,117,885         411,789      11,296,383       3,891,797      15,599,969
Issuance of stock through
   option and bonus plans,
   including $13,399 related
   tax benefit                              131,612          13,161         288,175                         301,336
Shares repurchased                          (23,000)         (2,300)       (152,446)                       (154,746)
Net income                                                                                2,160,989       2,160,989
                                      ------------    -------------    ------------   -------------    ------------


BALANCE, OCTOBER 27, 1996                 4,226,497         422,650      11,432,112       6,052,786      17,907,548
Issuance of stock through
   option and bonus plans,
   including $44,249 related
   tax benefit                              104,387          10,438         491,665                         502,103
Shares repurchased                          (99,771)         (9,977)       (654,947)                       (664,924)
Net income                                                                                2,224,751       2,224,751
                                      ------------    -------------    ------------   -------------    ------------

BALANCE, OCTOBER 26, 1997                 4,231,113   $     423,111    $ 11,268,830   $   8,277,537    $ 19,969,478
Issuance of stock through
   option and bonus plans,
   including $41,191 related
   tax benefit                               41,144           4,114         295,414                         299,528
Shares repurchased                         (499,869)        (49,986)     (3,908,945)                     (3,958,931)
Net income                                                                                2,337,488       2,337,488
                                      ------------    -------------    ------------   -------------    ------------

BALANCE, OCTOBER 25, 1998                 3,772,388   $     377,239    $  7,655,299   $  10,615,025    $ 18,647,563
                                      ------------    -------------    ------------   -------------    ------------



See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                                      YEAR ENDED
                                                                     October 25,      October 26,       October 27,
                                                                            1998             1997              1996
                                                                    -----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .....................................................    $  2,337,488     $  2,224,751     $   2,160,989
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization ...............................       5,868,472        5,839,346         5,514,683
   Deferred income tax credit ..................................        (673,000)        (156,000)          (62,000)
   Accretion of deferred sale/leaseback gain ...................         (65,324)
   Minority interests in income of Affiliated Partnerships .....          82,076           90,447            76,616
   Loss on disposition of assets ...............................         575,000
   Loss on property disposals ..................................         111,084          102,462            99,230
   Issuance of common stock as compensation
     through manager bonus plan ................................         104,520           87,583           105,331
Changes in assets and liabilities:
   Receivables, inventories, supplies and prepaids .............        (467,356)          56,637           286,920
   Capitalized preopening costs ................................        (638,259)        (754,213)         (945,601)
   Other assets ................................................           4,689         (187,839)           22,022
   Accounts payable, accrued and other liabilities .............       1,321,212          567,272         1,453,886
                                                                    ------------     ------------      ------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES .................       8,560,602        7,870,446         8,712,076
                                                                    ------------     ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions .............................................     (10,015,912)     (10,381,284)      (13,897,963)
Reimbursable construction costs incurred .......................                         (133,000)
Construction costs reimbursed ..................................          57,283
Collections (additions) of (to) other assets ...................        (153,285)          77,629          (157,658)
Proceeds from the sale of property .............................      25,535,856          467,363           215,400
                                                                    ------------     ------------      ------------
   NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES ............      15,423,942       (9,969,292)      (13,840,221)
                                                                    ------------     ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term obligations .................     (59,879,928)     (46,459,439)      (33,734,623)
Proceeds from long-term obligations ............................      40,867,040       49,190,666        38,929,346
Debt issue costs ...............................................         (25,000)                           (95,972)
Proceeds from exercise of stock options ........................         116,417          370,274           182,604
Distributions to minority interests in Affiliated Partnerships .        (102,301)        (115,510)         (173,263)
Cash paid for purchase of common stock .........................      (3,958,931)        (664,924)         (154,746)
                                                                    ------------     ------------      ------------
   NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES ............     (22,982,703)       2,321,067         4,953,346
                                                                    ------------     ------------      ------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS ................       1,001,841          222,221          (174,799)

CASH AND EQUIVALENTS AT BEGINNING OF YEAR ......................       1,149,482          927,261         1,102,060
                                                                    ------------     ------------      ------------

CASH AND EQUIVALENTS AT END OF YEAR ............................    $  2,151,323     $  1,149,482      $    927,261
                                                                    ------------     ------------      ------------

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
   Interest-net of $176,816, $215,468, and $405,746
   capitalized in 1998, 1997 and 1996 ..........................    $  1,769,440     $  2,567,364      $  2,020,919
   Income taxes ................................................       1,868,223        1,290,251           823,827
Noncash activities:
   Property additions financed by capital leases ...............          51,002          867,586         1,375,425
   Property additions financed by construction payables ........         778,685        1,234,365         1,774,350
   Stock options issued for property additions .................          37,400
   Deferred gain from sale/leaseback of property ...............       1,547,004


See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


FOR THE YEARS ENDED OCTOBER 25, 1998,
OCTOBER 26, 1997 AND OCTOBER 27, 1996

1. Accounting Policies
----------------------
DESCRIPTION OF BUSINESS-Max & Erma's Restaurants, Inc. and subsidiaries (the "Company") owns, operates and franchises restaurants under the trade name "Max & Erma's-Neighborhood Gathering Place." At October 25, 1998, there are 50 Max & Erma's restaurants in operation (44 at October 26, 1997) (principally located in the Midwestern United States) and two commenced construction in the first quarter of fiscal 1999. The Company owns all of the restaurants, except for two that are owned by separate limited partnerships ("Affiliated Partnerships") in which the Company is the controlling general partner and two that are franchised to unrelated parties. In addition, at October 25, 1998, the Company owns and operates one Ironwood Cafe and one Ironwood Cafe is under construction.

CONSOLIDATION-The consolidated financial statements include the accounts of the Company, the Affiliated Partnerships, and Ironwood Cafe LLC. All significant intercompany transactions and balances have been eliminated.

CASH EQUIVALENTS-The Company considers all checking accounts, cash funds and highly liquid debt instruments with a maturity of less than three months at the date of purchase to be cash equivalents. All cash is principally on deposit with three banks.

INVENTORIES-Inventories are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market, and consist of food and beverages.

PREOPENING COSTS-Restaurant preopening costs, which consist of hiring, training and certain other incremental direct costs of opening restaurants, are accumulated and amortized from the opening date of the restaurant over a one-year period. In fiscal 2000 the Company will be required to expense such capitalized costs as a cumulative effect of a change in accounting principle in accordance with Statement of Position No. 98-5 "Reporting on the Costs of Start-Up Activities".

DEPRECIATION AND AMORTIZATION OF PROPERTY- Depreciation and amortization of property are computed generally using the straight-line method based on the estimated useful lives of the assets or the terms of the leases as follows:

                                                       Years
--------------------------------------------------------------
Buildings                                             15 to 30
Leasehold improvements                                10 to 15
Lease rights                                           6 to 23
Equipment and fixtures                                 3 to 15

CONTINGENT RENT-The Company expenses contingent rent based on gross sales on a quarterly basis.

INTANGIBLES-Goodwill is amortized over 16-1/2 to 20 years which are the terms of the related restaurant leases, including renewal options. Deferred costs include debt issuance costs that relate to the August 1994 issuance of Subordinated Convertible Debentures and loan costs that relate to a $6 million mortgage loan obtained in March 1996. Deferred debt issuance costs and loan costs are being amortized over the life of the loan debentures and mortgage loan, respectively. Miscellaneous assets principally consist of liquor license costs which are being amortized over 40 years.

ASSET IMPAIRMENTS-Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether property and equipment, goodwill, and other intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows. Based upon its most recent analysis, the Company believes that such assets at October 25, 1998 are realizable and the amortization periods are appropriate.

ADVERTISING-The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was $2,289,000, $2,811,000, and $2,538,000 for fiscal 1998, 1997 and 1996, respectively.

INCOME TAXES-The Company is subject to federal, state, and local income taxes. Income taxes are provided for all taxable items included in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

NET INCOME PER SHARE-In fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share" which required retroactive adoption. The new standard simplifies the computation of earnings per share and requires the presentation of basic and diluted earnings per share. Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and stock options outstanding during the years presented, adjusted for the dilutive effect, if any, of the convertible debentures. The assumed conversion of the convertible debentures had no impact on net income per share in 1998, 1997, and 1996.

SEGMENT-The Company presently operates in one segment as determined under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information".

FISCAL YEAR-END-The Company, its subsidiary and its Affiliated Partnerships each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal 1998, 1997 and 1996 each contained 52 weeks.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


ESTIMATES-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these amounts.

2. Ownership of Restaurants by Affiliated Partnerships
------------------------------------------------------
Two of the restaurants are owned by Affiliated Partnerships in which the Company is the general partner. As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnerships. During fiscal 1998, 1997 and 1996 the Company's share of the profits and losses of these two Affiliated Partnerships was 56% and 40%, respectively. At October 25, 1998 no amounts were due to Affiliated Partners.

3. Long-Term Obligations
------------------------
Long-term obligations consist of the following:

                                       OCTOBER 25, OCTOBER 26,
                                              1998        1997
--------------------------------------------------------------
Debt:
Revolving credit agreement, prime plus 1/2%
(total of 9% at October 26, 1997) ....             $16,870,959
8% convertible subordinated debentures  $8,842,000   9,864,000
8.32% mortgage loan ..................   5,440,131   5,678,089
                                        ---------- -----------
   Total debt ........................  14,282,131  32,413,048
Deferred gain on sale/leaseback ......   1,424,165
Capital leases (Note 4) ..............   2,003,091   2,834,060
Accrued rent (Note 4) ................   3,072,843   2,571,986
                                        ---------- -----------
   Total long-term obligations .......  20,782,230  37,819,094
Less current maturities ..............     772,634   1,460,128
                                        ---------- -----------
   Total long-term obligations-
   less current maturities ........... $20,009,596 $36,358,966
                                        ---------- -----------


The Company's revolving credit agreement with a bank, as amended in December 1998, permits it to borrow up to $20,000,000 until November 1, 2001 at which time the available borrowing commitment decreases by $1,000,000 every three months. The first $9,000,000 of the outstanding balance bears interest at a fixed rate of 7 3/8% and the remaining outstanding borrowing commitment bears interest at a rate (as defined) ranging from prime to prime plus 3/4% adjusted quarterly based upon the Company's debt ratio. All of the Company's assets except four restaurants described below collateralize the credit agreement, which also contains covenants that restrict the payment of dividends and incurrence of additional debt and require the maintenance of certain financial ratios. At October 25, 1998, approximately $11,000,000 is available for payment of dividends under the terms of the bank agreement.

In August 1994, the Company issued $10,384,000 of convertible subordinated debentures which bear interest at 8% and are due in 2004. The debentures are unsecured and convertible at any time before maturity, unless previously redeemed, into shares of common stock of the Company at a conversion price of $9.86 per share, subject to adjustment. The holders of the debentures may tender to the Company for redemption at par (plus accrued interest) up to a maximum of $519,200 per year beginning September 1, 1997 and each succeeding year. In November 1998 the Company redeemed the $8,842,000 outstanding debentures by utilizing approximately $9,000,000 of borrowings under its bank credit agreement. The Company will recognize an extraordinary charge against income of approximately $400,000, net of tax ($0.10 per diluted share) related to the write-off of unamortized debt issuance costs.

In March 1996 the Company obtained a $6 million mortgage loan which bears interest at 8.32% and is payable in monthly installments of $58,453 (principal and interest) to 2011. The loan is collateralized by four restaurants.

Future maturities of long-term debt obligations at October 25, 1998 (adjusted to reflect the amended bank credit agreement and redemption of the debentures) are as follows (see Note 4 for maturities of other long-term obligations):

YEAR ENDING IN OCTOBER
--------------------------------------------------------------
1999 ..............................................$   254,980
2000 ..............................................    280,877
2001 ..............................................  1,347,158
2002 ..............................................  2,731,538
2003 ..............................................  2,760,199
Thereafter ........................................  6,907,379
                                                   -----------
   Total ..........................................$14,282,131
                                                   -----------

4. Leases
---------
The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from five to thirty years and expire between 2000 and 2025. The leases include renewal options for five to twenty additional years. Several leases provide for rent either solely or in addition to specified minimum amounts based on percentages of the restaurant's annual gross revenue, as defined. The Company is also obligated to pay certain real estate taxes, insurance, common area charges and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment and fixtures. Two of the leases contain purchase options at fair market value and one of the leases is with an entity in which an officer and a director of the Company have a significant interest.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from three to five years and expire through 2003. The Company is required to pay certain taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

The following is a summary of property under capital leases included in the accompanying consolidated balance sheets:

                                       OCTOBER 25, OCTOBER 26,
                                              1998        1997
--------------------------------------------------------------
ASSET DESCRIPTION
Buildings ............................. $1,045,000  $1,045,000
Equipment and fixtures ................  2,107,918   3,098,686
                                        ----------  ----------
   Total ..............................  3,152,918   4,143,686
Less accumulated depreciation..........  1,554,334   1,679,557
                                        ----------  ----------
   Net ................................ $1,598,584  $2,464,129
                                        ----------  ----------

Future minimum lease payments under the capital leases and the present value of such payments at October 25, 1998 are as follows:

FISCAL YEAR:
--------------------------------------------------------------
1999 .............................................. $  656,808
2000 ..............................................    555,058
2001 ..............................................    288,694
2002 ..............................................    163,584
2003 ..............................................    115,056
Thereafter ........................................    465,000
                                                    ----------
   Total minimum lease payments ...................  2,244,200
Less amount representing interest..................    241,109
                                                    ----------
Present value of minimum lease payments............  2,003,091
Less current maturities............................    517,654
                                                    ----------
   TOTAL OBLIGATIONS UNDER CAPITAL LEASES-
   LESS CURRENT MATURITIES......................... $1,485,437
                                                    ----------

At October 25, 1998, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:


                              Related    Unrelated
                              Parties      Parties       Total
--------------------------------------------------------------
FISCAL YEAR
1999                       $  146,178  $ 6,577,863 $ 6,724,041
2000                          146,178    6,594,383   6,740,561
2001                          146,178    6,125,494   6,271,672
2002                          146,178    5,808,065   5,954,243
2003                          146,178    4,918,740   5,064,918
Thereafter                    901,441   53,949,200  54,850,641
                           ----------  ----------- -----------
   Total                   $1,632,331  $83,973,745 $85,606,076
                           ----------  ----------- -----------

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

On December 31, 1997 the Company entered into a sale-leaseback transaction with regard to the land, buildings, fixtures and improvements at eight restaurant sites. As a result of the sale, the Company received approximately $17,000,000 in proceeds, which were used to substantially pay off borrowings under the Company's revolving line of credit. The Company leased back the restaurant sites under operating leases over a twenty year period at a base annual rent of approximately $1,583,000 (plus taxes and insurance). The transaction resulted in a deferred gain of approximately $1,547,000 which is being accreted to income as a reduction of rent expense over the twenty year lease term. On October 23, 1998, the Company also entered into a sale-leaseback transaction with regard to the land, buildings, fixtures and improvements at five restaurant sites. As a result of the sale, the Company received approximately $8,500,000 in net proceeds, which were used to substantially pay off borrowings under the Company's revolving line of credit. The Company leased back the restaurant sites under operating leases over a twenty year period at a base annual rent of approximately $826,000 (plus taxes and insurance). The transaction resulted in a loss on disposition of assets of $122,000 (see Note 9). The base annual rents under all such leases will be adjusted to the current ten year Treasury Note rate in effect on the tenth anniversary of the closings, plus 3.35%. Also, the Company will pay additional rent beginning in the third year of the leases, adjusted every two years thereafter, equal to the product of the base rent then in effect and the lesser of 4.5% or three times the average increase in the U.S. Consumer Price Index during the previous two years.

At October 25, 1998, the Company has unused equipment lease commitments totaling $2,750,000, generally expiring in one year.

Rent expense, including common area charges but excluding taxes, insurance and other expenses related to all operating leases, consists of the following:

                                  1998       1997       1996
--------------------------------------------------------------
Minimum rent:
   Related Parties            $  145,913 $  155,221 $  151,403
   Unrelated Parties           6,311,896  4,369,709  3,870,177
Contingent rent based on:
   Percentage of gross
     revenue-unrelated parties   136,464    198,806    246,365
                              ---------- ---------- ----------
   TOTAL                      $6,594,273 $4,723,736 $4,267,945
                              ---------- ---------- ----------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company also has agreements with a partnership in which an outside director of the Company is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain restaurants. Under the agreements, the Company has received games revenue averaging approximately $145,000 per year over the last three years.

5. Income Taxes
---------------
The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                   1998        1997        1996
---------------------------------------------------------------------
Provision at statutory rate   $1,130,000   $1,079,000  $1,080,000
State income taxes-
   net of Federal benefit        155,000      132,000     147,000
Jobs related tax credit          (40,000)     (30,000)
FICA tax credit                 (301,000)    (243,000)   (234,000)
Other-net                         41,000       10,000      22,000
                              ----------   ----------  ----------
   Total                      $  985,000   $  948,000  $1,015,000
                              ----------   ----------  ----------
Effective Income Tax Rate           29.7%        29.9%       32.0%
                              ----------   ----------  ----------

The tax effects of significant items comprising the Company's net deferred tax asset at October 25, 1998 and October 26, 1997 are as follows:

                                              1998        1997
---------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES)
Rent expense........................... $1,054,000  $  876,000
Deferred gain..........................    709,000
Jobs related tax credit................     40,000      30,000
FICA tax credit .......................      7,000     332,000
Alternative minimum tax credit ........     51,000      51,000
Other .................................    253,000     208,000
                                        ----------  ----------
   TOTAL DEFERRED TAX ASSETS ..........  2,114,000   1,497,000
                                        ----------  ----------
Accelerated depreciation ..............   (455,000)   (577,000)
Preopening costs ......................   (129,000)   (160,000)
Prepaid insurance......................    (66,000)    (66,000)
Other..................................   (162,000)    (65,000)
                                        ----------  ----------
   TOTAL DEFERRED TAX LIABILITIES .....   (812,000)   (868,000)
                                        ----------  ----------
   NET DEFERRED TAX ASSET.............. $1,302,000  $  629,000
                                        ----------  ----------


The Company's jobs related tax credit and FICA tax credit carryforwards expire in varying periods to 2012 and the alternative minimum tax credit carryforward has no expiration date.

6. Stock Option And Bonus Plans
-------------------------------
In effect at October 25, 1998 are the 1992 and 1996 Stock Option Plans (collectively the "Plans"). Options granted under the Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the Plans are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors. The Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 and 400,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are generally first exercisable three years after the date of grant and expire six years after the date of grant, according to the terms of each option. At October 25, 1998, 293,950 shares under option were exercisable and 30,100 shares were reserved for future grants under the 1992 Stock Option Plan. Under the 1996 Stock Option Plan, 192,000 shares under option were exercisable and 20,000 shares were reserved for future grants at October 25, 1998.

The Company provides for the payment of bonuses in cash and/or common stock pursuant to The Manager Stock Bonus Plan ("Bonus Plan"). During fiscal 1996, 8,962 shares were issued under this Plan. During fiscal 1998 and 1997, no shares were issued under this Plan. Under the terms of the Bonus Plan, no shares of common stock remain available to be issued. Additionally, the Company provides for the payment of bonuses in cash and/or common stock pursuant to the 1996 Employee Incentive Stock Purchase and Manager Bonus Plan (the "1996 Bonus Plan"). During fiscal 1998, 1997, and 1996, 16,382, 13,962, and 6,402 shares, respectively, were issued under the 1996 Bonus Plan, at a weighted average fair value of $6.38, $6.27, and $6.86, respectively. Under the terms of this plan, up to 63,254 shares of common stock remain available to be issued at one-half of the fair market value of the shares at the date of the award. During 1998, 1997 and 1996, the Company recognized compensation expense of $104,520, $87,583 and $105,331, respectively, related to the granting of shares under these plans at less than fair market value at the date of grant.

The following summarizes the stock option transactions from October 29, 1995 through October 25, 1998:

                                                                          WEIGHTED
                                                                           AVERAGE
                                                        NUMBER OF         EXERCISE
                                                         OPTIONS            PRICE
------------------------------------------------------------------------------------
Balance, October 29, 1995 ....................           604,450           $   6.26
Granted ......................................           149,500               6.61
Exercised ....................................          (154,425)              2.85
Cancelled ....................................           (11,975)              7.82
                                                       ---------           --------

Balance, October 27, 1996 ....................           587,550           $   7.21
Granted ......................................           187,000               6.50
Exercised ....................................           (90,425)              4.09
Cancelled ....................................           (66,925)              8.25
                                                       ---------           --------

Balance, October 26, 1997 ....................           617,200           $   7.34
Granted ......................................           195,000               6.24
Exercised ....................................           (24,750)              4.70
Cancelled ....................................           (34,400)              6.68
                                                       ---------           --------

Balance, October 25, 1998 ....................           753,050           $   7.20
                                                       ---------           --------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


At October 25, 1998, October 26, 1997, and October 27, 1996 options exercisable under the Company's stock option plans totaled 485,950, 340,000, and 244,725, respectively, and had a weighted average option price per share of $7.44, $7.47,and $6.07, respectively. Exercise prices for options totaling 103,000 and 650,050 at October 25, 1998 ranged from $9.00 to $11.00 and $5.94 to $8.75, respectively. The weighted average contractual life of these options is 4.4 and
4.2 years, respectively. At October 25, 1998, 82,900 and 403,050 shares are exercisable at a weighted average exercise price of $9.52 and $7.02, respectively.

The 1992 and 1996 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. During fiscal 1996, 91,146 options with an aggregate exercise price of $257,854 were exercised by the tendering of 38,177 shares with an equivalent market value. No such options were exercised in fiscal 1998 and 1997. During fiscal 1998 the Company repurchased 35,303 shares of common stock from certain officers at a cost of $273,599.

SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in a note to the financial statements pro-forma net income and earnings per share as if the Company had applied the new method of accounting. The Company applies APB No. 25 in accounting for its stock-based compensation plans. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, for options granted in fiscal 1996 through 1998, net income and earnings per share would have been as follows:

                                 1998         1997        1996
--------------------------------------------------------------
Net Income:
   As reported ...........  $2,337,488  $2,224,751 $ 2,160,989
                            ----------  ---------- -----------
   Pro forma..............  $2,142,260  $1,953,749 $ 2,001,811
                            ----------  ---------- -----------
Basic earnings per share:
   As reported ...........  $    0.56   $     0.53 $      0.52
                            ----------  ---------- -----------
   Pro forma..............  $    0.51   $     0.47 $      0.48
                            ----------  ---------- -----------
Diluted earnings per share:
   As reported ...........  $    0.55   $     0.53 $      0.51
                            ----------  ---------- -----------
   Pro forma..............  $    0.51   $     0.46 $      0.47
                            ----------  ---------- -----------

The following weighted average assumptions were used in the option pricing model: a risk free interest rate of 4.76%, 6.0% and 6.3% for 1998, 1997 and 1996, respectively; an expected life of the options of three; no expected dividend yield and a volatility factor of 37.2% in 1998 and 25.2% in 1997 and 1996. The weighted average per share fair value of the options granted in 1998, 1997 and 1996 was $2.75, $2.48 and $2.44, respectively.

Due to the inclusion of only 1996 through 1998 option grants, the effects of applying SFAS No. 123 may not be representative of the pro-forma impact in future years.

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

Total expense for these plans for 1998, 1997 and 1996 was approximately $159,000, $130,000, and $125,000, respectively.

8. Estimated Fair Value of Financial Instruments
------------------------------------------------
The carrying amounts of cash and equivalents, receivables, accounts and construction payables, and accrued liabilities at October 25, 1998 and October 26, 1997 approximate their fair value due to the short-term maturities of these items.

The estimated fair value of the Company's long-term debt was approximately $14,017,000 and $31,821,000 as compared to the carrying amounts of $14,282,131 and $32,413,048 at October 25, 1998 and October 26, 1997, respectively. The fair value of the Company's long-term obligations is estimated based on the quoted market prices for the same or similar issues of the subordinated debentures and the current interest rates offered for debt of the same remaining maturities.

9. Loss on Disposition of Assets
--------------------------------
During fiscal 1998 the Company recorded a $575,000 loss on the disposition of assets. The loss consisted of $278,000 related to the closing and relocation of the original Lexington, Kentucky restaurant, a $175,000 provision recorded in the fourth quarter, which approximates the net book value of the assets to be disposed of, for the loss on the closing of its Columbus, Ohio Convention Center restaurant which was closed in December 1998, and a $122,000 loss recorded in the fourth quarter on the sale-leaseback of five restaurants (see Note 4). During fiscal 1998, the original Lexington, Kentucky and Columbus, Ohio Convention Center restaurants recorded operating income (loss), excluding the above mentioned provisions, of $8,627 and $(13,545), respectively.

                          INDEPENDENT AUDITOR'S REPORT


TO THE STOCKHOLDERS AND DIRECTORS OF MAX & ERMA'S RESTAURANTS, INC.:

We have audited the accompanying consolidated balance sheets of Max & Erma's Restaurants, Inc. and subsidiaries as of October 25, 1998 and October 26, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 25, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. and subsidiaries at October 25, 1998 and October 26, 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 25, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Columbus, Ohio
December 7, 1998



                      -----------------------------------
                      MAX & ERMA'S OFFICERS AND DIRECTORS
                      -----------------------------------



William E. Arthur, Director, Partner, Porter, Wright, Morris & Arthur Todd B. Barnum, Chairman of the Board, Chief Executive Officer, President and Director Roger D. Blackwell, Director, Professor of Marketing, The Ohio State University Bonnie J. Brannigan, Vice President of Marketing and Planning Mark F. Emerson, Chief Operating Officer and Director Larry B. Fournier, Vice President of Development Kathie A. Serif, Vice President, Ironwood Cafe Thomas R. Green, Director, Chief Executive Officer, Lancaster Pollard & Company Gregory L. Heywood, Regional Vice President of Operations Donald W. Kelley, Director, Owner, Donald W. Kelley & Associates Michael D. Murphy, Director, Private Investor William C. Niegsch, Jr., Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director Robert A. Rothman, Director, Managing Partner, Amusement Investment Company

                                   [Picture]

                    [Logo] Selected Quarterly Financial Data


                                                                           Diluted
(Thousands, except per share   Total        Income Before       Net        Earnings                Stock Price
data)                         Revenues      Income Taxes      Income       Per Share          High             Low
                             ---------------------------------------------------------------------------------------
1998
First Quarter ............   $  29,545      $     955       $     665      $    0.16       $   6.75       $    5.88
Second Quarter ...........      23,628          1,107             760           0.18           8.13            5.88
Third Quarter ............      23,692          1,082             759           0.18           8.00            6.63
Fourth Quarter ...........      23,666            178             153           0.04           8.00            6.25
                             ---------      ---------       ---------      ---------       --------       ---------
   YEAR ..................   $ 100,531      $   3,322       $   2,337      $    0.55       $   8.13       $    5.88
                             ---------      ---------       ---------      ---------       --------       ---------

1997
First Quarter ............   $  26,510      $     702       $     491      $    0.12       $   6.88       $    6.00
Second Quarter ...........      21,099            882             613           0.15           6.38            5.00
Third Quarter ............      22,252            898             628           0.15           7.25            5.50
Fourth Quarter ...........      21,765            691             493           0.12           7.38            6.25
                             ---------      ---------       ---------      ---------       --------       ---------
   YEAR ..................   $  91,626      $   3,173       $   2,225      $    0.53       $   7.38       $    5.00
                             ---------      ---------       ---------      ---------       --------       ---------

The Company's common stock trades on the NASDAQ National Market under the symbol MAXE. At November 30, 1998 there were 869 stockholders of record of the Company's common stock. The closing price for the Company's common stock at October 25, 1998 was $6.38.

                            -----------------------
                            Shareholder Information
                            -----------------------

QUARTERLY CALENDAR:

Max & Erma's operates on a fiscal year ending on the last Sunday in October. Quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year end.

     Fiscal 1999       Quarter-End Dates
     ------------------------------------
     1st quarter       February 14, 1999
     2nd quarter       May 9, 1999
     3rd quarter       August 1, 1999
     4th quarter       October 31, 1999


DIVIDENDS:
The Company paid no cash dividends in fiscal 1996, 1997 or 1998. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.


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


ANNUAL SHAREHOLDERS MEETING:
April 8, 1999, 2:30 p.m.
Max & Erma's Corporate Office
4849 Evanswood Drive
Columbus, OH 43229


10-K REPORT:
Stockholders may obtain, without cost, a copy of Form 10-K for the Company's fiscal year ended October 25, 1998, by writing to:
William C. Niegsch, Jr.
Max & Erma's Restaurants, Inc.
P.O. Box 297830
4849 Evanswood Drive
Columbus, Ohio 43229