Form 10-K, Exhibit 13
period 1999-10-31
MAX & ERMAS RESTAURANTS INC
filed 2000-01-18
CIK 706471

                                                                      EXHIBIT 13


                             SELECTED FINANCIAL DATA


(In Thousands, except per share       OCTOBER 31      OCTOBER 25     OCTOBER 26       OCTOBER 27      OCTOBER 29      OCTOBER 30
and other data and ratios)                  1999            1998           1997             1996            1995            1994

RESULTS OF OPERATIONS
Revenues                                $108,640      $  100,531       $  91,626      $   79,858      $   64,198      $   56,127
Operating Income                           2,331           5,243           5,967           5,312           4,427           3,740
Interest Expense                           1,672           1,839           2,704           2,060           1,208             851
Income Before Income Taxes                   550           3,322           3,173           3,176           3,061           2,817
Extraordinary Loss                          (346)
Cumulative Effect of
    Accounting Change                       (207)
Net Income                                   141           2,337           2,225           2,161           2,139           2,001
Proforma Net Income Assuming
    Retroactive Change                       348           2,390           2,313           2,248           1,884           2,124
Depreciation and Amortization              4,899           5,868           5,839           5,515           4,201           3,599
EBITDA*                                    7,121          11,029          11,716          10,750           8,470           7,268
Capital Expenditures                      14,250          10,016          10,381          13,898          16,191           7,700

PER DILUTED SHARE DATA
Extraordinary Loss                      $   (.11)
Cumulative Effect of
    Accounting Change                       (.06)
Net Income                                   .04      $      .55       $     .53      $      .51      $      .50      $      .47
Proforma Net Income Assuming
    Retroactive Change                       .10             .57             .55             .53             .44             .50
Revenues                                   32.43           23.78           21.78           18.73           15.04           13.26
Assets                                     16.39           10.87           15.21           13.72           11.43            7.65
Stockholders' Equity                        3.25            4.41            4.75            4.20            3.65            3.24
Average Shares Outstanding                 3,350           4,226           4,206           4,264           4,268           4,232

FINANCIAL POSITION
Cash and Equivalents                    $  1,319      $    2,151       $   1,149      $      927      $    1,102      $      993
Working Capital Deficit                   (6,271)         (2,632)         (4,290)         (5,067)         (3,316)         (2,526)
Property-Net                              46,841          38,097          58,084          52,715          42,502          27,530
Total Assets                              54,897          45,958          63,956          58,484          48,800          32,383
Long-Term Obligations
    (Less Current Maturities)             33,914          20,010          36,359          32,349          26,037          13,639
Stockholders' Equity                      10,878          18,648          19,969          17,908          15,600          13,712

OTHER DATA AND RATIOS
Average Restaurant Sales                $  2,239      $    2,140       $   2,174      $    2,209      $    2,172      $    2,191
Company-owned Restaurants
    in Operation at Year End                  53              49              44              39              33              27
Restaurant Profit Margin                    11.9%           12.3%           12.8%           13.0%           14.4%           14.1%
Operating Profit Margin                      2.1%            5.2%            6.5%            6.7%            6.9%            6.7%
Long-Term Debt-to-Equity Ratio               3.1             1.1             1.8             1.8             1.7             1.0
Market Price Per Share at Year End      $   6.63      $     6.38       $    6.31      $     6.63      $     7.63      $     7.73
Price Earnings Ratio (High/Low)              N/M       14.8/10.7        13.9/9.4       16.2/10.8       16.8/12.0       20.8/14.5
Return on Beginning Assets                    .3%            3.7%            3.8%            4.4%            6.6%            8.1%
Return on Beginning Equity                    .8%           11.7%           12.4%           13.9%           15.6%           20.0%


* EBITDA, Earnings Before Interest, Taxes Depreciation and Amortization, is operating income plus depreciation and amortization, less minority interests in income of affiliated partnerships. EBITDA for 1999 and 1998, respectively, was reduced by a $2,000,000 and $575,000 loss on disposition of assets. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles.




                              5                  Max & Erma's Restaurants, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


REVENUES

Revenues for 1999 increased $8,108,000 or 8.1% from 1998. The increase was a result of i) opening four Max & Erma's restaurants during 1999, ii) opening two Ironwood Cafe restaurants during 1999, iii) the opening of five Max & Erma's and one Ironwood Cafe restaurants during 1998, iv) one additional week in fiscal 1999, and (v) a $134,000 or 0.2% increase in sales at restaurants opened 18 months or more. These factors offset the closing of two Max & Erma's restaurants during the third quarter of 1998 and first quarter of 1999, and the closing of the original Ironwood Cafe during the second quarter of 1999.

Revenues for 1998 increased $8,904,000 or 9.7% from 1997. The increase was a result of i) opening five Max & Erma's restaurants during 1998, ii) opening five Max & Erma's restaurants during 1997, iii) the opening of two franchised Max & Erma's restaurants that generated franchise fees and royalties of $192,000 during 1998, and iv) the opening of the Company's first Ironwood Cafe. These factors offset a $533,000 or 0.7% decline in sales at restaurants opened 18 months or more and the closing and relocation of a restaurant during the third quarter of 1998. The relocation of this restaurant is included in the five 1998 restaurant openings referred to previously.

Extremely harsh winter weather during the first two weeks of January for the most part offset positive same-store sales the remainder of 1999. During that two-week period same-store sales declined $650,000 or 20%. Exclusive of that two week period same-store sales rose $784,000 or 0.9% from 1998 to 1999. The decline in same-store sales from 1997 to 1998 of 0.7% was a result of a 4% decline in same-store beverage sales and a planned reduction of the frequency and dollar amount of couponing and discounting. During the third quarter of 1998 the Company elected to forego a direct mail coupon program which contributed to a same-store sales decline of $624,000 during the quarter. However, marketing expenditures during the third quarter of 1998 were reduced $450,000 primarily from the elimination of the direct mail coupon program. Management believes the incremental same-store sales which may have resulted from the coupon program would not have been profitable sales.

The Company anticipates an increase in the revenue growth rate in fiscal 2000 due to i) an increase in the unit growth rate from four or five restaurants per year to eight per year, ii) additional franchise openings, and iii) positive same-store sales trends which developed during the second half of 1999. The Company expects to open eight restaurants during 2000. Three restaurants were under construction at the end of the year. Construction commenced on two additional restaurants early in the first quarter of 2000. A franchised Max & Erma's restaurant opened on the Ohio Turnpike early in the first quarter of 2000. Additionally, the Company's first multi-unit franchise agreement was signed during 1999. The agreement requires the opening of the first of four Max & Erma's restaurants in Richmond and Charlottesville, Virginia by August, 2000. Finally, a redirecting of the Company's advertising expenditures away from mass media and discounting and toward local store, relationship-based marketing has resulted in positive same-store sales of 1.0% and 1.4%, respectively, for the third and fourth quarters of 1999. Management believes these trends will continue into 2000.

RESTAURANT OPERATING PROFIT

The following table sets forth the Company's restaurant operating profit as a percentage of revenues:

                           October 31,     October 25,    October 26,
                                 1999            1998           1997

Revenues                        100.0%         100.0%         100.0%
Cost of Goods Sold              (25.8)         (26.5)         (27.0)
Payroll & Benefits              (32.0)         (31.3)         (31.0)
Other Operating Expenses        (29.8)         (29.2)         (28.2)
Preopening Costs                 (0.5)          (0.7)          (1.0)
                                -----          -----          -----
Restaurant Operating Profit      11.9%          12.3%          12.8%
                                -----          -----          -----



Cost of goods sold, as a percentage of revenues, decreased from 27.0% for 1997 to 26.5% for 1998 and to 25.8% for 1999. The decrease from 1997 to 1998 was a result of higher beef prices during 1997, which declined during 1998, and menu changes made at the start of 1998, which removed certain higher cost menu items. Additionally, slower selling items were eliminated in an effort to cut waste. The decrease in 1998 occurred despite sharply higher produce and dairy costs. The decrease from 1998 to 1999 occurred as produce and dairy prices returned to normal levels, while most other inventory costs remained stable. Menu prices increased 2% to 3% annually over the periods reported.

Payroll and benefits, as a percentage of revenues, increased from 31.0% in 1997 to 31.3% in 1998 and to 32.0% in 1999. The increases were a result of higher wage rates brought on by extremely low unemployment levels and continued demand for restaurant workers.

Other operating expenses, as a percentage of revenues, increased from 28.2% for 1997 to 29.2% for 1998 and to 29.8% for 1999. The increases were primarily a result of the sale-leaseback of eight restaurant properties at the start of 1998 and five restaurant properties at the end of 1998. On an annualized basis the two transactions increased rent approximately $2,280,000 and reduced depreciation approximately $570,000 for a net increase to other operating expenses of approximately $1,710,000 or 1.6%, as a percentage of

Max & Erma's Restaurants, Inc.      6

1999 revenues. Exclusive of the effect of the two sale-leaseback transactions, other operating expenses, as a percentage of revenues, remained relatively constant over the periods reported.

Preopening costs, as a percentage of revenues, declined from 1.0% in 1997 to 0.7% in 1998 and to 0.5% in 1999. The variation in this expense category is a result of the Company's adoption of AICPA Statement of Position 98-5, "Reporting the Costs of Start-Up Activities", which requires that pre-opening expenses be expensed as incurred rather than capitalized. Prior to adoption of the new standard on October 26, 1998, the first day of fiscal 1999, the Company amortized pre-opening expenses over a 12-month period. Variation in this expense will occur as a result of the number and timing of restaurant openings. Additionally, the decline from 1998 to 1999 was a result of the amortization during 1998 exceeding the incurred expenses for restaurants opened during 1999. The cumulative effect on prior years of the accounting change resulted in a 1999 charge of $207,000, net of tax, or $0.06 per diluted share. Management believes that pre-opening expenses will increase during fiscal 2000 as the number of restaurant openings increases.

LOSS ON DISPOSITION OF ASSETS

During fiscal 1999, the Company recorded a $2,000,000 loss on the disposition of assets related to the closing of the three Ironwood Cafe restaurants, one of which closed during the second quarter. The remaining two will be closed or sold in the first quarter of fiscal 2000. Only one of the three restaurants maintained a sales level within the targeted range. None of the three restaurants achieved profitability. The Company decided there was no expansion potential for the concept and that its resources could more effectively be used elsewhere. In addition to the loss on disposition of assets, operating losses and overhead expenses of Ironwood Cafe totaled approximately $468,000 and $315,000 in 1999 and 1998, respectively.

During fiscal 1998, the Company recorded a $575,000 loss on the disposition of assets. The loss consisted of $278,000 related to the closing and relocation of its original Lexington, Kentucky restaurant, a $175,000 provision for loss on the closing of its Columbus, Ohio Convention Center location, which subsequently was closed during the first quarter of 1999, and a $122,000 loss on the sale-leaseback of five restaurants during the fourth quarter in 1998. The two closed restaurants reported average annual sales of $1,161,000 with no significant operating profit contribution.

INTEREST EXPENSE

Interest expense decreased 47% from $2,704,000 in 1997 to $1,839,000 in 1998 and decreased an additional 9% to $1,672,000 in 1999. The decreases were primarily a result of the two sale-leaseback transactions during 1998. The Company received net proceeds of $25.5 million from the two transactions, all of which were used to reduce borrowings under the Company's revolving credit line, resulting in an annual interest savings of approximately $2.2 million. This savings was partially offset by interest on $12,000,000 of borrowings under the Company's revolving credit line used to repurchase approximately 1.5 million shares of the Company's common stock since the fourth quarter of 1998.

During 1999, the Company also borrowed approximately $8.0 million under its credit line to redeem its outstanding convertible debentures, resulting in annual interest savings of approximately $150,000. The Company recorded an extraordinary charge in the first quarter of 1999 of approximately $346,000, net of tax ($0.11 per diluted share), related to the early extinguishment of debt.

Interest rates during the periods reported were relatively stable and ranged from 8.25% to 9.0%. At October 31, 1999 the interest rate under the Company's revolving credit line was 8.75%. The Company capitalized $215,000, $177,000 and $285,000 of construction period interest during 1997, 1998 and 1999, respectively.

At the end of fiscal 1999, the Company increased its revolving credit line to $30.0 million, a portion of which was used to repay a $3.5 million short-term bank note. In the first quarter of fiscal 2000 the Company's revolving credit line was further increased to $40.0 million. Total borrowings under the revolving credit line were approximately $23.0 million at October 31, 1999. During the first quarter of fiscal 2000 the Company expects to complete two sale-leaseback transactions on six restaurant properties. The proceeds of the two transactions will be used to pay off an existing $5.2 million mortgage and reduce borrowings under the revolving credit line by approximately $7.8 million.

INCOME TAXES

The Company's effective tax rate remained relatively steady at approximately 30% during 1997 and 1998. During 1999, the Company reported an income tax credit of $144,000, primarily associated with the FICA tax on tips credit. At historical levels of pre-tax income, these tax credits have generally served to reduce the Company's effective tax rate to approximately 30%.

YEAR 2000

During 1999, the Company successfully upgraded its computer system and software to be Year 2000 compliant. During 1998 and 1999 the Company expended approximately $145,000 in upgrades to computer hardware and software at both the corporate office and restaurant level to become Year 2000 compliant. The Company experienced no material problems with its systems or third party vendors related to the Year 2000.

                                   7              Max & Erma's Restaurants, Inc.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital ratio decreased from .6 to 1 at October 25, 1998 to .4 to 1 at October 31, 1999, principally due to increased trade and construction payables. Historically the Company has been able to operate with a working capital deficiency because i) restaurant operations are primarily conducted on a cash basis, ii) high turnover (about once every 10 days) permits limited investment in inventory, and iii) trade payables for food purchases usually become due after receipt of cash from the related sales.

During 1999, the Company expended approximately $14,250,000 for property additions, $43,335,000 to reduce long-term obligations, and $8,094,000 to repurchase approximately 1,049,000 shares of its common stock. Funds for such expenditures were provided primarily by $56,825,000 from proceeds of long-term obligations, $8,340,000 from operations and a decrease in cash of $832,000. The Company routinely draws down and repays its revolving credit line, the gross amounts of which are included in the above numbers.

At October 31, 1999, the Company was committed to the opening of eight Max & Erma's during 2000. Purchase contracts or leases have been signed for all restaurants scheduled to open in 2000. At October 31, 1999, three Max & Erma's were under construction and scheduled to open during the first half of 2000. Construction commenced during the first quarter of 2000 on two additional Max & Erma's restaurants.

The Company expects to expend an additional $15.0 million on the construction of the eight Max & Erma's planned for 2000. The Company has signed purchase contracts or leases for all eight Max & Erma's locations planned for fiscal 2000. It is likely that the Company would expend $8 to $9 million dollars during 2000 on locations scheduled to open in 2001.

Funding for the above will be provided by the sale-leaseback of the related real estate, equipment leasing, cash from operations and to the extent necessary borrowings under the Company's revolving credit line. At October 31, 1999, the Company had available approximately $7.0 million under its $30.0 million revolving credit line along with $4.3 million of equipment lease commitments. During the first quarter of fiscal 2000, the Company's revolving credit line was increased to $40.0 million. Additionally, the Company had approximately $42.6 million of commitments for sale-leaseback financing of real estate. During the first quarter of 2000, the Company expects to complete the sale-leaseback of six properties. The sale proceeds of approximately $13 million will be used to pay off a $5.2 million mortgage and reduce the outstanding balance under its revolving credit line by approximately $7.8 million. The remaining commitment of approximately $28.6 million may be used for the sale-leaseback of 13 properties through January, 2002.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS No.137, is required to be adopted for the Company's 2001 annual consolidated financial statements. The Company has not determined what, if any, impact the adoption of this standard will have on its consolidated financial statements. The Company is therefore unable to disclose the impact that adopting SFAS 133 will have on its financial position and results of operations when such statement is adopted.

SAFE HARBOR STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "plan," "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Forward-looking statements in this MD&A include statements regarding anticipated revenue growth from the opening of new restaurants (paragraph 4), the continuation of positive same-store sales trends (paragraph 4), the expected opening of franchise restaurants (paragraph 4), expected increases in pre-opening expenses (paragraph 9), the timing and completion of sale-leaseback transactions (paragraph 15 and 22) and the opening, cost and financing of additional Max & Erma's restaurants (paragraphs 20, 21 and 22).

Investors are cautioned that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, the Company's ability to open or franchise new restaurants as planned, changes in competition in markets where the Company operates restaurants, the Company's ability to control administrative expenses, changes in interest rates, changes in cash flows from operations, the availability of real estate for purchase or lease, and other risks, uncertainties and factors described in the Company's most recent Annual Report on Form 10-K and other filings from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements.


Max & Erma's Restaurants, Inc.       8

                           CONSOLIDATED BALANCE SHEETS


                                                                                      OCTOBER 31           OCTOBER 25
                                                                                            1999                 1998
ASSETS
CURRENT ASSETS:
Cash and equivalents                                                                 $ 1,318,944          $ 2,151,323
Receivables:
   Trade and other                                                                       207,376              602,370
   Equipment deposits                                                                    124,928
                                                                                     -----------          -----------
     TOTAL RECEIVABLES                                                                   332,304              602,370

Inventories                                                                              929,364              855,202
Supplies                                                                                 222,187              220,998

PREPAID EXPENSES:
   Income taxes                                                                          386,581              161,743
   Insurance                                                                              66,767              191,234
   Other                                                                                 127,047               96,647
Preopening costs (less accumulated amortization,-$411,273)                                                    339,768
Deferred income taxes                                                                    450,000               50,000
                                                                                     -----------          -----------
     TOTAL CURRENT ASSETS                                                              3,833,194            4,669,285

PROPERTY-AT COST:
Land and buildings                                                                    28,897,922           21,532,100
Leasehold improvements                                                                24,079,005           21,744,580
Equipment and fixtures                                                                18,563,845           16,956,707
Construction in progress                                                               1,787,278              423,359
                                                                                     -----------          -----------
   Total                                                                              73,328,050           60,656,746
Less accumulated depreciation and amortization                                        26,486,963           22,559,784
                                                                                     -----------          -----------
     PROPERTY-NET                                                                     46,841,087           38,096,962

OTHER ASSETS:
Goodwill (less accumulated amortization, 1999-$806,144; 1998-$754,319)                   133,388              185,213
Deferred costs (less accumulated amortization, 1999-$37,931; 1998-$435,783)            1,029,818              866,857
Deferred income taxes                                                                  1,976,000            1,252,000
Miscellaneous (less accumulated amortization, 1999-$127,702; 1998-$109,523)            1,083,219              887,639
                                                                                     -----------          -----------
     TOTAL OTHER ASSETS                                                                4,222,425            3,191,709
                                                                                     -----------          -----------

TOTAL                                                                                $54,896,706          $45,957,956
                                                                                     ===========          ===========



See notes to consolidated financial statements.

                                        9         Max & Erma's Restaurants, Inc.

                           CONSOLIDATED BALANCE SHEETS


                                                                                          OCTOBER 31           OCTOBER 25
                                                                                                1999                 1998

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term obligations                                              $   736,475          $   772,634
Accounts payable                                                                           3,331,951            2,059,841
Construction payables                                                                      2,070,464              778,685
Accrued liabilities:
   Payroll and related taxes                                                               1,209,867            1,656,381
   Taxes, other than income taxes                                                          1,417,484            1,074,508
   Utilities                                                                                 526,502              420,979
   Other                                                                                     811,848              537,769
                                                                                         -----------          -----------
     Total accrued liabilities                                                             3,965,701            3,689,637
                                                                                         -----------          -----------
     TOTAL CURRENT LIABILITIES                                                            10,104,591            7,300,797

LONG-TERM OBLIGATIONS-
   Less current maturities                                                                33,913,675           20,009,596

COMMITMENTS AND CONTINGENCIES (Notes 1, 3, 4 and 7)

STOCKHOLDERS' EQUITY:
   Preferred stock- $.10 par value; authorized 500,000 shares, none outstanding
   Common stock- $.10 par value; authorized 10,000,000 shares; issued and outstanding:
     1999-2,746,737 shares; 1998-3,772,388 shares                                            274,674              377,239
   Additional capital                                                                                           7,655,299
   Retained earnings                                                                      10,603,766           10,615,025
                                                                                         -----------          -----------
     TOTAL STOCKHOLDERS' EQUITY                                                           10,878,440           18,647,563
                                                                                         -----------          -----------

TOTAL                                                                                    $54,896,706          $45,957,956
                                                                                         ===========          ===========


See notes to consolidated financial statements.

Max & Erma's Restaurants, Inc.         10

                        CONSOLIDATED STATEMENTS OF INCOME


                                                            Y   E   A   R     E   N   D   E   D

                                                   OCTOBER 31              OCTOBER 25              OCTOBER 26
                                             (53 weeks)  1999        (52 weeks)  1998        (52 weeks)  1997

REVENUES                                        $ 108,639,772           $ 100,530,584           $  91,626,226
                                                -------------           -------------           -------------

OPERATING EXPENSES:
Cost of goods sold                                 28,035,861              26,626,172              24,768,549
Payroll and benefits                               34,808,482              31,478,566              28,404,596
Other operating expenses                           32,369,479              29,298,904              25,873,139
Administrative expenses                             8,560,018               6,590,443               5,732,267
Preopening costs                                      534,739                 718,327                 880,696
Loss on disposition of assets                       2,000,000                 575,000
                                                -------------           -------------           -------------
   TOTAL OPERATING EXPENSES                       106,308,579              95,287,412              85,659,247
                                                -------------           -------------           -------------

OPERATING INCOME                                    2,331,193               5,243,172               5,966,979

INTEREST EXPENSE                                    1,671,969               1,838,608               2,703,781

MINORITY INTERESTS IN INCOME OF
   AFFILIATED PARTNERSHIPS                            109,465                  82,076                  90,447
                                                -------------           -------------           -------------

INCOME BEFORE INCOME TAXES                            549,759               3,322,488               3,172,751
                                                -------------           -------------           -------------

INCOME TAXES:
State and local                                        52,000                 235,000                 202,000
Federal:
   Current                                            842,000               1,423,000                 902,000
   Deferred (credit)                               (1,038,000)               (673,000)               (156,000)
                                                -------------           -------------           -------------
     TOTAL INCOME TAXES (CREDIT)                     (144,000)                985,000                 948,000
                                                -------------           -------------           -------------

INCOME BEFORE EXTRAORDINARY ITEM
    AND CHANGE IN ACCOUNTING PRINCIPLE          $     693,759           $   2,337,488           $   2,224,751

EXTRAORDINARY LOSS                                   (346,000)

CUMULATIVE EFFECT ON PRIOR YEARS OF
    CHANGE IN ACCOUNTING PRINCIPLE                   (207,000)
                                                -------------           -------------           -------------

NET INCOME                                      $     140,759           $   2,337,488           $   2,224,751
                                                =============           =============           =============

See notes to consolidated financial statements.


                                       11         Max & Erma's Restaurants, Inc.

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                Y   E   A   R     E   N   D   E   D

                                                       OCTOBER 31              OCTOBER 25              OCTOBER 26
                                                 (53 weeks)  1999        (52 weeks)  1998        (52 weeks)  1997

INCOME PER SHARE BEFORE EXTRAORDINARY LOSS
   AND CHANGE IN ACCOUNTING PRINCIPLE:
Basic                                                  $      .21              $      .56              $      .53
                                                       ----------              ----------              ----------
Diluted                                                $      .21              $      .55              $      .53
                                                       ----------              ----------              ----------

EXTRAORDINARY LOSS PER SHARE:
Basic and Diluted                                      $     (.11)
                                                       ----------

CHANGE IN ACCOUNTING PRINCIPLE PER SHARE
Basic and Diluted                                      $     (.06)
                                                       ----------

NET INCOME PER SHARE
Basic                                                  $      .04              $      .56              $      .53
                                                       ----------              ----------              ----------
Diluted                                                $      .04              $       55              $      .53
                                                       ----------              ----------              ----------

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic                                                   3,296,659               4,207,137               4,166,738
                                                       ----------              ----------              ----------
Diluted                                                 3,349,819               4,226,213               4,205,625
                                                       ----------              ----------              ----------

PRO FORMA AMOUNTS ASSUMING
    RETROACTIVE APPLICATION OF CHANGE IN
    ACCOUNTING PRINCIPLE
Income before extraordinary item                       $  693,759              $2,391,747              $2,313,441
                                                       ----------              ----------              ----------
Basic earnings per share                               $      .21              $      .57              $      .56
                                                       ----------              ----------              ----------
Diluted earnings per share                             $      .21              $      .57              $      .55
                                                       ----------              ----------              ----------

Net Income                                             $  347,759              $2,391,747              $2,313,441
                                                       ----------              ----------              ----------

Basic earnings per share                               $      .11              $      .57              $      .56
                                                       ----------              ----------              ----------

Diluted earnings per share                             $      .10              $      .57              $      .55
                                                       ----------              ----------              ----------


See notes to consolidated financial statements.


Max & Erma's Restaurants, Inc.         12

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                               COMMON STOCK                  ADDITIONAL            RETAINED
                                         SHARES              AMOUNT             CAPITAL            EARNINGS               TOTAL


BALANCE, OCTOBER 27, 1996             4,226,497        $    422,650        $ 11,432,112        $  6,052,786        $ 17,907,548
Issuance of stock through
   option and bonus plans,
   including $44,249 related
   tax benefit                          104,387              10,438             491,665                                 502,103
Shares repurchased                      (99,771)             (9,977)           (654,947)                               (664,924)
Net income                                                                                        2,224,751           2,224,751
                                      ---------        ------------        ------------        ------------        ------------

BALANCE, OCTOBER 26, 1997             4,231,113             423,111          11,268,830           8,277,537          19,969,478
Issuance of stock through
   option and bonus plans,
   including $41,191 related
   tax benefit                           41,144               4,114             295,414                                 299,528
Shares repurchased                     (499,869)            (49,986)         (3,908,945)                             (3,958,931)
Net income                                                                                        2,337,488           2,337,488
                                      ---------        ------------        ------------        ------------        ------------

BALANCE, OCTOBER 25, 1998             3,772,388             377,239           7,655,299          10,615,025          18,647,563
Issuance of stock through
   option and bonus plans,
   including $27,137 related
   tax benefit                           23,217               2,322             181,486                                 183,808
Shares repurchased                   (1,048,868)           (104,887)         (7,836,785)           (152,018)         (8,093,690)
Net income                                                                                          140,759             140,759
                                      ---------        ------------        ------------        ------------        ------------

BALANCE, OCTOBER 31, 1999             2,746,737        $    274,674        $                   $ 10,603,766        $ 10,878,440
                                      =========        ============        ============        ============        ============


See notes to consolidated financial statements.

                                       13         Max & Erma's Restaurants, Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                           OCTOBER 31            OCTOBER 25            OCTOBER 26
                                                                     (53 weeks)  1999      (52 weeks)  1998      (52 weeks)  1997

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                               $    140,759          $  2,337,488          $  2,224,751
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization                                            4,899,099             5,868,472             5,839,346
   Deferred income tax credit                                              (1,038,000)             (673,000)             (156,000)
   Accretion of deferred sale/leaseback gain                                  (77,350)              (65,324)
   Minority interests in income of Affiliated Partnerships                    109,465                82,076                90,447
   Loss on disposition of assets                                            2,000,000               575,000
   Loss on property disposals                                                 160,522               111,084               102,462
   Issuance of common stock as compensation
     through manager bonus plan                                               132,521               104,520                87,583
Extraordinary item                                                            346,000
Cumulative effect of change in accounting principle                           207,000
Changes in assets and liabilities:
   Receivables, inventories, supplies and prepaids                            116,227              (467,356)               56,637
   Capitalized preopening costs                                                                    (638,259)             (754,213)
   Other assets                                                              (668,684)                4,689              (187,839)
   Accounts payable, accrued and other liabilities                          2,012,532             1,321,212               567,272
                                                                         ------------          ------------          ------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                              8,340,091             8,560,602             7,870,446
                                                                         ------------          ------------          ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                        (14,249,979)          (10,015,912)          (10,381,284)
Reimbursable construction costs incurred                                                                                 (133,000)
Construction costs reimbursed                                                  75,717                57,283
Collections (additions) of (to) other assets                                 (213,755)             (153,285)               77,629
Proceeds from the sale of property                                             16,351            25,535,856               467,363
                                                                         ------------          ------------          ------------
   NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                       (14,371,666)           15,423,942            (9,969,292)
                                                                         ------------          ------------          ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term obligations                            (43,334,748)          (59,879,928)          (46,459,439)
Proceeds from long-term obligations                                        56,824,743            40,867,040            49,190,666
Debt issue costs                                                             (125,000)              (25,000)
Proceeds from exercise of stock options                                        24,149               116,417               370,274
Distributions to minority interests in Affiliated Partnerships                (96,258)             (102,301)             (115,510)
Cash paid for purchase of common stock                                     (8,093,690)           (3,958,931)             (664,924)
                                                                         ------------          ------------          ------------
   NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                         5,199,196           (22,982,703)            2,321,067
                                                                         ------------          ------------          ------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                              (832,379)            1,001,841               222,221

CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                   2,151,323             1,149,482               927,261
                                                                         ------------          ------------          ------------

CASH AND EQUIVALENTS AT END OF YEAR                                      $  1,318,944          $  2,151,323          $  1,149,482
                                                                         ============          ============          ============

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
   Interest-net of $285,005, $176,816, and $215,468
   capitalized in 1999, 1998 and 1997                                    $  1,386,965          $  1,769,440          $  2,567,364
   Income taxes                                                               834,446             1,868,223             1,290,251
Noncash activities:
   Property additions financed by capital leases                                                     51,002               867,586
   Property additions financed by construction payables                     2,070,464               778,685             1,234,365
   Stock options issued for property additions                                                       37,400
   Deferred gain from sale/leaseback of property                                                  1,547,004


See notes to consolidated financial statements.

Max & Erma's Restaurants, Inc.         14

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



FOR THE YEARS ENDED OCTOBER 31, 1999,
OCTOBER 25, 1998 AND OCTOBER 26, 1997

1. ACCOUNTING POLICIES

Description of Business-Max & Erma's Restaurants, Inc. and subsidiaries (the "Company") owns and operates restaurants under the trade name "Max & Erma's - Neighborhood Gathering Place." At October 31, 1999, there are fifty-three Max & Erma's restaurants in operation (50 at October 25, 1998) (principally located in the Midwestern United States) and three under construction in Ohio, Virginia and Michigan. The Company owns all of the restaurants, except for one that is owned by a separate limited partnership ("Affiliated Partnership") in which the Company is the controlling general partner (two in fiscal 1998 and 1997) and two which are franchised to unrelated parties. See Note 9 regarding the Company's operation of Ironwood Cafes.

CONSOLIDATION-The consolidated financial statements include the accounts of the Company, the Affiliated Partnerships and Ironwood Cafe LLC. All significant intercompany transactions and balances have been eliminated.

CASH AND EQUIVALENTS-The Company considers all checking accounts, cash funds and highly liquid debt instruments with a maturity of less than three months at the date of purchase to be cash equivalents. All cash is principally on deposit with four banks.

INVENTORIES-Inventories are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market, and consist of food and beverages.

PREOPENING COSTS-Prior to fiscal 1999, restaurant preopening costs, which consist of hiring, training and certain other incremental direct costs of opening restaurants, were accumulated and amortized from the opening date of the restaurant over a one-year period. In fiscal 1999, the Company expensed such capitalized costs as a cumulative effect of a change in accounting principle in the amount of $207,000, net of $133,000 tax benefit, ($.06 per basic and diluted share) in accordance with Statement of Position No. 98-5 "Reporting on the Costs of Start-Up Activities". Such costs are now currently expensed as incurred.

DEPRECIATION AND AMORTIZATION OF PROPERTY-Depreciation and amortization of property are computed generally using the straight-line method based on the estimated useful lives of the assets or the terms of the leases as follows:

                                                         Years
--------------------------------------------------------------
Buildings                                             15 to 30
Leasehold improvements                                10 to 15
Equipment and fixtures                                 3 to 15


INTANGIBLES-Goodwill is amortized over 16-1/2 to 20 years which are the terms of the related restaurant leases, including renewal options. Deferred costs principally include debt issuance costs that relate to various debt agreements and are being amortized over the terms of the agreements. Miscellaneous assets principally consist of liquor license costs which are being amortized over 40 years.

ASSET IMPAIRMENTS-Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether property and equipment, goodwill, and other intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows. See Note 9 regarding provision for impairment of assets at October 31, 1999.

ADVERTISING-The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was $2,532,000, $2,289,000 and $2,811,000 for fiscal 1999, 1998 and 1997, respectively.

CONTINGENT RENT-The Company expenses contingent rent based on gross sales on a quarterly basis.

INCOME TAXES-The Company is subject to federal, state and local income taxes. Income taxes are provided for all taxable items included in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

NET INCOME PER SHARE-Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and stock options outstanding during the years presented, adjusted for the dilutive effect, if any, of the convertible debentures. The assumed conversion of the convertible debentures had no impact on net income per share.

SEGMENT-The Company presently operates in one segment as determined in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information".

FISCAL YEAR-END-The Company, its subsidiary and its Affiliated Partnerships each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal 1999 contained 53 weeks, while 1998 and 1997 each contained 52 weeks.


                                       15         Max & Erma's Restaurants, Inc.

ESTIMATES-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these amounts.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS-The Financial Accounting Standards Board has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS No. 137, is required to be adopted for the Company's 2001 annual consolidated financial statements. The Company has not determined what, if any, impact the adoption of this standard will have on its consolidated financial statements. The Company is therefore unable to disclose the impact that adopting SFAS No. 133 will have on its financial position and results of operations when such statement is adopted.

2. OWNERSHIP OF RESTAURANTS BY
AFFILIATED PARTNERSHIPS

Two of the restaurants are owned by Affiliated Partnerships in which the Company is the general partner. One of the restaurants was closed in December 1998 (see
Note 9). As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnerships. During fiscal 1999, 1998 and 1997 the Company's share of the profits and losses of these two Affiliated Partnerships was approximately 60% and 40%, respectively. At October 31, 1999, no amounts were due to Affiliated Partners.

3. LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

                                       OCTOBER 31,    OCTOBER 25,
                                              1999           1998
-----------------------------------------------------------------
Debt:
Revolving credit agreement             $23,108,177
8% convertible subordinated debentures                 $8,842,000
8.32% mortgage loan                      5,181,604      5,440,131
                                       -----------    -----------
   Total debt                           28,289,781     14,282,131
Deferred gain on sale-leaseback          1,346,815      1,424,165
Capital leases (Note 4)                  1,485,436      2,003,091
Accrued rent (Note 4)                    3,528,118      3,072,843
                                       -----------    -----------
   Total long-term obligations          34,650,150     20,782,230
Less current maturities                    736,475        772,634
                                       -----------    -----------
   Total long-term obligations-
   less current maturities             $33,913,675    $20,009,596
                                       ===========    ===========


The Company's revolving credit agreement with a bank, as amended effective October 29, 1999, permits it to borrow the lesser of $30,000,000, subsequently increased to $40,000,000 in the first quarter of 2000, (the "Baseline Commitment") or the Residual Commitment (the "Secondary Term Loan"). Amounts outstanding under the Baseline Commitment as of October 31, 2000 (referred to as the Initial Term Loan) are payable in quarterly installments of principal and interest commencing January 31, 2001 through October 31, 2007. Amounts outstanding under the Secondary Term Loan are equal to the Baseline Commitment less the Initial Term Loan. Amounts outstanding under the Secondary Term Loan are payable in 24 quarterly installments of principal and interest commencing January 31, 2002 through October 31, 2007. Each loan bears interest at a fluctuating quarterly rate based upon the prime or LIBOR rate determined by the ratio of the Indebtedness of the Company to EBITDA of the Company (8.75% rate at October 31, 1999). The agreement requires the Company to enter into a $20,000,000 Interest rate protection agreement in fiscal 2000. The Company must pay a quarterly commitment fee on the unused portion of the commitment and an annual agency fee. Substantially all of the Company's assets collateralize the credit agreement. Covenants of the revolving credit agreement require the Company to maintain certain financial ratios and prohibits payment of dividends.

In August 1994, the Company issued $10,384,000 of unsecured 8% convertible subordinated debentures due in 2004. In November 1998, the Company redeemed the $8,842,000 outstanding debentures by utilizing approximately $9,000,000 of borrowings under its bank credit agreement and recognized an extraordinary charge against income of $346,000, net of $240,000 tax benefit, ($.11 per basic and diluted share) related to the write-off of unamortized debt issuance costs.

In March 1996, the Company obtained a $6 million mortgage loan which bears interest at 8.32% and is payable in monthly installments of $58,453 (principal and interest) to 2011. The loan is collateralized by four restaurants (see Note
4).

Future maturities of long-term debt obligations at October 31, 1999 are as follows (see Note 4 for maturities of other long-term obligations):

YEAR ENDING IN OCTOBER
---------------------------------------------------------------
2000                                                $   280,877
2001                                                  2,781,034
2002                                                  3,632,706
2003                                                  3,661,367
2004                                                  3,692,504
Thereafter                                           14,241,293
                                                    -----------
   Total                                            $28,289,781
                                                    ===========


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

Max & Erma's Restaurants, Inc.         16
equipment and fixtures. Two of the leases contain purchase options at fair market value and one of the leases is with an entity in which an officer and a director of the Company have a significant interest. The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from three to five years and expire through 2004. The Company is required to pay certain taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

The following is a summary of property under capital leases included in the accompanying consolidated balance sheets:

                                       OCTOBER 31,      OCTOBER 25,
                                              1999             1998
-------------------------------------------------------------------
ASSET DESCRIPTION
Buildings ............................. $1,045,000       $1,045,000
Equipment and fixtures ................  2,056,131        2,107,918
                                        ----------       ----------
   TOTAL ..............................  3,101,131        3,152,918
Less accumulated depreciation..........  2,051,318        1,554,334
                                        ----------       ----------
   NET ................................ $1,049,813       $1,598,584
                                        ==========       ==========


Future minimum lease payments under the capital leases and the present value of such payments at October 31, 1999 are as follows:

FISCAL YEAR:
--------------------------------------------------------------
2000                                                $  562,280
2001                                                   296,194
2002                                                   163,584
2003                                                   115,056
2004                                                    90,000
Thereafter                                             435,000
                                                    ----------
   TOTAL MINIMUM LEASE PAYMENTS                      1,662,114
Less amount representing interest                      176,678
                                                    ----------
Present value of minimum lease payments              1,485,436
Less current maturities                                449,070
                                                    ----------
   TOTAL OBLIGATIONS UNDER CAPITAL LEASES-
   LESS CURRENT MATURITIES                          $1,036,366
                                                    ==========


At October 31, 1999, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:

                       RELATED           UNRELATED
                       PARTIES             PARTIES               TOTAL
----------------------------------------------------------------------
FISCAL YEAR
2000                $  146,178         $ 6,908,418         $ 7,054,596
2001                   146,178           6,630,955           6,777,133
2002                   146,178           6,303,381           6,449,559
2003                   146,178           5,550,137           5,696,315
2004                   146,178           5,212,019           5,358,197
Thereafter             755,261          52,610,598          53,365,859
                    ----------         -----------         -----------
   TOTAL            $1,486,151         $83,215,508         $84,701,659
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

In fiscal 1998, the Company entered into a sale-leaseback transaction with regard to the land, buildings, fixtures and improvements at eight restaurant sites whereby the Company leases back the restaurant sites under operating leases over a twenty-year period. The transaction resulted in a deferred gain of approximately $1,547,000 which is being accreted to income as a reduction of rent expense over the twenty-year lease term. Also in fiscal 1998, the Company entered into a sale-leaseback transaction with regard to the land, buildings, fixtures and improvements at five restaurant sites whereby the Company leases back the restaurant sites under operating leases over a twenty-year period. The transaction resulted in a loss on disposition of assets of $122,000 (see Note
9). The base annual rents under all such leases will be adjusted to the current ten-year Treasury Note rate in effect on the tenth anniversary of the closings, plus 3.35%. Also, the Company will pay additional rent beginning in the third year of the leases, adjusted every two years thereafter, equal to the product of the base rent then in effect and the lesser of 4.5% or three times the average increase in the U.S. Consumer Price Index during the previous two years.

During the first quarter of fiscal 2000, the Company expects to complete two sale-leaseback transactions with regard to the land, buildings, fixtures and improvements at six restaurant sites whereby the Company leases back the restaurant sites under operating leases over a twenty-year period under terms similar to those in the preceding paragraph. The Company will receive proceeds of approximately $2,900,000 (net of payoff of the approximately $5,200,000 mortgage loan) and $4,900,000, respectively. The transactions are expected to result in a deferred gain of approximately $975,000 which will be accreted to income as a reduction of rent expense over the twenty-year lease term and a loss on disposition of assets of approximately $119,000.

At October 31, 1999, the Company has unused equipment lease commitments totaling $4,300,000, generally expiring in one year.

Rent expense, including common area charges but excluding taxes, insurance and other expenses related to all operating leases, consists of the following:

                                          1999            1998            1997
------------------------------------------------------------------------------
MINIMUM RENT:
   Related Parties                  $  149,921      $  145,913      $  155,221
   Unrelated Parties                 7,913,441       6,311,896       4,369,709
CONTINGENT RENT BASED ON:
   Percentage of gross
     revenue-unrelated parties          82,131         136,464         198,806
                                    ----------      ----------      ----------
   TOTAL                            $8,145,493      $6,594,273      $4,723,736
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

                                       17         Max & Erma's Restaurants, Inc.

5. INCOME TAXES

The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                             1999             1998             1997
-----------------------------------------------------------------------------------
Provision at statutory rate             $ 187,000       $1,130,000       $1,079,000
State income taxes-
   net of Federal benefit                  34,000          155,000          132,000
Jobs related tax credit                   (54,000)         (40,000)         (30,000)
FICA tax credit                          (351,000)        (301,000)        (243,000)
Other-net                                  40,000           41,000           10,000
                                        ---------       ----------       ----------
   TOTAL(BENEFIT)                       $(144,000)      $  985,000       $  948,000
                                        =========       ==========       ==========
Effective Income Tax Rate(benefit)          (26.2)%           29.7%            29.9%
                                        =========       ==========       ==========


The tax effects of significant items comprising the Company's net deferred tax asset at October 31, 1999 and October 25, 1998 are as follows:

                                                  1999                  1998
----------------------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES)
Rent expense                                $1,125,000            $1,054,000
Loss of disposition of assets                  452,000
Deferred gain                                  648,000               709,000
Jobs related tax credit                                               40,000
FICA tax credit                                 27,000                 7,000
Alternative minimum tax credit                                        51,000
Officers' benefits                             182,000               159,000
Other                                           55,000                94,000
                                            ----------            ----------
   TOTAL DEFERRED TAX ASSETS                 2,489,000             2,114,000
                                            ----------            ----------
Accelerated depreciation                       (28,000)             (455,000)
Preopening costs                                                    (129,000)
Prepaid insurance                              (30,000)              (66,000)
Other                                           (5,000)             (162,000)
                                            ----------            ----------
   TOTAL DEFERRED TAX LIABILITIES              (63,000)             (812,000)
                                            ----------            ----------
   NET DEFERRED TAX ASSET                   $2,426,000            $1,302,000
                                            ==========            ==========


The Company's FICA tax credit carryforwards expire in varying periods to 2014.

6. STOCK OPTION AND BONUS PLANS

In effect at October 31, 1999 are the 1992 and 1996 Stock Option Plans (collectively the "Plans"). Options granted under the Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the Plans are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors. The Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 and 400,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are generally first exercisable three years after the date of grant and expire six years after the date of grant, according to the terms of each option. At October 31, 1999, 316,050 shares under option were exercisable and 21,700 shares were reserved for future grants under the 1992 Stock Option Plan. Under the 1996 Stock Option Plan, 239,000 shares under option were exercisable and 13,000 shares were reserved for future grants at October 31, 1999.

The Company provides for the payment of bonuses in cash and/or common stock pursuant to The Manager Stock Bonus Plan ("Bonus Plan"). No shares were issued under this Plan in fiscal 1999, 1998 and 1997. Under the terms of the Bonus Plan, no shares of common stock remain available to be issued. Additionally, the Company provides for the payment of bonuses in cash and/or common stock pursuant to the 1996 Employee Incentive Stock Purchase and Manager Bonus Plan (the "1996 Bonus Plan"). During fiscal 1999, 1998, and 1997, 19,417, 16,382, and 13,962 shares, respectively, were issued under the 1996 Bonus Plan, at a weighted average fair value of $6.82, $6.38, and $6.27, respectively. Under the terms of this plan, up to 43,837 shares of common stock remain available to be issued at one-half of the fair market value of the shares at the date of the award. During 1999, 1998 and 1997, the Company recognized compensation expense of $132,521, $104,520 and $87,583, respectively, related to the granting of shares under these plans at less than fair market value at the date of grant.

The following summarizes the stock option transactions from October 27, 1996 through October 31, 1999:

                                                      WEIGHTED
                                                       AVERAGE
                                  NUMBER OF           EXERCISE
                                    OPTIONS              PRICE
--------------------------------------------------------------
Balance, October 27, 1996           587,550              $7.21
Granted                             187,000               6.50
Exercised                           (90,425)              4.09
Cancelled                           (66,925)              8.25
                                    -------              -----

Balance, October 26, 1997           617,200               7.34
Granted                             195,000               6.24
Exercised                           (24,750)              4.70
Cancelled                           (34,400)              6.68
                                    -------              -----

Balance, October 25, 1998           753,050               7.20
Granted                              71,000               7.29
Exercised                            (3,800)              6.35
Cancelled                           (55,600)              6.97
                                    -------              -----

Balance, October 31, 1999           764,650              $7.22
                                    =======              =====


At October 31, 1999, October 25, 1998 and October 26, 1997 options exercisable under the Company's stock option plans totaled 555,050, 485,950 and 340,000, respectively, and had a weighted average option price per share of $7.44, $7.44 and $7.47, respectively. Exercise prices for options totaling 103,000 and 661,650 at October 31, 1999 ranged from $9.00 to $11.00 and $5.94 to $8.18, respectively. The weighted average contractual life of these options is 4.4 and
3.5 years, respectively. At October 31, 1999, 103,000 and 452,050 shares are exercisable at a weighted average exercise price of $9.80 and $6.90, respectively.

The 1992 and 1996 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. No such options were exercised in fiscal 1999, 1998 or 1997. During fiscal 1999 and 1998 the Company repurchased 27,632 and 35,303 shares of common stock from certain officers at a cost of $210,693 and $273,599, respectively.

Max & Erma's Restaurants, Inc.         18

SFAS No. 123 "Accounting for Stock-Based Compensation" defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees" but are required to disclose in a note to the financial statements pro-forma net income and earnings per share as if the Company had applied the new method of accounting. The Company applies APB No. 25 in accounting for its stock-based compensation plans. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, for options granted in fiscal 1996 through 1999, net income and earnings per share would have been as follows:

                                                   1999                    1998                   1997
------------------------------------------------------------------------------------------------------
Net Income (Loss):
   As reported                              $   140,759           $   2,337,488          $   2,224,751
                                            ===========           =============          =============
   Pro forma                                $  (115,342)          $   2,022,608          $   1,787,650
                                            ===========           =============          =============
Basic Earnings (Loss) per share:
   As reported                              $      0.04           $        0.56          $        0.53
                                            ===========           =============          =============
   Pro forma                                $     (0.03)          $        0.48          $        0.43
                                            ===========           =============          =============
Diluted Earnings (Loss) per share:
   As reported                              $      0.04           $        0.55          $        0.53
                                            ===========           =============          =============
   Pro forma                                $     (0.03)          $        0.48          $        0.43
                                            ===========           =============          =============


The following weighted average assumptions were used in the option pricing model: a risk free interest rate of 6.21% 4.76% and 6.0% for 1999, 1998 and 1997, respectively; an expected life of the options of five to six years; no expected dividend yield and a volatility factor of 30.5%, 37.2% and 25.2% in 1999, 1998 and 1997, respectively. The weighted average per share fair value of the options granted in 1999, 1998 and 1997 was $2.98, $2.75 and $2.48, respectively.

Due to the inclusion of only 1996 through 1999 option grants, the effects of applying SFAS No. 123 may not be representative of the pro forma impact in future years.

7. EMPLOYEE BENEFIT PLANS

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

Total expense for these plans for 1999, 1998 and 1997 was approximately $206,000, $159,000 and $130,000, respectively.

8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and equivalents, receivables, accounts and construction payables, and accrued liabilities at October 31, 1999 and October 25, 1998 approximate their fair value due to the short-term maturities of these items.

The carrying amount of the Company's long-term debt approximated its fair value at October 31, 1999. The estimated fair value of the Company's long-term debt was approximately $14,017,000 as compared to the carrying amount of $14,282,131 at October 25, 1998. The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues of the subordinated debentures and the current interest rates offered for debt of the same remaining maturities.

9. LOSS ON DISPOSITION OF ASSETS

During fiscal 1999, the Company recorded a $2,000,000 loss on the closing and/or sale of its three Ironwood Cafe restaurants. A $700,000 loss was recorded in the second quarter related to the closing of the original Columbus, Ohio restaurant. In the fourth quarter the Company recorded a loss of $1,300,000 related to the closing of the remaining two restaurants which will close or be sold in the first quarter of fiscal 2000. The $1,300,000 expense principally consists of impairment of property costs associated with such restaurants which never achieved profitable sales levels and, accordingly, is included in accumulated depreciation and amortization of property at October 31, 1999. During fiscal 1999 and 1998 the Ironwood Cafe restaurants recorded operating losses, excluding the above mentioned provisions, of approximately $468,000 and $315,000, respectively.

During fiscal 1998, the Company recorded a $575,000 loss on the disposition of assets. The loss consisted of $278,000 related to the closing and relocation of the original Lexington, Kentucky restaurant, a $175,000 provision recorded in the fourth quarter, which approximates the net book value of the assets to be disposed of, for the loss on the closing of its Columbus, Ohio Convention Center restaurant which was closed in December 1998 and a $122,000 loss recorded in the fourth quarter on the sale-leaseback of five restaurants (see Note 4). During fiscal 1998, the original Lexington, Kentucky and Columbus, Ohio Convention Center restaurants recorded operating income (loss), excluding the above mentioned provisions of $8,627 and $(13,545), respectively.


                                       19         Max & Erma's Restaurants, Inc.

                          INDEPENDENT AUDITOR'S REPORT

TO THE STOCKHOLDERS AND DIRECTORS OF MAX & ERMA'S RESTAURANTS, INC.:

We have audited the accompanying consolidated balance sheets of Max & Erma's Restaurants, Inc. and subsidiaries as of October 31, 1999 and October 25, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. and subsidiaries at October 31, 1999 and October 25, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1999 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for preopening costs in 1999.


/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
December 10, 1999



                       MAX & ERMA'S OFFICERS AND DIRECTORS

WILLIAM E. ARTHUR, Director, Partner, Porter, Wright, Morris & Arthur TODD B. BARNUM, Chairman of the Board, Chief Executive Officer, President and Director ROGER D. BLACKWELL, Director, Professor of Marketing, The Ohio State University BONNIE J. BRANNIGAN, Vice President of Marketing and Planning MARK F. EMERSON, Chief Operating Officer and Director LARRY B. FOURNIER, Vice President of Development THOMAS R. GREEN, Director, Chief Executive Officer, Lancaster Pollard & Company GREGORY L. HEYWOOD, Regional Vice President of Operations MICHAEL D. MURPHY, Director, Private Investor WILLIAM C. NIEGSCH, JR., Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director ROBERT A. ROTHMAN, Director, Managing Partner, Amusement Investment Company



Max & Erma's Restaurants, Inc.         20