Form 10-K, Exhibit 13
period 2000-10-29
MAX & ERMAS RESTAURANTS INC
filed 2001-01-24
CIK 706471

                                                                      EXHIBIT 13

                              FINANCIAL HIGHLIGHTS

                                                                            2000             1999     PERCENT CHANGE

FOR THE YEAR
Revenues .....................................................     $ 124,164,626    $ 108,639,772              +14.3%
Operating Income .............................................         2,196,239        2,331,193               -5.8%
Income (Loss) Before Income Taxes ............................          (212,395)         549,759                N/M
Income Taxes (Credit) ........................................          (440,000)        (144,000)            +205.6%
Extraordinary Loss............................................           (45,000)        (346,000)             -87.0%
Cumulative Effect of Accounting Change........................                           (207,000)
Net Income ...................................................           182,605          140,759              +29.8%
Proforma Net Income Assuming Retroactive Change...............           182,605          347,759              -47.4%
Earnings Per Share
    Extraordinary Loss........................................              (.02)            (.11)             +81.8%
    Cumulative Effect of Accounting Change....................                               (.06)
    Net Income................................................               .07              .04              +75.0%
    Proforma Net Income Assuming Retroactive Change...........               .07              .10              -30.0%
Diluted Shares Outstanding ...................................         2,628,954        3,349,819              -21.5%
Capital Expenditures .........................................     $  22,774,862    $  14,249,979              +59.8%
AT YEAR END
Total Assets .................................................     $  55,201,353    $  54,896,706                +.6%
Long-Term Obligations Less Current Maturities ................        33,474,483       33,913,675               -1.3%
Stockholders' Equity .........................................         8,169,552       10,878,440              -24.9%
Number of Restaurants ........................................                56               53               +5.7%
Number of Employees ..........................................             4,562            4,486               +1.7%
PERFORMANCE RATIOS
Restaurant Profit Margin .....................................              11.2%            11.9%
Operating Profit Margin ......................................               1.8%             2.1%
Net Profit Margin ............................................                .1%              .1%
Return on Beginning Assets ...................................                .3%              .3%
Return on Beginning Equity ...................................               1.7%              .8%

MAX & ERMA'S PURPOSE

We are here to help our guests enjoy their total dining

experience so they can't wait to come back.

CONTENTS
1  Financial Highlights             2  Letter to Shareholders     5  Selected Financial Data



6  Management's Discussion          9  Financial Statements       15 Notes to Financial Statements
   and Analysis



20 Independent Auditor's Report     21 Selected Quarterly Financial Data

                              TO OUR SHAREHOLDERS

Through Max & Erma's commitment to providing great experiences for our guests and our dedicated associates, we are happy to report that fiscal 2000 ended with record revenues and strong same store sales. The year was marked with record growth of seven company-owned units, a more aggressive franchising program and the opportunity to focus on the important details of our business. We are committed, more now than ever, to fulfilling our vision of being the Hometown Favorite, and to achieving our purpose of providing memorable, enjoyable dining experiences.

Same store sales for the year increased 3.9%, the highest same store sales increase in eleven years. Overall revenues rose 14% to a record $124.2 million for the year, up from $108.6 million during fiscal 1999. We are very encouraged by the sales generated in our older restaurants, with annual sales exceeding $2.3 million per unit for the first time ever. The newer restaurant performed even better. The eleven restaurants opened over the last two years have average annualized sales over $2.6 million, a full ten percent above chain average.

During fiscal 2000, we opened seven company-owned restaurants, a record number for Max & Erma's. We expanded our presence in the Detroit, Indianapolis, Cincinnati and Columbus markets while opening the markets of Norfolk, Virginia; Niles, Ohio; and Louisville, Kentucky. Following this year of unprecedented growth, fiscal 2001 will be just as aggressive. We will open eight company-owned restaurants in a mix of current and new markets. We will increase our presence in Pittsburgh, Louisville, Charlotte, Grand Rapids, Chicago and Cleveland. At the same time, we are finalizing negotiations to enter the Nashville market. If all goes as expected, we will open a restaurant in the Brentwood area of Nashville late in fiscal 2001.

This past year, we closed two locations that were not performing according to plan. The first, on Lake Erie in the Flats area of downtown Cleveland, was a challenge to manage, with enormous seasonal peaks and valleys to its business. We also closed our Greenville, South Carolina location due to an extremely over-built competitive situation, which never allowed us to achieve expected sales levels. Each of these restaurants reported sales of less than half of chain average. As a result of the closings, the company reported a fourth quarter pre-tax charge of $2,461,000. While the closings are costly, putting the under-performing units behind us allows us to focus on more productive opportunities.

For fiscal 2000, we achieved a net income level of $183, 000 or $.07 per diluted share outstanding. This compares to net income of $141,000 or $.04 per diluted share for 1999, a year that included a charge of $2 million related to the disposition of assets and two accounting charges. We must look more closely at these results to get an accurate picture of Max & Erma's true performance. Disregarding the closings and one-time accounting charges, Max & Erma's is operating well. Adding back the loss on disposition of assets and excluding the charges, pre-tax income and net income for 2000 would have been $2.250 million, and $1.575 million, respectively, as compared to $2.550 and $1.785 in 1999. More importantly, earnings per diluted share would have increased from $.53 in 1999 to $.63 in fiscal 2000, due to our aggressive stock buyback program.

FRANCHISING
Our franchising program is now completing its third year. It has been a productive initiative for our company. Our fifth franchise location recently opened in downtown St. Louis, Missouri. The other four locations are in Port Columbus International Airport, Cleveland Hopkins Airport and two on the Ohio Turnpike near Clyde, Ohio. The franchisee in St. Louis is slated to open three additional units over the next five years. We also recently signed two additional franchising agreements, one for the development of four restaurants in the Milwaukee-Green Bay, Wisconsin area, and the other for a site in the Dayton International Airport in Ohio.

We are actively recruiting qualified restaurant operators to join our franchising program. To approve a potential franchisee, we seek not only financial ability and operational expertise, but also a match with our culture. Both Max & Erma's and the franchisees are more successful when we align ourselves with partners who are just as committed to customer service and quality as we are. Our objective is for these partnerships to represent a win-win for our franchisees and for us. We will not compromise our company culture or high standards in the interest of aggressive franchising. We seek quality, not quantity, and have been pleased with our results.

At Max & Erma's, we realize we are only as strong as the experiences we provide our guests each day. We therefore devote continuous resources toward the ongoing improvement of the fundamental aspects of those dining experiences. We strive to offer great food and purposeful service in a comfortable atmosphere. When we do, we know we have been successful.

"OVERALL REVENUES ROSE 14% TO A RECORD $124.2 MILLION FOR THE YEAR, UP FROM $108.6 MILLION DURING FISCAL 1999."

[PHOTO]

FOOD
We are ever devoted to offering menu items that our guests crave, are unique, and provide a good value. To this end, we have strengthened our menu development process during 2000. We hold frequent tastings in our corporate office, to test appeal and fit with our concept. We have designated two of our restaurants as test locations that offer frequent "test items" and a slightly more limited menu as a laboratory for menu development. Several items have emerged successfully from this process and we are optimistic about the benefits this process will bring to our business.

SERVICE
As food is the foundation of the experience we offer, service is the complement that makes the experience memorable. We are driven to fulfill the stated purpose of our company, delivering experiences that motivate people to return to Max & Erma's. We strive each day to make it happen in each of our restaurants. Our training programs and reward systems are designed to motivate our associates accordingly. We believe that our friendly service will differentiate us from our competitors in the long run.

ATMOSPHERE
We offer a comfortable, inviting atmosphere for our guests. Customer research has shown that our guests appreciate our facility's design and comfort level. At the same time, we know that every square foot of our restaurant must contribute to a return on our investment in the building. We will therefore open a new, slightly smaller prototype building this year that balances the need for continued comfort with the goal of making all space as productive as possible. We plan to build this smaller building where the market may not necessitate a full-blown prototype, or where we cannot obtain a piece of land large enough to accommodate our current building. We will keep you posted on our results.

MARKETING
To say that our marketing strategies have changed in the past two years is an understatement. Rather than following the traditional path of mass media advertising, as our national chain competitors do, we have taken the road less traveled. In the interest of fulfilling the Hometown Favorite vision for our company, we have been positioning each Max & Erma's restaurant as the local Hometown Favorite. We frequently participate in fundraising activities for the local schools, march in parades, host special events, support local charities, coordinate food drives, and visit elementary schools, among other activities. Each year we have devoted ever more resources to community involvement, and the results are showing. Communities appreciate our support. And it shows in the highest same store sales measures we have seen in eleven years.

We close the year, enthusiastic about our future. We are focused on the fundamentals that drive our business and we have seen many payoffs. We are strong and growing, and looking forward to another prosperous year.

Sincerely,

/s/ Todd B. Barnum

Todd B. Barnum
Chairman of the Board,
Chief Executive Officer and President

                                   [PICTURE]

                            SELECTED FINANCIAL DATA

(In Thousands, except per share      October 29   October 31    October 25    October 26    October 27    October 29
and other data and ratios)                2000          1999          1998          1997          1996          1995

RESULTS OF OPERATIONS
Revenues .........................   $ 124,165     $ 108,640     $ 100,531     $  91,626     $  79,858     $  64,198
Operating Income .................       2,196         2,331         5,243         5,967         5,312         4,427
Interest Expense .................       2,293         1,672         1,839         2,704         2,060         1,208
Income (Loss) Before Income Taxes         (212)          550         3,322         3,173         3,176         3,061
Extraordinary Loss ...............         (45)         (346)
Cumulative Effect of
    Accounting Change ............                      (207)
Net Income .......................         183           141         2,337         2,225         2,161         2,139
Proforma Net Income Assuming
    Retroactive Change ...........         183           348         2,390         2,313         2,248         1,884
Depreciation and Amortization ....       5,211         4,899         5,868         5,839         5,515         4,201
EBITDA* ..........................       7,292         7,121        11,029        11,716        10,750         8,470
Capital Expenditures .............      22,775        14,250        10,016        10,381        13,898        16,191

PER DILUTED SHARE DATA
Extraordinary Loss ...............   $    (.02)    $    (.11)
Cumulative Effect of
    Accounting Change ............                      (.06)
Net Income .......................         .07     $     .04     $     .55     $     .53     $     .51     $     .50
Proforma Net Income Assuming
    Retroactive Change ...........         .07           .10           .57           .55           .53           .44
Revenues .........................       47.23         32.43         23.78         21.78         18.73         15.04
Assets ...........................       21.00         16.39         10.87         15.21         13.72         11.43
Stockholders' Equity .............        3.11          3.25          4.41          4.75          4.20          3.65
Average Shares Outstanding .......       2,629         3,350         4,226         4,206         4,264         4,268

FINANCIAL POSITION
Cash and Equivalents .............   $   2,762     $   1,319     $   2,151     $   1,149     $     927     $   1,102
Working Capital Deficit ..........      (7,404)       (6,271)       (2,632)       (4,290)       (5,067)       (3,316)
Property-Net .....................      43,654        46,841        38,097        58,084        52,715        42,502
Total Assets .....................      55,201        54,897        45,958        63,956        58,484        48,800
Long-Term Obligations
    (Less Current Maturities) ....      33,474        33,914        20,010        36,359        32,349        26,037
Stockholders' Equity .............       8,170        10,878        18,648        19,969        17,908        15,600

OTHER DATA AND RATIOS
Average Restaurant Sales .........   $   2,335     $   2,239     $   2,140     $   2,174     $   2,209     $   2,172
Company-owned Restaurants
    in Operation at Year End .....          56            53            49            44            39            33
Restaurant Profit Margin .........        11.2%         11.9%         12.3%         12.8%         13.0%         14.4%
Operating Profit Margin ..........         1.8%          2.1%          5.2%          6.5%          6.7%          6.9%
Long-Term Debt-to-Equity Ratio ...         4.1           3.1           1.1           1.8           1.8           1.7
Market Price Per Share at Year End   $    8.38     $    6.63     $    6.38     $    6.31     $    6.63     $    7.63
Price Earnings Ratio (High/Low) ..         N/M           N/M     14.8/10.7      13.9/9.4     16.2/10.8     16.8/12.0
Return on Beginning Assets .......          .3%           .3%          3.7%          3.8%          4.4%          6.6%
Return on Beginning Equity .......         1.7%           .8%         11.7%         12.4%         13.9%         15.6%

                    *EBITDA, Earnings Before Interest, Taxes, Depreciation and Amortization, is operating income plus depreciation and amortization, less minority interests in income of affiliated partnerships. EBITDA for 2000, 1999 and 1998, respectively, was reduced by a $2,461,000, $2,000,000 and $575,000 loss on disposition of assets. EBITDA is not intended to represent cash flow from operations as defined by accounting principles generally accepted in the United States of America.

                        5 Max & Erma's Restaurants, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUES
Revenues for 2000 increased $15.5 million or 14.3% from 1999. The increase was primarily a result of i) opening seven Max & Erma's restaurants during 2000, ii) the opening of four Max & Erma's restaurants during 1999, and iii) a $3.7 million or 3.9% increase in sales at restaurants opened 18 months or more. These factors offset the closing of two Max & Erma's restaurants during the fourth quarter of 2000 and one additional week in fiscal 1999. Excluding the extra week in fiscal 1999, revenues rose approximately 16.5% from 1999 to 2000.

Revenues for 1999 increased $8.1 million or 8.1% from 1998. The increase was primarily a result of i) opening four Max & Erma's restaurants during 1999, ii) opening five Max & Erma's restaurants during 1998, iii) one additional week in fiscal 1999, and iv) a $134,000 or 0.2% increase in sales at restaurants opened 18 months or more. These factors offset the closing of two Max & Erma's restaurants; one during the third quarter of 1998 and one during the first quarter of 1999.

The Company opened one Ironwood Cafe in 1998 and two Ironwood Cafes during 1999 as a test of a second concept. All three of the restaurants failed to achieve a profitable sales level. The original Ironwood Cafe closed during the second quarter of 1999. The remaining two were closed in the first quarter of 2000. The Ironwood Cafes had no significant impact on the Company's revenue growth during the periods reported and never represented more than 1% of revenues.

The increase in same-store sales of 3.9% from 1999 to 2000 was primarily a result of a 5% increase in the average per person guest check, which offset a 1% decline in customer counts. The increase in the average guest check was a result of menu price increases of approximately 3% and a generally higher average guest check at newer restaurants. Extremely harsh winter weather during the first two weeks of January 1999 for the most part offset positive same-store sales the remainder of 1999 relative to 1998. During that two-week period, same-store sales declined $650,000 or 20%, resulting in an overall increase in same-store sales of only 0.2% from 1998 to 1999. Exclusive of that two-week period, same-store sales rose $784,000 or 0.9% from 1998 to 1999.

The Company anticipates revenue growth to continue at a 15 to 20 percent rate in 2001 due to i) the planned opening of eight additional restaurants, ii) continued positive same-store sales, and iii) additional franchised restaurant openings. The Company expects to open eight restaurants during 2001, four of which were under construction at year-end. Management believes the positive same-store sales trends of the last six quarters will continue into 2001 due to the effectiveness of the Company's local store, relationship-based marketing strategy that has resulted in reduced discounting and use of mass media.

The Company also anticipates increased franchise fees and royalties in 2001. Three franchised Max & Erma's restaurants opened during 2000, two on the Ohio Turnpike and one in St. Louis, Missouri. At year-end a total of five franchised restaurants were in operation. During 2000 the Company signed a franchise agreement for four restaurants in St. Louis, the first of which opened late in the fourth quarter. Early in 2001 the Company signed a franchise agreement for four restaurants in the Milwaukee-Green Bay, Wisconsin market, one of which should open in 2001. Additionally, the Company is in the final stages of negotiating for the Dayton, Ohio airport and Sandusky, Ohio. The Company also expects these restaurants to open in 2001.

RESTAURANT OPERATING PROFIT
The following table sets forth the Company's restaurant operating profit as a percentage of revenues:

                              October 29  October 31  October 25
                                 2000        1999        1998
----------------------------------------------------------------
Revenues ....................   100.0%      100.0%      100.0%
Cost of Goods Sold ..........   (25.2)      (25.8)      (26.5)
Payroll & Benefits ..........   (32.6)      (32.0)      (31.3)
Other Operating Expenses ....   (30.3)      (29.8)      (29.2)
Preopening Costs ............   ( 0.7)       (0.5)       (0.7)
                                -----       -----       -----
Restaurant Operating Profit .    11.2%       11.9%       12.3%
                                =====       =====       =====

Cost of goods sold, as a percentage of revenues, decreased from 26.5% for 1998 to 25.8% for 1999 and to 25.2% for 2000. The decreases were generally a result of menu price increases of 2% to 3% annually over the periods reported. Additionally, produce and dairy prices declined to more normal levels in 1999 and then declined further in 2000, offsetting higher beef and pork prices in 2000.

Payroll and benefits, as a percentage of revenues, increased from 31.3% in 1998 to 32.0% in 1999 and to 32.6% in 2000. The increases were a result of continued high wage rates resulting from high demand for restaurant workers and low unemployment levels. Additionally, the opening of seven restaurants during fiscal 2000 as compared to only four during 1999 also put upward pressure on payroll and benefits, as a percentage of revenues. New restaurants typically operate with higher payroll and benefits for a period of time subsequent to opening until the restaurant's staff gains experience. The seven restaurants opened during 2000 reported a combined payroll and benefits expense of 38.7% as compared to 32.2% for restaurants opened prior to 2000.

Other operating expenses, as a percentage of revenues, increased from 29.2% for 1998 to 29.8% for 1999 and to 30.3% for 2000. The increases were a result of the increased used of sale-leaseback transactions as a method of financing restaurant development. In 1998 the Company sold and leased back 13 restaurants. An additional nine properties were sold and leased back during 2000.

                        Max & Erma's Restaurants, Inc. 6

In total the Company incurred rent of approximately $4.6 million and reduced depreciation of approximately $1.0 million as a result, for a net annual increase in other operating expenses of approximately $3.6 million. Net sale proceeds of approximately $45.4 million were used to repay borrowings associated with construction of the restaurants and to fund the Company's common stock repurchase program, resulting in annual interest savings of approximately $4.5 million. Exclusive of the effect of the sale-leaseback transactions, other operating expenses remained relatively constant over the periods reported.

Pre-opening costs, as a percentage of revenues, declined from 0.7% in 1998 to 0.5% in 1999 and then increased to 0.7% in 2000. The variation in this expense is a result of the number and timing of restaurant openings each year. The Company opened five, four and seven Max & Erma's restaurants in 1998, 1999 and 2000, respectively. At the start of 1999 the Company adopted AICPA Statement of Position 98-5, "Reporting the Costs of Start-Up Activities," which requires that pre-opening expenses be expensed as incurred rather than capitalized. Prior to adoption of the new standard, the Company amortized pre-opening expenses over a 12-month period. The decline from 1998 to 1999 was a result of the amortization during 1998 exceeding the incurred expenses for restaurants opened during 1999. The cumulative effect on prior years of the accounting change resulted in a 1999 charge of $207,000, net of tax, or $0.06 per diluted share.

LOSS ON DISPOSITION OF ASSETS
During the fourth quarter of 2000, the Company recorded a $2,461,000 loss on disposition of assets primarily related to the closing of two Max & Erma's restaurants. The restaurants located in the Flats area of Cleveland, Ohio and Greenville, South Carolina reported average sales of less than 50% of chain average in 2000 and combined operating losses of approximately $550,000. Sales and profit trends at both restaurants had been negative since the restaurants opened. The loss on disposition of assets includes the write-off of the net book value of essentially all restaurant assets and all amounts paid to landlords to obtain release from the related real estate leases.

During fiscal 1999, the Company recorded a $2,000,000 loss on the disposition of assets related to the closing of the three Ironwood Cafe restaurants. Only one of the three restaurants maintained a sales level within the targeted range. None of the three restaurants achieved profitability. The Company decided there was no expansion potential for the concept and that its resources could more effectively be used elsewhere. In addition to the loss on disposition of assets, operating losses and overhead expenses of Ironwood Cafe totaled approximately $468,000 and $315,000 in 1999 and 1998, respectively.

During fiscal 1998, the Company recorded a $575,000 loss on the disposition of assets. The loss consisted of $278,000 related to the closing and relocation of its original Lexington, Kentucky restaurant, a $175,000 provision for loss on the closing of its Columbus, Ohio Convention Center location, and a $122,000 loss on the sale-leaseback of five restaurants during the fourth quarter of 1998. The two closed restaurants reported average annual sales of $1,161,000 with no significant operating profit contribution.

INTEREST EXPENSE
Interest expense decreased 9% from $1,839,000 in 1998 to $1,672,000 in 1999 and then increased 37% to $2,293,000 in 2000.

The decrease from 1998 to 1999 was a result of two sale-leaseback transactions completed during 1998. The Company received net proceeds of $25.5 million, which was used to reduce borrowings under the Company's revolving credit line. Annual interest savings of approximately $2.2 million was partially offset by interest on borrowings to repurchase the Company's common stock. Through the end of 1999 the Company had repurchased approximately 1.5 million shares at a cost of approximately $12,000,000. During 1999, the Company also borrowed approximately $8.0 million under its credit line to redeem its outstanding convertible debentures, resulting in annual interest savings of approximately $150,000. The Company recorded an extraordinary charge in the first quarter of 1999 of approximately $346,000, net of tax ($0.11 per diluted share), related to the early extinguishment of debt.

The increase from 1999 to 2000 was a result of additional borrowings for the repurchase of common stock and higher interest rates. The Company repurchased approximately 424,000 shares of its common stock during 2000 at a cost of $3,578,000. Interest rates on the Company's revolving credit line increased approximately 1.25 percentage points from 1999 to 2000. During 2000, the Company completed three sale-leaseback transactions involving nine properties. Net proceeds of approximately $19.8 million were used to pay off a $5.2 million mortgage loan on four older properties and fund the development costs of the five new properties.

During 1998 and 1999, interest rates were relatively stable and ranged from 8.25% to 9.0%. During fiscal 2000, interest rates under the Company's revolving credit line increased gradually from 8.75% at the start of the year to 10.25% at October 29, 2000. The Company capitalized $177,000, $285,000 and $654,000 of construction period interest during 1998, 1999 and 2000, respectively.

INCOME TAXES
The Company's effective tax rate was approximately 30% in 1998. During 1999 and 2000, the Company reported income tax credits of $144,000 and $440,000, respectively. The credits are primarily associated with the FICA tax on tips credit. At historical levels of pre-tax income, these credits have generally served to reduce the Company's effective tax rate to approximately 30%.

                        7 Max & Erma's Restaurants, Inc.

LIQUIDITY AND CAPITAL RESOURCES
The Company's working capital ratio increased from .4 to 1 at October 31, 1999 to .5 to 1 at October 29, 2000. Historically the Company has been able to operate with a working capital deficiency because i) restaurant operations are primarily conducted on a cash basis, ii) high turnover (about once every 10 days) permits limited investment in inventory, and iii) trade payables for food purchases usually become due after receipt of cash from the related sales.

During 2000, the Company expended approximately $22,775,000 for property additions, $59,257,000 to reduce long-term obligations, $3,578,000 to repurchase approximately 424,000 shares of its common stock, and increased cash $1,443,000. Funds for such expenditures were provided primarily by $59,359,000 from proceeds of long-term obligations, $20,396,000 from the sale of restaurant real estate and $7,475,000 from operations. The Company routinely draws down and repays its revolving credit line, the gross amounts of which are included in the above numbers.

At October 29, 2000, the Company was committed to the opening of eight Max & Erma's restaurants during fiscal 2001. Four restaurants were under construction at October 29, 2000, three of which opened early in 2001. The fourth is expected to open during the second quarter of 2001. At October 29, 2000 two other sites were either owned or under contract to purchase and four additional sites had been approved and were in some stage of negotiations.

Funding for new restaurants is expected to be provided by cash flow from operations, the sale-leaseback of real estate, equipment leasing and the Company's revolving credit line. At October 29, 2000, the Company had approximately $22.0 million available through January 2, 2002 under a sale-leaseback commitment for 10 properties, $3.4 million under equipment lease commitments and $11.5 million under its $40.0 million revolving credit line. Early in the first quarter of 2001, $22.4 million of the outstanding balance under the credit line converted to a 7-year term loan, with 28 quarterly principal payments of $800,000 beginning January 31, 2001. The remaining $17.6 million will be available on a revolving basis through October 31, 2001, at which time the outstanding balance converts to a 6-year term loan with equal quarterly principal payments beginning January 31, 2002.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS
In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency dominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. The Company has appointed a team to implement SFAS 133 for the Company. This team has been implementing an SFAS 133 compliant risk management information system, educating both financial and non-financial personnel, inventorying embedded derivatives and addressing various other SFAS 133-related issues. The Company adopted SFAS 133 and the corresponding amendments under SFAS 138 on October 30, 2000. SFAS 133, as amended by SFAS 138, is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

SAFE HARBOR STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995
This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "plan," "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Forward-looking statements in this MD&A include statements regarding anticipated revenue growth from the opening of new restaurants and same-store sales (paragraph 5), increased franchise fees and royalties and the opening of franchised restaurants (paragraph 6), the realization of interest savings (paragraph 16) and the opening and financing of additional Max & Erma's restaurants (paragraphs 22 and 23).

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

                        Max & Erma's Restaurants, Inc. 8

                          CONSOLIDATED BALANCE SHEETS

                                                                                       October 29        October 31
                                                                                             2000              1999
ASSETS
CURRENT ASSETS:
Cash and equivalents ...........................................................     $  2,761,842      $  1,318,944
Receivables:
   Trade and other .............................................................          316,483           207,376
   Equipment deposits ..........................................................          411,585           124,928
                                                                                     ------------      ------------
     TOTAL RECEIVABLES .........................................................          728,068           332,304
Inventories ....................................................................          968,118           929,364
Supplies .......................................................................          217,158           222,187
PREPAID EXPENSES:
   Income taxes ................................................................          955,380           386,581
   Insurance ...................................................................           41,934            66,767
   Other .......................................................................          231,112           127,047
                                                                                     ------------      ------------
     Total prepaid expenses ....................................................        1,228,426           580,395
Deferred income taxes ..........................................................          250,000           450,000
                                                                                     ------------      ------------
     TOTAL CURRENT ASSETS ......................................................        6,153,612         3,833,194

PROPERTY-AT COST:
Land and buildings .............................................................       18,704,495        28,897,922
Leasehold improvements .........................................................       25,742,536        24,079,005
Equipment and fixtures .........................................................       18,636,803        18,563,845
Construction in progress .......................................................        5,173,598         1,787,278
                                                                                     ------------      ------------
   Total .......................................................................       68,257,432        73,328,050
Less accumulated depreciation and amortization .................................       24,603,882        26,486,963
                                                                                     ------------      ------------
     PROPERTY-NET ..............................................................       43,653,550        46,841,087

OTHER ASSETS:
Goodwill (less accumulated amortization, 2000-$832,592; 1999-$806,144) .........           93,110           133,388
Deferred costs (less accumulated amortization, 2000-$60,763; 1999-$37,931) .....          592,017         1,029,818
Deferred income taxes ..........................................................        3,318,000         1,976,000
Miscellaneous (less accumulated amortization, 2000-$168,581; 1999-$127,702) ....        1,391,064         1,083,219
                                                                                     ------------      ------------
     TOTAL OTHER ASSETS ........................................................        5,394,191         4,222,425
                                                                                     ------------      ------------

Total ..........................................................................     $ 55,201,353      $ 54,896,706
                                                                                     ------------      ------------

See notes to consolidated financial statements.


                        9 Max & Erma's Restaurants, Inc.

                          CONSOLIDATED BALANCE SHEETS

                                                                                      October 29       October 31
                                                                                            2000             1999

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term obligations ...................................      $ 2,591,331      $   736,475
Accounts payable ..............................................................        2,979,247        3,331,951
Construction payables .........................................................        2,484,455        2,070,464
Accrued liabilities:
   Payroll and related taxes ..................................................        2,226,319        1,209,867
   Taxes, other than income taxes .............................................        1,389,887        1,417,484
   Utilities ..................................................................          519,815          526,502
   Other ......................................................................        1,366,264          811,848
                                                                                     -----------      -----------
     Total accrued liabilities ................................................        5,502,285        3,965,701
                                                                                     -----------      -----------
     TOTAL CURRENT LIABILITIES ................................................       13,557,318       10,104,591

LONG-TERM OBLIGATIONS-
   Less current maturities ....................................................       33,474,483       33,913,675

COMMITMENTS AND CONTINGENCIES (Notes 1, 3, 4 and 7)

STOCKHOLDERS' EQUITY:
   Preferred stock- $.10 par value; authorized 500,000 shares, none outstanding
   Common stock- $.10 par value; authorized 10,000,000 shares; issued and outstanding:
     2000-2,409,403 shares; 1999-2,746,737 shares .............................          240,940          274,674
   Retained earnings ..........................................................        7,928,612       10,603,766
                                                                                     -----------      -----------
     TOTAL STOCKHOLDERS' EQUITY ...............................................        8,169,552       10,878,440
                                                                                     -----------      -----------

TOTAL .........................................................................      $55,201,353      $54,896,706
                                                                                     -----------      -----------

See notes to consolidated financial statements.

                        Max & Erma's Restaurants, Inc. 10

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                   YEAR ENDED

                                                                      October 29       October 31        October 25
                                                                 (52 weeks) 2000  (53 weeks) 1999   (52 weeks) 1998

REVENUES .....................................................      $124,164,626     $108,639,772      $100,530,584
                                                                    ------------     ------------      ------------

OPERATING EXPENSES:
Cost of goods sold ...........................................        31,228,909       28,035,861        26,626,172
Payroll and benefits .........................................        40,446,043       34,808,482        31,478,566
Other operating expenses .....................................        37,683,846       32,369,479        29,298,904
Administrative expenses ......................................         9,284,870        8,560,018         6,590,443
Preopening costs .............................................           863,719          534,739           718,327
Loss on disposition of assets ................................         2,461,000        2,000,000           575,000
                                                                    ------------     ------------      ------------
   TOTAL OPERATING EXPENSES ..................................       121,968,387      106,308,579        95,287,412
                                                                    ------------     ------------      ------------

OPERATING INCOME .............................................         2,196,239        2,331,193         5,243,172

INTEREST EXPENSE .............................................         2,293,125        1,671,969         1,838,608

MINORITY INTERESTS IN INCOME OF
   AFFILIATED PARTNERSHIPS ...................................           115,509          109,465            82,076
                                                                    ------------     ------------      ------------

INCOME (LOSS) BEFORE INCOME TAXES ............................          (212,395)         549,759         3,322,488
                                                                    ------------     ------------      ------------

INCOME TAXES:
State and local
   Current ...................................................            15,000           52,000           235,000
   Deferred (credit) .........................................           (30,000)
Federal
   Current ...................................................           570,000          842,000         1,423,000
   Deferred (credit) .........................................          (995,000)      (1,038,000)        ( 673,000)
                                                                    ------------     ------------      ------------
     TOTAL INCOME TAXES (CREDIT) .............................          (440,000)        (144,000)          985,000
                                                                    ------------     ------------      ------------

INCOME BEFORE EXTRAORDINARY ITEM
   AND CHANGE IN ACCOUNTING PRINCIPLE ........................      $    227,605     $    693,759      $  2,337,488

EXTRAORDINARY LOSS
   (net of tax benefits of $28,000 and $240,000, respectively)           (45,000)        (346,000)

CUMULATIVE EFFECT ON PRIOR YEARS OF CHANGE
   IN ACCOUNTING PRINCIPLE
   (net of tax benefit of $133,000) ..........................                           (207,000)
                                                                    ------------     ------------      ------------

NET INCOME ...................................................      $    182,605     $    140,759      $  2,337,488
                                                                    ------------     ------------      ------------


See notes to consolidated financial statements.

                        11 Max & Erma's Restaurants, Inc.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                      YEAR ENDED

                                                                     October 29         October 31          October 25
                                                                (52 weeks) 2000    (53 weeks) 1999     (52 weeks) 1998

INCOME PER SHARE BEFORE EXTRAORDINARY LOSS
  AND CHANGE IN ACCOUNTING PRINCIPLE:
Basic ........................................................      $       .09         $      .21        $        .56
                                                                    -----------         ----------        ------------
Diluted ......................................................      $       .09         $      .21        $        .55
                                                                    -----------         ----------        ------------

EXTRAORDINARY LOSS PER SHARE:
Basic and Diluted ............................................      $      (.02)  )     $     (.11)
                                                                    -----------         ----------

CHANGE IN ACCOUNTING PRINCIPLE PER SHARE:
Basic and Diluted ............................................                          $     (.06)
                                                                                        ----------
NET INCOME PER SHARE:
Basic ........................................................      $       .07         $      .04        $        .56
                                                                    -----------         ----------        ------------
Diluted ......................................................      $       .07         $      .04        $        .55
                                                                    -----------         ----------        ------------

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic ........................................................        2,525,816          3,296,659           4,207,137
                                                                    -----------         ----------        ------------
Diluted ......................................................        2,628,954          3,349,819           4,226,213
                                                                    -----------         ----------        ------------

PRO FORMA AMOUNTS ASSUMING
  RETROACTIVE APPLICATION OF CHANGE IN
  ACCOUNTING PRINCIPLE:
Income before extraordinary item .............................                          $  693,759        $  2,391,747
                                                                                        ----------        ------------
Basic earnings per share .....................................                          $      .21        $        .57
                                                                                        ----------        ------------
Diluted earnings per share ...................................                          $      .21        $        .57
                                                                                        ----------        ------------

Net Income ...................................................                          $  347,759        $  2,391,747
                                                                                        ----------        ------------

Basic earnings per share .....................................                          $      .11        $        .57
                                                                                        ----------        ------------

Diluted earnings per share ...................................                          $      .10        $        .57
                                                                                        ----------        ------------



See notes to consolidated financial statements.

                        Max & Erma's Restaurants, Inc. 12

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                                                  COMMON STOCK           ADDITIONAL        RETAINED
                                             SHARES          AMOUNT         CAPITAL        EARNINGS        TOTAL

BALANCE, OCTOBER 26, 1997                 4,231,113     $   423,111    $ 11,268,830   $   8,277,537    $ 19,969,478
Issuance of stock through
   option and bonus plans,
   including $41,191 related
   tax benefit                               41,144           4,114         295,414                         299,528
Shares repurchased                         (499,869)        (49,986)     (3,908,945)                     (3,958,931)
Net income                                                                                2,337,488       2,337,488
                                          ---------     -----------   -------------   -------------    ------------

BALANCE, OCTOBER 25, 1998                 3,772,388         377,239       7,655,299      10,615,025      18,647,563
Issuance of stock through
   option and bonus plans,
   including $27,137 related
   tax benefit                               23,217           2,322         181,486                         183,808
Shares repurchased                       (1,048,868)       (104,887)     (7,836,785)       (152,018)     (8,093,690)
Net income                                                                                  140,759         140,759
                                          ---------     -----------   -------------   -------------    ------------

BALANCE, OCTOBER 31, 1999                 2,746,737         274,674                      10,603,766      10,878,440
Issuance of stock through
   option and bonus plans                    86,632           8,663         641,304                         649,967
Shares repurchased                         (423,966)        (42,397)       (641,304)     (2,857,759)     (3,541,460)
Net income                                                                                  182,605         182,605
                                          ---------     -----------   -------------   -------------    ------------

BALANCE, OCTOBER 29, 2000                 2,409,403     $   240,940   $               $   7,928,612    $  8,169,552
                                          ---------     -----------   -------------   -------------    ------------



See notes to consolidated financial statements.


                       13 Max & Erma's Restaurants, Inc.

                            STATEMENTS OF CASH FLOWS

                                                                        October 29         October 31         October 25
                                                                   (52 weeks) 2000    (53 weeks) 1999    (52 weeks) 1998

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .....................................................      $    182,605       $    140,759       $  2,337,488
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization ...............................         5,211,193          4,899,099          5,868,472
   Deferred income tax credit ..................................        (1,025,000)        (1,038,000)          (673,000)
   Accretion of deferred sale/leaseback gain ...................          (111,216)           (77,350)           (65,324)
   Minority interests in income of Affiliated Partnerships .....           115,509            109,465             82,076
   Loss on disposition of assets ...............................         2,461,000          2,000,000            575,000
   Loss on property disposals ..................................           (41,289)           160,522            111,084
   Issuance of common stock as compensation
     through manager bonus plan ................................           303,223            132,521            104,520
   Extraordinary item ..........................................            45,000            346,000
   Cumulative effect of change in accounting principle .........                              207,000
   Changes in assets and liabilities:
     Receivables, inventories, supplies and prepaids ...........        (1,077,523)           116,227           (467,356)
     Capitalized preopening costs ..............................                                                (638,259)
     Other assets ..............................................           272,836           (668,684)             4,689
     Accounts payable, accrued and other liabilities ...........         1,138,799          2,012,532          1,321,212
                                                                      ------------       ------------       ------------
       NET CASH PROVIDED BY OPERATING ACTIVITIES ...............         7,475,137          8,340,091          8,560,602
                                                                      ------------       ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions .............................................       (22,774,862)       (14,249,979)       (10,015,912)
Construction costs reimbursed ..................................                               75,717             57,283
Collections (additions) of (to) other assets ...................          (331,171)          (213,755)          (153,285)
Proceeds from the sale of property .............................        20,395,786             16,351         25,535,856
                                                                      ------------       ------------       ------------
       NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES .....        (2,710,247)       (14,371,666)        15,423,942
                                                                      ------------       ------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term obligations .................       (59,257,303)       (43,334,748)       (59,879,928)
Proceeds from long-term obligations ............................        59,358,707         56,824,743         40,867,040
Debt issue costs ...............................................          (113,168)          (125,000)           (25,000)
Proceeds from exercise of stock options ........................           383,400             24,149            116,417
Distributions to minority interests in Affiliated Partnerships .          (115,509)           (96,258)          (102,301)
Cash paid for purchase of common stock .........................        (3,578,119)        (8,093,690)        (3,958,931)
                                                                      ------------       ------------       ------------
       NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES .....        (3,321,992)         5,199,196        (22,982,703)
                                                                      ------------       ------------       ------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS ................         1,442,898           (832,379)         1,001,841

CASH AND EQUIVALENTS AT BEGINNING OF YEAR ......................         1,318,944          2,151,323          1,149,482
                                                                      ------------       ------------       ------------

CASH AND EQUIVALENTS AT END OF YEAR ............................      $  2,761,842       $  1,318,944       $  2,151,323
                                                                      ------------       ------------       ------------

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
   Interest-net of $654,394, $285,005, and $176,816
   capitalized in 2000, 1999 and 1998 ..........................      $  1,638,975       $  1,386,965       $  1,769,440
   Income taxes ................................................         1,232,302            834,446          1,868,223
Noncash activities:
   Property additions financed by capital leases ...............                                                  51,002
   Property additions financed by construction payables ........         2,484,455          2,070,464            778,685
   Stock options issued for property additions .................                                                  37,400
   Deferred gain from sale/leaseback of property ...............           978,344                             1,547,004

See notes to consolidated financial statements.



                       Max & Erma's Restaurants, Inc. 14

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 29, 2000,
OCTOBER 31, 1999 AND OCTOBER 25, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS - Max & Erma's Restaurants, Inc. and subsidiaries (the "Company") owns and operates restaurants under the trade name "Max & Erma's - Neighborhood Gathering Place." At October 29, 2000, there are 56 Max & Erma's restaurants in operation (53 at October 31, 1999) (principally located in the Midwestern United States) and 5 under construction in Kentucky, Michigan, North Carolina and Michigan. The Company owns all of the restaurants, except for one that is owned by a separate limited partnership ("Affiliated Partnership") in which the Company is the controlling general partner (two in fiscal 1998). Additionally, five restaurants are franchised to unrelated parties. See Note 9 regarding the Company's operation of Ironwood Cafes.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and the Affiliated Partnerships and Ironwood Cafe LLC (see Note 9). All significant intercompany transactions and balances have been eliminated.

CASH AND EQUIVALENTS - The Company considers all checking accounts, cash funds and highly liquid debt instruments with a maturity of less than three months at the date of purchase to be cash equivalents. All cash is principally on deposit with four banks.

INVENTORIES - Inventories are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market, and consist of food and beverages.

PREOPENING COSTS - Prior to fiscal 1999, restaurant preopening costs, which consist of hiring, training and certain other incremental direct costs of opening restaurants, were accumulated and amortized from the opening date of the restaurant over a one-year period. In fiscal 1999 the Company expensed such capitalized costs as a cumulative effect of a change in accounting principle in the amount of $207,000, net of tax ($.06 per basic and diluted share) in accordance with Statement of Position No. 98-5 "Reporting on the Costs of Start-Up Activities." Such costs are now currently expensed as incurred.

DEPRECIATION AND AMORTIZATION OF PROPERTY - Depreciation and amortization of property are computed generally using the straight-line method based on the estimated useful lives of the assets or the terms of the leases as follows:

                                                      Years
-------------------------------------------------------------
Buildings ...........................................15 to 30
Leasehold improvements ..............................10 to 15
Equipment and fixtures ...............................3 to 15

INTANGIBLES - Goodwill is amortized over 16-1/2 to 20 years which are the terms of the related restaurant leases, including renewal options. Deferred costs principally include debt issuance costs that relate to various debt agreements and are being amortized over the terms of the agreements. Miscellaneous assets principally consist of liquor license costs which are being amortized over 40 years.

ASSET IMPAIRMENTS - Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether property and equipment, goodwill, and other intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows. See Note 9 regarding provision for impairment of assets at October 29, 2000.

ADVERTISING - The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was $2,478,000, $2,532,000, and $2,289,000 for fiscal 2000, 1999 and
1998, respectively.

CONTINGENT RENT - The Company expenses contingent rent based on gross sales on a quarterly basis.

INCOME TAXES - The Company is subject to federal, state, and local income taxes. Income taxes are provided for all taxable items included in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

NET INCOME PER SHARE - Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and stock options outstanding during the years presented, adjusted for the dilutive effect, if any, of the convertible debentures. The assumed conversion of the convertible debentures had no impact on net income per share.

SEGMENT - The Company presently operates in one segment as determined in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."

FISCAL YEAR-END - The Company, its subsidiary and its Affiliated Partnerships each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal years 2000 and 1998 each contained 52 weeks, while fiscal 1999 contained 53 weeks.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these amounts.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. This Statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are



                       15 Max & Erma's Restaurants, Inc.

met. In June 2000, the FASB issued SFAS No. 138, which amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation. The amendment included expanding the normal purchase and sale exemption for supply contracts, permitting the offsetting of certain intercompany foreign currency derivatives and thus reducing the number of third party derivatives, permitting hedge accounting for foreign-currency denominated assets and liabilities, and redefining interest rate risk to reduce sources of ineffectiveness. The Company has appointed a team to implement SFAS No. 133 for the Company. This team has been implementing an SFAS No. 133 compliant risk management information system, educating both financial and non-financial personnel, inventorying embedded derivatives and addressing various other SFAS No. 133-related issues. The Company adopted SFAS No. 133 and the corresponding amendments under SFAS No. 138 on October 30, 2000. SFAS No. 133, as amended by SFAS No. 138, is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

2. OWNERSHIP OF RESTAURANTS BY AFFILIATED PARTNERSHIPS

One of the restaurants is owned by Affiliated Partnerships in which the Company is the general partner (two in 1998). One of the restaurants was closed in December 1998 (see Note 9). As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnerships. During fiscal 2000, 1999 and 1998 the Company's share of the remaining partnership's profits and losses was approximately 60%. In 1999 and 1998, the Company's share of the previous partnership profits and losses was approximately 40%. At October 29, 2000 no amounts were due to Affiliated Partners.

3. LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

                                    October 29,  October 31,
                                           2000         1999
------------------------------------------------------------
Debt:
Revolving credit agreement..........$28,537,142  $23,108,177
8.32% mortgage loan ................               5,181,604
                                    ------------ ------------
   TOTAL DEBT ...................... 28,537,142   28,289,781
Deferred gain on sale-leaseback ....  2,213,943    1,346,815
Capital leases (Note 4) ............  1,339,479    1,485,436
Accrued rent (Note 4) ..............  3,975,250    3,528,118
                                    ------------ ------------
   Total long-term obligations ..... 36,065,814   34,650,150
Less current maturities ............  2,591,331      736,475
                                    ------------ ------------
   TOTAL LONG-TERM OBLIGATIONS-
   LESS CURRENT MATURITIES .........$33,474,483  $33,913,675
                                    ------------ ------------

The Company's revolving credit agreement with a bank, as amended, permits it to borrow the lesser of $40,000,000 (the "Baseline Commitment") or the Residual Commitment (the "Secondary Term Loan"), equal to the Baseline Commitment less amounts outstanding under the Baseline Commitment as of October 31, 2000 (the "Initial Term Loan"). Amounts outstanding under the Baseline Commitment as of October 31, 2000 (referred to as the Initial Term Loan) are payable in quarterly installments of principal and interest commencing January 31, 2001 through October 31, 2007. Amounts outstanding under the Secondary Term Loan are equal to the Baseline Commitment less the Initial Term Loan. Amounts outstanding under the Secondary Term Loan are payable in 24 quarterly installments of principal and interest commencing January 31, 2002 through October 31, 2007. Each loan bears interest at a fluctuating quarterly rate based upon the prime or LIBOR rate determined by the ratio of the Indebtedness of the Company to EBITDA of the Company (10.25% rate at October 29, 2000). The agreement required the Company to enter into a $20,000,000 interest rate protection agreement in fiscal 2000. The Company must pay a quarterly commitment fee on the unused portion of the commitment and an annual agency fee. Substantially all of the Company's assets collateralize the credit agreement. Covenants of the revolving credit agreement require the Company to maintain certain financial ratios. At October 29, 2000 the Company was not in compliance with certain of the financial covenants. The Company received waivers for these violations and is currently working with the banks to revise these covenants.

In August 1994, the Company issued $10,384,000 of unsecured 8% convertible subordinated debentures due in 2004. In November 1998, the Company redeemed the $8,842,000 outstanding debentures by utilizing approximately $9,000,000 of borrowings under its bank credit agreement and recognized an extraordinary charge against income of $346,000, net of tax of $240,000 ($.11 per basic and diluted share) related to the write-off of unamortized debt issuance costs.

In March 1996 the Company obtained a $6 million mortgage loan bearing interest at 8.32% and payable in monthly installments of $58,453 (principal and interest) to 2011. In January 2000, the Company paid off the outstanding balance of the loan and recognized an extraordinary charge against income of $45,000, net of tax of $28,000 ($.02 per basic and diluted share) related to the write-off of unamortized loan fees.

Future maturities of long-term debt obligations at October 29, 2000 are as follows (see Note 4 for maturities of other long-term obligations):

YEAR ENDING IN OCTOBER
-------------------------------------------------------------
2001 .............................................$ 2,400,000
2002 .............................................  3,967,143
2003 .............................................  4,222,857
2004 .............................................  4,222,857
2005 .............................................  4,222,857
Thereafter .......................................  9,501,428
                                                  -----------
   TOTAL .........................................$28,537,142
                                                  -----------

4. LEASES

The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from five to thirty years and expire between 2001 and 2025. The leases include renewal options for five to twenty additional years. Several leases provide for rent either solely or in addition to specified minimum amounts based on percentages of the restaurant's annual gross revenue, as defined. The Company is also obligated to pay certain real estate


                       Max & Erma's Restaurants, Inc. 16
taxes, insurance, common area charges and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment and fixtures. Two of the leases contain purchase options at fair market value.

The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from three to seven years and expire through 2003. The Company is required to pay certain taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

The following is a summary of property under capital leases included in the accompanying consolidated balance sheets:

                                    OCTOBER 29,   OCTOBER 31,
                                           2000          1999
-------------------------------------------------------------
ASSET DESCRIPTION
Buildings ............................ $1,045,000  $1,045,000
Equipment and fixtures ...............    922,144   2,056,131
                                       ----------  ----------
   TOTAL .............................  1,967,144   3,101,131
Less accumulated depreciation.........  1,254,473   2,051,318
                                       ----------  ----------
   NET ............................... $  712,671  $1,049,813
                                       ----------  ----------

Future minimum lease payments under the capital leases and the present value of such payments at October 29, 2000 are as follows:

FISCAL YEAR:
-------------------------------------------------------------
2001 ............................................. $  306,372
2002 .............................................    280,848
2003 .............................................    232,320
2004 .............................................    207,264
2005 .............................................     90,000
Thereafter .......................................    345,000
                                                   ----------
   TOTAL MINIMUM LEASE PAYMENTS ..................  1,461,804
Less amount representing interest.................    122,325
                                                   ----------
Present value of minimum lease payments...........  1,339,479
Less current maturities...........................    191,331
                                                   ----------
   TOTAL OBLIGATIONS UNDER CAPITAL LEASES-
   LESS CURRENT MATURITIES........................ $1,148,148
                                                   ----------

At October 29, 2000, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:

FISCAL YEAR:
------------------------------------------------------------
2001 ...........................................$ 10,125,619
2002 ...........................................   9,949,924
2003 ...........................................   9,242,891
2004............................................   8,916,390
2005 ...........................................   8,329,676
Thereafter .....................................  89,646,897
                                                ------------
   TOTAL .......................................$136,211,397
                                                ------------

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

In fiscal 2000, the Company entered into three sale-leaseback transactions with regard to the land, buildings, fixtures and improvements at nine restaurant sites whereby the Company leases back the restaurant sites under operating leases over a twenty-year period. The transactions resulted in a deferred gain of $978,000. The deferred gain is being accreted to income as a reduction of rent expense over the twenty-year lease terms. The base annual rents of two of the leases will be adjusted by the lesser of 5.0% or seven times the average increase in the USCPI during the previous two years. The base annual rents of four of the leases will be adjusted by the lesser of 5.0% or seven times the average increase in the USCPI during the previous five years. The base annual rents of three of the leases will be adjusted by 7.50%. The Company will receive a Rent Refund related to these three leases to the extent the base annual rent increase exceeds 2.1 times the USCPI.

In fiscal 1998 the Company entered into a sale-leaseback transaction with regard to the land, buildings, fixtures and improvements at eight restaurant sites whereby the Company leases back the restaurant sites under operating leases over a twenty-year period. The transaction resulted in a deferred gain of approximately $1,547,000 which is being accreted to income as a reduction of rent expense over the twenty-year lease term. Also in fiscal 1998, the Company entered into a sale-leaseback transaction with regard to the land, buildings, fixtures and improvements at five restaurant sites whereby the Company leases back the restaurant sites under operating leases over a twenty-year period. The transaction resulted in a loss on disposition of assets of $122,000 (see Note
9). The base annual rents under all such leases will be adjusted to the current ten year Treasury Note rate in effect on the tenth anniversary of the closings, plus 3.35%. Also, the Company will pay additional rent beginning in the third year of the leases, adjusted every two years thereafter, equal to the product of the base rent then in effect and the lesser of 4.5% or three times the average increase in the USCPI during the previous two years.

At October 29, 2000, the Company has unused equipment lease commitments totaling $3,400,000, generally expiring in one year.

Rent expense, including common area charges but excluding taxes, insurance and other expenses related to all operating leases, consists of the following:

                                   2000       1999      1998
-----------------------------------------------------------------
MINIMUM RENT:............... $10,038,829  $ 8,063,362  $6,457,809
CONTINGENT RENT BASED ON:
   Percentage of gross
     revenue................      89,514       82,131     136,464
                             -----------  -----------  ----------
   TOTAL.................... $10,128,343  $ 8,145,493  $6,594,273
                             -----------  -----------  ----------

Rent expense in 1999 and 1998 included amounts paid to related parties of $149,921 and $145,913, respectively. The Company also has agreements with a partnership in which an outside director of the Company is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain

                       17 Max & Erma's Restaurants, Inc.

restaurants. Under the agreements, the Company has received games revenue averaging approximately $133,000 per year over the last three years.

5. INCOME TAXES

The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                        2000       1999       1998
--------------------------------------------------------------------
Provision at statutory rate          $(72,000) $ 187,000  $1,130,000
State income taxes-
   net of Federal benefit .           (10,000)    34,000     155,000
Jobs related tax credit....           (45,000)   (54,000)    (40,000)
FICA tax credit............          (403,000)  (351,000)   (301,000)
Correction of prior year taxes         62,000
Other-net..................            28,000     40,000      41,000
                                    ---------  ---------   ---------
   TOTAL(BENEFIT) .........         $(440,000) $(144,000)  $ 985,000
                                    ---------  ---------   ---------
Effective Income Tax Rate(benefit)     (207.2)%    (26.2)%      29.7%
                                    ---------  ---------   ---------

The tax effects of significant items comprising the Company's net deferred tax asset at October 29, 2000 and October 31, 1999 are as follows:

                                          2000         1999
--------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES)
Rent expense...........................$1,334,000   $1,125,000
Depreciation...........................   940,000
Loss of disposition of assets..........                452,000
Deferred gain .........................   985,000      648,000
FICA tax credit .......................    92,000       27,000
Officers' benefits ....................   231,000      182,000
Other .................................    76,000       55,000
                                       ----------   ----------
   TOTAL DEFERRED TAX ASSETS .......... 3,658,000    2,489,000
                                       ----------   ----------
Accelerated depreciation ..............                (28,000)
Prepaid insurance......................   (11,000)     (30,000)
Other..................................   (79,000)      (5,000)
                                       ----------   ----------
   TOTAL DEFERRED TAX LIABILITIES .....   (90,000)     (63,000)
                                       ----------   ----------
Net deferred tax asset.................$3,568,000   $2,426,000
                                       ----------   ----------

The Company's FICA tax credit carryforwards expire in varying periods to 2015.

6. STOCK OPTION AND BONUS PLANS

In effect at October 29, 2000 are the 1992 and 1996 Stock Option Plans (collectively the "Plans"). Options granted under the Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the Plans are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors. The Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 and 400,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are generally first exercisable three years after the date of grant and expire six years after the date of grant, according to the terms of each option. At October 29, 2000, 273,900 shares under option were exercisable and 17,050 shares were reserved for future grants under the 1992 Stock Option Plan. Under the 1996 Stock Option Plan, 234,000 shares under option were exercisable and 34,000 shares were reserved for future grants at October 29, 2000.

The Company provides for the payment of bonuses in cash and/or common stock pursuant to The Manager Stock Bonus Plan ("Bonus Plan"). No shares were issued under this Plan in fiscal 2000, 1999 and 1998. Under the terms of the Bonus Plan, no shares of common stock remain available to be issued. Additionally, the Company provides for the payment of bonuses in cash and/or common stock pursuant to the 1996 Employee Incentive Stock Purchase and Manager Bonus Plan (the "1996 Bonus Plan"). During fiscal 2000, 1999, and 1998, 38,748, 19,417, and 16,382 shares, respectively, were issued under the 1996 Bonus Plan, at a weighted average fair value of $7.83, $6.82, and $6.38, respectively. Under the terms of this plan, up to 5,089 shares of common stock remain available to be issued at one-half of the fair market value of the shares at the date of the award. During 2000, 1999 and 1998, the Company recognized compensation expense of $303,223, $132,521 and $104,520, respectively, related to the granting of shares under these plans at less than fair market value at the date of grant.

The following summarizes the stock option transactions from October 26, 1997 through October 29, 2000:

                                                       WEIGHTED
                                                        AVERAGE
                                        NUMBER OF      EXERCISE
                                          OPTIONS         PRICE
----------------------------------------------------------------
Balance, October 26, 1997.................617,200     $    7.34
Granted...................................195,000          6.24
Exercised.................................(24,750)         4.70
Cancelled.................................(34,400)         6.68
                                         --------     ---------

Balance, October 25, 1998.................753,050          7.20
Granted................................... 71,000          7.29
Exercised................................. (3,800)         6.35
Cancelled.................................(55,600)         6.97
                                         --------     ---------

Balance, October 31, 1999.................764,650          7.22
Granted................................... 55,200          8.34
Exercised.................................(48,200)         7.39
Cancelled.................................(71,550)         7.41
                                         --------     ---------

Balance, October 29, 2000.................700,100     $    7.28
                                         --------     ---------

At October 29, 2000, October 31, 1999, and October 25, 1998 options exercisable under the Company's stock option plans totaled 507,900, 555,050, and 485,950, respectively, and had a weighted average option price per share of $7.37, $7.44, and $7.44, respectively. Exercise prices for options totaling 103,000 and 597,100 at October 29, 2000 ranged from $9.00 to $11.00 and $5.94 to $8.69, respectively. The weighted average contractual life of these options is 2.4 and
3.1 years, respectively. At October 29, 2000, 103,000 and 404,900 shares are exercisable at a weighted average exercise price of $9.80 and $6.75, respectively.


                        Max & Erma's Restaurants, Inc. 18

The 1992 and 1996 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. No such options were exercised in fiscal 2000, 1999, or 1998. During fiscal 2000 and 1999 the Company repurchased 6,300 and 27,632 shares of common stock from certain officers at a cost of $54,638 and $210,693, respectively.

SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in a note to the financial statements pro forma net income and earnings per share as if the Company had applied the new method of accounting. The Company applies APB No. 25 in accounting for its stock-based compensation plans. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, for options granted in fiscal 1996 through 2000, net income and earnings per share would have been as follows:

                                       2000        1999        1998
----------------------------------------------------------------------
Net Income (Loss):
   As reported ...........          $182,605   $ 140,759   $2,337,488
                                    --------   ---------   ----------
   Pro forma..............          $(17,566)  $(115,342)  $2,022,608
                                    --------   ---------   ----------
Basic Earnings (Loss) per share:
   As reported ...........          $    .07   $     .04   $      .56
                                    --------   ---------   ----------
   Pro forma..............          $   (.01)  $    (.03)  $      .48
                                    --------   ---------   ----------
Diluted Earnings (Loss) per share:
   As reported ...........          $    .07   $     .04   $      .55
                                    --------   ---------   ----------
   Pro forma..............          $   (.01)  $    (.03)  $      .48
                                    --------   ---------   ----------

The following weighted average assumptions were used in the option pricing model: a risk free interest rate of 5.95%, 6.21%, and 4.76% for 2000, 1999 and 1998, respectively; an expected life of the options of five to six years; no expected dividend yield and a volatility factor of 30.0%, 30.5% and 37.2% in 2000, 1999 and 1998, respectively. The weighted average per share fair value of the options granted in 2000, 1999 and 1998 was $3.49, $2.98 and $2.75, respectively.

Due to the inclusion of only 1996 through 2000 option grants, the effects of applying SFAS No. 123 may not be representative of the pro forma impact in future years.

7. EMPLOYEE BENEFIT PLANS

Effective January 1, 1994, the Company adopted the Max & Erma's 401(k) Savings Plan and Trust which allows employees who have attained age 21 and have completed one year of service to defer receipt of a portion of their compensation and contribute such amounts to various investment funds. The Company matches a percentage of the employees' contributions.

The Company also provides certain retiree health care benefits to qualified officers. In August 2000, the Company amended this plan to pay all benefits to the officers' deferred compensation plans.

Total expense for these plans for 2000, 1999 and 1998 was approximately $161,000, $206,000, and $159,000, respectively.

8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and equivalents, receivables, accounts and construction payables, and accrued liabilities at October 29, 2000 and October 31, 1999 approximate their fair value due to the short-term maturities of these items.

The fair value of the Company's long-term debt at October 29, 2000 was $35,887,344, compared to its carrying amount of $36,065,814. The carrying amount of the Company's long-term debt approximated its fair value at October 31, 1999. The fair value of the Company's long-term debt is estimated based on the fair value of the Company's Interest Rate Swap as determined by the company's banking institution and the current interest rates offered for debt of the same remaining maturities.

9. LOSS ON DISPOSITION OF ASSETS

During fiscal 2000 the Company recorded a $2,461,000 loss on the disposition of assets. The loss consisted of the closing of the Flats in Cleveland, Ohio and the Greenville, South Carolina restaurants. During fiscal 2000, the Flats and Greenville restaurants recorded operating losses, excluding the above mentioned provision, of approximately $246,000 and $301,000, respectively.

During fiscal 1999 the Company recorded a $2,000,000 loss on the closing and/or sale of its three Ironwood Cafe restaurants. A $700,000 loss was recorded in the second quarter related to the closing of the original Columbus, Ohio restaurant. In the fourth quarter the Company recorded a loss of $1,300,000 related to the closing of the remaining two restaurants which will close or be sold in the first quarter of fiscal 2000. The $1,300,000 expense principally consists of impairment of property costs associated with such restaurants which never achieved profitable sales levels and, accordingly, was included in accumulated depreciation and amortization of property at October 31, 1999. The Company disposed of the properties in fiscal 2000. During fiscal 1999 and 1998 the Ironwood Cafe restaurants recorded operating losses, excluding the above mentioned provisions, of approximately $468,000 and $315,000, respectively.

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



                       19 Max & Erma's Restaurants, Inc.

                          INDEPENDENT AUDITOR'S REPORT

TO THE STOCKHOLDERS AND DIRECTORS OF MAX & ERMA'S RESTAURANTS, INC.:

We have audited the accompanying consolidated balance sheets of Max & Erma's Restaurants, Inc. and subsidiaries as of October 29, 2000 and October 31, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. and subsidiaries at October 29, 2000 and October 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended October 29, 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for preopening costs in 1999.


/s/ Deloitte & Touche LLP

Columbus, Ohio
December 8, 2000, except for Note 3, as to which the date is December 13, 2000


                       MAX & ERMA'S OFFICERS AND DIRECTORS

WILLIAM E. ARTHUR, Director, Partner, Porter, Wright, Morris & Arthur TODD B. BARNUM, Chairman of the Board, Chief Executive Officer, President and Director ROGER D. BLACKWELL, Director, Professor of Marketing, The Ohio State University BONNIE J. BRANNIGAN, Vice President of Marketing and Planning MARK F. EMERSON, Chief Operating Officer and Director LARRY B. FOURNIER, Vice President of Development THOMAS R. GREEN, Director, Chief Executive Officer, Lancaster Pollard & Company GREGORY L. HEYWOOD, Regional Vice President of Operations CHRISTOPHER S. HOLGATE, Vice President of Real Estate ROBERT A. LINDEMAN, Vice President of Franchising MICHAEL D. MURPHY, Director, Private Investor WILLIAM
C. NIEGSCH, Jr., Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director ROBERT A. ROTHMAN, Director, Managing Partner, Amusement Investment Company








                        Max & Erma's Restaurants, Inc. 20

                       SELECTED QUARTERLY FINANCIAL DATA


(Thousands, except           Total  Income Before              Net  Earnings(Loss)             Stock Price
per share data)           Revenues   Income Taxes      Income(Loss)     Per Share         High              Low

2000
First Quarter ......      $ 36,159      $    788       $    505(1)       $   .19          $ 8.00         $  6.63
Second Quarter .....        28,451           675            475              .18            9.00            8.00
Third Quarter ......        29,805           738            521              .20            9.00            8.25
Fourth Quarter .....        29,750        (2,413)        (1,318)            (.52)           9.25            8.38
                          --------      --------       --------          -------          ------         -------
   YEAR ............      $124,165      $   (212)      $    183(1)       $   .07          $ 9.25         $  6.63
                          --------      --------       --------          -------          ------         -------

1999
First Quarter ......      $ 31,149      $    633       $   (193)(2)      $ (0.05)         $ 8.25         $  7.13
Second Quarter .....        24,027            62             52             0.01            7.50            6.88
Third Quarter ......        25,021           772            569             0.18            8.00            6.88
Fourth Quarter .....        28,442          (917)          (287)           (0.10)           7.75            6.50
                          --------      --------       --------          -------          ------         -------
   YEAR ............      $108,640      $    550       $    141(2)       $  0.04          $ 8.25         $  6.50
                          --------      --------       --------          -------          ------         -------

(1) Net income for the first quarter of 2000 was reduced by an extraordinary charge of $45,000 net of tax ($.02 per diluted share) related to the write-off of unamortized loan fees.

(2) Net income for the first quarter of 1999 was reduced by an extraordinary charge of $346,000 net of tax ($.11 per diluted share) related to the write-off of unamortized debt issuance costs related to the Company's subordinated debentures and $207,000 ($0.06 per diluted share) due to the cumulative effect on prior years of a change in accounting principle for restaurant preopening costs.

     The Company's common stock trades on the NASDAQ National Market under the symbol MAXE. At November 30, 2000 there were 811 stockholders of record of the Company's common stock. The closing price for the Company's common stock at October 29, 2000 was $8.38. Shareholder Information


                            SHAREHOLDER INFORMATION

QUARTERLY CALENDAR:
Max & Erma's operates on a fiscal year ending on the last Sunday in October. Quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year-end.

     Fiscal 2000           Quarter-End Dates
     -----------           -----------------
     1st quarter           February 18, 2001
     2nd quarter           May 13, 2001
     3rd quarter           August 5, 2001
     4th quarter           October 28, 2001

DIVIDENDS:
The Company paid no cash dividends in fiscal 1998, 1999 or 2000. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.

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

ANNUAL SHAREHOLDERS MEETING:
April 5, 2001, 2:30 p.m.
Max & Erma's Corporate Office
4849 Evanswood Drive
Columbus, Ohio 43229

10-K REPORT:
Stockholders may obtain, without cost, a copy of Form 10-K for the Company's fiscal year ended October 29, 2000, by writing to:
William C. Niegsch, Jr.
Max & Erma's Restaurants, Inc.
P.O. Box 297830
4849 Evanswood Drive
Columbus, Ohio 43229



                                       21