Form 10-K/A, Exhibit 13
period 2000-10-29
MAX & ERMAS RESTAURANTS INC
filed 2001-04-20
CIK 706471

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

Sincerely,

/s/ Todd B. Barnum

Todd B. Barnum
Chairman of the Board,
Chief Executive Officer and President

                                   [PICTURE]

                            SELECTED FINANCIAL DATA


(In Thousands, except per share      October 29   October 31    October 25    October 26    October 27    October 29
and other data and ratios)                2000          1999          1998          1997          1996          1995

RESULTS OF OPERATIONS
Revenues .........................   $ 124,165     $ 108,640     $ 100,531     $  91,626     $  79,858     $  64,198
Operating Income .................       2,196         2,331         5,243         5,967         5,312         4,427
Interest Expense .................       2,293         1,672         1,839         2,704         2,060         1,208
Income (Loss) Before Income Taxes         (212)          550         3,322         3,173         3,176         3,061
Extraordinary Loss ...............         (45)         (346)
Cumulative Effect of
    Accounting Change ............                      (207)
Net Income .......................         183           141         2,337         2,225         2,161         2,139
Proforma Net Income Assuming
    Retroactive Change ...........         183           348         2,390         2,313         2,248         1,884
Depreciation and Amortization ....       5,211         4,899         5,868         5,839         5,515         4,201
Capital Expenditures .............      22,775        14,250        10,016        10,381        13,898        16,191

PER DILUTED SHARE DATA
Extraordinary Loss ...............   $    (.02)    $    (.11)
Cumulative Effect of
    Accounting Change ............                      (.06)
Net Income .......................         .07     $     .04     $     .55     $     .53     $     .51     $     .50
Proforma Net Income Assuming
    Retroactive Change ...........         .07           .10           .57           .55           .53           .44
Revenues .........................       47.23         32.43         23.78         21.78         18.73         15.04
Assets ...........................       21.00         16.39         10.87         15.21         13.72         11.43
Stockholders' Equity .............        3.11          3.25          4.41          4.75          4.20          3.65
Average Shares Outstanding .......       2,629         3,350         4,226         4,206         4,264         4,268

FINANCIAL POSITION
Cash and Equivalents .............   $   2,762     $   1,319     $   2,151     $   1,149     $     927     $   1,102
Working Capital Deficit ..........      (7,404)       (6,271)       (2,632)       (4,290)       (5,067)       (3,316)
Property-Net .....................      43,654        46,841        38,097        58,084        52,715        42,502
Total Assets .....................      55,201        54,897        45,958        63,956        58,484        48,800
Long-Term Obligations
    (Less Current Maturities) ....      33,474        33,914        20,010        36,359        32,349        26,037
Stockholders' Equity .............       8,170        10,878        18,648        19,969        17,908        15,600

OTHER DATA AND RATIOS
Average Restaurant Sales .........   $   2,335     $   2,239     $   2,140     $   2,174     $   2,209     $   2,172
Same-Store Sales Increase
    (Decrease) ...................         3.9%          0.2%         (0.7)%         0.4%         (2.0%)         1.5%
Company-owned Restaurants
    in Operation at Year End .....          56            53            49            44            39            33
Restaurant Profit Margin .........        11.2%         11.9%         12.3%         12.8%         13.0%         14.4%
Operating Profit Margin ..........         1.8%          2.1%          5.2%          6.5%          6.7%          6.9%
Long-Term Debt-to-Equity Ratio ...         4.1           3.1           1.1           1.8           1.8           1.7
Market Price Per Share at Year End   $    8.38     $    6.63     $    6.38     $    6.31     $    6.63     $    7.63
Price Earnings Ratio (High/Low) ..         N/M           N/M     14.8/10.7      13.9/9.4     16.2/10.8     16.8/12.0
Return on Beginning Assets .......          .3%           .3%          3.7%          3.8%          4.4%          6.6%
Return on Beginning Equity .......         1.7%           .8%         11.7%         12.4%         13.9%         15.6%


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


Management believes that franchising allows a more rapid expansion of the Company's concept, enables the Company to expand into markets it might not otherwise enter and permits such expansion without a significant use of Company financial resources. Management intends to gradually increase the pace of franchise openings over the next few years.

OPERATING INCOME
The following table sets forth the Company's operating income as a percentage of revenues:

                              October 29  October 31  October 25
                                 2000        1999        1998
----------------------------------------------------------------
Revenues ....................   100.0%      100.0%      100.0%
Cost of Goods Sold ..........   (25.2)      (25.8)      (26.5)
Payroll & Benefits ..........   (32.6)      (32.0)      (31.3)
Other Operating Expenses ....   (30.3)      (29.8)      (29.2)
Preopening Costs ............    (0.7)       (0.5)       (0.7)
Administrative Expenses .....    (7.4)       (7.9)       (6.6)
Loss on Disposition of
   Assets ...................    (2.0)       (1.9)       (0.6)
                                -----       -----       -----
Operating Income ............     1.8%        2.1%        5.1%
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


Other operating expenses, as a percentage of revenues, increased from 29.2% for 1998 to 29.8% for 1999 and to 30.3% for 2000. The increases were a result of the increased used of sale-leaseback transactions as a method of financing restaurant development. In 1998 the Company sold and leased back 13 restaurants. An additional nine properties were sold and leased back during 2000. The
Company has increased the use of sale-leaseback transactions for financing restaurant growth because generally rent expense is less than the sum of interest and depreciation if the property were financed by debt. Additionally, leasing of real estate improves cash flow because leasing requires no repayment of principal. Like mortgage financing, the sale-leaseback of restaurant real estate makes the equity in the real estate available for more productive use in the business.


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


From late 1998 through the end of 2000, the Company repurchased approximately 1,973,000 shares of its common stock under various repurchase authorizations of its Board of Directors. The shares were repurchased because the Company believes that the market price of its common shares since late 1998 presented an attractive opportunity. The repurchases have significantly increased the relative percentage ownership of each shareholder who elected not to sell their shares. At October 29, 2000, 164,000 shares remained available for repurchase under the current authorization, which authorization expires October 31, 2001.

During 1998 and 1999, interest rates were relatively stable and ranged from 8.25% to 9.0%. During fiscal 2000, interest rates under the Company's revolving credit line increased gradually from 8.75% at the start of the year to 10.25% at October 29, 2000 due to increases in the prime interest rate. The Company's interest rate is based upon the ratio of bank indebtedness to earnings before interest, taxes, depreciation and amortization, which has been in excess of 2.5 to 1 since inception of the current loan agreement. If the ratio falls below 2.5 to 1, the Company's interest rate would be reduced from prime plus 3/4 percent to prime plus 1/4 percent. If the ratio falls below 2.0 to 1, the interest rate would be reduced further to prime less 1/4 percent. The Company capitalized $177,000, $285,000 and $654,000 of construction period interest during 1998, 1999 and 2000, respectively.


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


The Company intends to open eight Max & Erma's restaurants during fiscal 2001. At October 29, 2000, the Company was contractually committed to the lease or purchase of six new Max & Erma's restaurants. Four restaurants were under construction at October 29, 2000, three of which opened early in 2001. The fourth is expected to open during the second quarter of 2001. At October 29, 2000 two other sites were either owned or under contract to purchase and four additional sites had been approved and were in some stage of negotiations. The estimated cost to complete the six sites that the Company was contractually committed at October 29, 2000, is approximately $8.8 million.

Funding for new restaurants is expected to be provided by cash flow from operations, the sale-leaseback of real estate, equipment leasing and the Company's revolving credit line. All of the Company's assets secure borrowings under its revolving credit line. At October 29, 2000, the Company had approximately $22.0 million available through January 2, 2002 under a sale-leaseback commitment for 10 properties, $3.4 million under equipment lease commitments and $11.5 million under its $40.0 million revolving credit line. Early in the first quarter of 2001, $22.4 million of the outstanding balance under the credit line converted to a 7-year term loan, with 28 quarterly principal payments of $800,000 beginning January 31, 2001. The remaining $17.6 million will be available on a revolving basis through October 31, 2001, at which time the outstanding balance converts to a 6-year term loan with equal quarterly principal payments beginning January 31, 2002. At December 31, 2000, approximately $8.9 million of the Company's revolving credit line was available.

At October 29, 2000, the Company was not in compliance with three financial ratio covenants under its bank loan agreement for which it obtained a waiver until the end of the first quarter of 2001. Under its loan agreement, the Company's fixed charge ratio and interest coverage ratio must be at least 1.15 to 1 and 2.0 to 1, respectively. At October 29, 2000, the ratios were 1.11 to 1 and 1.98 to 1, respectively. Additionally, a debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio must not be less than 3.0 to 1. At October 29, 2000, the debt to EBITDA ratio was 2.52 to 1. The non-compliance with these ratios was, in part, due to the loss on disposition of assets recorded during the fourth quarter, operating losses incurred at the restaurants which were closed and initial operating losses at four restaurants which opened near the end of the fiscal year. During the first quarter of 2001, the Company amended its bank loan agreement to change the measurement date for these three ratios from a trailing 12 months to an annualized 12-month period based upon 2001's actual year-to-date results. Based upon this change, the elimination of operating losses at the two closed restaurants, the initial profitability of the four recently opened restaurants and a decision to more evenly space the opening of restaurants, management believes it will be in compliance with these ratios by the end of the first quarter of 2001.

The Company anticipates a majority of the outstanding balance under the Company's revolving credit line will ultimately be repaid with the proceeds of sale-leaseback transactions. Management believes that the major portion of future restaurant development costs will be provided by sale-leaseback transactions and, to the extent necessary, cash flow from operations, and that remaining cash flow from operations will be sufficient to meet debt repayment schedules. To the extent necessary, the Company would reduce the number of new restaurants opened if cash flow from operations was not sufficient to meet debt payments and fund planned restaurant development costs.


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








                        Max & Erma's Restaurants, Inc. 20

                       SELECTED QUARTERLY FINANCIAL DATA



(Thousands, except           Total  Income Before              Net  Earnings(Loss)             Stock Price
per share data)           Revenues   Income Taxes      Income(Loss)     Per Share         High              Low

2000
First Quarter ......      $ 36,159      $    788       $    505(3)       $   .19          $ 8.00         $  6.63
Second Quarter .....        28,451           675            475              .18            9.00            8.00
Third Quarter ......        29,805           738            521              .20            9.00            8.25
Fourth Quarter .....        29,750        (2,413)(1)     (1,318)            (.52)           9.25            8.38
                          --------      --------       --------          -------          ------         -------
   YEAR ............      $124,165      $   (212)(1)   $    183(3)       $   .07          $ 9.25         $  6.63
                          --------      --------       --------          -------          ------         -------

1999
First Quarter ......      $ 31,149      $    633       $   (193)(4)      $ (0.05)         $ 8.25         $  7.13
Second Quarter .....        24,027            62(2)          52             0.01            7.50            6.88
Third Quarter ......        25,021           772            569             0.18            8.00            6.88
Fourth Quarter .....        28,442          (917)(2)       (287)           (0.10)           7.75            6.50
                          --------      --------       --------          -------          ------         -------
   YEAR ............      $108,640      $    550(2)    $    141(4)       $  0.04          $ 8.25         $  6.50
                          --------      --------       --------          -------          ------         -------

(1) Income before income taxes for the fourth quarter of 2000 was reduced by $2,461,000 related to the closing and sale of two under-performing Max & Erma's restaurants.

(2) Income before income taxes for the second and fourth quarters of 1999 was reduced by $700,000 and $1,300,000, respectively, related to the closing of the three Ironwood Cafe restaurants.

(3) Net income for the first quarter of 2000 was reduced by an extraordinary charge of $45,000 net of tax ($.02 per diluted share) related to the write-off of unamortized loan fees.

(4) Net income for the first quarter of 1999 was reduced by an extraordinary charge of $346,000 net of tax ($.11 per diluted share) related to the write-off of unamortized debt issuance costs related to the Company's subordinated debentures and $207,000 ($0.06 per diluted share) due to the cumulative effect on prior years of a change in accounting principle for restaurant preopening costs.


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