Form 10-K, Exhibit 13
period 2001-10-28
MAX & ERMAS RESTAURANTS INC
filed 2002-01-15
CIK 706471

                                                                      Exhibit 13

                             The Hometown Favorite!
























                                   [PICTURE]











     2001 ANNUAL REPORT [MAX & ERMA'S LOGO] MAX & ERMA'S RESTAURANTS, INC.

                              [MAX & ERMA'S LOGO]

THE COMPANY

Max & Erma's owns, operates and franchises 71 casual restaurants, primarily in the Midwest ~and Southeast. We successfully opened five Company-owned restaurants during fiscal 2001 in the existing markets of Pittsburgh, Charlotte, Louisville, Grand Rapids and Indianapolis bringing our Company-owned total to
62. In addition, we plan to open six to seven restaurants during 2002, in Chicago, Cleveland, Pittsburgh, Detroit, Columbus and Lansing, Michigan. We currently franchise nine Max & Erma's restaurants, after opening four in 2001. We also anticipate that franchisees will open four to five new locations during fiscal 2002.

To meet our guests' needs and changing tastes, we also have focused our energies on building a strong "Hometown Favorite" menu offering that contains the items people crave. During the past year, we successfully developed and tested six new menu items that were added to our menu at the beginning of 2002.

We continue to make progress on our journey of vision, to be the Hometown Favorite restaurant--the chain that does not act like a chain. This image drives the direction of every aspect of our concept. It affects our building design, menu development, the way we market our brand, and the way we serve our guests. The statement of purpose-that we are here to help our guests enjoy their dining experience so they can't wait to come back-continually challenges us to grow and improve upon our already high standards.


                        [MAP OF COMPANY OWNED LOCATIONS]



                       - CURRENT COMPANY-OWNED LOCATIONS


                - COMPANY-OWNED LOCATIONS   - FRANCHISED LOCATIONS
                  UNDER DEVELOPMENT

                              FINANCIAL HIGHLIGHTS

                                                           2001                 2000         Percent Change

FOR THE YEAR
Revenues ......................................      $ 141,087,617        $ 124,164,626           +13.6%
Operating Income ..............................          5,726,198            2,196,239          +160.7%
Income (Loss) Before Income Taxes .............          3,107,100             (212,395)            N/M
Income Taxes (Credit) .........................            716,000             (440,000)            N/M
Extraordinary Loss ............................                                 (45,000)
Net Income ....................................          2,391,100              182,605        +1,209.4%
Earnings Per Share
  Extraordinary Loss ..........................                                    (.02)
  Net Income ..................................                .93                  .07        +1,228.6%
Diluted Shares Outstanding ....................          2,562,019            2,628,954            -2.5%
Capital Expenditures ..........................      $  13,544,455        $  22,774,862           -40.5%
AT YEAR END
Total Assets ..................................      $  54,932,967        $  55,201,353            -1.3%
Long-Term Obligations Less Current Maturities .         32,227,965           33,474,483            -3.7%
Stockholders' Equity ..........................          9,201,874            8,169,552           +12.6%
Number of Restaurants .........................                 61                   56            +8.9%
Number of Employees ...........................              4,495                4,562            -1.5%
PERFORMANCE RATIOS
Restaurant Profit Margin ......................               11.4%                11.2%
Operating Profit Margin .......................                4.1%                 1.8%
Net Profit Margin .............................                1.7%                  .1%
Return on Beginning Assets ....................                4.3%                  .3%
Return on Beginning Equity ....................               38.0%                 1.7%


                                    CONTENTS

 Financial Highlights    Letter to Shareholders         Selected Financial Data       Management's Discussion
                                                                                      and Analysis

 Financial Statements    Notes to Financial Statements  Independent Auditors' Report  Selected Quarterly Financial Data


                              MAX & ERMA'S PURPOSE

             We are here to help our guests enjoy their total dining
                  experience so they can't wait to come back.

                              TO OUR SHAREHOLDERS

We are pleased to report that fiscal 2001 was an outstanding year for Max & Erma's. We closed the year with record net income, earnings per share and revenues. We also achieved strong same store sales increases, at 2.3% for the year. We are focused on facets of the business that make a difference- the guest experience and growth opportunities. Our efforts are yielding rewards.

REVENUES
On the revenue side, we achieved a record level of $141.1 million, a 14% increase over 2000's sales of $124.2 million. We opened five company-owned restaurants and continued to report same store sales gains for older restaurants. The five new locations are in markets where we already have a presence, and we are optimistic about their performance.

Same store sales increased 2.3% for the year, contributing to our record revenue levels. We have now reported ten consecutive quarters of positive same store sales comparisons. That we were able to achieve this level of sales success is encouraging, given the events of September 11 and a soft U.S. economy. Even in these tenuous times, Max&Erma's customer base continues to grow because of our intense focus on the guest experience.

As for the future, we believe Max & Erma's is positioned well. We continue to make progress on our journey of vision, to be the Hometown Favorite restaurant, the chain that does not act like a chain. This image drives the direction of every aspect of our concept. It affects our building design, menu development, the way we market our brand, and the way we serve our guests.

NEW PROTOTYPE
During 2001 we opened a new prototype version of our building in Indianapolis. This new building has a smaller footprint, fewer square feet and is less costly to construct. We developed the building to meet several objectives-to reduce our cost to get into business, to offer a smaller, less costly building to franchisees, and to broaden site opportunities in smaller markets on smaller sites. The new building is operating very well. Our Green Bay, Wisconsin, franchisee opened recently with the new prototype design. It is meeting all of our objectives. We plan to go forward with this new design where appropriate. We have also developed a slightly larger version of this new prototype for use at sites where the costs and sales potential are greater.

MENU DEVELOPMENT
We have been focused in the past two years on our menu development process. The ultimate objective for our "Hometown Favorite" menu is that it contains a long list of guest favorites, items that people crave. We are happy to report that we have made great strides toward that end. During 2001 we successfully tested and developed six new items to add to our menu at the beginning of 2002. These items include a fabulous meatloaf dinner, a unique chicken pot pie, a crab and spinach dip, gourmet macaroni and cheese, and spicy pizza pasta.

Supplementing the main menu additions are three seasonal menus that run for about two months each. These menu inserts are used as testing grounds for potential main menu items, and to offer variety with items that suit a particular season. For example, our fall insert this year includes Hearty Beef Chili and Max's Yankee Pot Roast in addition to highlighting our newest menu items, such as Pizza Pasta and Gourmet Macaroni and Cheese.

MARKETING
The Hometown Favorite vision continues to drive the direction of our marketing and promotion activities. We have ever increased community involvement and sponsorships in lieu of mass media advertising and discounting. We encourage our managers to partner with high schools, conduct special events for charities and host community events. These initiatives lead to community support and we are reaping the rewards. The results are great - we spend less money on advertising and achieve increased sales.

EARNINGS
Not only did we hit a positive note on the revenue side, we also achieved record earnings and earnings per share. For 2001, we earned $2.4 million or $0.93 per diluted share, as compared to $183,000 or $0.07 per diluted share last year, following a fourth quarter 2000 pre-tax charge of $2.46 million. This charge was related to the closing of two under-performing units. We are pleased with this turn around in results, showing that we are able to bring revenue increases to the bottom line, even in a year impacted by unprecedented increases in natural gas and hamburger prices. We are optimistic about next year, as these costs were beginning to ease by year end.

GROWTH AVENUES
During fiscal 2001, we opened five company-owned units in the existing markets of Pittsburgh, Charlotte, Louisville, Grand Rapids and Indianapolis. It is generally to our advantage to open new restaurant locations in existing markets, since our brand has already been established. It requires time to build awareness of the Max & Erma's brand when we open restaurants in new markets. We therefore strive to grow in a conservative mix of existing and new markets each year. We plan to open six to seven restaurants during 2002, in Chicago, Cleveland, Pittsburgh, Detroit, Columbus and Lansing, Michigan.

In addition to new company-owned restaurants, our franchising initiative continues to be successful. There are currently nine franchise units in operation, up from five at the end of 2000. Franchise sales hit $9.7 million in 2001 and we are projecting them to be in excess of $19 million this year. We expect to open at least four to five new franchise operations during fiscal 2002. More importantly, we believe Max & Erma's has become more attractive to potential franchisees with the new, more economical prototype building design.

To support the ongoing success of our franchising program, we have a solid structure in place at the corporate level. The vice president of franchising is dedicated to selecting only strong partners who represent a fit with Max & Erma's. Our development team helps franchisees with site selection and construction.

We have franchising regional managers in place to monitor and guide the operations. Our marketing staff trains our partners and provides the necessary tools to achieve Hometown Favorite status. Finally, our training department coordinates the training of new associates to provide great experiences for our guests. We believe that franchising represents a potent avenue of growth for Max & Erma's. We are therefore committed to providing the proper resources and attention to ensure its success.

In closing, Max & Erma's has performed well this year and is poised for the future. We focus on the fundamental facets of the guest experience and provide it for a fair price. We help our guests have memorable experiences. Our revenue and earnings performance signal our progress. Finally, our performance was also reflected in our stock price. We are proud to say that during fiscal 2001, the stock sold for $11.80 per share, an all-time high for Max & Erma's. We thank you, our shareholder, for your ongoing support and interest in our company.


        "Overall revenues reached a record $141.1 million for the year, a 14% increase over fiscal 2000."

                                   [PICTURE]


                        REVENUES REACHED A 14% INCREASE

                            SELECTED FINANCIAL DATA


                                      October 28     October 29     October 31     October 25     October 26     October 27
(In Thousands, except per share             2001           2000           1999           1998           1997           1996
and other data and ratios)

RESULTS OF OPERATIONS
Revenues ..........................    $ 141,088      $ 124,165      $ 108,640      $ 100,531      $  91,626      $  79,858
Operating Income ..................        5,726          2,196          2,331          5,243          5,967          5,312
Interest Expense ..................        2,619          2,293          1,672          1,839          2,704          2,060
Income (Loss) Before Income Taxes .        3,107           (212)           550          3,322          3,173          3,176
Extraordinary Loss ................                         (45)          (346)
Cumulative Effect of
 Accounting Change ................                                       (207)
Net Income ........................        2,391            183            141          2,337          2,225          2,161
Proforma Net Income Assuming
 Retroactive Change ...............                                        348          2,390          2,313          2,248
Depreciation and Amortization .....        5,405          5,211          4,899          5,868          5,839          5,515
Capital Expenditures ..............       13,544         22,775         14,250         10,016         10,381         13,898

PER DILUTED SHARE DATA
Extraordinary Loss ................                   $    (.02)     $    (.11)
Cumulative Effect of
 Accounting Change ................                                       (.06)
Net Income ........................    $     .93      $     .07      $     .04      $     .55      $     .53      $     .51
Proforma Net Income Assuming
 Retroactive Change ...............                                        .10            .57            .55            .53
Revenues ..........................        55.07          47.23          32.43          23.78          21.78          18.73
Assets ............................        21.44          21.00          16.39          10.87          15.21          13.72
Stockholders' Equity ..............         3.59           3.11           3.25           4.41           4.75           4.20
Average Shares Outstanding ........        2,562          2,629          3,350          4,226          4,206          4,264

FINANCIAL POSITION
Cash and Equivalents ..............    $   2,351      $   2,762      $   1,319      $   2,151      $   1,149      $     927
Working Capital Deficit ...........       (8,275)        (7,404)        (6,271)        (2,632)        (4,290)        (5,067)
Property-Net ......................       42,803         43,654         46,841         38,097         58,084         52,715
Total Assets ......................       54,933         55,201         54,897         45,958         63,956         58,484
Long-Term Obligations
 (Less Current Maturities) ........       32,228         33,474         33,914         20,010         36,359         32,349
Stockholders' Equity ..............        9,202          8,170         10,878         18,648         19,969         17,908

OTHER DATA AND RATIOS
Average Restaurant Sales ..........    $   2,350      $   2,335      $   2,239      $   2,140      $   2,174      $   2,209
Same-Store Sales Increase (Derease)          2.3%           3.9%            .2%           (.7)%           .4%           2.0%
Company-owned Restaurants
 in Operation at Year End .........           61             56             53             49             44             39
Restaurant Profit Margin ..........         11.4%          11.2%          11.9%          12.3%          12.8%          13.0%
Operating Profit Margin ...........          4.1%           1.8%           2.1%           5.2%           6.5%           6.7%
Long-Term Debt-to-Equity Ratio ....          3.5            4.1            3.1            1.1            1.8            1.8
Market Price Per Share at Year End     $   10.50      $    8.38      $    6.63      $    6.38      $    6.31      $    6.63
Price Earnings Ratio (High/Low) ...     12.7/9.0            N/M            N/M      14.8/10.7       13.9/9.4      16.2/10.8
Return on Beginning Assets ........          4.3%            .3%            .3%           3.7%           3.8%           4.4%
Return on Beginning Equity ........         38.0%           1.7%            .8%          11.7%          12.4%          13.9%



                                                  MAX & ERMA'S RESTAURANTS, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUES
Revenues for 2001 increased $16.9 million or 13.6% from 2000. The increase was primarily a result of i) opening five Max & Erma's restaurants during 2001, ii) opening seven Max & Erma's restaurants during 2000, and iii) a $2.4 million or 2.3% increase in sales at restaurants opened 18 months or more. These factors offset the closing of two under-performing Max & Erma's restaurants during the fourth quarter of 2000.

Revenues for 2000 increased $15.5 million or 14.3% from 1999. The increase was primarily a result of i) opening seven Max & Erma's restaurants during 2000, ii) the opening of four Max & Erma's restaurants during 1999, and iii) a $3.7 million or 3.9% increase in sales at restaurants opened 18 months or more. These factors offset a slight loss of revenues from the closing of two Max & Erma's restaurants during the fourth quarter of 2000 and one additional week in fiscal 1999. Excluding the extra week in fiscal 1999, revenues rose approximately
16.5% from 1999 to 2000.

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

The increase in same-store sales of 2.3% and 3.9% for the last two years was primarily a result of an annual increase of approximately 5% in the average per person guest check, which was partially offset by a 1% to 2% decline in customer counts resulting from reduced coupon discounting. The increase in the average guest check was a result of a 2% to 3% annual menu price increase and the reduction in coupon discounting, as coupon customers were included in the average guest check calculation even though there was no sale associated with the redemption of a coupon. Same-store sales have been positive for ten consecutive quarters, from the third quarter of 1999 through the fourth quarter of 2001 as the Company continues to shift its advertising away from mass media and discounting and toward local store, relationship-based marketing.

The Company anticipates a revenue growth of 8 to 10 percent in 2002 due to i) the planned opening of six to seven restaurants, ii) continued positive same-store sales, although at a lesser rate than 2000 and 2001, and iii) additional franchised restaurant openings. Three of the six to seven restaurants planned for 2002 were under construction at October 28, 2001and should open during the first half of 2002. The remaining three to four openings should occur during the second half of the year. While management believes same-store sales will remain positive, world events and a slowing economy could have a negative effect on same-store sales increases.

The Company anticipates the continued increase in franchise fees and royalties in 2002. At October 28, 2001 nine franchise restaurants were in operation as compared to five at October 29, 2000 and two at October 31, 1999. At October 28, 2001 two franchise restaurants were under construction in Wilmington, Ohio and St. Louis, Missouri. The Company anticipates the opening of a total of four to five franchise restaurants during 2002. Multi-unit franchise agreements have been signed for the Milwaukee/Green Bay and St. Louis markets, which require the opening of a total of four restaurants over a five-year period in each market. Additionally, the Company is negotiating several additional multi-unit franchise agreements.

Management believes that franchising allows a more rapid expansion of the Company's concept, enables the Company to expand into markets it might not otherwise enter and permits such expansion without a significant use of Company financial resources. Management intends to gradually increase the pace of franchise openings over the next few years.

OPERATING INCOME
The following table sets forth the Company's operating income as a percentage of revenues:


                                         October 28    October 29    October 31
                                               2001          2000          1999
Revenues .............................        100.0%        100.0%        100.0%
Cost of Goods Sold ...................        (25.4)        (25.2)        (25.8)
Payroll & Benefits ...................        (32.3)        (32.6)        (32.0)
Other Operating Expenses .............        (30.6)        (30.3)        (29.8)
Preopening Costs .....................         (0.3)         (0.7)         (0.5)
Administrative Expenses ..............         (7.3)         (7.4)         (7.9)
Loss on Disposition of Assets ........            -          (2.0)         (1.9)
                                              -----         -----         -----
Operating Income .....................          4.1%          1.8%          2.1%
                                              =====         =====         =====

Cost of goods sold, as a percentage of revenues, declined from 25.8% for 1999 to 25.2% for 2000 and then increased slightly to 25.4% for 2001. The decrease from 1999 to 2000 was a result of a 2% to 3% price increase and lower produce and dairy prices which offset higher beef and pork prices. Beef prices continued to increase into 2001 along with higher dairy and seafood costs which offset a 2% to 3% price increase in 2001 and resulted in the slight increase in costs of goods sold, as a percentage of revenues, in 2001.

Payroll and benefits, as a percentage of revenues, increased from 32.0% for 1999 to 32.6% for 2000 and then declined slightly to 32.3% for 2001. The variation in payroll and benefits, as a percentage of revenues, is partially due to the opening of new restaurants, which generally operate at a higher payroll percentage for a period of time subsequent to opening. The Company opened four restaurants in 1999, seven in 2000 and five in 2001. Additionally, the closing of two lower volume restaurants at the end of 2000 and a leveling off of wage rates in 2001 contributed to the slight decline in 2001.

Other operating expenses, as a percentage of revenues, increased from 29.8% for 1999 to 30.3% for 2000 to 30.6% for 2001. The increase from 1999 to 2000 was a result of the increased used of sale-leaseback transactions as a method of financing restaurant development. Nine properties were sold and leased back during 2000. The Company has increased the use of sale-leaseback transactions for financing restaurant growth because generally rent expense is less than the sum of interest and depreciation if the property were financed by debt. Additionally, leasing of real

MAX & ERMA'S RESTAURANTS, INC.

estate improves cash flow because leasing requires no repayment of principal. Like mortgage financing, the sale-leaseback of restaurant real estate makes the equity in the real estate available for more productive use in the business. The increase from 2000 to 2001 was primarily a result of higher natural gas prices and increased equipment leasing expense associated with a new point of sale register system. These increases offset reduced costs for kitchen cleaning and paper supplies.

Pre-opening costs, as a percentage of revenues, increased from 0.5% in 1999 to 0.7% in 2000 and then declined to 0.3% in 2001. The variation in this expense is a result of the number and timing of restaurant openings each year. The Company opened four, seven and five restaurants in 1999, 2000 and 2001, respectively.

Administrative expenses, as a percentage of revenues, declined from 7.9% for 1999 to 7.4% for 2000 and 7.3% for 2001. The declines were due to the fact that revenue growth exceeded the growth of administrative expenses. Additionally, certain administrative expenses associated with Ironwood Cafe were eliminated during fiscal 2000. In dollar terms administrative expenses increased 8.5% from 1999 to 2000 and 10.3% from 2000 to 2001, both well below the revenue increases for each year. The increases were due to raises for corporate personnel and additional personnel to support the Company's growth and franchise growth.

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

During fiscal 1999, the Company recorded a $2,000,000 loss on the disposition of assets related to the closing of the three Ironwood Cafe restaurants. Only one of the three restaurants maintained a sales level within the targeted range. None of the three restaurants achieved profitability. The Company decided there was no expansion potential for the concept and that its resources could more effectively be used elsewhere. In addition to the loss on disposition of assets, operating losses and overhead expenses of Ironwood Cafe totaled approximately $468,000 in 1999.

INTEREST EXPENSE
Interest expense increased 37% from $1,672,000 in 1999 to $2,293,000 in 2000 and increased an additional 14% to $2,619,000 in 2001.

The increase from 1999 to 2000 was a result of additional borrowings for the repurchase of common stock and higher interest rates. The Company repurchased approximately 424,000 shares of its common stock during 2000 at a cost of $3,578,000. Interest rates on the Company's revolving credit line increased approximately 1.5 percentage points from 8.75% at the start of the year to 10.25% at October 29, 2000 due to increases in the prime interest rate. During 2000, the Company completed three sale-leaseback transactions involving nine properties. Net proceeds of approximately $19.8 million were used to pay off a $5.2 million mortgage loan on four older properties and fund the development costs of the five new properties.

The increase from 2000 to 2001 is also a result of borrowings for the repurchase of common stock which occurred late in 2000 and, to a lesser extent, into 2001. The Company repurchased 82,000 shares of its common stock during 2001 at a cost of $774,000. Additional interest expense related to the additional borrowings to purchase stock was partially offset by lower interest rates on the revolving portion of the Company's credit facility. The interest rate on the term note portion of the Company's credit facility is essentially fixed at 9.9% through the use of an interest rate swap. The interest rate on the revolving portion decreased to 5.75% at October 28, 2001.

The Company's interest rate is based upon the ratio of bank indebtedness to earnings before interest, taxes, depreciation and amortization, which has been in excess of 2.5 to 1 since inception of the current loan agreement. If the ratio falls below 2.5 to 1, the Company's interest rate would be reduced from prime plus 3/4 percent to prime plus 1/4 percent. If the ratio falls below 2.0 to 1, the interest rate would be reduced further to prime less 1/4 percent. Based upon results for the year ended October 28, 2001 the interest will be reduced to prime plus 1/4 percent at the start of fiscal 2002.

Through the end of 2001, the Company repurchased approximately 2,055,000 shares of its common stock under various repurchase authorizations of its Board of Directors. The shares were repurchased because the Company believes that the market price of its common shares since late 1998 presented an attractive opportunity. The repurchases have significantly increased the relative percentage ownership of each shareholder who elected not to sell their shares. At October 28, 2001, 250,000 shares remained available for repurchase under the current authorization, which authorization expires October 31, 2002. The Company capitalized $285,000, $654,000 and $382,000 of construction period interest during 1999, 2000 and 2001, respectively.

INCOME TAXES
During 1999 and 2000, the Company reported income tax credits of $144,000 and $440,000, respectively. The credits are primarily associated with the FICA tax on tips credit and losses related to the closing of restaurants. During 2001 the Company reported net income before taxes more in line with historical levels. As a result, the FICA tax on tips credit had a lesser effect on the Company's effective tax rate, which was reported at 23%. Due to the dollar amount of the FICA tax on tips currently being generated the Company expects its effective tax rate to remain at or below 25%.

LIQUIDITY AND CAPITAL RESOURCES
The Company's working capital ratio decreased from .5 to 1 at October 29, 2000 to .4 to 1 at October 28, 2001. Historically the Company has been able to operate with a working capital deficiency because i) restaurant operations are primarily conducted on a cash basis, ii) high turnover (about once every 10 days) permits
                                                  MAX & ERMA'S RESTAURANTS, INC.

limited investment in inventory, and iii) trade payables for food purchases usually become due after receipt of cash from the related sales.

During 2001, the Company expended approximately $13,544,000 for property additions, $57,319,000 to reduce long-term obligations and $774,000 to repurchase approximately 82,000 shares of its common stock. Funds for such expenditures were provided primarily by $55,678,000 from proceeds of long-term obligations, $7,509,000 from the sale of restaurant real estate, $7,894,000 from operations, $295,000 from the sale of stock, and $411,000 from cash on hand. The Company routinely draws down and repays its revolving credit line, the gross amounts of which are included in the above numbers.

The Company intends to open six to seven Max & Erma's restaurants during fiscal 2002. At October 28, 2001, the Company was contractually committed to the lease or purchase of six new Max & Erma's restaurants. At October 28, 2001 three restaurants were under construction and the Company was in the process of obtaining approvals and permits on the other three. Six additional sites had been approved and were in some stage of negotiations. The estimated cost to complete the six sites that the Company was contractually committed at October 28, 2001, is approximately $9.7 million.

Funding for new restaurants is expected to be provided by cash flow from operations, the sale-leaseback of real estate, equipment leasing and the Company's revolving credit line. All of the Company's assets secure borrowings under its revolving credit line. At October 28, 2001, the Company had approximately $15.4 million available through January 2, 2002 under a sale-leaseback commitment for seven properties, $2.95 million under equipment lease commitments and $10.6 million under the $12.8 million revolving portion of its $40.0 million credit facility.

During the fourth quarter of 2001, the Company amended its revolving credit agreement. Under the amended agreement $20.0 million remains payable at the rate of $800,000 quarterly for 25 quarters. A second note for $4.8 million with 24 quarterly payments of $200,000 beginning January 31, 2002 was established. The remaining $12.8 million will be available on a revolving basis through October 31, 2002, at which time the outstanding balance converts to a five-year term loan with equal quarterly principal payments beginning January 31, 2003. Management believes that the major portion of future restaurant development costs will be provided by sale-leaseback transactions and, to the extent necessary, cash flow from operations, and that remaining cash flow from operations will be sufficient to meet debt repayment schedules. To the extent necessary, the Company would reduce the number of new restaurants opened if cash flow from operations was not sufficient to meet debt payments and fund planned restaurant development costs.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company does not believe that the prospective adoption of this standard will have a material impact on its consolidated financial statements. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. Due to the adoption of SAFS No. 142, the Company will not amortize goodwill beginning in fiscal 2002. The total net book value of goodwill remaining at October 28, 2001 was $62,073. The goodwill amortization expense during fiscal 2001 was $31,037. Additionally, certain intangible assets that were previously amortized will be assessed for the useful life. Any intangibles deemed to have an indefinite life will no longer be amortized. These intangibles had a net book value of $1,003,688 as of October 28, 2001. Amortization expense on such assets during fiscal 2001 was $24,525.

In August, 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." While this statement supercedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets to be Disposed Of" it retains the fundamental provisions of SFAS No. 121 for recognition and impairments of assets to be held and used, and assets to be disposed of by sale. This statement is effective for the first quarter in the year ended October 27, 2002. The Company has not determined what the effect, if any, the adoption of this statement will have on its consolidated financial statements.

SAFE HARBOR STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995
This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "plan," "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Forward-looking statements in this MD&A include statements regarding anticipated revenue growth from the opening of new restaurants and same-store sales (paragraphs 5 and 24), increased franchise fees and royalties (paragraph 6), anticipated opening of franchised restaurants (paragraph 6),the belief that franchising will allow a more rapid expansion of the Max & Erma's concept (paragraph 7), the belief that the market price of the Company's common shares is an attractive opportunity (paragraph 20), the Company's effective tax rate (paragraph 21) and the estimated cost and sources of funds to complete restaurants (paragraphs 24, 25 and 26). Investors are cautioned that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to: the consumer's continued desire to dine out, the occurrence of events which may cause customers to not dine out (such as, natural disasters or acts of terrorism), the Company's ability to open or franchise new restaurants as planned, changes in competition in markets where the Company operates restaurants, the Company's ability to control administrative expenses, changes in interest rates, changes in cash flows from operations, the availability of real estate for purchase or lease, and other risks, uncertainties and factors described in the Company's most recent Annual Report on Form 10-K and other filings from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements.


MAX & ERMA'S RESTAURANTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                October 28     October 29
                                                                                      2001           2000
ASSETS
CURRENT ASSETS:
Cash and equivalents ......................................................    $ 2,350,828    $ 2,761,842
Receivables:
  Trade and other .........................................................        172,315        230,069
  Franchise ...............................................................        222,656         86,414
  Equipment deposits ......................................................                       411,585
                                                                               -----------    -----------
    Total Receivables .....................................................        394,971        728,068
Inventories ...............................................................      1,032,202        968,118
Supplies ..................................................................        319,139        217,158
Prepaid expenses:
  Income taxes ............................................................        781,921        955,380
  Other ...................................................................        299,554        273,046
                                                                               -----------    -----------
    Total prepaid expenses ................................................      1,081,475      1,228,426
Deferred income taxes .....................................................         50,000        250,000
                                                                               -----------    -----------
    TOTAL CURRENT ASSETS ..................................................      5,228,615      6,153,612

PROPERTY-AT COST:
Land and buildings ........................................................     17,500,447     18,704,495
Leasehold improvements ....................................................     29,663,003     25,742,536
Equipment and fixtures ....................................................     20,535,584     18,636,803
Construction in progress ..................................................      3,319,505      5,173,598
                                                                               -----------    -----------
  Total ...................................................................     71,018,539     68,257,432
Less accumulated depreciation and amortization ............................     28,215,548     24,603,882
                                                                               -----------    -----------
    PROPERTY-NET ..........................................................     42,802,991     43,653,550

OTHER ASSETS:
Goodwill (less accumulated amortization, 2001-$863,629; 2000-$832,592) ....         62,073         93,110
Deferred costs (less accumulated amortization, 2001-$89,610; 2000-$60,736)         418,433        592,017
Deferred income taxes .....................................................      4,636,000      3,318,000
Miscellaneous (less accumulated amortization, 2001-$144,415; 2000-$168,581)      1,784,855      1,391,064
                                                                               -----------    -----------
    TOTAL OTHER ASSETS ....................................................      6,901,361      5,394,191
                                                                               -----------    -----------
TOTAL .....................................................................    $54,932,967    $55,201,353
                                                                               ===========    ===========

See notes to consolidated financial statements.

                                                  MAX & ERMA'S RESTAURANTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                    October 28       October 29
                                                                                          2001             2000

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term obligations ..................................    $  3,962,907     $  2,591,331
Accounts payable .............................................................       2,703,232        2,979,247
Construction payables ........................................................       1,122,995        2,484,455
Accrued liabilities:
  Payroll and related taxes ..................................................       2,259,361        2,226,319
  Taxes, other than income taxes .............................................       1,549,979        1,389,887
  Interest ...................................................................         673,175          802,773
  Utilities ..................................................................         551,955          519,815
  Other ......................................................................         679,524          563,491
                                                                                  ------------     ------------
    Total accrued liabilities ................................................       5,713,994        5,502,285
                                                                                  ------------     ------------
    TOTAL CURRENT LIABILITIES ................................................      13,503,128       13,557,318

LONG-TERM OBLIGATIONS-
  Less current maturities ....................................................      32,227,965       33,474,483

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock- $.10 par value; authorized 500,000 shares, none outstanding
  Common stock- $.10 par value; authorized 2001-5,000,000 shares;
    2000-10,000,000 shares; issued and outstanding: 2001-2,407,766 shares;
    2000-2,409,403 shares ....................................................         240,777          240,940
  Accumulated other comprehensive income .....................................        (953,550)
  Retained earnings ..........................................................       9,914,647        7,928,612
                                                                                  ------------     ------------
    TOTAL STOCKHOLDERS' EQUITY ...............................................       9,201,874        8,169,552
                                                                                  ------------     ------------

TOTAL ........................................................................    $ 54,932,967     $ 55,201,353
                                                                                  ============     ============

See notes to consolidated financial statements.

MAX & ERMA'S RESTAURANTS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                Y E A R   E N D E D

                                                                    October 28        October 29        October 31
                                                                (52 weeks)2001    (52 weeks)2000    (53 weeks)1999

REVENUES ....................................................    $ 141,087,617     $ 124,164,626     $ 108,639,772
                                                                 -------------     -------------     -------------

OPERATING EXPENSES:
Cost of goods sold ..........................................       35,871,497        31,228,909        28,035,861
Payroll and benefits ........................................       45,625,890        40,446,043        34,808,482
Other operating expenses ....................................       43,195,294        37,683,846        32,369,479
Administrative expenses .....................................       10,260,669         9,284,870         8,560,018
Preopening costs ............................................          408,069           863,719           534,739
Loss on disposition of assets ...............................                          2,461,000         2,000,000
                                                                 -------------     -------------     -------------
  TOTAL OPERATING EXPENSES ..................................      135,361,419       121,968,387       106,308,579
                                                                 -------------     -------------     -------------

OPERATING INCOME ............................................        5,726,198         2,196,239         2,331,193

INTEREST EXPENSE ............................................        2,619,098         2,293,125         1,671,969

MINORITY INTERESTS IN INCOME OF
  AFFILIATED PARTNERSHIPS ...................................                            115,509           109,465
                                                                 -------------     -------------     -------------

INCOME (LOSS) BEFORE INCOME TAXES ...........................        3,107,100          (212,395)          549,759
                                                                 -------------     -------------     -------------

INCOME TAXES:
State and local
  Current ...................................................          236,000            15,000            52,000
  Deferred (credit) .........................................          (18,000)          (30,000)

Federal
  Current ...................................................        1,085,000           570,000           842,000
  Deferred (credit) .........................................         (587,000)         (995,000)       (1,038,000)
                                                                 -------------     -------------     -------------
    TOTAL INCOME TAXES (CREDIT) .............................          716,000          (440,000)         (144,000)
                                                                 -------------     -------------     -------------

INCOME BEFORE EXTRAORDINARY ITEM
  AND CHANGE IN ACCOUNTING PRINCIPLE ........................    $   2,391,100     $     227,605     $     693,759

EXTRAORDINARY LOSS
  (net of tax benefits of $28,000 and $240,000, respectively)                            (45,000)         (346,000)

CUMULATIVE EFFECT ON PRIOR YEARS OF CHANGE
  IN ACCOUNTING PRINCIPLE
  (net of tax benefit of $133,000) ..........................                                             (207,000)
                                                                 -------------     -------------     -------------

NET INCOME ..................................................    $   2,391,100     $     182,605     $     140,759
                                                                 =============     =============     =============

See notes to consolidated financial statements.

                                                  MAX & ERMA'S RESTAURANTS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                           Y E A R   E N D E D

                                                          October 28              October 29             October 31
                                                      (52 weeks)2001            (52 weeks)2000       (53 weeks)1999

INCOME PER SHARE BEFORE EXTRAORDINARY LOSS
 AND CHANGE IN ACCOUNTING PRINCIPLE:
Basic ............................................       $      1.00          $       .09               $       .21
                                                         -----------          -----------               -----------
Diluted ..........................................       $       .93          $       .09               $       .21
                                                         -----------          -----------               -----------

EXTRAORDINARY LOSS PER SHARE:
Basic and Diluted ................................                            $       (.02)                   (.11)
                                                                              ------------              -----------

CHANGE IN ACCOUNTING PRINCIPLE PER SHARE:
Basic and Diluted                                                                                             (.06)

NET INCOME PER SHARE:
Basic ............................................       $      1.00          $       .07               $       .04
                                                         -----------          -----------               -----------
Diluted ..........................................       $       .93          $       .07               $       .04
                                                         -----------          -----------               -----------

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic ............................................         2,385,485            2,525,816                 3,296,659
                                                         -----------          -----------               -----------
Diluted ..........................................         2,562,019            2,628,954                 3,349,819
                                                         -----------          -----------               -----------

PRO FORMA AMOUNTS ASSUMING
 RETROACTIVE APPLICATION OF CHANGE IN
 ACCOUNTING PRINCIPLE:
Income before extraordinary item .................                                                      $   693,759
                                                                                                        -----------
Basic earnings per share .........................                                                      $       .21
                                                                                                        -----------
Diluted earnings per share .......................                                                      $       .21
                                                                                                        -----------

Net Income .......................................                                                      $   347,759
                                                                                                        -----------
Basic earnings per share .........................                                                      $       .11
                                                                                                        -----------
Diluted earnings per share .......................                                                      $       .10
                                                                                                        -----------



See notes to consolidated financial statements.

MAX & ERMA'S RESTAURANTS, INC.

                 CONSOLIDATED STATEMENTS OF SHREHOLDERS' EQUITY

                                                                                  ACCUMULATED
                                                                                        OTHER
                                         COMMON STOCK               ADDITIONAL  COMPREHENSIVE     RETAINED
                                     SHARES        AMOUNT              CAPITAL         INCOME     EARNINGS         TOTAL

BALANCE, OCTOBER 25, 1998         3,772,388     $ 377,239        $   7,655,299                $ 10,615,025   $18,647,563
Issuance of stock through
  option and bonus plans,
  including $27,137 related
  tax benefit                        23,217         2,322              181,486                                   183,808
Shares repurchased               (1,048,868)     (104,887)          (7,836,785)                   (152,018)   (8,093,690)
Net income                                                                                         140,759       140,759
                                  ---------     ---------        -------------                ------------   -----------

BALANCE, OCTOBER 31, 1999         2,746,737       274,674                                       10,603,766    10,878,440
Issuance of stock through
  option and bonus plans             86,632         8,663              641,304                                   649,967
Shares repurchased                 (423,966)      (42,397)            (641,304)                 (2,857,759)   (3,541,460)
Net income                                                                                         182,605       182,605
                                  ---------     ---------        -------------                ------------   -----------

BALANCE, OCTOBER 29, 2000         2,409,403       240,940                                        7,928,612     8,169,552
Issuance of stock through
  option and bonus plans,
  including $44,802 related
  tax benefit                        80,764         8,077                                          382,037       390,114
Shares repurchased                  (82,401)       (8,240)                                        (787,102)     (795,342)
Comprehensive income:
  Change in fair value of
    interest rate protection
    agreement, net of income tax                                                $   (953,550)                   (953,550)
  Net income                                                                                     2,391,100     2,391,100
                                                                                                             -----------
    Comprehensive income                                                                                       1,437,550
                                  ---------     ---------        -------------  ------------  ------------   -----------
BALANCE, OCTOBER 28, 2001         2,407,766     $ 240,777        $              $   (953,550) $  9,914,647   $ 9,201,874
                                  =========     =========        =============  ============  ============   ===========

See notes to consolidated financial statements.

                                                  MAX & ERMA'S RESTAURANTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Y E A R   E N D E D

                                                                    October 28       October 29       October 31
                                                                (52 weeks)2001   (52 weeks)2000  (53 weeks) 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ...................................................    $  2,391,100     $    182,605     $    140,759
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization ..............................       5,404,865        5,211,193        4,899,099
  Deferred income tax credit .................................        (605,000)      (1,025,000)      (1,038,000)
  Accretion of deferred sale/leaseback gain ..................        (126,267)        (111,216)         (77,350)
  Minority interests in income of Affiliated Partnerships ....                          115,509          109,465
  Loss on disposition of assets ..............................                        2,461,000        2,000,000
  Loss (gain) on property disposals ..........................         206,773          (41,289)         160,522
  Issuance of common stock as compensation
    through manager bonus plan ...............................          54,662          303,223          132,521
  Extraordinary item .........................................                           45,000          346,000
  Changes in assets and liabilities:                                                                     207,000
    Receivables, inventories, supplies and prepaids ..........         313,983       (1,077,523)         116,227
    Other assets .............................................        (127,494)         272,836         (668,684)
    Accounts payable, accrued and other liabilities ..........         381,334        1,138,799        2,012,532
                                                                  ------------     ------------     ------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES ..............       7,893,956        7,475,137        8,340,091
                                                                  ------------     ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions ...........................................     (13,544,455)     (22,774,862)     (14,249,979)
Construction costs reimbursed ................................                                            75,717
Additions to other assets ....................................        (110,420)        (331,171)        (213,755)
Proceeds from the sale of property ...........................       7,509,397       20,395,786           16,351
                                                                  ------------     ------------     ------------
      NET CASH USEDIN INVESTING ACTIVITIES ...................      (6,145,478)      (2,710,247)     (14,371,666)
                                                                  ------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term obligations ...............     (57,319,322)     (59,257,303)     (43,334,748)
Proceeds from long-term obligations ..........................      55,677,805       59,358,707       56,824,743
Debt issue costs .............................................         (38,285)        (113,168)        (125,000)
Proceeds from exercise of stock options ......................         294,738          383,400           24,149
Distributions to minority interests in Affiliated Partnerships                         (115,509)         (96,258)
Cash paid for purchase of common stock .......................        (774,428)      (3,578,119)      (8,093,690)
                                                                  ------------     ------------     ------------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ....      (2,159,492)      (3,321,992)       5,199,196
                                                                  ------------     ------------     ------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS ..............        (411,014)       1,442,898         (832,379)

CASH AND EQUIVALENTS AT BEGINNING OF YEAR ....................       2,761,842        1,318,944        2,151,323
                                                                  ------------     ------------     ------------

CASH AND EQUIVALENTS AT END OF YEAR ..........................    $  2,350,828     $  2,761,842     $  1,318,944
                                                                  ============     ============     ============

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
  Interest-net of $381,713, $654,394, and $285,005
  capitalized in 2001, 2000 and 1999 .........................    $  2,789,665     $  1,638,975     $  1,386,965
  Income taxes ...............................................       1,098,628        1,232,302          834,446
Noncash activities:
  Property additions financed by construction payables .......       1,122,995        2,484,455        2,070,464
  Deferred gain from sale/leaseback of property ..............                          978,344


See notes to consolidated financial statements

MAX & ERMA'S RESTAURANTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 28, 2001,
OCTOBER 29, 2000 AND OCTOBER 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Description of Business - Max & Erma's Restaurants, Inc. and subsidiaries (the "Company") owns and operates restaurants under the trade name "Max & Erma's - Neighborhood Gathering Place." At October 28, 2001, there are 61 Max & Erma's restaurants in operation (56 at October 29, 2000) (principally located in the Midwestern and Southeastern United States) and three under construction in Illinois, Ohio and Pennsylvania. The Company owns all of the restaurants, except for one that is owned by a separate limited partnership ("Affiliated Partnership") in which the Company is the controlling general partner and nine which are franchised to unrelated parties (five in 2000). See Note 9 regarding the Company's operation of Ironwood Cafes.

At October 28, 2001, The Company was contractually committed to the lease or purchase of six new Max & Erma's restaurants. The estimated cost to complete these restaurants is approximately $9,700,000.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and the Affiliated Partnerships and Ironwood Cafe LLC (see Note 9). All significant intercompany transactions and balances have been eliminated.

CASH AND EQUIVALENTS -The Company considers all checking accounts, cash funds and highly liquid debt instruments with a maturity of less than three months at the date of purchase to be cash equivalents. All cash is principally on deposit with four banks.

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

                                                                    Years
--------------------------------------------------------------------------------
Buildings                                                          15 to 30
Leasehold improvements                                             10 to 15
Equipment and fixtures                                              3 to 15

OTHER ASSETS - Goodwill is amortized on a straight-line basis over 16-1/2 to 20 years which are the terms of the related restaurant leases, including renewal options. Deferred costs principally include debt issuance costs that relate to various debt agreements and are being amortized over the terms of the agreements.

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

ADVERTISING - The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was $2,970,000, $2,478,000, and $2,532,000 for fiscal 2001, 2000 and
1999, respectively.

CONTINGENT RENT - The Company expenses contingent rent based on gross sales on a quarterly basis.

INCOME TAXES - The Company is subject to federal, state, and local income taxes. Income taxes are provided for all taxable items included in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

NET INCOME PER SHARE - Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and stock options outstanding during the years presented.

SEGMENT - The Company presently operates in one segment as determined in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information".

FISCAL YEAR-END - The Company, its subsidiary and its Affiliated Partnerships each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal years 2001 and 2000 each contained 52 weeks, while fiscal 1999 contained 53 weeks.

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts may differ from these amounts.

COMMITMENTS AND CONTINGENCIES - The Company is involved in various claims and legal proceedings arising from the normal course of business. While the ultimate liability, if any, from these proceedings is presently indeterminable, in the opinion of management, these matters should not have a material adverse effect on the consolidated financial statements of the Company.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS - In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the

                                                  MAX & ERMA'S RESTAURANTS, INC.

purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company does not believe that the prospective adoption of this standard will have a material impact on its consolidated financial statements. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. Due to the adoption of SFAS No. 142, the Company will not amortize goodwill beginning in fiscal 2002. The total net book value of goodwill remaining at October 28, 2001 was $62,073. The goodwill amortization expense during fiscal 2001 was $31,037. Additionally, certain intangible assets that were previously amortized will be assessed for the useful life. Any intangibles deemed to have an indefinite life will no longer be amortized. These intangibles had a net book value of $1,003,688 as of October 28, 2001. Amortization expense on such assets during fiscal 2001 was $24,525.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." While this statement supercedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets to Be Disposed Of" it retains the fundamental provisions of SFAS No. 121 for recognition and impairments of assets to be held and used, and assets to be disposed of by sale. This statement is effective for the first quarter in the year ended October 27, 2002. The Company has not determined what the effect, if any, the adoption of this statement will have on its consolidated financial statements.

2. OWNERSHIP OF RESTAURANTS BY AFFILIATED PARTNERSHIPS One of the restaurants is owned by Affiliated Partnerships in which the Company is the general partner (two in 1998). One of the restaurants was closed in December 1998 (see Note 9). The Company accounts for this partnership under the equity method. As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnerships. During fiscal 2001, 2000 and 1999 the Company's share of the remaining partner- ship's profits and losses was approximately 60%. In 1999, the Company's share of the previous partnership profits and losses was approximately 40%. At October 28, 2001 no amounts were due to Affiliated Partners.

3. LONG-TERM OBLIGATIONS
Long-term obligations consist of the following:


                                            October 28,    October 29,
                                                   2001           2000
--------------------------------------------------------------------------------
Debt:
  Revolving credit agreement ...........    $ 2,241,585    $ 6,137,142
  Initial term loan ....................     20,000,000     22,400,000
  Secondary term loan ..................      4,800,000
  Capital leases .......................      1,193,523      1,339,479
                                            -----------    -----------
    Total debt .........................     28,235,108     29,876,621
Deferred gain on sale/leaseback (Note 4)      2,018,922      2,213,943
Accrued rent (Note 4) ..................      4,469,842      3,975,250
Interest rate protection agreement .....      1,467,000
                                            -----------    -----------
Total long-term obligations ............     36,190,872     36,065,814
Less current maturities of debt ........      3,962,907      2,591,331
                                            -----------    -----------
  Total long-term obligations -
  less current maturities ..............    $32,227,965    $33,474,483
                                            ===========    ===========

The Company's revolving credit agreement with a bank, as amended, permits it to borrow the lesser of $40,000,000 (the "Baseline Commitment") or the Residual Commitment (the "Secondary Term Loan"), equal to the Baseline Commitment less amounts outstanding under the Baseline Commitment as of October 31, 2000 (the "Initial Term Loan"). Amounts outstanding under the Baseline Commitment as of October 31, 2000 (referred to as the Initial Term Loan) are payable in quarterly installments of principal and interest through October 31, 2007. Amounts out-standing under the Secondary Term Loan are equal to the Baseline Commitment less the Initial Term Loan. Amounts outstanding under the Secondary Term Loan are payable in 24 quarterly installments of principal and interest commencing January 31, 2002 through October 31, 2007. Each loan bears interest at a fluctuating quarterly rate based upon the prime or LIBOR rate determined by the ratio of the Indebtedness of the Company to EBITDA of the Company (5.75% and 10.25% rate at October 28, 2001 and October 29, 2000, respectively). The agreement required the Company to enter into a $20,000,000 interest rate protection agreement. The Company must pay a quarterly commitment fee on the unused portion of the commitment and an annual agency fee. Substantially all of the Company's assets collateralize the credit agreement. Covenants of the revolving credit agreement require the Company to maintain certain financial ratios.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on October 29, 2000. Under this standard, all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to shareholders' equity through other comprehensive income. The interest rate protection agreement, as described below, had a fair value of $178,000 upon adoption.

The Company entered into a $20,000,000 interest rate protection agreement in fiscal 2000, as required by the revolving credit agreement described above, to manage its exposure to the variability of cash flows primarily related to the interest rate changes on borrowing costs. The Company pays the bank a quarterly fixed rate of 6.48% and receives a quarterly variable rate payment based on the LIBOR rate, capped at 7%. The agreement is designated as a cash flow hedge. Hedging effectiveness is assessed periodically by comparing the fair market value of the agreement to similar agreements maintained by the lending facility. The effective portion of periodic gains and losses of the contract are deferred in other comprehensive income until the transactions are recognized. Any portion of the contract that is ineffective is recognized in earnings immediately. The protection agreement had a total fair value of $1,467,000 at October 28, 2001 which is reflected as a long-term liability and accumulated other comprehensive income (net of taxes of $513,450, totaling $953,550). For the year ended October 28, 2001, the ineffective portion of the protection agreement was not material to the Company's consolidated financial statements. As the interest rate protection agreement is with a major bank, the Company does not expect to be subject to credit risk exposures.

In August 1994, the Company issued $10,384,000 of unsecured 8% convertible subordinated debentures due in 2004. In November 1998, the Company redeemed the $8,842,000 out- standing debentures by utilizing approximately $9,000,000 of

MAX & ERMA'S RESTAURANTS, INC.

borrowings under its bank credit agreement and recognized an extraordinary charge against income of $346,000, net of tax of $240,000 ($.11 per basic and diluted share) related to the write- off of unamortized debt issuance costs.


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

Future maturities of long-term debt obligations at October 28, 2001 are as follows (see Note 4 for maturities of other long-term obligations):

YEAR ENDING IN OCTOBER
--------------------------------------------------------------------------------
2002 ................................................     $ 3,800,000
2003 ................................................       4,112,079
2004 ................................................       4,149,439
2005 ................................................       4,149,439
2006 ................................................       4,149,439
Thereafter ..........................................       6,681,189
                                                          -----------
  TOTAL .............................................     $27,041,585
                                                          ===========

4. LEASES
The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from five to thirty years and expire between 2002 and 2025. The leases include renewal options for five to twenty additional years. Several leases require, in addition to the base rent, additional rent based on percentages of the restaurant's annual gross revenue, as defined. The Company is also obligated to pay certain real estate taxes, insurance, common area charges and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment and fixtures. Fourteen of the leases contain purchase options at fair market value.

The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from three to five years and expire through 2006. The Company is required to pay certain taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

The following is a summary of property under capital leases included in the accompanying consolidated balance sheets:

                                            October 28,         October 29,
                                                   2001                2000
--------------------------------------------------------------------------------
ASSET DESCRIPTION
Buildings................................   $ 1,045,000          $1,045,000
Equipment and fixtures...................       662,383             922,144
                                            -----------          ----------
  TOTAL..................................     1,707,383           1,967,144
Less accumulated depreciation............     1,176,320           1,254,473
                                            -----------          ----------
  NET....................................   $   531,063          $  712,671
                                            ===========          ==========

Future minimum lease payments under the capital leases and the present value of such payments at October 28, 2001 are as follows:

FISCAL YEAR:
--------------------------------------------------------------------------------
2002 .......................................................          $  260,880
2003 .......................................................             235,356
2004 .......................................................             235,356
2005 .......................................................             118,092
2006 .......................................................             108,727
Thereafter .................................................             900,000
                                                                      ----------
  TOTAL MINIMUM LEASE PAYMENTS .............................           1,858,411
Less amount representing interest ..........................             664,888
                                                                      ----------
Present value of minimum lease payments ....................           1,193,523
Less current maturities ....................................             162,907
                                                                      ----------
  TOTAL OBLIGATIONS UNDER CAPITAL LEASES-
  LESS CURRENT MATURITIES ..................................          $1,030,616
                                                                      ==========

At October 28, 2001, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:

FISCAL YEAR:
-------------------------------------------------------------------------------
2002 ..............................................  $  11,679,510
2003 ..............................................     11,209,679
2004 ..............................................     10,950,432
2005 ..............................................     10,479,805
2006 ..............................................      9,505,353
Thereafter ........................................     94,734,221
                                                     -------------
  Total ...........................................  $ 148,559,000
                                                     =============

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

In fiscal 2001, the Company entered into three sale-leaseback transactions with regard to the land, buildings, fixtures and improvements at three restaurant sites whereby the Company leases back the restaurant sites under operating leases over a twenty-year period. These transactions did not result in a significant gain or loss to the Company. The base annual rents of the leases will be adjusted by 7.50% every five years. The Company will receive a Rent Refund related to these leases to the extent the base annual rent increase exceeds 2.1 times the USCPI.

In fiscal 2000, the Company entered into three sale-leaseback transactions with regard to the land, buildings, fixtures and improvements at nine restaurant sites whereby the Company leases back the restaurant sites under operating leases over a twenty-year period. The transactions resulted in a deferred gain of $978,000. The deferred gain is being accreted to income as a reduction of rent expense over the twenty-year lease term. The base annual rents of two of the leases will be adjusted by the lesser of 5.0% or seven times the average increase in the USCPI during the previous two years. The base annual rents of four of the leases will be adjusted by the lesser of 5.0% or seven times the average increase in the USCPI during the previous five years. The base annual rents of three of the leases will be adjusted by 7.50% every five years. The Company will receive a Rent Refund

                                                  MAX & ERMA'S RESTAURANTS, INC.

related to these three leases to the extent the base annual rent increase exceeds 2.1 times the USCPI.

At October 28, 2001, the Company has unused equipment lease commitments totaling $2,950,000, generally expiring in one year.

Rent expense, including common area charges but excluding taxes, insurance and other expenses related to all operating leases, consists of the following:

                                           2001            2000            1999
--------------------------------------------------------------------------------
Minimum rent ...................    $12,427,997     $10,038,829     $ 8,063,362
Contingent rent based on
  percentage of gross
  revenue ......................         78,640          89,514          82,131
                                    -----------     -----------     -----------
  TOTAL ........................    $12,506,637     $10,128,343     $ 8,145,493
                                    ===========     ===========     ===========

Rent expense in 1999 included amounts paid to related parties of $149,921. The Company also has agreements with a partnership in which an outside director of the Company is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain restaurants. Under the agreements, the Company has received games revenue averaging approximately $125,000 per year over the last three years.

5. INCOME TAXES
The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                        2001             2000             1999
--------------------------------------------------------------------------------
Provision (benefit)
  at statutory rate ..........   $ 1,056,000      $   (72,000)     $   187,000
State income taxes-
  net of Federal benefit .....       156,000          (10,000)          34,000
Jobs related tax credit ......       (65,000)         (45,000)         (54,000)
FICA tax credit ..............      (464,000)        (403,000)        (351,000)
Correction of prior year taxes                         62,000
Other-net ....................        33,000           28,000           40,000
                                 -----------      -----------      -----------
  TOTAL (BENEFIT) ............   $   716,000      $  (440,000)     $  (144,000)
                                 ===========      ===========      ===========
Effective Income Tax Rate
  (benefit) ..................          23.0%          (207.2)%          (26.2)%
                                 ===========      ===========      ===========

The tax effects of significant items comprising the Company's net deferred tax asset at October 28, 2001 and October 29, 2000 are as follows:

                                                        2001               2000
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES)
Rent expense .............................       $ 1,517,000        $ 1,334,000
Depreciation .............................         1,286,000            940,000
Deferred gain ............................           955,000            985,000
FICA tax credit ..........................                               92,000
Officers' benefit ........................           292,000            231,000
Interest rate swap .......................           513,000
Partnerships .............................            82,000
Other ....................................            52,000             76,000
                                                 -----------        -----------
  TOTAL DEFERRED TAX ASSETS ..............         4,697,000          3,658,000
                                                 -----------        -----------
Prepaid insurance ........................           (11,000)           (11,000)
Other ....................................                              (79,000)
                                                 -----------        -----------
  TOTAL DEFERRED TAX LIABILITIES .........           (11,000)           (90,000)
                                                 -----------        -----------
NET DEFERRED TAX ASSET ...................       $ 4,686,000        $ 3,568,000
                                                 ===========        ===========

6. STOCK OPTION AND BONUS PLANS
In effect at October 28, 2001 are the 1992 and 1996 Stock Option Plans (collectively the "Plans"). Options granted under the Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the Plans are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors. The Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 and 400,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are generally first exercisable three years after the date of grant and expire six years after the date of grant, according to the terms of each option. At October 28, 2001, 217,100 shares under option were exercisable and 3,050 shares were reserved for future grants under the 1992 Stock Option Plan. Under the 1996 Stock Option Plan, 267,500 shares under option were exercisable and 2,500 shares were reserved for future grants at October 28, 2001.

The Company provides for the payment of bonuses in cash and/or common stock pursuant to the 1996 Employee Incentive Stock Purchase and Manager Bonus Plan (the "1996 Bonus Plan"). During fiscal 2001, 2000, and 1999, 6,523, 38,748, and
19,417 shares, respectively, were issued under the 1996 Bonus Plan, at a weighted average fair value of $8.38, $7.83, and $6.82, respectively. Early in fiscal 2001, the Company terminated this plan. During 2001, 2000 and 1999, the Company recognized compensation expense of $54,662, $303,223 and $132,521, respectively, related to the granting of shares under these plans at less than fair market value at the date of grant.

The following summarizes the stock option transactions:

                                                                       WEIGHTED
                                                                        AVERAGE
                                                     NUMBER OF         EXERCISE
                                                       OPTIONS            PRICE
--------------------------------------------------------------------------------
Balance, October 25, 1998 ..................           753,050        $    7.20
Granted ....................................            71,000             7.29
Exercised ..................................            (3,800)           (6.35)
Cancelled ..................................           (55,600)           (6.97)
                                                      --------         --------
Balance, October 31, 1999 ..................           764,650             7.22
Granted ....................................            55,200             8.34
Exercised ..................................           (48,200)           (7.39)
Cancelled ..................................           (71,550)           (7.41)
                                                      --------         --------
Balance, October 29, 2000 ..................           700,100             7.28
Granted ....................................            53,000            10.30
Exercised ..................................          (134,800)           (6.98)
Cancelled ..................................            (7,500)           (7.16)
                                                      --------         --------
Balance, October 28, 2001 ..................           610,800        $    7.61
                                                      ========         ========

At October 28, 2001, October 29, 2000, and October 31, 1999 options exercisable under the Company's stock option plans totaled 484,600, 507,900 and 555,050, respectively, and had a weighted average option price per share of $7.26, $7.37, and $7.44, respectively. Exercise prices for options totaling 136,000 and 474,800 at October 28, 2001 ranged from $9.09 to $11.00 and


MAX & ERMA'S RESTAURANTS, INC.

$5.94 to $8.69, respectively. The weighted average contractual life of these options is 5.0 and 2.5 years, respectively. At October 28, 2001, 83,000 and 401,600 shares are exercisable at a weighted average exercise price of $9.99 and $6.71, respectively.

The 1992 and 1996 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. In fiscal 2001, 59,824 shares were tendered for the exercise of 89,000 options. In fiscal 2000, 4,086 shares were tendered for the exercise of 4,675 options. No such options were exercised in fiscal 1999. During fiscal 2001 and 2000 the Company repurchased 21,663 and 6,300 shares of common stock at the fair market value from certain officers at a cost of $216,422 and $54,638, respectively.

SFAS No. 123, "Accounting for Stock-Based Compensation" defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in a note to the financial statements pro-forma net income and earnings per share as if the Company had applied the new method of accounting. The Company applies APB No. 25 in accounting for its stock-based compensation plans. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, for options granted in fiscal 1996 through 2001, net income and earnings per share would have been as follows:

                                             2001          2000           1999
--------------------------------------------------------------------------------
Net Income (Loss):
  As reported ....................   $  2,391,100    $  182,605     $  140,759
                                     ------------    ----------     ----------
  Pro forma ......................   $  2,089,228    $  (12,639)    $ (115,342)
                                     ------------    ----------     ----------
Basic Earnings (Loss) per share:
  As reported ....................   $       1.00    $      .07     $      .04
                                     ------------    ----------     ----------
  Pro forma ......................   $        .88    $     (.01)    $     (.03)
                                     ------------    ----------     ----------
Diluted Earnings (Loss) per share:
  As reported ....................   $        .93    $      .07     $      .04
                                     ------------    ----------     ----------
  Pro forma ......................   $        .82    $     (.01)    $     (.03)
                                     ------------    ----------     ----------

The following weighted average assumptions were used in the option pricing model: a risk free interest rate of 4.80%, 5.95%, and 6.21% for 2001, 2000 and 1999, respectively; an expected life of the options of five to ten years; no expected dividend yield and a volatility factor of 25.0%, 30.0% and 30.5% in 2001, 2000 and 1999, respectively. The weighted average per share fair value of the options granted in 2001, 2000 and 1999 was $4.91, $3.49 and $2.98, respectively.

Due to the inclusion of only 1996 through 2001 option grants, the effects of applying SFAS No. 123 may not be representative of the pro forma impact in future years.

7. EMPLOYEE BENEFIT PLANS
Max & Erma's 401(k) Savings Plan and Trust allows employees who have attained age 21 and have completed one year of service to defer receipt of a portion of their compensation and contribute such amounts to various investment funds. The Company matches a percentage of the employees' contributions.

The Company adopted a Deferred Compensation Plan effective January 1, 1999 to provide a tax deferred compensation to a select group of management or highly compensated employees of the Company through deferrals of cash compensation and Company related contributions. Participants in the plan may contribute up to 25% of their compensation. Employer contributions are permitted up to the first four percent of compensation the participant has contributed in combination with the Company's 401(k) Savings Plan and Trust. Employer contributions are fully vested after five years of service. The fair value of the investment included in other assets and offsetting liability was approximately $307,000 at October 28, 2001.

Total expense for these plans for 2001, 2000 and 1999 was approximately $186,000, $161,000 and $206,000, respectively.

8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of cash and equivalents, receivables, accounts and construction payables, and accrued liabilities at October 28, 2001 and October 29, 2000 approximate their fair value due to the short-term maturities of these items.

The carrying amount of the Company's long-term debt and interest rate protection agreement approximated their fair values at October 28, 2001 and October 29, 2000. The fair value of the Company's long-term debt is estimated based on the current interest rates offered for debt of the same remaining maturities. The fair value of the Company's interest rate protection agreement is based on quoted market values offered for agreements for the same or similar agreements.

9. LOSS ON DISPOSITION OF ASSETS
During fiscal 2000 the Company recorded a $2,461,000 loss on the disposition of assets. The loss consisted of the closing of the Flats in Cleveland, Ohio and the Greenville, South Carolina restaurants. During fiscal 2000, the Flats and Greenville restaurants recorded operating losses, excluding the above-mentioned provision, of approximately $246,000 and $301,000, respectively.

During fiscal 1999 the Company recorded a $2,000,000 loss on the closing and/or sale of its three Ironwood Cafe restaurants. A $700,000 loss was recorded in the second quarter related to the closing of the original Ironwood Cafe restaurant. In the fourth quarter the Company recorded a loss of $1,300,000 related to the closing of the remaining two restaurants. The $1,300,000 expense principally consists of impairment of property costs associated with such restaurants which never achieved profitable sales levels and, accordingly, was included in accumulated depreciation and amortization of property at October 31, 1999. The Company disposed of the properties in fiscal 2000. During fiscal 1999 the Ironwood Cafe restaurants recorded operating losses, excluding the above-mentioned provisions, of approximately $468,000.


                                                  MAX & ERMA'S RESTAURANTS, INC.

                          INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND DIRECTORS OF MAX & ERMA'S RESTAURANTS, INC.:

We have audited the accompanying consolidated balance sheets of Max & Erma's Restaurants, Inc. and subsidiaries as of October 28, 2001 and October 29, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. and subsidiaries at October 28, 2001 and October 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Columbus, Ohio
December 4, 2001


                      MAX & ERMA'S OFFICERS AND DIRECTORS

WILLIAM E. ARTHUR, Director, Partner, Porter, Wright, Morris & Arthur  TODD B. BARNUM, Chairman of the Board, Chief
-------------------------------------------------------------------------------------------------------------------------

Executive Officer, President and Director  ROGER D. BLACKWELL, Director, Professor of Marketing, The Ohio State
-------------------------------------------------------------------------------------------------------------------------

University  BONNIE J. BRANNIGAN, Vice President of Marketing and Planning  MARK F. EMERSON, Chief Operating Officer
-------------------------------------------------------------------------------------------------------------------------

and Director  LARRY B. FOURNIER, Vice President of Development  THOMAS R. GREEN, Director, Chief Executive Officer,
-------------------------------------------------------------------------------------------------------------------------

Lancaster Pollard & Company  GREGORY L. HEYWOOD, Regional Vice President of Operations  CHRISTOPHER S. HOLGATE,
-------------------------------------------------------------------------------------------------------------------------

Vice President of Real Estate  ROBERT A. LINDEMAN, Vice President of Franchising  MICHAEL D. MURPHY, Director, Private
-------------------------------------------------------------------------------------------------------------------------

Investor  WILLIAM C. NIEGSCH, JR., Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director
-------------------------------------------------------------------------------------------------------------------------

ROBERT A. ROTHMAN, Director, Managing Partner, Amusement Investment Company
-------------------------------------------------------------------------------------------------------------------------


MAX & ERMA'S RESTAURANTS, INC.

                       SELECTED QUARTERLY FINANCIAL DATA

                                                                                Diluted
                         Total   Income Before                 Net        Earnings(Loss)                   Stock Price
(Thousands, except    Revenues    Income Taxes        Income(Loss)             Per Share              High             Low
per share data)
2001
First Quarter ....    $ 42,979        $    876            $    630               $   .25         $    9.13        $   8.38
Second Quarter ...      32,646             875                 645                   .26              9.85            8.50
Third Quarter ....      33,056             849                 642                   .25             11.75            9.00
Fourth Quarter ...      32,407             507                 474                   .18             11.80            9.30
                      --------        --------            --------               -------         ---------        --------
YEAR .............    $141,088        $  3,107            $  2,391               $   .93         $   11.80        $   8.38
                      ========        ========            ========               =======         =========        ========

2000
First Quarter ....    $ 36,159        $    788            $    505(2)            $   .19         $    8.00        $   6.63
Second Quarter ...      28,451             675                 475                   .18              9.00            8.00
Third Quarter ....      29,805             738                 521                   .20              9.00            8.25
Fourth Quarter ...      29,750          (2,413)(1)          (1,318)                 (.52)             9.25            8.38
                      --------        --------            --------               -------         ---------        --------
YEAR .............    $124,165        $   (212)(1)        $    183(2)            $   .07         $    9.25        $   6.63
                      ========        ========            ========               =======         =========        ========


(1) Income before income taxes for the fourth quarter of 2000 was reduced by $2,461,000 related to the closing and sale of two under-performing Max & Erma's restaurants.

(2) Net income for the first quarter of 2000 was reduced by an extraordinary charge of $45,000 net of tax ($.02 per diluted share) related to the write-off of unamortized loan fees.

      The Company's common stock trades on the NASDAQ National Market under the symbol MAXE. At November 30, 2001 there were 753 stockholders of record of the Company's common stock. The closing price for the Company's common stock at October 28, 2001 was $10.50.

                           SAHAREHOLDER INFORMATION
QUARTERLY CALENDAR:
Max & Erma's operates on a fiscal year ending on the last Sunday in October. Quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year-end.

Fiscal 2000                Quarter-End Dates
--------------------------------------------
1st quarter                February 17, 2002
2nd quarter                May 12, 2002
3rd quarter                August 4, 2002
4th quarter                October 27, 2002

DIVIDENDS:
The Company paid no cash dividends in fiscal 1999, 2000 or 2001. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.

GENERAL COUNSEL:
Porter, Wright, Morris & Arthur
Columbus, Ohio

AUDITORS:
Deloitte & Touche LLP
Columbus, Ohio

STOCK TRANSFER AGENT AND REGISTRAR:
National City Bank
Corporate Trust Administration
P.O. Box 94915
Cleveland, OH 44101-4915
216-222-2644

Stockholders are advised to notify the Transfer Agent of changes in address or problems regarding missing or incorrect dividends or stock certificates.

 ANNUAL SHAREHOLDERS MEETING:
April 11, 2002, 9:30 a.m.
Max & Erma's Corporate Office
4849 Evanswood Drive
Columbus, Ohio 43229

10-K REPORT:
Stockholders may obtain, without cost, a copy of Form 10-K for the Company's fiscal year ended October 28, 2001, by writing to:
William C. Niegsch, Jr.
Max & Erma's Restaurants, Inc.
P.O. Box 297830
4849 Evanswood Drive
Columbus, Ohio 43229

                              RESTAURANT LOCATIONS
Akron, Ohio
Atlanta, Georgia
         Dunwoody
         Gwinnett
Ann Arbor, Michigan
Charlotte, North Carolina
         Huntersville
         University Place
Chicago, Illinois
         Arlington Heights
         Burr Ridge
         Cantera
         Deerpark
         Gurnee
         Hoffman Estates
         Vernon Hills
         Woodridge
Cincinnati, Ohio
         Eastgate -
         Hyde Park
         Kenwood
         Union Center
         Wilmington -
Cleveland, Ohio
         Cleveland Hopkins-
           International Airport -
         Mentor -
         Middleburg Heights
         Solon
         Tiedeman Road -
         Westlake
Columbus, Ohio
         City Center
         Crowne Plaza
         Dublin
         Easton -
         Gahanna
         German Village
         Hilliard
         Polaris
         Port Columbus
            International Airport -
         Reynoldsburg
         Route 161 at U.S. 71
         Sawmill Road
         Upper Arlington
Dayton, Ohio
         Beavercreek
         Dayton Mall
         Miller Lane
         Dayton Airport -
Detroit, Michigan
         Auburn Hills -
         Birmingham
         Canton
         Farmington Hills
         Livonia
         Novi
         Rochester Hills
         Sterling Heights
Erie, Pennsylvania
Grand Rapids, Michigan
         Grandville
         Woodland Mall
Green Bay, Wisconsin -
Indianapolis, Indiana
         Castleton
         Carmel
         College Park
         Eagle Creek
         Greenwood
Lansing, Michigan -
Lexington, Kentucky
         Beaumont Centre
         Man O' War
Louisville, Kentucky
         Hurstbourne
         Prospect
         The Summit -
Nashville, Tennessee
         Brentwood -
Niles, Ohio
Norfolk, Virginia
Pittsburgh, Pennsylvania
         Cranberry
         Downtown Pittsburgh
         Fox Chapel
         Gibsonia -
         Monroeville
         Parkway West
         Peters Township -
         Shadyside
         South Hills
St. Louis, Missouri
         Downtown -
         Mid Rivers Mall -
Toledo, Ohio
         Maumee
         Ohio Turnpike(2) -
         Sylvania -

         o Franchised Locations opened
           or under development
         - Locations under development

[MAX & ERMA'S LOGO]