Form 10-K, Exhibit 13
period 2002-10-27
MAX & ERMAS RESTAURANTS INC
filed 2003-01-16
CIK 706471

EXHIBIT 13

                     THE HOMETOWN FAVORITE FOR THIRTY YEARS!

                                    [PHOTOS]

               2002 Annual Report Max & Erma's Restaurant's, Inc.

                               [MAX & ERMA'S LOGO]

                                      [MAP]

[PHOTOS]                                                     [MAX & ERMA'S LOGO]

THE COMPANY

The first Max & Erma's restaurant opened in 1972 in Columbus. Max & Erma's President and CEO Todd Barnum and business partner Barry Zacks purchased the bar from Max & Erma Visocnik. The sales contract was scratched out on a cocktail napkin.

Their goal was simple: Serve the best gourmet hamburgers in America.

Thirty years later, we're still serving the best hamburgers in America, but much has changed in the process. Max & Erma's has grown up and is a formidable competitor in the casual dining market in the Midwest and the Southeast. At year end, we had 79 company and franchise restaurants operating under the banner of the "Hometown Favorite." We have a strong presence in our hometown of Columbus, as well as Atlanta, Charlotte, Chicago, Cincinnati, Cleveland, Dayton, Detroit, Grand Rapids, Indianapolis, Lexington, Louisville, Pittsburgh and Toledo.

Max & Erma's has built a loyal clientele by offering outstanding service and quality, fresh food. We make our onion rings and cheese skewers from scratch. Our meat, fish and poultry is fresh, never frozen, including our Friday and Saturday Special, deep-fried Jumbo Shrimp.

Our Apple Pie is made from a recipe we purchased from an Ohio State Fair
Champion.

The goal of our menu creation is to develop food that people crave, such as our new, hot chocolate chunk cookies. We focus on customer service and live up to the company purpose statement: We are here to help our guests enjoy their dining experience so they can't wait to come back.

A civic-minded company, Max and Erma's lives up to its vision, "the Hometown Favorite." The company is traded on the NASDAQ National Market System under the symbol, MAXE.



                                                                    THIRTY YEARS

                              FINANCIAL HIGHLIGHTS

                                                             2002            2001  Percent Change
FOR THE YEAR
Revenues .........................................   $151,991,152    $141,087,617          + 7.7%
Operating Income .................................      6,638,366       5,726,198          +15.9%
Income Before Income Taxes .......................      4,498,149       3,107,100          +44.8%
Income Taxes .....................................      1,210,000         716,000          +69.0%
Net Income .......................................      3,288,149       2,391,000          +37.5%
Net Income Per Diluted Share .....................           1.27            0.93          +36.6%
Diluted Shares Outstanding .......................      2,590,613       2,562,019          + 1.1%
Capital Expenditures .............................   $ 17,794,067    $ 13,544,455          +31.4%


AT YEAR END
Total Assets .....................................   $ 61,971,430    $ 54,932,967          +12.8%
Long-Term Obligations Less Current Maturities ....     36,862,008      32,227,965          +14.4%
Stockholders' Equity .............................     11,357,882       9,201,875          +23.4%
Number of Restaurants ............................                                         + 9.8%
  Company-Owned ..................................             67              61          + 9.8%
  Franchised .....................................             12               9          +33.3%
Number of Employees ..............................          4,892           4,495          + 8.8%


PERFORMANCE RATIOS
Restaurant Profit Margin .........................           12.3%           11.4%
Operating Profit Margin ..........................            4.4%            4.1%
Net Profit Margin ................................            2.2%            1.7%
Return on Beginning Assets .......................            6.0%            4.3%
Return on Beginning Equity .......................           35.7%           38.0%



                                    CONTENTS

(1)  Financial Highlights    (2) Letter to Shareholders            (5) Selected Financial Data         (6) Management's Discussion
                                                                                                           and Analysis
(10) Financial Statements   (15) Notes to Financial Statements    (20) Independent Auditors' Report   (21) Selected Quarterly
                                                                       Financial Data


                              MAX & ERMA'S PURPOSE

             We are here to help our guests enjoy their total dining
                   experience so they can't wait to come back.

TO OUR SHAREHOLDERS

                                                                         [PHOTO]

It scarcely seems possible, but by the time you read this, Max & Erma's will be in its fourth decade of operation. Dec. 27, 2002, was the 30th anniversary of the opening of our first restaurant in the German Village area of Columbus, Ohio.

What a wonderful adventure it has been. When I think of all we've accomplished, I can't help but smile like a proud parent. We have grown, matured, stumbled at times, but ultimately succeeded beyond my wildest dreams. In fact, I marvel at the scope of our company and the amazing talent that, in my opinion, has made Max & Erma's the best casual dining restaurant in the country.

And, that's not just talk. The numbers back it up. Last year, Max & Erma's enjoyed another record year.

For example:

o For the second year in a row, we recorded record net income, earnings per share and revenues.

o Our same store sales increased by almost 1 percent. (This, on top of a 2.3 percent increase the previous year, and 3.9 percent the year before that.)

o Our franchise business continued to boom. We now have commitments that will take us to 39 franchised restaurants.

I'm not surprised by all of this, really. We are the Hometown Favorite for a reason. We offer great food in a great atmosphere at a fair price. But mostly, it's because of the talented and capable working associates in our restaurants.

And, that makes our future even brighter.

REVENUES

For the second consecutive year, we set new records for revenues in 2002, reaching $152 million. This represents an increase of 8 percent over the 2001 total of $141.1 million, which follows a 14 percent increase in 2001. I expect revenue growth to be between 10 and 15 percent in 2003.

Max & Erma's has now recorded 14 consecutive quarters of positive same-store sales. That would be a phenomenal accomplishment in a good economy. Given the soft economy and challenging times, it is even more notable.

The strength of our concept has enabled Max & Erma's to be resilient during a slow economy. Our average check remains just over $10. We are able to maintain these positive numbers because of our loyal customer base and a wait staff that continues to treat our guests in such a friendly manner that they can't wait to come back.

EARNINGS

Net income in 2002 also reached an all-time high of $3.3 million, a 38 percent increase over the 2001 mark of $2.4 million. This translates into net income per diluted share of $1.27, a 37 percent increase over the 2001 EPS of $.93 per diluted share. Operating income reached $6.6 million, an increase of 16 percent over the $5.7 million in 2001.

Marketing strategies are continually fine- tuned, and advertising expenditures decreased to 1.9 percent of sales during 2002, versus 2.1 percent during 2001.

NEW LOCATIONS

This was, without question, our best year ever for new openings.

We opened six company restaurants in 2002, and each averaged nearly $3 million. This is a testament to our site and real estate departments, our marketing department, and validation that we are the "Hometown Favorite" in all of your markets.

The new restaurants were in Chicago, Cleveland, Columbus, Pittsburgh, Detroit and Lansing, Michigan. The Lansing opening represents our introduction to a new market.

Our 13th Columbus restaurant was opened at Easton Town Center. We are very excited about the prospects of operating in this high-end shopping complex.

In 2003, we expect to open company-owned restaurants in Louisville, Kentucky, Detroit, Cleveland, Cincinnati and Columbus and Toledo.

                   DEAR SHAREHOLDER:

                   TODD IS TOO MODEST TO MENTION THIS IN HIS
                   LETTER, SO ALLOW ME TO TELL YOU THAT IN 2002, TODD WAS NAMED ONE OF THE TOP 10 BEST PERFORMING RESTAURANT EXECUTIVES IN THE NATION BY RESTAURANT BUSINESS MAGAZINE. IT WAS THE SECOND YEAR IN A ROW THAT TODD HAS BEEN NAMED TO THE LIST'S TOP 10. IT IS QUITE AN HONOR AND DESERVED RECOGNITION FOR THE WONDERFUL JOB HE HAS DONE FOR MAX & ERMA'S.

                   THANKS AND CONGRATULATIONS, TODD.

                   BONNIE BRANNIGAN;

                   VP OF MARKETING AND STRATEGIC PLANNING

FRANCHISE OPERATIONS

December 2002 also marked the fifth anniversary of our first franchise restaurant at Port Columbus International Airport. Like a jet at the airport, our franchise operation has taken off at supersonic speeds. Franchise restaurant fees and royalties totaled $834,000 in 2002, a 64 percent increase over 2001. Our projections indicate similar growth in 2003.

During fiscal 2002, we opened our second franchise restaurant in St. Louis, and entered new markets in Evansville, Ind., and Wilmington, Ohio. The number of franchise restaurants at year-end was 12, with agreements for an additional 27 restaurants already signed.

The impending opening of franchise operations in the Scranton-Wilkes-Barre area, and the Pocono area of eastern Pennsylvania, coupled with the November 2002 opening of the Downingtown restaurant in suburban Philadelphia, strengthen our move toward the East Coast.

We hope to have commitments for 15-20 additional franchised restaurants in 2003 and we're looking at such areas as Virginia and Tennessee for expansion. Early in fiscal 2003, we opened the new markets of Downingtown, and Edinburgh, Ind. Restaurants scheduled for 2003 openings include Cleveland-Hopkins Airport, Cincinnati International Airport, Green Bay, Wis., and Oaks and Wilkes-Barre, Pa.

We are excited about our franchise operation, yet our expansion plans must proceed with quality growth. The quality and service of the franchise restaurants must meet the high expectations of our brand.

MENU

We are always seeking ways to improve the guest experience at Max & Erma's. This is true especially for our menu, and 2002 was an exciting year for new items. Our hot, chocolate chunk cookies--baked fresh and served hot--were a big hit when they were introduced last year. We also introduced:
   Grilled Salmon Burger   o Soft Pretzel Sticks Tuscan Chicken
   o BBQ Chicken Salad Bourbon Burger  o Portabella Burger

We began experimenting with a new, simplified menu design at several of our restaurants. As usual, we supplemented our regular menu with three seasonal menus. We continue to test new items looking for that perfect menu. We will probably never get there but we are darn close.

LOOKING FORWARD

I recently saw a young girl wearing a T-shirt extolling the virtues of her high school basketball team. It read: Our future's so bright, I gotta wear shades.

I haven't bought new sunglasses, yet, but that's the way I feel about the future of Max & Erma's. From where I'm sitting, our future is looking very bright, indeed.

We are financially solid, and poised to make further inroads in our established markets, as well as venturing into new areas to spread our quality brand with both company and franchise restaurants. While the stock market struggled in 2002, Wall Street watched the value of Max & Erma's stock reach an all-time high of $17.93 shortly after fiscal year-end.

Our management team is the best in the industry and our food is second to none.

And, our customers are delighted with our service and menu. They tell us so in the hundreds of letters and e-mails that are sent to our headquarters each year.

Yes, the future is bright.

Maybe I better go invest in those shades.


/s/ TODD R. BARNUM

Todd R. Barnum
President and CEO

                                     [PHOTO]

                        FOR THE SECOND CONSECUTIVE YEAR,
                    WE SET NEW RECORDS FOR REVENUES IN 2002.

                             SELECTED FINANCIAL DATA

(In Thousands, except per share                October 27    October 28    October 29    October 31    October 25    October 26
  and other data and ratios)                         2002          2001          2000          1999          1998          1997
    RESULTS OF OPERATIONS
    Revenues ................................  $  151,991    $  141,088    $  124,165    $  108,640    $  100,531    $   91,626
    Operating Income ........................       6,638         5,726         2,196         2,331         5,243         5,967
    Interest Expense ........................       2,082         2,619         2,293         1,672         1,839         2,704
    Income (Loss) Before Income Taxes .......       4,498         3,107          (212)          550         3,322         3,173
(1) Extraordinary Loss ......................                                     (45)         (346)
    Cumulative Effect of
(2) Accounting Change .......................                                                  (207)
    Net Income ..............................       3,288         2,391           183           141         2,337         2,225
    Proforma Net Income Assuming
(3) Retroactive Change ......................                                                   348         2,390         2,313
    Depreciation and Amortization ...........       5,659         5,405         5,211         4,899         5,868         5,839
    Capital Expenditures ....................      17,794        13,544        22,775        14,250        10,016        10,381

    PER DILUTED SHARE DATA
(1) Extraordinary Loss ......................                              $     (.02)   $     (.11)
    Cumulative Effect of
(2) Accounting Change .......................                                                  (.06)
    Net Income ..............................  $     1.27    $      .93    $      .07    $      .04    $      .55    $      .53
    Proforma Net Income Assuming
(3) Retroactive Change ......................                                                   .10           .57           .55
    Average Shares Outstanding ..............       2,591         2,562         2,629         3,350         4,226         4,206

    FINANCIAL POSITION
    Cash and Equivalents ....................  $    3,407    $    2,351    $    2,762    $    1,319    $    2,151    $    1,149
    Working Capital Deficit .................      (8,102)       (9,120)       (7,404)       (6,271)       (2,632)       (4,290)
    Property-Net ............................      47,693        42,803        43,654        46,841        38,097        58,084
    Total Assets ............................      61,971        54,933        55,201        54,897        45,958        63,956
    Long-Term Obligations
     (Less Current Maturities) ..............      36,862        32,228        33,474        33,914        20,010        36,359
    Stockholders' Equity ....................      11,358         9,202         8,170        10,878        18,648        19,969

    OTHER DATA AND RATIOS
    Average Restaurant Sales ................  $    2,369    $    2,350    $    2,335    $    2,239    $    2,140    $    2,174
    Same-Store Sales Increase (Decrease) ....          .9%          2.3%          3.9%           .2%          (.7)%          .4%
    Company-Owned Restaurants
     in Operation at Year End ...............          67            61            56            53            49            44
    Restaurant Profit Margin ................        12.3%         11.4%         11.2%         11.9%         12.3%         12.8%
    Operating Profit Margin .................         4.4%          4.1%          1.8%          2.1%          5.2%          6.5%
    Long-Term Debt-to-Equity Ratio ..........         3.2           3.5           4.1           3.1           1.1           1.8
    Market Price Per Share at Year End ......  $    14.00    $    10.50    $     8.38    $     6.63    $     6.38    $     6.31
    Price Earnings Ratio (High/Low) .........    12.4/8.3      12.7/9.0           N/M           N/M     14.8/10.7      13.9/9.4
    Return on Beginning Assets ..............         6.0%          4.3%           .3%           .3%          3.7%          3.8%
    Return on Beginning Equity ..............        35.7%         38.0%          1.7%           .8%         11.7%         12.4%

(1) Fiscal 2000 and 1999 include the impact, net of tax, of the write-off of unamortized debt issuance costs related to the early extinguishment of the long-term obligations.

(2) Fiscal 1999 includes the cumulative effect of a change in accounting principal, net of tax, due to the expensing of preopening costs in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

(3) Proforma amounts in fiscal years 1999, 1998 and 1997 reflect the amounts the Company would have reported had all preopening costs been expensed as incurred prior to the adoption of SOP 98-5 (see 2 above)


                         MAX & ERMA'S RESTAURANT'S, INC.

                       MANAGEMENT'S DICUSSION AND ANALYSIS

REVENUE

Revenues for 2002 increased $10.9 million or 7.7% from 2001. The increase was a result of i) the opening of six Max & Erma's restaurants during 2002, ii) the opening of five Max & Erma's restaurants during 2001, iii) a $1.1 million or 0.9% increase in sales at restaurants opened 18 months or more (exclusive of a restaurant located in a mall undergoing reconstruction and a restaurant where freeway construction severely limited access) and iv) a 64% increase in franchise fees and royalties from $508,000 in 2001 to $834,000 for 2002.

Revenues for 2001 increased $16.9 million or 13.6% from 2000. The increase was primarily a result of i) opening five Max and Erma's restaurants during 2001,
ii) opening seven Max & Erma's restaurants during 2000, and iii) a $2.4 million or 2.3% increase in sales at restaurants opened 18 months or more. These factors offset the closing of two underperforming Max & Erma's restaurants during the fourth quarter of 2000.

The increase in same-store sales of 0.9% and 2.3% for the last two years was primarily a result of an annual increase of 3 to 5 percent in the average per person guest check which was partially offset by a 2 to 3 percent decline in customer counts. The increase in average guest check is primarily a result of an annual 2 to 3% price increase, coupled with a shift to and introduction of moderately higher priced menu items. The Company's policy is to increase prices moderately twice a year in an effort to maintain or improve margins. The decline in customer counts is primarily a result of reduced couponing and discounting. Over the past two to three years the Company has shifted its marketing emphasis away from discounting and mass media and toward a local store relationship-based marketing, targeting the communities immediately around each of its restaurants. While customer counts have declined, the Company believes it has replaced a significant portion of non-paying coupon customers with paying customers.

The Company anticipates revenue growth of 10 to 12 percent in 2003 due primarily to the planned opening of six to seven Company-owned restaurants and the addition of six to seven franchised restaurants. Three Company-owned restaurants were under construction at October 27, 2002 and should open during the first half of 2003. Two other sites were under contract.

The Company anticipates a continued increase in franchise fees and royalties. At October 27, 2002, twelve franchised restaurants were in operation as compared to nine at October 28, 2001 and five at October 29, 2000. At October 27, 2002, two franchised restaurants were under construction and subsequently opened early in the first quarter of 2003 in Downingtown, Pennsylvania and Edinburgh, Indiana. The Company anticipates the opening of an additional four to five franchised restaurants during the remainder of 2003. At October 27, 2002, the Company had five multi-unit franchise agreements signed, requiring the development of an additional 23 restaurants over the next nine years plus single unit agreements for the opening of restaurants in the Cleveland and Cincinnati, Ohio airports.

OPERATING INCOME

The following table sets forth the Company's operating income as a percentage of revenues:


                                      October 27     October 28     October 29
                                            2002           2001           2000
                                      ----------     ----------     ----------
Revenues ..........................        100.0%         100.0%         100.0%
Cost of Goods Sold ................        (24.5)         (25.4)         (25.2)
Payroll & Benefits ................        (32.3)         (32.3)         (32.6)
Other Operating Expenses ..........        (30.4)         (30.6)         (30.3)
Preopening Costs ..................         (0.4)          (0.3)          (0.7)
Administrative Expenses ...........         (8.0)          (7.3)          (7.4)
Loss on Disposition of Assets .....           --             --           (2.0)
                                      ----------     ----------     ----------
Operating Income ..................          4.4%           4.1%           1.8%
                                      ==========     ==========     ==========

Cost of goods sold, as a percentage of revenues, increased slightly from 25.2% for 2000 to 25.4% for 2001 due to higher beef, dairy and seafood costs, which offset a 2% to 3% price increase during 2001. Cost of goods sold, as a percentage of revenues, declined from 25.4% for 2001 to 24.5% for 2002 as all inventory cost categories declined to more normal levels. Additionally, menu prices increased approximately 2% during 2002.

Payroll and benefits, as a percentage of revenues, decreased from 32.6% for 2000 to 32.3% for both 2001 and 2002. The decline was a result of opening fewer restaurants in 2001 and 2002, the closing of two lower sales volume restaurants in 2000 and a leveling off of wage rates in 2001 and 2002.

Other operating expenses, as a percentage of revenues, increased slightly from 30.3% for 2000 to 30.6% for 2001 and then declined to 30.4% for 2002. The increase from 2000 to 2001 was primarily a result of higher natural gas prices and increased equipment leasing expense associated with a new point of sale register system. These increases offset reduced costs for kitchen cleaning and paper supplies. The decrease from 2001 to 2002 was a result of reduced advertising and utility costs which more than offset slightly higher occupancy costs.

Preopening costs, as a percentage of revenues, decreased from 0.7% in 2000 to 0.3% in 2001 and then increased to 0.4% in 2002. The variation in this expense is a result of the number and timing of restaurant openings each year. The Company opened seven, five and six restaurants in 2000, 2001 and 2002 respectively.



                         MAX & ERMA'S RESTAURANT'S, INC.

Administrative expenses, as a percentage of revenues, remained relatively stable in 2000 and 2001 at 7.4% and 7.3%, respectively, and then increased to 8.0% for 2002. The increase from 2001 to 2002 was due to the fact that the growth in administrative expenses exceeded the growth in revenues from 2001 to 2002. In dollar terms, administrative expenses increased 10.3% from 2000 to 2001 and 18.0% from 2001 to 2002. The increases were due to raises for corporate personnel and additional personnel to support the Company's growth and franchise growth. Additionally, the increase from 2001 to 2002 was a result of significantly higher performance-based bonus expense in 2002 as unit level profit margins improved by a full percentage point. Excluding bonus expense of $1,768,000 and $950,000 in 2002 and 2001, respectively, administrative expenses increased 11% from 2001 to 2002.

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

INTEREST EXPENSE

Interest expense increased 14% from $2,293,000 in 2000 to $2,619,000 in 2001 and then declined 20% to $2,082,000 in 2002.

The increase from 2000 to 2001 was a result of borrowings for the repurchase of the Company's common stock which occurred in late 2000 and, to a lesser extent, into 2001. The Company repurchased 424,000 shares and 82,000 shares of its common stock in 2000 and 2001, respectively, at a total cost of $4,352,000. Additional interest expense related to the additional borrowings to purchase stock was partially offset by lower interest rates on the revolving portion of the Company's credit facility. The interest rate on the term note portion of the Company's credit facility was essentially fixed at 9.9% through the use of an interest rate swap. The interest rate on the revolving portion decreased from 10.25% at October 29, 2000 to 5.75% at October 28, 2001.

During 2002, the Company purchased an additional 133,000 shares of its common stock at a cost of $1,782,000. Despite borrowings related to the purchase of this stock, interest expense fell during 2002 due to declines in market interest rates and a decline in the interest rate calculated under its credit agreement. The reduced interest rate was due to improved financial performance of the Company. At October 28, 2001, outstanding borrowings under the Company's credit agreement totaled approximately $27.0 million, with the interest rate fixed at 9.9% on approximately $17.0 million and variable at 5.75% on the remaining balance. At October 27, 2002, outstanding borrowings under the credit agreement had increased to $28.8 million. However, the fixed interest rate portion had declined to approximately $15.0 million dollars at an interest rate of 9.5%. The interest rate on the remaining $13.8 million had declined to 5.0% at October 27, 2002.

The Company's interest rate is based upon the ratio of bank indebtedness to earnings before interest, taxes, depreciation and amortization, which had been in excess of 2.5 to 1 since inception of the current loan agreement. If the ratio falls below 2.5 to 1, the Company's interest rate would be reduced to LIBOR plus 3 percent or prime plus .25 percent. If the ratio falls below 2.0 to 1, the interest rate would be reduced further to LIBOR plus 2.5 percent or prime minus .25 percent. Based upon results for the year ended October 28, 2001, the interest was reduced to LIBOR plus 3 percent and prime plus .25 percent at the start of fiscal 2002 on the term loan and revolving credit portions of the credit agreement, respectively. The Company believes the interest rates under its credit agreement should remain at or below those rates during 2003.

Through the end of 2002, the Company repurchased approximately 2.2 million shares of its common stock under various purchase repurchase authorizations of its Board of Directors. The shares were repurchased because the Company believes that the market price of its common shares since late 1998 presented an attractive opportunity. The repurchases have significantly increased the relative percentage ownership of all shareholders who elected not to sell their shares. At October 27, 2002, 119,000 shares remained available for repurchase under the current authorization, which authorization expired October 31, 2002. The Company capitalized $654,000, $382,000 and $412,000 of construction period interest during 2000, 2001 and 2002 respectively.

INCOME TAXES

During fiscal 2000, the Company reported an income tax credit of $440,000. The credit is primarily associated with the FICA tax on tips credit and losses related to the closing of restaurants. During 2001 and 2002, the Company reported net income before taxes more in line with or above historical levels. At higher levels of pre-tax income the FICA tax on tips credit had a lesser effect on the Company's effective tax rate, which was reported at 23% and 27% for 2001 and 2002, respectively. The Company expects its effective tax rate to remain at or below 30%.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital ratio increased from .3 to 1 at October 28, 2001 to .4 to 1 at October 27, 2002. Historically the Company has been able to operate with a working capital deficiency because i) restaurant operations are primarily conducted



                         MAX & ERMA'S RESTAURANT'S, INC.

on a cash basis, ii) high turnover (about once every 10 days) permits limited investment in inventory, and iii) trade payables for food purchases usually become due after receipt of cash from the related sales.

During 2002, the Company expended approximately $17,794,000 for property additions, $56,930,000 to reduce long-term obligations, $1,782,000 to repurchase approximately 133,000 shares of its common stock and increased cash on hand $1,056,000. Funds for such expenditures were provided primarily by $58,551,000 from proceeds of long-term obligations, $7,561,000 from the sale of restaurant real estate, $1,489,000 from landlord construction allowance, $9,908,000 from operations, and $422,000 from the sale of stock. The Company routinely draws down and repays its revolving credit line, the gross amounts of which are included in the above numbers.

The Company intends to open six to seven Max & Erma's restaurants during fiscal 2003. At October 27, 2002, the Company was contractually committed to the lease or purchase of five new Max & Erma's restaurants. At October 27, 2002 three restaurants were under construction and the Company was in the process of obtaining approvals and permits on the other two. Five additional sites had been approved and were in some stage of negotiations. The estimated cost to complete the five sites that the Company was contractually committed at October 27, 2002, is approximately $8.2 million.

Funding for new restaurants is expected to be provided by cash flow from operations, the sale-leaseback of real estate, equipment leasing and the Company's revolving credit line. All of the Company's assets secure borrowings under its revolving credit agreement. At October 27, 2002, the Company had approximately $2.6 million available through March 31, 2003 under a sale-leaseback commitment for one property and $5.8 million under its $12.8 million revolving credit agreement. The Company expects to obtain equipment lease commitments and a commitment for additional sale leaseback financing for 2003. The Company believes such commitments will be available on terms similar to prior commitments.

During the second quarter of 2002, the Company amended its revolving credit agreement. Under the amended agreement $23.0 million remains payable at the rate of $600,000 quarterly for 12 quarters. The remaining $12.8 million will be available on a revolving basis through February 1, 2005. Both the term and revolving credit loans have provisions for extension of maturity dates and conversion to fully amortized term loans.

Management believes that the major portion of future restaurant development costs will be provided by sale-leaseback transactions and, to the extent necessary, cash flow from operations, and that remaining cash flow from operations will be sufficient to meet debt repayment schedules.

The Company leases certain land, building and equipment under various operating lease agreements. The initial lease terms range from three to thirty years and expire between 2003 and 2025. In several cases, the Company is obligated to pay additional rent based upon percentages of the restaurant's annual gross revenue. The Company is also obligated to pay taxes, insurance, common area charges and other expenses related to the leased properties.

At October 27, 2002, the Company was committed to the following minimum rental payments under noncancellable operating leases:

2003 ....................   $ 13,274,661
2004 ....................     13,119,027
2005 ....................     12,648,914
2006 ....................     11,453,211
2007 ....................     10,935,356
Thereafter ..............    102,883,123
                            ------------
TOTAL ...................   $164,314,292
                            ============

Management believes that funding for the above minimum rental payments will be available out of cash flow from operations.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of this standard did not have a material impact on the Company's consolidated financial statements. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. Due to the adoption of SFAS No. 142, the Company no longer amortizes goodwill beginning in fiscal 2002. The total net book value of goodwill remaining at October 27, 2002 and October 28, 2001 was $62,073. The goodwill amortization expense during fiscal 2001 was $31,037. The total net book value of assets deemed to have an indefinite life, principally liquor licenses, was $1,124,785 and $1,003,688 at October 27, 2002 and October 28, 2001.
Amortization expense on such assets during fiscal 2001 was $24,525.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Asset." While this statement supercedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets to Be Disposed of," it retains the fundamental provisions of SFAS No. 121 for recognition and impairments of assets to be held and used, and assets to be disposed of by sale. The adoption of this statement in the first quarter of fiscal 2002 did not have a material impact on the consolidated financial statements.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections" will be effective for fiscal years beginning after May 15, 2002 (fiscal year ending October 26, 2003 for the Company). The standard rescinds FASB Statements No. 4 and 64 that deal with issues



                         MAX & ERMA'S RESTAURANT'S, INC.

relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies SFAS No. 13, "Accounting for Leases," so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. The adoption of SFAS No. 145 will not have a significant effect on the Company's results of operations or its financial position.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. SFAS No. 146 changes the timing of when companies recognize costs associated with exit or disposal activities, so that the costs would generally be recognized when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, and could result in the Company recognizing the costs of future exit or disposal activities over a period of time as opposed to a single event.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Operations and Financial Condition discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity.

DERIVATIVE INSTRUMENTS

The Company utilizes interest rate swap agreements to manage interest rate exposure on floating-rate obligations. It does not use derivative instruments unless there is an underlying exposure and, therefore, does not use derivative instruments for trading or speculative purposes. The evaluation of hedge effectiveness is subject to assumptions based on the terms and timing of the underlying exposures. All derivative instruments are recognized in the Consolidated Balance Sheets at fair value.

ASSET IMPAIRMENTS

The Company reviews each restaurant to ascertain whether property and equipment, goodwill, and other intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows.

SAME-STORE SALES

The Company discloses certain information regarding the performance of certain restaurants in operation at least 18 consecutive months in its management's discussion and analysis. Management excludes restaurants from this calculation that do not meet this definition. In addition, restaurants are excluded when unusual events or circumstances outside the Company's control significantly change the business of the restaurant.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "plan," "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Forward-looking statements in this MD&A include statements regarding the replacement of coupon customers with paying customers (paragraph 3), anticipated revenue growth from the opening of new restaurants (paragraph 4), increased franchise fees and royalties (paragraphs 5 and 21), anticipated opening of franchised restaurants (paragraphs 4 and 5), the belief that the interest rate under the Company's credit agreement will remain at or below 2002's interest rate (paragraph 16), the belief that the market price of the Company's common shares is an attractive investment opportunity (paragraph 17), the expectation that the Company's effective tax rate will remain at or below 30% (paragraph
18), the estimated costs and sources of funds to complete new restaurants (paragraphs 21, 22 and 23), the belief that equipment and real estate lease commitments can be obtained and at terms similar to prior commitments (paragraph
22) and the belief that funding for future operating lease payments will be available out of cash flow from operations (paragraph 23).

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



                         MAX & ERMA'S RESTAURANT'S, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                                          October 27     October 28
                                                                                                2002           2001
                                                                                        ------------
ASSETS
CURRENT ASSETS:
Cash and equivalents ................................................................   $  3,406,702   $  2,350,828
Receivables:
  Trade and other ...................................................................        222,163        172,315
  Franchise .........................................................................        231,204        222,656
                                                                                        ------------   ------------
    Total receivables ...............................................................        453,367        394,971
Inventories .........................................................................      1,096,228      1,032,202
Supplies ............................................................................        390,626        319,139
Prepaid expenses ....................................................................        252,948        236,475
Deferred income taxes ...............................................................         50,000         50,000
                                                                                        ------------   ------------
    TOTAL CURRENT ASSETS ............................................................      5,649,871      4,383,615

PROPERTY-AT COST:
Land and buildings ..................................................................     21,919,734     17,500,447
Leasehold improvements ..............................................................     32,941,623     29,663,003
Equipment and fixtures ..............................................................     23,412,392     20,535,584
Construction in progress ............................................................      1,843,001      3,319,505
                                                                                        ------------   ------------
  Total .............................................................................     80,116,750     71,018,539
Less accumulated depreciation and amortization ......................................     32,423,502     28,215,548
                                                                                        ------------   ------------
    PROPERTY-NET ....................................................................     47,693,248     42,802,991

OTHER ASSETS:
Goodwill (less accumulated amortization, 2002 and 2001 -- $863,629) .................         62,073         62,073
Deferred costs (less accumulated amortization, 2002 -- $91,752; 2001 -- $89,610) ....        410,939        418,433
Deferred income taxes ...............................................................      6,134,000      5,481,000
Miscellaneous (less accumulated amortization, 2002 and 2001 -- $144,415) ............      2,021,299      1,784,855
                                                                                        ------------   ------------
    TOTAL OTHER ASSETS ..............................................................      8,628,311      7,746,361
                                                                                        ------------   ------------

TOTAL ...............................................................................   $ 61,971,430   $ 54,932,967
                                                                                        ============   ============

See notes to consolidated financial statements.



                         MAX & ERMA'S RESTAURANT'S, INC.

                           CONSOLIDATED BALANCE SHEETS


                                                           October 27          October 28
                                                                 2002                2001
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term obligations ...........  $  2,548,008        $  3,962,907
Accounts payable ......................................     2,959,413           2,703,232
Construction payables .................................     1,637,420           1,122,995
Accrued liabilities:
   Payroll and related taxes ..........................     2,877,095           2,259,361
   Taxes, other than income taxes .....................     1,622,281           1,549,979
   Interest ...........................................       567,046             673,175
   Utilities ..........................................       656,005             551,955
   Other ..............................................       884,272             679,524
                                                         ------------        ------------
      Total accrued liabilities .......................     6,606,699           5,713,994
                                                         ------------        ------------
      TOTAL CURRENT LIABILITIES                            13,751,540          13,503,128

LONG-TERM OBLIGATIONS-
   Less current maturities ............................    36,862,008          32,227,965

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Preferred stock- $.10 par value; authorized
   500,000 shares, none outstanding
   Common stock- $.10 par value; authorized
   2002 and 2001-- 5,000,000 shares;
   issued and outstanding: 2002--2,346,798 shares;
   2001--2,407,766 shares .............................       234,680             240,777
   Accumulated other comprehensive income(loss) .......      (794,290)           (953,550)
   Retained earnings ..................................    11,917,492           9,914,647
                                                         ------------        ------------
      TOTAL STOCKHOLDERS' EQUITY ......................    11,357,882           9,201,874
                                                         ------------        ------------

TOTAL .................................................  $ 61,971,430        $ 54,932,967
                                                         ============        ============


See notes to consolidated financial statements.


                         MAX & ERMA'S RESTAURANT'S, INC.

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                    YEAR ENDED

                                                   October 27        October 28         October 29
                                               (52 weeks)2002    (52 weeks)2001    (52 weeks) 2000
REVENUES ....................................   $ 151,991,152      $ 141,087,617      $ 124,164,626
                                                -------------      -------------      -------------

OPERATING EXPENSES:
Cost of goods sold ..........................      37,268,754         35,871,497         31,228,909
Payroll and benefits ........................      49,112,987         45,625,890         40,446,043
Other operating expenses ....................      46,259,347         43,195,294         37,683,846
Administrative expenses .....................      12,107,314         10,260,669          9,284,870
Preopening costs ............................         604,384            408,069            863,719
Loss on disposition of assets ...............                                             2,461,000
                                                -------------      -------------      -------------
   TOTAL OPERATING EXPENSES .................     145,352,786        135,361,419        121,968,387
                                                -------------      -------------      -------------
OPERATING INCOME ............................       6,638,366          5,726,198          2,196,239

INTEREST EXPENSE ............................       2,082,461          2,619,098          2,293,125

MINORITY INTERESTS IN INCOME OF
   AFFILIATED PARTNERSHIPS ..................          57,756                               115,509
                                                -------------      -------------      -------------

INCOME (LOSS) BEFORE INCOME TAXES ...........       4,498,149          3,107,100           (212,395)
                                                -------------      -------------      -------------

INCOME TAXES:
State and local
   Current ..................................         450,000            351,000            193,000
   Deferred (credit) ........................        (105,000)          (133,000)          (208,000)
Federal
   Current ..................................       1,498,000          1,085,000            570,000
   Deferred (credit) ........................        (633,000)          (587,000)          (995,000)
                                                -------------      -------------      -------------
      TOTAL INCOME TAXES (CREDIT) ...........       1,210,000            716,000           (440,000)
                                                -------------      -------------      -------------

INCOME BEFORE EXTRAORDINARY ITEM ............   $   3,288,149      $   2,391,100      $     227,605

EXTRAORDINARY LOSS
   (net of tax benefits of $28,000) .........                                               (45,000)
                                                -------------      -------------      -------------
NET INCOME ..................................   $   3,288,149      $   2,391,100      $     182,605
                                                =============      =============      =============


INCOME PER SHARE BEFORE EXTRAORDINARY LOSS:
Basic .......................................   $        1.41      $        1.00      $         .09
                                                =============      =============      =============
Diluted .....................................   $        1.27      $         .93      $         .09
                                                =============      =============      =============

EXTRAORDINARY LOSS PER SHARE:
Basic and Diluted ...........................                                         $        (.02)
                                                =============      =============      =============
NET INCOME PER SHARE:
Basic .......................................   $        1.41      $        1.00      $         .07
                                                =============      =============      =============
Diluted .....................................   $        1.27      $         .93      $         .07
                                                =============      =============      =============
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic .......................................       2,333,618          2,385,485          2,525,816
                                                =============      =============      =============
Diluted .....................................       2,590,613          2,562,019          2,628,954
                                                =============      =============      =============

See notes to consolidated financial statements.



                         MAX & ERMA'S RESTAURANT'S, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY


                                                                                   ACCUMULATED
                                                                                         OTHER
                                           COMMON STOCK            ADDITIONAL    COMPREHENSIVE          RETAINED
                                     SHARES            AMOUNT         CAPITAL           INCOME          EARNINGS           TOTAL
BALANCE, OCTOBER 31, 1999         2,746,737      $    274,674                                       $ 10,603,766    $ 10,878,440
Issuance of stock
   through option and
   bonus plans                       86,632             8,663    $    641,304                                            649,967
Shares repurchased                 (423,966)          (42,397)       (641,304)                        (2,857,759)     (3,541,460)
Net income                                                                                               182,605         182,605
                                  ---------      ------------    ------------     ------------      ------------    ------------

BALANCE, OCTOBER 29, 2000         2,409,403           240,940                                          7,928,612       8,169,552
Issuance of stock
   through option and
   bonus plans, including
   $44,802 related
   tax benefit                       80,764             8,077                                            382,037         390,114
Shares repurchased                  (82,401)           (8,240)                                          (787,102)       (795,342)
Comprehensive income:
   Change in fair value of
      interest rate
      protection agreement,
      net of income tax                                                           $   (953,550)                         (953,550)
   Net income                                                                                          2,391,100       2,391,100
                                                                                                                    ------------
      Comprehensive income                                                                                             1,437,550
                                  ---------      ------------    ------------     ------------      ------------    ------------

BALANCE, OCTOBER 28, 2001         2,407,766           240,777                         (953,550)        9,914,647       9,201,874
Issuance of stock through
   option and bonus plans,
   including $68,587 related
   tax benefit                       72,194             7,219                                            483,221         490,440
Shares repurchased                 (133,162)          (13,316)                                        (1,768,525)     (1,781,841)
Comprehensive income:
   Change in fair value of
      interest rate
      protection agreement,
      net of income tax                                                                159,260                           159,260
   Net income                                                                                          3,288,149       3,288,149
                                                                                                                    ------------
      Comprehensive income                                                                                             3,447,409
                                  ---------      ------------    ------------     ------------      ------------    ------------

BALANCE, OCTOBER 27, 2002         2,346,798      $    234,680    $                $   (794,290)     $ 11,917,492    $ 11,357,882
                                  =========      ============    ============     ============      ============    ============

See notes to consolidated financial statements


                         MAX & ERMA'S RESTAURANT'S, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                         YEAR ENDED

                                                                        October 27        October 28        October 29
                                                                    (52 weeks)2002    (52 weeks)2001   (52 weeks) 2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ......................................................     $  3,288,149      $  2,391,100      $    182,605
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization ................................        5,658,987         5,404,865         5,211,193
   Deferred income tax credit ...................................         (738,000)         (720,000)       (1,203,000)
   Accretion of deferred sale/leaseback gain ....................         (126,267)         (126,267)         (111,216)
   Minority interests in income of Affiliated Partnership .......           57,756                             115,509
   Loss on disposition of assets ................................                                            2,461,000
   Loss (gain) on property disposals ............................          237,107           206,773           (41,289)
   Issuance of common stock as compensation
      through manager bonus plan ................................                             54,662           303,223
   Extraordinary item ...........................................                                               45,000
   Changes in assets and liabilities:
      Receivables, inventories, supplies and prepaids ...........         (210,382)          428,983          (899,523)
      Other assets ..............................................           42,082          (127,494)          272,836
      Accounts payable, accrued and other liabilities ...........        1,698,632           381,334         1,138,799
                                                                      ------------      ------------      ------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES ..............        9,908,064         7,893,956         7,475,137
                                                                      ------------      ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions ..............................................      (17,794,067)      (13,544,455)      (22,774,862)
Proceeds from lease incentives ..................................        1,488,506
Additions to other assets .......................................         (222,637)         (110,420)         (331,171)
Proceeds from the sale of property ..............................        7,561,291         7,509,397        20,395,786
                                                                      ------------      ------------      ------------
         NET CASH USED IN INVESTING ACTIVITIES ..................       (8,966,907)       (6,145,478)       (2,710,247)
                                                                      ------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term obligations ..................      (56,930,032)      (57,319,322)      (59,257,303)
Proceeds from long-term obligations .............................       58,550,801        55,677,805        59,358,707
Debt issue costs ................................................          (88,291)          (38,285)         (113,168)
Proceeds from exercise of stock options .........................          421,836           294,738           383,400
Distributions to minority interests in Affiliated Partnership ...          (57,756)                           (115,509)
Cash paid for purchase of common stock ..........................       (1,781,841)         (774,428)       (3,578,119)
                                                                      ------------      ------------      ------------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ....          114,717        (2,159,492)       (3,321,992)
                                                                      ------------      ------------      ------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS .................        1,055,874          (411,014)        1,442,898

CASH AND EQUIVALENTS AT BEGINNING OF YEAR .......................        2,350,828         2,761,842         1,318,944
                                                                      ------------      ------------      ------------

CASH AND EQUIVALENTS AT END OF YEAR .............................     $  3,406,702      $  2,350,828      $  2,761,842
                                                                      ============      ============      ============

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
   Interest-net of $412,096 $381,713, and $654,394
      capitalized in 2002, 2001 and 2000 ........................     $  2,168,555      $  2,789,665      $  1,638,975
   Income taxes .................................................        1,976,537         1,098,628         1,232,302
Noncash activities:
   Property additions financed by construction payables .........        1,637,420         1,122,995         2,484,455
   Deferred gain from sale/leaseback of property ................                                              978,344

See notes to consolidated financial statements.


                         MAX & ERMA'S RESTAURANT'S, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 27, 2002, OCTOBER 28, 2001 AND OCTOBER 29, 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES DESCRIPTION OF BUSINESS--Max & Erma's Restaurants, Inc. and subsidiary (the "Company") owns and operates restaurants under the trade name "Max & Erma's - Neighborhood GatheringPlace." At October 27, 2002, there are 67 Max & Erma's restaurants in operation (61 at October 28, 2001) (principally located in the Midwestern United States) and five under construction in Kentucky (1), Ohio (3) and Pennsylvania (1). The Company owns all of the restaurants, except for one that is owned by a separate limited partnership ("Affiliated Partnership") in which the Company is the controlling general partner and twelve, which are franchised to unrelated parties (nine in 2001).

At October 27, 2002, the Company was contractually committed to the lease or purchase of five new Max & Erma's restaurants. The estimated cost to complete these restaurants is approximately $8,200,000.

CONSOLIDATION--The consolidated financial statements include the accounts of the Company and the Affiliated Partnership. All significant intercompany transactions and balances have been eliminated.

CASH AND EQUIVALENTS--The Company considers all checking accounts, cash funds and highly liquid debt instruments with a maturity of less than three months at the date of purchase to be cash equivalents. All cash is principally on deposit with four banks.

INVENTORIES--Inventories are valued at the lower of cost, using the first-in, first-out (FIFO) method, or market, and consist of food and beverages.

PREOPENING COSTS--The Company expenses such costs as they are incurred in accordance with Statement of Position No. 98-5 "Reporting on the Costs of Start-up Activities."

DEPRECIATION AND AMORTIZATION OF PROPERTY--Depreciation and amortization of property are computed generally using the straight-line method based on the estimated useful lives of the assets or the terms of the leases as follows:


                                             Years
                                             -----
Buildings .............................  15 to 30
Leasehold improvements ................  10 to 15
Equipment  and fixtures ...............   3 to 15

LEASEHOLD IMPROVEMENTS--Leasehold improvements reimbursed by the landlord through construction allowances are capitalized as leasehold improvements with the construction allowances recorded as deferred lease incentives. Such leasehold improvements and related deferred lease incentives are amortized on a straight-line basis over the lesser of the life of the asset or the lease term.

OTHER ASSETS--In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," goodwill is no longer amortized (See Recently Issued Financial Accounting Standards). Deferred costs include debt issuance costs that relate to various debt agreements and are being amortized over the terms of the agreements. Miscellaneous assets principally consist of liquor license costs which are no longer amortized in accordance with SFAS No. 142.

ASSET IMPAIRMENTS--Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether property and equipment, goodwill, and other intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows. Due to high start-up costs and lower sales volumes associated with new restaurants, the Company's policy is to delay its determination of impairment losses for assets at restaurants opened for less than three years. See Note 9 regarding provision for impairment of assets at October 29, 2000.

ADVERTISING--The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was $2,863,000, $2,970,000 and $2,478,000 for fiscal 2002, 2001 and 2000, respectively.

CONTINGENT RENT--The Company expenses contingent rent based on a quarterly gross sales basis.

INCOME TAXES--The Company is subject to Federal, state and local income taxes. Income taxes are provided for all taxable items included in the consolidated statements of income in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

NET INCOME PER SHARE--Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and dilutive stock options outstanding during the years presented.

SEGMENT--The Company presently operates in one segment as determined in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."

FISCAL YEAR-END--The Company and its Affiliated Partnership each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal years 2002, 2001 and 2000 each contained 52 weeks.

ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these amounts.

COMMITMENTS AND CONTINGENCIES--The Company is involved in various claims and legal proceedings arising from the normal course of business. While the ultimate liability, if any, from these proceedings is presently indeterminable, in the opinion of management, these matters should not have a material adverse effect on the consolidated financial statements of the Company.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS--In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of this standard did



                         MAX & ERMA'S RESTAURANT'S, INC.

not have a material impact on the Company's consolidated financial statements. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. Due to the adoption of SFAS No. 142, the Company no longer amortizes goodwill beginning in fiscal 2002. The total net book value of goodwill remaining at October 27, 2002 and October 28, 2001 was $62,073. The goodwill amortization expense during fiscal 2001 was $31,037. The total net book value of assets deemed to have an indefinite life, principally liquor licenses, was $1,124,785 and $1,003,688 at October 27, 2002 and October 28, 2001, respectively. Amortization expense on such assets during fiscal 2001 was $24,525.

In August 2001, the FASB issued SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." While this statement supercedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets to Be Disposed Of," it retains the fundamental provisions of SFAS No. 121 for recognition and impairments of assets to be held and used, and assets to be disposed of by sale. The adoption of this statement in the first quarter of fiscal 2002 did not have a material impact on the consolidated financial statements.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" will be effective for fiscal years beginning after May 15, 2002 (fiscal year ending October 26, 2003 for the Company). The standard rescinds FASB Statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies SFAS No. 13, "Accounting for Leases," so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. The adoption of SFAS No. 145 will not have a significant effect on the Company's results of operations or its financial position.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. SFAS No. 146 changes the timing of when companies recognize costs associated with exit or disposal activities, so that the costs would generally be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, and could result in the Company recognizing the costs of future exit or disposal activities over a period of time as opposed to a single event.

RECLASSIFICATIONS--Certain 2001 and 2000 amounts have been reclassified to conform to the 2002 classification.

2. OWNERSHIP OF RESTAURANT BY AFFILIATED PARTNERSHIP One of the restaurants is owned by an Affiliated Partnership in which the Company is the general partner. As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnership. During fiscal 2002, 2001 and 2000, the Company's share of the remaining partnership's profits and losses was approximately 60%. At October 27, 2002 no amounts were due to Affiliated Partners.

3. LONG-TERM OBLIGATIONS Long-term obligations consist of the following:


                                                   OCTOBER 27,       OCTOBER 28,
                                                         2002              2001
                                                 ------------      ------------
Debt:
   Revolving credit agreement ..............     $  7,025,257      $  2,241,585
   Amended term loan .......................       21,800,000
   Initial term loan .......................                         20,000,000
   Secondary term loan .....................                          4,800,000
   Capital leases ..........................        1,030,616         1,193,523
                                                 ------------      ------------
      Total debt ...........................       29,855,873        28,235,108
Deferred gain on sale/leaseback (Note 4) ...        1,892,655         2,018,922
Deferred lease incentives (Note 1) .........        1,473,764
Accrued rent (Note 4) ......................        4,647,921         4,162,398
Interest rate protection agreement .........        1,221,984         1,467,000
Deferred Compensation Plan .................          317,819           307,444
                                                 ------------      ------------
   TOTAL LONG-TERM OBLIGATIONS .............       39,410,016        36,190,872
Less current maturities of debt ............       (2,548,008)       (3,962,907)
                                                 ------------      ------------
   TOTAL LONG-TERM OBLIGATIONS -
   LESS CURRENT MATURITIES .................     $ 36,862,008      $ 32,227,965
                                                 ============      ============

The Company's credit agreement with a bank, as amended on April 30, 2002, permitted it to borrow on a term loan with an original principal amount of $23,000,000 ("Amended Term Loan"). Amounts outstanding under the Amended Term Loan are payable in 12 quarterly installments of principal of $600,000 plus interest through February 1, 2005. In addition, the Company has available a revolving commitment ("Revolving Credit Agreement") of $12,800,000. Both the term and revolving credit loans have provisions for extension of maturity dates and conversion to fully amortized term loans. Beginning with the fiscal year ending October 26, 2003, the Company may be required to make excess cash flow payments, not to exceed $500,000, to reduce outstanding principal balances provided the Company meets certain net income requirements. The Company's borrowings under the amended credit agreement were utilized to pay off its prior year Initial and Secondary Term Loans in their entirety. Each loan bears interest at a fluctuating quarterly rate based upon the prime or LIBOR rate determined by the ratio of the Indebtedness of the Company to EBITDA of the Company (5.00% and 5.75% rate at October 27, 2002 and October 28, 2001, respectively). The agreement required the Company to enter into a $20,000,000 interest rate protection agreement. The Company must pay a quarterly commitment fee on the unused portion of the commitment and an annual agency fee. Substantially all of the Company's assets collateralize the credit agreement. Covenants of the credit agreement require the Company to maintain certain financial ratios.

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

The Company entered into a $20,000,000 interest rate protection agreement in fiscal 2000, as required by the credit agreement described above, to manage its exposure to the variability of cash flows primarily related to the interest rate changes on borrowing costs. The Company pays the bank a quarterly fixed rate of 6.48% and receives a quarterly variable rate payment based on the LIBOR rate, capped at 7%. The agreement is designated as a cash flow



                         MAX & ERMA'S RESTAURANT'S, INC.

hedge. Hedging effectiveness is assessed periodically by comparing the fair market value of the agreement to agreements with terms similar to the lending facility. The effective portion of periodic gains and losses of the contract are deferred in other comprehensive income until the transactions are recognized. Any portion of the contract that is ineffective is recognized in earnings immediately. The protection agreement had a total fair value of $1,222,000 at October 27, 2002 which is reflected as a long-term liability and accumulated other comprehensive income (net of taxes of $427,710, totaling $794,290). For the years ended October 27, 2002 and October 28, 2001, the ineffective portion of the protection agreement was not material to the Company's consolidated financial statements. As the interest rate protection agreement is with a major bank, the Company does not expect to be subject to credit risk exposures.

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

Future maturities of long-term debt obligations at October 27, 2002 are as follows (see Note 4 for maturities of other long-term obligations):


YEAR ENDING IN OCTOBER
----------------------
2003 ..........................  $ 2,400,000
2004 ..........................    2,400,000
2005 ..........................   10,858,590
2006 ..........................    5,266,667
2007 ..........................    5,266,667
Thereafter ....................    2,633,333
                                 -----------
TOTAL .........................  $28,825,257
                                 ===========

4. LEASES

The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from five to thirty years and expire between 2003 and 2025. The leases include renewal options for five to twenty additional years. Several leases require, in addition to the base rent, additional rent based on percentages of the restaurant's annual gross revenue, as defined. The Company is also obligated to pay certain real estate taxes, insurance, common area charges and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment and fixtures.

The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from three to five years and expire through 2007. The Company is required to pay certain taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

The following is a summary of property under capital leases included in the accompanying consolidated balance sheets:


                                           OCTOBER 27,       OCTOBER 28,
                                                  2002              2001
                                           -----------       -----------
ASSET DESCRIPTION
Buildings .............................    $ 1,045,000       $ 1,045,000
Equipment and fixtures ................        621,812           662,383
                                           -----------       -----------
   TOTAL ..............................      1,666,812         1,707,383
Less accumulated amortization .........     (1,282,174)       (1,176,320)
                                           -----------       -----------
   NET ................................    $   384,638       $   531,063
                                           ===========       ============

Future minimum lease payments under the capital leases and the present value of such payments at October 27, 2002 are as follows:


FISCAL YEAR:
------------
2003 ......................................... $   235,356
2004 .........................................     235,356
2005 .........................................     118,092
2006 .........................................     108,727
2007 .........................................      90,000
Thereafter ...................................     810,000
                                               -----------
   TOTAL MINIMUM LEASE PAYMENTS ..............   1,597,531
Less amount representing interest ............    (566,915)
                                               -----------
Present value of minimum lease payments ......   1,030,616
Less current maturities ......................    (148,008)
                                               -----------
   TOTAL OBLIGATIONS UNDER CAPITAL
   LEASES- LESS CURRENT MATURITIES ........... $   882,608
                                               ===========

At October 27, 2002, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:


FISCAL YEAR:
------------
2003 .......................................... $ 13,274,661
2004 ..........................................   13,119,027
2005 ..........................................   12,648,914
2006 ..........................................   11,453,211
2007 ..........................................   10,935,356
Thereafter ....................................  102,883,123
                                                ------------
TOTAL ......................................... $164,314,292
                                                ============

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

In both fiscal 2002 and 2001, the Company entered into three sale-leaseback transactions with regard to the land, buildings, fixtures and improvements at six restaurant sites whereby the Company leases back the restaurant sites under operating leases over a twenty-year period. These transactions did not result in a significant gain or loss to the Company. Generally, the base annual rents of the leases will be adjusted by 7.50% every five years. The Company will receive a Rent Refund related to these leases to the extent the base annual rent increase exceeds 2.1 times the USCPI.

In fiscal 2000, the Company entered into three sale-leaseback transactions with regard to the land, buildings, fixtures and improvements at nine restaurant sites whereby the Company leases back the restaurant sites under operating leases over a twenty-year period. The transactions resulted in a deferred gain of $978,000. The deferred gain is being accreted to income as a reduction of rent



                         MAX & ERMA'S RESTAURANT'S, INC.

expense over the twenty-year lease term. The base annual rents of two of the leases will be increased by the lesser of 5.0% or seven times the average increase in the USCPI during the previous two years. The base annual rents of four of the leases will be increased by the lesser of 5.0% or seven times the average increase in the USCPI during the previous five years. The base annual rents of three of the leases will be increased by 7.50% every five years. The Company will receive a Rent Refund related to these three leases to the extent the base annual rent increase exceeds 2.1 times the USCPI.

Rent expense, including common area charges but excluding taxes, insurance and other expenses related to all operating leases, consists of the following:


                                            2002           2001            2000
                                        -----------     -----------     -----------
Minimum rent ......................     $14,077,701     $12,427,997     $10,038,829
Contingent rent based on
   percentage of gross
   revenue ........................         103,571          78,640          89,514
                                        -----------     -----------     -----------
   TOTAL ..........................     $14,181,272     $12,506,637     $10,128,343
                                        ===========     ===========     ===========

The Company has agreements with a partnership in which an outside director of the Company is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain restaurants. Under the agreements, the Company has received games revenue averaging approximately $122,000 per year over the last three years.

5. INCOME TAXES

The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:


                                           2002              2001              2000
                                        -----------       -----------       -----------
Provision (benefit)
   at statutory rate ..............     $ 1,529,000       $ 1,056,000       $   (72,000)
State income taxes-
   net of Federal benefit .........         226,000           156,000           (10,000)
Jobs related tax credit ...........         (28,000)          (65,000)          (45,000)
FICA tax credit ...................        (518,000)         (464,000)         (403,000)
Correction of prior year taxes ....                                              62,000
Other-net .........................           1,000            33,000            28,000
                                        -----------       -----------       -----------
   TOTAL PROVISION (BENEFIT) ......     $ 1,210,000       $   716,000       $  (440,000)
                                        ===========       ===========       ===========
Effective income tax rate
   (benefit) ......................            26.9%             23.0%           (207.2)%
                                        ===========       ===========       ===========

The tax effects of significant items comprising the Company's net deferred tax asset at October 27, 2002 and October 28, 2001 are as follows:


                                                   OCTOBER 27,      OCTOBER 28,
                                                          2002             2001
                                                   -----------      -----------
DEFERRED TAX ASSETS (LIABILITIES)
Accrued Rent .................................     $ 2,026,000      $ 1,813,000
Depreciation .................................       2,281,000        1,537,000
Deferred gain ................................         918,000        1,141,000
Officers' benefits ...........................         473,000          348,000
Interest rate swap ...........................         428,000          513,000
Partnerships .................................          84,000           98,000
Other ........................................          80,000           94,000
                                                   -----------      -----------
   TOTAL DEFERRED TAX ASSETS .................       6,290,000        5,544,000
                                                   -----------      -----------
Prepaid insurance and other ..................        (106,000)         (13,000)
                                                   -----------      -----------
   TOTAL DEFERRED TAX LIABILITIES ............        (106,000)         (13,000)
                                                   -----------      -----------
NET DEFERRED TAX ASSET .......................     $ 6,184,000      $ 5,531,000
                                                   ===========      ===========

6. STOCK OPTION AND BONUS PLANS

On December 11, 2001, the Company adopted the 2002 Stock Option Plan (the "2002 Plan"). The 2002 Plan provides that the Company may grant options to certain key employees of the

Company and its affiliates, consultants and advisers who render services to the Company and its affiliates, and directors of the Company who are employees of neither the Company nor any affiliate ("Non-employee Directors"). The terms of the 2002 Plan are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors (the "Committee"). Under the 2002 Plan, the Company may grant 250,000 shares. The Committee will determine the option price per share of each incentive stock option granted under the 2002 Plan. The option price may not be less than the fair market value of a share on the date of grant of such option. If the grantee owns more than 10% of the total combined voting stock of the Company, the exercise price of the Option must be at least 110% of the fair market value. At October 27, 2002, no shares under option were exercisable and 240,000 shares were reserved for future grants under the 2002 Stock Option Plan.

Also in effect at October 27, 2002 are the 1992 and 1996 Stock Option Plans (collectively the "Plans"). Options granted under the Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the Plans are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors. The Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 and 400,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are generally first exercisable three years after the date of grant and expire six years after the date of grant, according to the terms of each option. At October 27, 2002, 168,000 shares under option were exercisable and 6,550 shares were reserved for future grants under the 1992 Stock Option Plan. Under the 1996 Stock Option Plan, 301,000 shares under option were exercisable and 9,500 shares were reserved for future grants at October 27, 2002.

During fiscal years 1996 through 2001, the Company provided for the payment of bonuses in cash and/or common stock pursuant to the 1996 Employee Incentive Stock Purchase and Manager Bonus Plan (the "1996 Bonus Plan"). Early in fiscal 2001, the Company terminated this plan. During fiscal 2001 and 2000, 6,523 and 38,748 shares, respectively, were issued under the 1996 Bonus Plan, at a weighted average fair value of $8.38 and $7.83, respectively. During 2001 and 2000, the Company recognized compensation expense of $54,662 and $303,223, respectively, related to the granting of shares under these Plans at less than fair market value at the date of grant.

The following summarizes the stock option transactions:


                                                                        AVERAGE
                                                        NUMBER OF      EXERCISE
                                                          OPTIONS         PRICE
                                                        ---------      --------
Balance, October 31, 1999 ..........................      764,650      $   7.22
Granted ............................................       55,200          8.34
Exercised ..........................................      (48,200)        (7.39)
Cancelled ..........................................      (71,550)        (7.41)
                                                         --------      --------

Balance, October 29, 2000 ..........................      700,100          7.28
Granted ............................................       53,000         10.30
Exercised ..........................................     (134,800)        (6.98)
Cancelled ..........................................       (7,500)        (7.16)
                                                         --------      --------

Balance, October 28, 2001 ..........................      610,800          7.61
Granted ............................................       11,000         13.07
Exercised ..........................................      (88,100)        (7.39)
Cancelled ..........................................      (11,500)        (7.49)
                                                         --------      --------
Balance, October 27, 2002 ..........................      522,200      $   7.77
                                                         ========      ========



                         MAX & ERMA'S RESTAURANT'S, INC.

The following summarizes information regarding stock options outstanding at October 27, 2002:


                                         OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                                         -------------------                       -------------------
                            Number                                                 Number          Weighted
                        Outstanding at   Weighted Average        Weighted      Exercisable at       Average
 Range of Exercise        October 27,       Remaining        Average Exercise   October 27,        Exercise
      Prices                 2002       Contractual Life          Price             2002            Price
 -----------------      --------------  ----------------     ----------------  --------------      --------
    $5.94-$8.69            396,200              1.7            $     6.93          353,000         $   6.75
   $9.09-$11.00            116,000              4.7            $    10.13          116,000         $  10.13
      $13.75                10,000              9.4            $    13.75

The 1992 and 1996 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. In fiscal 2002, 2001, and 2000, 15,906, 59,824, and 4,086 shares were tendered for the exercise of 26,350, 89,000, and 4,675 options, respectively. During fiscal 2002, 2001, and 2000, the Company repurchased 17,210, 21,663, and 6,300 shares of common stock at the fair market value from certain officers at a cost of $229,140, $216,422 and $54,638, respectively.

SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in a note to the financial statements proforma net income and earnings per share as if the Company had applied the new method of accounting. The Company applies APB No. 25 in accounting for its stock-based compensation plans. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, for options granted in fiscal 1996 through 2002, net income and earnings per share would have been as follows:


                                                2002              2001              2000
                                           -------------     -------------     -------------
Net Income (Loss):
   As reported .......................     $   3,288,149     $   2,391,100     $     182,605
                                           =============     =============     =============
   Pro forma .........................     $   3,177,305     $   2,089,228     $     (12,639)
                                           =============     =============     =============
Basic Earnings (Loss) per share:
   As reported .......................     $        1.41     $        1.00     $         .07
                                           =============     =============     =============
   Pro forma .........................     $        1.36     $         .88     $        (.01)
                                           =============     =============     =============
Diluted Earnings (Loss) per share:
   As reported .......................     $        1.27     $         .93     $         .07
                                           =============     =============     =============
   Pro forma .........................     $        1.23     $         .82     $        (.01)
                                           =============     =============     =============

The following weighted average assumptions were used in the option pricing model: a risk free interest rate of 5.53%, 4.80%, and 5.95% for 2002, 2001 and 2000, respectively; an expected life of the options of five to ten years; no expected dividend yield and a volatility factor of 37%, 25% and 30% in 2002, 2001 and 2000, respectively. The weighted average per share fair value of the options granted in 2002, 2001 and 2000 was $8.10, $4.91 and $3.49, respectively.

Due to the inclusion of only 1996 through 2002 option grants, the effects of applying SFAS No. 123 may not be representative of the pro forma impact in future years.

7. EMPLOYEE BENEFIT PLANS

Max & Erma's 401(k) Savings Plan and Trust allows employees who have attained age 21 and have completed one year of service to defer receipt of a portion of their compensation and contribute such amounts to various investment funds. The Company matches a percentage of the employees' contributions.

The Company adopted a Deferred Compensation Plan effective January 1, 1999 to provide a tax deferred compensation to a select group of management or highly compensated employees of the Company through deferrals of cash compensation and Company related contributions. Participants in the plan may contribute up to 25% of their compensation. Employer contributions are permitted up to the first four percent of compensation the participant has contributed in combination with the Company's 401(k) Savings Plan and Trust. Employer contributions are fully vested after five years of service. The fair value of the investment included in other assets and offsetting liability was approximately $318,000 at October 27, 2002.

Total expense for these plans for 2002, 2001 and 2000 was approximately $254,000, $186,000 and $161,000, respectively.

8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and equivalents, receivables, accounts and construction payables, and accrued liabilities at October 27, 2002 and October 28, 2001 approximate their fair value due to the short-term maturities of these items.

The carrying amount of the Company's long-term debt and interest rate protection agreement approximated their fair values at October 27, 2002 and October 28, 2001. The fair value of the Company's long-term debt is estimated based on the current interest rates offered for debt of the same remaining maturities. The fair value of the Company's interest rate protection agreement is based on quoted market values offered for the same or similar agreements.

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


                         MAX & ERMA'S RESTAURANT'S, INC.

                          INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND DIRECTORS OF MAX & ERMA'S RESTAURANTS, INC.:

We have audited the accompanying consolidated balance sheets of Max & Erma's Restaurants, Inc. and subsidiary as of October 27, 2002 and October 28, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 27, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. and subsidiary at October 27, 2002 and October 28, 2001, and the results of their operations and their cash flows for each of the three years in the period ended October 27, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
December 5, 2002

                       MAX & ERMA'S OFFICERS AND DIRECTORS



WILLIAM E. ARTHUR, Director, Partner, Porter, Wright, Morris & Arthur TODD B. BARNUM, Chairman of the Board, Chief


-------------------------------------------------------------------------------------------------------------------------

Executive Officer, President and Director ROGER D. BLACKWELL, Director, Professor of Marketing, The Ohio State University


-------------------------------------------------------------------------------------------------------------------------

BONNIE J. BRANNIGAN, Vice President of Marketing and Planning MARK F. EMERSON, Chief Operating Officer and Director


-------------------------------------------------------------------------------------------------------------------------

LARRY B. FOURNIER, Vice President of Development THOMAS R. GREEN, Director, Chief Executive Officer, Lancaster Pollard


-------------------------------------------------------------------------------------------------------------------------

& Company GREGORY L. HEYWOOD, Regional Vice President of Operations CHRISTOPHER S. HOLGATE, Vice President of


-------------------------------------------------------------------------------------------------------------------------

Real Estate JIM HOWENSTEIN, Regional Vice President of Operations ROBERT A. LINDEMAN, Vice President of Franchising


-------------------------------------------------------------------------------------------------------------------------

MICHAEL D. MURPHY, Director, Private Investor WILLIAM C. NIEGSCH, JR., Executive Vice President, Chief Financial Officer,


-------------------------------------------------------------------------------------------------------------------------

Treasurer, Secretary and Director  ROBERT A. ROTHMAN, Director, Managing Partner, Amusement Investment Company



                         MAX & ERMA'S RESTAURANT'S, INC.

                        SELECTED QUARTERLY FINANCIAL DATA


                                                                                         Diluted
                                           Total   Income Before            Net   Earnings(Loss)               Stock Price
(Thousands, except per share data)      Revenues    Income Taxes   Income(Loss)        Per Share           High            Low
2002
First Quarter .....................   $   44,495      $    1,111     $      819       $      .31     $    15.06     $    10.50
Second Quarter ....................       35,785           1,217            864              .34          15.11          13.00
Third Quarter .....................       35,712           1,229            881              .34          15.69          13.27
Fourth Quarter ....................       35,999             941            724              .28          14.85          11.62
                                      ----------      ----------     ----------       ----------     ----------     ----------
   YEAR ...........................   $  151,991      $    4,498     $    3,288       $     1.27     $    15.69     $    10.50
                                      ==========      ==========     ==========       ==========     ==========     ==========

2001
First Quarter .....................   $   42,979      $      876     $      630       $      .25     $     9.13     $     8.38
Second Quarter ....................       32,646             875            645              .26           9.85           8.50
Third Quarter .....................       33,056             849            642              .25          11.75           9.00
Fourth Quarter ....................       32,407             507            474              .18          11.80           9.30
                                      ----------      ----------     ----------       ----------     ----------     ----------
   YEAR ...........................   $  141,088      $    3,107     $    2,391       $      .93     $    11.80     $     8.38
                                      ==========      ==========     ==========       ==========     ==========     ==========


                             SHAREHOLDER INFORMATION

QUARTERLY CALENDAR:

Max & Erma's operates on a fiscal year ending on the last Sunday in October. Quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year-end.


Fiscal 2003            Quarter-End Dates
-----------            -----------------
1st quarter            February 16, 2003
2nd quarter            May 11, 2003
3rd quarter            August 3, 2003
4th quarter            October 26, 2003

DIVIDENDS:

The Company paid no cash dividends in fiscal 2000, 2001 or 2002. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.

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

ANNUAL SHAREHOLDERS MEETING:

April 11, 2003, 9:30 a.m. Max &
Erma's Corporate Office 4849
Evanswood Drive Columbus, Ohio 43229

10-K REPORT:

Stockholders may obtain, without cost, a copy of Form 10-K for the Company's fiscal year ended October 27, 2002, by writing to: William
C. Niegsch, Jr.
Max & Erma's Restaurants, Inc. P.O.
Box 297830 4849 Evanswood Drive
Columbus, Ohio 43229

                              RESTAURANT LOCATIONS


AKRON, OHIO                                  DETROIT,MICHIGAN
ATLANTA, GEORGIA                                Auburn Hills**
   Dunwoody                                     Birmingham
   Gwinnett                                     Canton
ANN ARBOR,MICHIGAN                              Farmington
CHARLOTTE,NORTH CAROLINA                        Hills Livonia
   Huntersville                                 Novi
   University Place                             Rochester Hills
CHICAGO,ILLINOIS                                Sterling Heights
   Arlington Heights                            Eastern Virginia
   Burr Ridge                                   Norfolk
   Cantera                                      Virginia Beach**
   Deer Park                                 ERIE,PENNSYLVANIA
   Gurnee                                    GRAND RAPIDS,MICHIGAN
   Hoffman Estates                              Grandville
   Vernon Hills                                 Woodland Mall
   Woodridge                                 GREEN BAY,WISCONSIN*
CINCINNATI,OHIO                              INDIANAPOLIS,INDIANA
   Cincinnati Airport*                          Carmel
   Eastgate**                                   Castleton
   Hyde Park                                    College Park
   Kenwood                                      Eagle Creek
   Union Center                                 Edinburgh*
   Wilmington*                                  Evansville*
CLEVELAND,OHIO                                  Greenwood
   Cleveland Hopkins                         LANSING,MICHIGAN
   International Airport(2)*                 LEXINGTON,KENTUCKY
   Mentor                                       BeaumontCentre
   Middleburg Heights                           Man O'War
   Solon                                     LOUISVILLE,KENTUCKY
   Tiedeman Road**                              Hurstbourne
   Westlake                                     Prospect
COLUMBUS,OHIO                                   The Summit**
   City Center                               NASHVILLE,TENNESSEE
   Crowne Plaza                                 Brentwood**
   Dublin                                    NILES,OHIO
   Easton                                    PHILADELPHIA,PENNSYLVANIA
   EastBroad Street**                           Downingtown*
   Gahanna                                   PITTSBURGH,PENNSYLVANIA
   German Village                               Cranberry
   Hilliard                                     Downtown Pittsburgh
   Polaris                                      Fox Chapel
   Port Columbus                                Gibsonia
      International Airport*                    Monroeville
   Reynoldsburg                                 Parkway West
   Route 161 at U.S.71                          Peters Township
   Sawmill Road                                 Shadyside
   Upper Arlington                              South Hills
DAYTON,OHIO                                  ST.LOUIS,MISSOURI
   Beavercreek                                  Downtown*
   Dayton Airport*                              Mid Rivers Mall*
   Dayton                                    TOLEDO,OHIO
   Mall Miller Lane                             Maumee
                                                Ohio Turnpike(2)*
                                                Sylvania**

 * Franchised Locations opened
   or under development Locations
** Under Development

                               [MAX & ERMA'S LOGO]