Form 10-K, Exhibit 13
period 2003-10-26
MAX & ERMAS RESTAURANTS INC
filed 2004-01-16
CIK 706471

                                                                      Exhibit 13

    2003
ANNUAL REPORT











                      [MAX & ERMA'S RESTAURANTS INC. LOGO]



THE HOMETOWN FAVORITE

                                                                               .
                                                                               .
                                                                               .

[PICTURE]

RESTAURANT LOCATIONS

Akron, Ohio                      Port Columbus               Niles, Ohio
Atlanta, Georgia                  International Airport o    Eastern Virginia
  Dunwoody                       Reynoldsburg                  Norfolk
  Gwinnett                       Route 161 at U.S. 71          Virginia Beach -
Ann Arbor, Michigan              Sawmill Road                Philadelphia,
Canton, Ohio -                   Upper Arlington             Pennsylvania
Charlotte, North                 Westerville -                 Downingtown o
Carolina                       Dayton, Ohio                    Oaks o
  Huntersville                   Beavercreek                 Pittsburgh,
  University Place               Dayton Mall                 Pennsylvania
Chicago, Illinois                Miller Lane                   Cranberry
  Arlington Heights              Dayton Airport o              Downtown Pittsburgh
  Burr Ridge                   Detroit, Michigan               Fox Chapel
  Cantera                        Auburn Hills                  Gibsonia
  Deerpark                       Birmingham                    Monroeville
  Gurnee                         Canton                        Parkway West
  Hoffman Estates                Farmington Hills              Peters Township
  Vernon Hills                   Livonia                       Shadyside
  Woodridge                      Novi                          South Hills
Cincinnati, Ohio                 Rochester Hills             St. Louis, Missouri
  Cincinnati Airport o           Sterling Heights              Downtown o
  Eastgate                       Westland -                    Mid Rivers Mall o
  Hyde Park                    Erie, Pennsylvania            Sandusky, Ohio o
  Kenwood                      Grand Rapids, Michigan        Toledo, Ohio
  Union Center                   Grandville                    Maumee
  Wilmington o                   Woodland Mall                 Perrysburg -
Cleveland, Ohio                Green Bay, Wisconsin            Ohio Turnpike (2) o
  Cleveland Hopkins              Green Bay o                   Sylvania
   International                 Bay Park o
Airport (2) o                   Indianapolis, Indiana
  Mentor                         Castleton                   o Franchised Locations opened
  Middleburg Heights             Carmel                        or under development
  Solon                          College Park                - Locations Under Development
  Tiedeman Road                  Eagle Creek
  Westlake                       Edinburgh o
Columbus, Ohio                   Evansville o
  Chillicothe o                  Greenwood
  City Center                    Seymour o
  Crowne Plaza o               Lansing, Michigan
  Dublin                       Lexington, Kentucky
  Easton                         Beaumont Centre
  East Broad Street              Man O' War
  Gahanna                      Louisville, Kentucky
  German Village                 Hurstbourne
  Hilliard                       Prospect
  Polaris                        The Summit


                                            [MAX & ERMA'S RESTAURANTS INC. LOGO]

THE COMPANY


The first Max & Erma's restaurant opened in 1972 in Columbus. Max & Erma's President and CEO Todd Barnum and business partner Barry Zacks purchased the bar from Max & Erma Visocnik. The sales contract was scratched out on a cocktail napkin.

Their goal was simple: Serve the best gourmet hamburgers in America.

Over thirty years later, we're still serving the best hamburgers in America, but much has changed in the process. Max & Erma's has grown up and is a formidable competitor in the casual dining industry in the Midwest and the Southeast. At year end, we had 89 company and franchise restaurants operating under the banner of the "Hometown Favorite."

We have a strong presence in our hometown of Columbus, as well as Atlanta, Charlotte, Chicago, Cincinnati, Cleveland, Dayton, Detroit, Erie, Grand Rapids, Indianapolis, Lexington, Louisville, Norfolk, Pittsburgh and Toledo. Max & Erma's has built a loyal clientele by offering outstanding service and quality, fresh food. We make our onion rings and cheese skewers from scratch. Our beef, fish and poultry is fresh, never frozen, including our Friday and Saturday Special, deep-fried Jumbo Shrimp. Our Apple Pie is made from a recipe we purchased from an Ohio State Fair Champion way back in 1972.

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

[PICTURE]

[MAX & ERMA'S RESTAURANTS INC. LOGO]

[MAP OF CURRENT COMPANY-OWNED LOCATIONS UNDER DEVELOPMENT, FRANCHISED LOCATIONS, COMPANY-OWNED LOCATIONS.]

                              FINANCIAL HIGHLIGHTS

                                                                                    2003             2002     PERCENT CHANGE

FOR THE YEAR
Revenues ..............................................................     $167,082,527      $151,991,152           +  9.9%
Operating Income ......................................................        3,213,355         6,638,366           - 51.6%
Income Before Income Taxes ............................................        1,494,417         4,498,149           - 66.8%
Income Taxes ..........................................................                -         1,210,000           -100.0%
Net Income ............................................................        1,494,417         3,288,149           - 54.6%
Net Income Per Diluted Share ..........................................              .56              1.27           - 55.9%
Diluted Shares Outstanding ............................................        2,648,128         2,590,613           +  2.2%
Capital Expenditures ..................................................     $ 19,055,328      $ 17,794,067           +  7.1%


AT YEAR END
Total Assets ..........................................................     $ 61,742,095      $ 61,971,430           -  0.4%
Long-Term Obligations Less Current Maturities .........................       35,836,887        36,862,008           -  2.8%
Stockholders' Equity ..................................................       12,188,642        11,357,882           +  7.3%
Number of Restaurants
  Company-Owned .......................................................               73                67           +  9.0%
  Franchised ..........................................................               16                12           + 33.3%
Number of Employees ...................................................            5,251             4,892           +  7.3%


PERFORMANCE RATIOS
Restaurant Profit Margin ..............................................             10.5%            12.3%
Operating Profit Margin ...............................................              1.9%             4.4%
Net Profit Margin .....................................................              0.9%             2.2%
Return on Beginning Assets ............................................              2.4%             6.0%
Return on Beginning Equity ............................................             13.2%            35.7%






                                    CONTENT


1  Financial Highlights    2 Letter to Shareholders           4 Selected Financial Data         5 Management's Discussion
                                                                                                  and Analysis

10 Financial Statements   15 Notes to Financial Statements   20 Independent Auditors' Report   21 Selected Quarterly Financial Data


MAX & ERMA'S PURPOSE

We are here to help our guests enjoy their total dining experience so they can't wait to come back.

TO OUR SHAREHOLDERS                                       [PHOTO]

One of my favorite books about business is Good to Great, Jim Collins' analysis of America's great business leaders. What Collins discovered from talking to the leaders of great American businesses was that vision and strategy are not their top priorities.

Rather, these leaders focus on their people. To succeed, they must:
     - Get the right people on the bus.
     - Get the wrong people off the bus.
     - Get the right people in the right seats.

When you have the right people in the right seats, then you figure out where you want to drive the bus.

The direction of our bus has never been in doubt. We have a strong and clear plan for our future. Assuring that we reach those goals and assuring the success of our company is a continual quest to get the right people in the right seats.

OUR TEAM
We must continually look for the best and brightest candidates to take leadership roles at Max & Erma's-both in the restaurants and on our executive management team-to uphold the solid reputation we have built over the past 31 years. In the past year, we have made some strategic moves that we believe will assure a strong leadership team for Max & Erma's for years to come.

The excitement of these moves comes with a tinge of melancholy. Last year, Mark Emerson retired as our chief operations officer after 23 spectacular years with Max & Erma's. When Mark joined our company, we had a half-dozen restaurants. When he left, we had 73 corporate and 16 franchise locations. We owe a great deal of our success over the past two-plus decades to Mark.

When Mark told us in 2002 that he was going to retire, we began succession planning, seeking the people who would form the management team of the future. Fortunately, we didn't have to look very far. We found the talent within the walls of Max & Erma's.

Jim Howenstein was named the new vice president of operations, and I couldn't be happier or more proud. When I first met Jim, he was a server in one of our Pittsburgh restaurants. That was 13 years ago. Since then, he has held virtually every job associated with running the restaurants-server, bartender, assistant manager, general manager, regional manager. Jim acutely understands every aspect of our day-to-day operations and he'll be a great addition to our management team. Mark, meanwhile, will consult with Max & Erma's for the next year, helping Jim in his new post.

Five years ago, Rob Lindeman took over our franchising operation. Under Rob's leadership, we have expanded the Max & Erma's brand into Green Bay, Wisc., St. Louis, Philadelphia, suburban Indianapolis and at airports in Cleveland and Dayton. Today, we have commitments for an additional 27 franchise restaurants. Last year, Rob also was promoted to the position of chief development officer. Moving forward, the development of all new Max & Erma's locations, corporate and franchise, will be under Rob's direction. Like Jim, Rob began his Max & Erma's career working in a restaurant and has worked his way up the ladder.

Bonnie Brannigan has been our vice president of marketing and planning for seven years and is, for my money, without peer in the industry. Bonnie is a proven team player with an intimate understanding of our entire operation. Last year, Bonnie also took on expanded responsibilities in 2003, assuming the unofficial title of "Voice of the Consumer." Essentially, in addition to her other responsibilities, Bonnie becomes guardian of our corporate values on behalf of our guests.

IN THE KITCHEN
This year we welcomed the addition of Bob Davis, who joined us in May as the new corporate chef. Bob brings great enthusiasm and creativity to the job, and he brings a fresh perspective to menu preparation. He is working hard to balance each menu category with a new style of

[PHOTO]

item that is simple, clean, and balances portion and flavor. His approach to any new items is, "bold flavor, broad appeal and a simple approach." I think Bob is catching on to the Max & Erma's concept pretty quickly.

Our food quality must remain beyond reproach and our "heritage" items must remain staples on the menu. But the menu must continue to evolve to meet the changing demands of our guests. Last year, for example, we began experimenting with healthy choices and testing high protein offerings. These new items will appear on our menu early next year.

FUTURE GROWTH
Growth has always been a priority at Max & Erma's, but never at the cost of quality. That's why we have taken a methodical approach to expansion. We opened six new restaurants in 2003 and all in our established markets-Columbus, Cleveland, Cincinnati, Toledo, Detroit and Louisville. We plan to open up to five corporate restaurants in 2004. Of those, we expect locations in Westland, Michigan, and Virginia Beach to open early in the year.

Last year, we opened franchise locations in Green Bay, suburban Indianapolis, Evansville, Philadelphia and the Cleveland airport. We expect seven franchise restaurants to open in 2004. Also, 2003 was the first year that we began extensive use of a new construction technique-panelized construction. Our restaurants are now pre-built in a factory and moved in panels to the construction site. This technique saves time and money and enables us to control the quality of the construction.

Could we invest more and grow faster?
Absolutely. Is it the wisest use of our resources? Experience tells me no. The commitment we are making to enhanced training and securing a solid team for the future will serve us and our shareholders far more than another restaurant.

EARNINGS
Last year, our revenues hit a record $167.1 million, a ten percent increase over the $152 million in 2002. This, while the August blackout and the Valentine's Day snowstorm cost the company a total of $589,000 in sales and resulted in a three-tenths of one percent decline in same-store sales. (Had the blackout and snowstorm not occurred, we would have seen a small increase in same-store sales.) For the year, our net income dropped 55 percent and our net income per share slipped 56 percent.

This slip was triggered by several other factors. We took a nearly $1.1 million pre-tax charge for the impairment of assets, the result of writing down the value of two under-performing restaurants. And, there were outside influences. Beef and chicken prices hit all-time highs during the fourth quarter. Increases in natural gas prices and the cost of health care and worker's compensation insurance, also hurt our margins. This year just ended was negatively impacted by many factors. We have taken swift action in all areas to ensure our protection against such factors going forward.

LOOKING FORWARD
At Max & Erma's, we have a wonderful history. It is an American success story. A little over three decades ago, we were a single store in the German Village section of Columbus. Now, the Max & Erma's brand can be found as far north as Green Bay and as far south as Atlanta. It can be found in St. Louis to the west and Virginia Beach to the east.

And, while it's nice to reflect on our past success, we need to keep our eye squarely on the future and our long-term goals for our company. We made great strides toward securing our future in 2003.

The right people are in the right seats and this bus is rolling better than ever.



/s/ Todd R. Barnum
Todd R. Barnum
President and CEO

                             SELECTED FINANCIAL DATA

    (In Thousands, except per share and       October 26     October 27     October 28    October 29     October 31     October 25
    other data and ratios)                          2003           2002           2001          2000           1999           1998
                                              ----------     ----------     ----------    ----------     ----------     ----------

    RESULTS OF OPERATIONS
    Revenues ..............................   $  167,083      $ 151,991      $ 141,088     $ 124,165      $ 108,640     $  100,531
    Operating Income ......................        3,213          6,638          5,726         2,123          1,745          5,243
    Interest Expense ......................        1,680          2,082          2,619         2,293          1,672          1,839
    Income (Loss) Before Income Taxes .....        1,494          4,498          3,107          (285)           (36)         3,322
(1) Cumulative Effect of
     Accounting Change ....................                                                                    (207)
    Net Income ............................        1,494          3,288          2,391           183            141          2,337
(2) Proforma Net Income Assuming
     Retroactive Change ...................                                                                     348          2,390
    Depreciation and Amortization .........        6,364          5,659          5,405         5,211          4,899          5,868
    Capital Expenditures ..................       19,055         17,794         13,544        22,775         14,250         10,016

    PER DILUTED SHARE DATA
(1) Cumulative Effect of
     Accounting Change ....................                                                               $    (.06)
    Net Income ............................   $      .56      $    1.27      $     .93     $     .07      $     .04     $      .55
(2) Proforma Net Income Assuming
     Retroactive Change ...................                                                                     .10            .57
    Revenues ..............................        63.10          58.67          55.07         47.23          32.43          23.78
    Assets ................................        23.32          23.92          21.44         21.00          16.39          10.87
    Stockholders' Equity ..................         4.60           4.38           3.59          3.11           3.25           4.41
    Average Shares Outstanding ............        2,648          2,591          2,562         2,629          3,350          4,226

    FINANCIAL POSITION
    Cash and Equivalents ..................   $    2,616      $   3,407      $   2,351     $   2,762      $   1,319     $    2,151
    Working Capital Deficit ...............       (7,723)        (8,102)        (9,120)       (7,404)        (6,271)        (2,632)
    Property-Net ..........................       47,037         47,693         42,803        43,654         46,841         38,097
    Total Assets ..........................       61,742         61,971         54,933        55,201         54,897         45,958
    Long-Term Obligations
     (Less Current Maturities) ............       35,837         36,862         32,228        33,474         33,914         20,010
    Stockholders' Equity ..................       12,189         11,358          9,202         8,170         10,878         18,648

    OTHER DATA AND RATIOS
    Average Restaurant Sales ..............   $    2,385      $   2,369      $   2,350     $   2,335      $   2,239     $    2,140
    Same-Store Sales Increase (Decrease)...          (.3)%           .9%           2.3%          3.9%            .2%           (.7)%
    Company-Owned Restaurants
     in Operation at Year End .............           73             67             61            56             53             49
    Restaurant Profit Margin ..............         10.5%          12.3%          11.4%         11.2%          11.9%          12.3%
    Operating Profit Margin ...............          1.9%           4.4%           4.1%          1.8%           2.1%           5.2%
    Long-Term Debt-to-Equity Ratio ........          2.9            3.2            3.5           4.1            3.1            1.1
    Market Price Per Share at Year End ....   $    17.75      $   14.00      $   10.50     $    8.38      $    6.63     $     6.38
    Price Earnings Ratio (High/Low) .......    32.5/23.2       12.4/8.3       12.7/9.0           N/M            N/M      14.8/10.7
    Return on Beginning Assets ............          2.4%           6.0%           4.3%           .3%            .3%           3.7%

    Return on Beginning Equity ............         13.2%          35.7%          38.0%          1.7%            .8%          11.7%

(1) Fiscal 1999 includes the cumulative effect of a change in accounting principal, net of tax, due to the expensing of pre-opening costs in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

(2) Proforma amounts in fiscal years 1999 and 1998 reflect the amounts the Company would have reported had all pre-opening costs been expensed as incurred prior to the adoption of Statement of Position 98-5 (see 1 above).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUE
Revenues for 2003 increased $15.1 million or 9.9% from $152.0 million for 2002 to $167.1 million for 2003. The increase was a result of i) the opening of six restaurants during 2003, ii) the opening of six restaurants during 2002 and iii) a 46% increase in franchise fees and royalties from $834,000 in 2002 to $1,217,000 in 2003. These increases offset a $370,000 or 0.3% decline in sales at restaurants open 18 months or more.

Revenues for 2002 increased $10.9 million or 7.7% from $141.1 million for 2001 to $152.0 million for 2002. The increase was a result of i) the opening of six Max & Erma's restaurants during 2002, ii) the opening of five Max & Erma's restaurants during 2001, iii) a $1.1 million or 0.9% increase in sales at restaurants opened 18 months or more (exclusive of a restaurant located in a mall undergoing reconstruction and a restaurant where freeway construction severely limited access) and iv) a 64% increase in franchise fees and royalties from $508,000 in 2001 to $834,000 for 2002.

The 0.3% decline in same-store sales in 2003 was primarily a result of a major Valentine's Day snowstorm and the August 2003 blackout which hit the Northeast. The Company estimates that these two events resulted in same-store sales losses of $426,000 and $163,000, respectively. Exclusive of these two events same-store sales would have been slightly positive. Beyond these two isolated events, Management believes that same-store sales in 2003 were also negatively impacted by an extremely harsh winter, the Iraqi war and the overall weak economy.

The 0.9% increase in same-store sales in 2002 was primarily a result of menu price increases and the introduction of slightly higher priced menu items.

Over the periods reported, the Company has raised menu prices annually by approximately 2 to 3%. The Company's policy is to increase prices moderately, twice a year, in an effort to maintain margins. This, along with the introduction of slightly higher priced menu items, has resulted in an annual increase of 2 to 5% in the average per person guest check, but has been partially offset by a 2 to 3% decline in customer counts. As a result same-store sales have been only slightly positive to flat from 2001 through 2003.

The Company anticipates revenue growth of approximately 10% in 2004 as a result of the opening of four to five Company-owned restaurants and the opening of five to seven franchised restaurants. Two Company-owned restaurants were under construction at October 26, 2003 and are expected to open during the first half of 2004. Two additional sites were under contract to purchase or lease. Five additional sites had been approved and were in some stage of negotiations.

The Company anticipates a continued increase in franchise fees and royalties. At October 26, 2003, sixteen franchised restaurants were in operation as compared to twelve at October 27, 2002 and nine at October 28, 2001. At October 26, 2003, two franchised restaurants were under construction in Philadelphia, Pennsylvania and the Cincinnati, Ohio airport. In addition to these two restaurants, the Company anticipates the opening of an additional three to five franchised restaurants during 2004. At October 26, 2003, the Company had six multi-unit franchise agreements signed, requiring the development of 26 additional restaurants over the next nine years.

OPERATING INCOME
The following table sets forth the Company's operating income as a percentage of revenues:

                                         October 26   October 27   October 28
                                               2003         2002         2001
--------------------------------------------------------------------------------
Revenues ................................    100.0%       100.0%       100.0%
Cost of Goods Sold ......................    (24.7)       (24.5)       (25.4)
Payroll & Benefits ......................    (33.0)       (32.3)       (32.3)
Other Operating Expenses ................    (31.3)       (30.4)       (30.6)
Preopening Costs ........................     (0.4)        (0.4)        (0.3)
Administrative Expenses .................     (8.0)        (8.0)        (7.3)
Asset Impairment Charge .................     (0.6)           -            -
                                             -----        -----        -----
Operating Income ........................      2.0%         4.4%         4.1%
                                             =====        =====        =====

Cost of goods sold, as a percentage of revenues declined from 25.4% for 2001 to 24.5% for 2002 due to lower beef, dairy and seafood costs in 2002 and menu price increases of approximately 2% during 2002. Cost of goods sold, as a percentage of revenues, increased from 24.5% for 2002 to 24.7% for 2003. The increase was a result of significantly higher beef and chicken costs, which completely offset the effect of a 2 to 3 percent price increase during 2003. Beef and chicken costs, exclusive of new menu items, increased approximately $600,000 from 2002 to 2003, much of which occurred during the second half of the year. Without higher beef and chicken costs, cost of goods sold, as a percentage of revenues, would have been approximately 35 basis points lower.

Payroll and benefits, as a percentage of revenues, remained steady at 32.3% for both 2001 and 2002 and then increased to 33.0% in 2003. The increase was almost entirely a result of higher benefit costs, primarily health insurance and worker's compensation insurance costs.

Other operating expenses, as a percentage of revenues, decreased from 30.6% for 2001 to 30.4% for 2002. The decrease was a result of reduced advertising and utility costs which offset higher occupancy costs. Other operating expenses, as a percentage of revenues, increased from 30.4% for 2002 to 31.3% for 2003. The increase was due to higher carry-


                         MAX & ERMA'S RESTAURANTS INC.

out and paper supplies, as carryout sales grew 29% in 2003, increased natural gas costs and higher occupancy costs. The Company anticipates reduced occupancy costs in fiscal 2004 due to the purchase of most of its leased equipment early in fiscal 2004 and a decision to no longer lease equipment for new locations. The reduction in equipment rental, net of depreciation on the purchased equipment, should reduce other operating expenses by approximately three quarters of a percentage point, as a percentage of revenues.

Pre-opening costs, as a percentage of revenues, remained relatively steady at 0.3% to 0.4% over the periods reported. The variation in this expense is a result of the number and timing of restaurant openings each year. The Company opened five restaurants in 2001 and six in each of 2002 and 2003.

Administrative expenses, as a percentage of revenues, increased from 7.3% in 2001 to 8.0% in both 2002 and 2003. The increase from 2001 to 2002 was due to the fact that the growth in administrative expenses exceeded the growth in revenues from 2001 to 2002. In dollar terms, administrative expenses increased 18% from 2001 to 2002 and 10% from 2002 to 2003. Administrative expenses have generally increased 5 to 10 percent per year due to raises for corporate personnel and additional personnel to support the Company's growth and franchise growth. The additional increase from 2001 to 2002 was a result of significantly higher performance-based bonus expenses in 2002 as unit level profit margins improved by a full percentage point from 2001 to 2002.

Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether goodwill or any long-lived assets have been impaired based upon several criteria including but not limited to revenue trends, undiscounted operating cash flows and other operating factors. In performing its review, the Company considers the age of the restaurant and any significant economic events, recognizing that these restaurants may take 24 to 36 months to become or return to profitability. At the end of 2003 management evaluated these criteria and determined that the long-lived assets associated with the Company's restaurants located in Grand Rapids, Michigan and Prospect, Kentucky were impaired. Accordingly, in the fourth quarter of 2003, upon expiration of the 36 month periods, the Company recorded a $1,070,000 write-down of the carrying value of these impaired assets based upon the discounted cash flow of each restaurant.

INTEREST EXPENSE
Interest expense decreased 20% from $2,619,000 in 2001 to $2,082,000 in 2002 and then declined an additional 19% to $1,680,000 in 2003.

The Company's interest rate is based upon the ratio of bank indebtedness to earnings before interest, taxes, depreciation and amortization. If the ratio is above 2.5 to 1, the Company's interest rate would be LIBOR plus 3.5 percent or prime plus 3/4 percent. If the ratio falls below 2.5 to 1, the Company's interest rate would be reduced to LIBOR plus 3 percent or prime plus 1/4 percent. If the ratio falls below 2.0 to 1, the interest rate would be reduced further to LIBOR plus 2.5 percent or prime minus 1/4 percent. Based upon results for the year ended October 28, 2001, the interest was reduced to LIBOR plus 3 percent and prime plus 1/4 percent at the start of fiscal 2002 on the term loan and revolving credit portions of the credit agreement, respectively, and remained at or below those rates during 2003. Additionally, the Company uses an interest rate swap to fix a portion of the outstanding balance under its credit agreement.

The decrease in interest expense from 2001 to 2002 was a result of reduced market interest rates and a decline in the interest rate calculated under the Company's credit agreement, plus a decline in the fixed rate portion of the outstanding borrowings. At October 28, 2001, the balance outstanding under the Company's credit agreement was approximately $27.0 million of which approximately 65% was at a fixed interest rate of 9.9%, with the balance at a variable interest rate of 5.75%.

At October 27, 2002, the outstanding balance under the Company's credit agreement had increased to $28.8 million, primarily as a result of the repurchase of 133,000 shares of the Company's common stock at a cost of $1.8 million. However, the interest rate on the fixed rate portion of the outstanding balance had declined to 9.5% and the variable rate had declined to 5.0%. Additionally, only 50% of the outstanding balance under the credit agreement was subject to the higher fixed rate. The reduction in interest rates offset the additional interest on the slightly higher outstanding balance.

The decrease in interest expense for 2002 to 2003 was a result of additional declines in market interest rates, a reduction in the outstanding balance under the Company's credit agreement and a further decline in the fixed rate portion of the outstanding balance. At October 26, 2003, the outstanding balance under the Company's credit agreement was reduced to $26.2 million, 45% of which was at the higher fixed rate of 9.5%. The interest rate on the remaining 55% or $14.1 million had declined to 4.25%.

On August 21, 2003, the Company's Board of Directors authorized the repurchase of up to 200,000 shares of the Company's common stock through August 21, 2004. Through October 26, 2003, the Company had repurchased 70,000 shares at a cost of


                         MAX & ERMA'S RESTAURANTS INC.

$1,233,000. The shares were repurchased because the Company believes that the market price of its common shares presented an attractive opportunity and because the repurchase of shares increases the relative percentage ownership of all remaining shareholders. The Company capitalized $382,000, $412,000 and $418,000 of construction period interest during 2001, 2002 and 2003, respectively.

INCOME TAXES
The Company's effective tax rate increased from 23% in 2001 to 27% in 2002. The increase was due to the fact that as pre-tax income rises, the FICA tax on tips credits has a lesser impact on the Company's effective tax rate. At the level of pre-tax income reported in 2003, the FICA tax on tips credit offset all federal, state and local income tax expense and resulted in no income tax expense for 2003.

LIQUIDITY AND CAPITAL RESOURCES
The Company's working capital ratio remained at .4 to 1 at both October 27, 2002 and October 26, 2003. Historically the Company has been able to operate with a working capital deficiency because i) restaurant operations are primarily conducted on a cash basis, ii) high turnover (about once every 10 days) permits limited investment in inventory, and iii) trade payables for food purchases usually become due after receipt of cash from the related sales.

During 2003, the Company expended approximately $19,055,000 for property additions, $63,157,000 to reduce long-term obligations and $1,233,000 to repurchase approximately 70,000 shares of its common stock. Funds for such expenditures were provided primarily by $60,377,000 from proceeds of long-term obligations, $12,323,000 from the sale of restaurant real estate, $1,000,000 from landlord construction allowance, $8,602,000 from operations, $312,000 from the sale of stock and $790,000 from cash on hand. The Company routinely draws down and repays its revolving credit line, the gross amounts of which are included in the above numbers.

The Company intends to open four to five restaurants during fiscal 2004. At October 26, 2003, the Company was contractually committed to the lease or purchase of four new restaurants. At October 26, 2003, two restaurants were under construction and the Company was in the process of obtaining approvals and permits on the other two. Five additional sites had been approved and were in some stage of negotiations. The estimated cost to complete the four sites that the Company was contractually committed at October 26, 2003 was approximately $7.5 million net of landlord construction allowances.

Funding for new restaurants is expected to be provided by cash flow from operations, the sale-leaseback of real estate, landlord construction allowances and the Company's revolving credit line. All of the Company's assets collateralize borrowings under its revolving credit agreement. At October 26, 2003 the Company had approximately $5.0 million available under a sale-leaseback commitment for two properties and $8.2 million available under its $15.0 million revolving credit agreement.

During the second quarter of 2003, the Company amended its revolving credit agreement. Under the amended agreement $20.6 million remains payable at the rate of $600,000 quarterly for 12 quarters beginning May 1, 2003. The revolving credit line portion was increased to $15.0 million and remains available on a revolving basis through March 1, 2006. Both the term and revolving credit loans have provisions for extension of maturity dates and conversion to fully amortized term loans.

During the fourth quarter of 2003 the Company amended its revolving credit agreement to provide for a second term loan in the amount of $6.0 million. Under the agreement the loan proceeds are available to the Company through December 31, 2003. The loan is repayable at the rate of $125,000 per month, plus interest, beginning December 31, 2003, through December 31, 2007. All other terms of the credit agreement remained unchanged. At October 26, 2003, no borrowings were outstanding under this facility. On October 27, 2003, the first day of fiscal 2004, the Company used the loan proceeds to purchase $6.4 million of previously leased equipment. The purchase of the equipment is projected to reduce equipment rental expense by approximately $2.2 million and increase depreciation and interest expense by approximately $1.1 million and $300,000, respectively, in fiscal 2004.

Management believes that the major portion of future restaurant development costs will be provided by sale-leaseback transactions and, to the extent necessary, cash flow from operations, and that remaining cash flow from operations will be sufficient to meet debt repayment schedules.

The Company leases certain land, building and equipment under various operating lease agreements. The initial lease terms range from five to thirty years and expire between 2004 and 2025. In several cases, the Company is obligated to pay additional rent based upon percentages of the restaurant's annual gross revenue. The Company is also obligated to pay taxes, insurance, common area charges and other expenses related to the leased properties.


                         MAX & ERMA'S RESTAURANTS INC.

At October 26, 2003 the Company was committed to the following significant financial obligations:

                       Operating        Capital       Long-Term    Construction
                          Leases         Leases            Debt     Commitments
Less than

1 Year .........    $ 14,742,684    $   235,356    $  2,400,000    $  7,500,000
1-3 Years ......      27,760,922        226,820       7,870,214               -
3-5 Years ......      24,598,457        180,000      15,919,390               -
More than
5 Years ........     121,448,405        720,000               -               -
                    ------------    -----------    ------------    ------------
  Total ..........  $188,550,468    $ 1,362,176    $ 26,189,604    $  7,500,000
                    ============    ===========    ============    ============



RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS
FAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections was effective for fiscal year 2003. The standard rescinds FASB Statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies SFAS No. 13, Accounting for Leases, so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. The adoption of SFAS No. 145 did not have a significant effect on the Company's results of operations or its financial position.

In June 2002, SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. SFAS No. 146 changes the timing of when companies recognize costs associated with exit or disposal activities, so that the costs would generally be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, and could result in the Company recognizing the costs of future exit or disposal activities over a period of time as opposed to a single event.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation to provide alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation, amends the disclosure provisions of SFAS 123 and amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The Company has not elected to adopt the fair value method for stock options. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. SFAS No. 150 is effective for interim periods beginning after June 15, 2003. In its October 2003 meeting, the FASB decided to defer the effective date of certain provisions of SFAS No. 150. Management does not expect the adoption of this accounting pronouncement will have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires the additional disclosures for the periods ended after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest equity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the first fiscal year or interim period beginning after December 15, 2003. The adoption of FIN 46 did not have a material impact on the Company's consolidated financial statements.

                         MAX & ERMA'S RESTAURANTS INC.

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

SAME-STORE SALES
The Company discloses certain information regarding the performance of certain restaurants in operation at least 18 consecutive months in its management's discussion and analysis. Management excludes restaurants from this calculation that do not meet this definition. In addition, restaurants are excluded when unusual events or circumstances outside the Company's control, significantly change the business of the restaurant.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "plan," "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Forward-looking statements in this MD&A include statements regarding the same-store sales impact of events that occurred during 2003 (Paragraph 3), anticipated revenue growth from the opening of new restaurants (Paragraphs 6 and 24), anticipated increase in franchise fees and royalties (Paragraph 7), anticipated opening of franchise restaurants (Paragraph 7), the expectation that occupancy expense will decline in 2004 (Paragraphs 11 and 27), the belief that the market price of the Company's common shares is an attractive investment opportunity (Paragraph 20) and the estimated costs and sources of funds to complete new restaurants (Paragraphs 24, 25 and 28).

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


                         MAX & ERMA'S RESTAURANTS INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                                      October 26         October 27
                                                                                            2003               2002
ASSETS
CURRENT ASSETS:
Cash and equivalents ........................................................        $ 2,616,324        $ 3,406,702
Receivables:
  Trade and other ...........................................................            306,907            222,163
  Franchise .................................................................            265,601            231,204
                                                                                     -----------        -----------
    Total receivables .......................................................            572,508            453,367
Inventories .................................................................          1,161,927          1,096,228
Supplies ....................................................................            441,868            390,626
Prepaid expenses ............................................................            501,243            252,948
Deferred income taxes .......................................................            700,000             50,000
                                                                                     -----------        -----------
    TOTAL CURRENT ASSETS ....................................................          5,993,870          5,649,871

PROPERTY-AT COST:
Land and buildings ..........................................................         23,887,023         21,919,734
Leasehold improvements ......................................................         32,439,803         32,941,623
Equipment and fixtures ......................................................         25,513,223         23,412,392
Construction in progress ....................................................          1,045,525          1,843,001
                                                                                     -----------        -----------
  Total .....................................................................         82,885,574         80,116,750
Less accumulated depreciation and amortization ..............................         35,848,525         32,423,502
                                                                                     -----------        -----------
    PROPERTY-NET ............................................................         47,037,049         47,693,248

OTHER ASSETS:
Goodwill (less accumulated amortization, 2003 and 2002--$863,629) ...........             62,073             62,073
Deferred costs (less accumulated amortization, 2003--$142,372; 2002--$91,752)            533,060            410,939
Deferred income taxes .......................................................          6,156,000          6,134,000
Miscellaneous (less accumulated amortization, 2003 and 2002--$139,804) ......          1,960,043          2,021,299
                                                                                     -----------        -----------
    TOTAL OTHER ASSETS ......................................................          8,711,176          8,628,311
                                                                                     -----------        -----------

TOTAL .......................................................................        $61,742,095        $61,971,430
                                                                                     ===========        ===========



See notes to consolidated financial statements.

                         MAX & ERMA'S RESTAURANTS INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                                       October 26           October 27
                                                                                             2003                 2002
                                                                                     ------------         ------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term obligations .................................        $  2,664,166         $  2,548,008
Accounts payable ............................................................           3,160,914            2,959,413
Construction payables .......................................................             979,851            1,637,420
Accrued liabilities:
  Payroll and related taxes .................................................           2,966,718            2,877,095
  Taxes, other than income taxes ............................................           1,688,250            1,622,281
  Interest ..................................................................             467,670              567,046
  Utilities .................................................................             762,379              656,005
  Other .....................................................................           1,026,618              884,272
                                                                                     ------------         ------------
    Total accrued liabilities ...............................................           6,911,635            6,606,699
                                                                                     ------------         ------------
    TOTAL CURRENT LIABILITIES ...............................................          13,716,566           13,751,540

LONG-TERM OBLIGATIONS-
  Less current maturities ...................................................          35,836,887           36,862,008

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock-$.10 par value; authorized 500,000 shares, none outstanding
  Common stock-$.10 par value; authorized 2003 and 2002-- 5,000,000 shares;
    issued and outstanding: 2003--2,449,601 shares; 2002--2,346,798 shares ..             244,960              234,680
  Accumulated other comprehensive income(loss) ..............................            (648,373)            (794,290)
  Retained earnings .........................................................          12,592,055           11,917,492
                                                                                     ------------         ------------
    TOTAL STOCKHOLDERS' EQUITY ..............................................          12,188,642           11,357,882
                                                                                     ------------         ------------

TOTAL .......................................................................        $ 61,742,095         $ 61,971,430
                                                                                     ============         ============

See notes to consolidated financial statements.


                         MAX & ERMA'S RESTAURANTS INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                                                               Y E A R   E N D E D

                                               October 26            October 27            October 28
                                          (52 weeks) 2003       (52 weeks) 2002       (52 weeks) 2001

REVENUES ...........................        $ 167,082,527         $ 151,991,152         $ 141,087,617
                                            -------------         -------------         -------------

OPERATING EXPENSES:
Cost of goods sold .................           41,313,643            37,268,754            35,871,497
Payroll and benefits ...............           55,199,447            49,112,987            45,625,890
Other operating expenses ...........           52,290,654            46,259,347            43,195,294
Administrative expenses ............           13,299,529            12,107,314            10,260,669
Preopening costs ...................              695,950               604,384               408,069
Impairment of fixed assets .........            1,069,949
                                            -------------         -------------         -------------
  TOTAL OPERATING EXPENSES .........          163,869,172           145,352,786           135,361,419
                                            -------------         -------------         -------------

OPERATING INCOME ...................            3,213,355             6,638,366             5,726,198

INTEREST EXPENSE ...................            1,680,435             2,082,461             2,619,098

MINORITY INTERESTS IN INCOME OF
  AFFILIATED PARTNERSHIPS ..........               38,503                57,756
                                            -------------         -------------         -------------

INCOME BEFORE INCOME TAXES .........            1,494,417             4,498,149             3,107,100
                                            -------------         -------------         -------------

INCOME TAXES:
State and local
  Current ..........................              168,000               450,000               351,000
  Deferred (credit) ................               (8,000)             (105,000)             (133,000)
Federal
  Current ..........................              540,000             1,498,000             1,085,000
  Deferred (credit) ................             (700,000)             (633,000)             (587,000)
                                            -------------         -------------         -------------
    TOTAL INCOME TAXES .............                                  1,210,000               716,000
                                            -------------         -------------         -------------

NET INCOME .........................        $   1,494,417         $   3,288,149         $   2,391,100
                                            -------------         -------------         -------------

NET INCOME PER SHARE:
Basic ..............................        $         .61         $        1.41         $        1.00
                                            =============         =============         =============
Diluted ............................        $         .56         $        1.27         $         .93
                                            =============         =============         =============

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic ..............................            2,441,700             2,333,618             2,385,485
                                            =============         =============         =============
Diluted ............................            2,648,128             2,590,613             2,562,019
                                            =============         =============         =============


See notes to consolidated financial statements.


                         MAX & ERMA'S RESTAURANTS INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                             Accumulated
                                                                                   Other
                                                Common Stock               Comprehensive          Retained
                                            Shares             Amount             Income           Earnings              Total
                                         ---------       ------------       ------------       ------------       ------------
BALANCE, OCTOBER 29, 2000                2,409,403       $    240,940                          $  7,928,612       $  8,169,552
Issuance of stock through
  option and bonus plans,
  including $44,802 related
  tax benefit                               80,764              8,077                               382,037            390,114
Shares repurchased                         (82,401)            (8,240)                             (787,102)          (795,342)
Comprehensive income:
  Change in fair value of
    interest rate protection
    agreement, net of income tax                                            $   (953,550)                             (953,550)
  Net income                                                                                      2,391,100          2,391,100
                                                                                                                  ------------
    Comprehensive income                                                                                             1,437,550
                                         ---------       ------------       ------------       ------------       ------------

BALANCE, OCTOBER 28, 2001                2,407,766            240,777           (953,550)         9,914,647          9,201,874
Issuance of stock through
  option and bonus plans,
  including $68,587 related
  tax benefit                               72,194              7,219                               483,221            490,440
Shares repurchased                        (133,162)           (13,316)                           (1,768,525)        (1,781,841)
Comprehensive income:
  Change in fair value of
    interest rate protection
    agreement, net of income tax                                                 159,260                               159,260
  Net income                                                                                      3,288,149          3,288,149
                                                                                                                  ------------
    Comprehensive income                                                                                             3,447,409
                                         ---------       ------------       ------------       ------------       ------------

BALANCE, OCTOBER 27, 2002                2,346,798            234,680           (794,290)        11,917,492         11,357,882
Issuance of stock through
  option plan, including
  $112,043 related tax benefit             172,960             17,296                               406,590            423,886
Shares repurchased                         (70,157)            (7,016)                           (1,226,444)        (1,233,460)
Comprehensive income:
  Change in fair value of
    interest rate protection
    agreement, net of income tax                                                 145,917                               145,917
  Net income                                                                                      1,494,417          1,494,417
                                                                                                                  ------------
    Comprehensive income                                                                                             1,640,334
                                         ---------       ------------       ------------       ------------       ------------

BALANCE, OCTOBER 26, 2003                2,449,601       $    244,960       $   (648,373)      $ 12,592,055       $ 12,188,642
                                         =========       ============       ============       ============       ============



See notes to consolidated financial statements.

                         MAX & ERMA'S RESTAURANTS INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Y E A R   E N D E D

                                                                     October 26         October 27         October 28
                                                                (52 weeks) 2003    (52 weeks) 2002    (52 weeks) 2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                         $  1,494,417       $  3,288,149       $  2,391,100
                                                                   ------------       ------------       ------------
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                       6,364,044          5,658,987          5,404,865
  Deferred income tax credit                                           (708,000)          (738,000)          (720,000)
  Accretion of deferred sale/leaseback gain                            (126,267)          (126,267)          (126,267)
  Minority interests in income of Affiliated Partnership                 38,503             57,756
  Impairment of fixed assets                                          1,069,949
  Loss on disposition of assets                                         204,445            237,107            206,773
  Issuance of common stock as compensation
    through manager bonus plan                                                                                 54,662
  Changes in assets and liabilities:
    Receivables, inventories, supplies and prepaids                    (484,377)          (210,382)           428,983
    Other assets                                                       (196,151)            42,082           (127,494)
    Accounts payable, accrued and other liabilities                     945,511          1,698,632            381,334
                                                                   ------------       ------------       ------------
    Total Adjustments                                                 7,107,657          6,619,915          5,502,856
                                                                   ------------       ------------       ------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                       8,602,074          9,908,064          7,893,956
                                                                   ------------       ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                  (19,055,328)       (17,794,067)       (13,544,455)
Proceeds from lease incentives                                        1,000,000          1,488,506
Changes in other assets                                                 234,239           (222,637)          (110,420)
Proceeds from the sale of property                                   12,322,527          7,561,291          7,509,397
                                                                   ------------       ------------       ------------
      NET CASH USED IN INVESTING ACTIVITIES                          (5,498,562)        (8,966,907)        (6,145,478)
                                                                   ------------       ------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term obligations                      (63,157,061)       (56,930,032)       (57,319,322)
Proceeds from long-term obligations                                  60,376,756         58,550,801         55,677,805
Debt issue costs                                                       (153,465)           (88,291)           (38,285)
Proceeds from exercise of stock options                                 311,843            421,836            294,738
Distributions to minority interests in Affiliated Partnership           (38,503)           (57,756)
Cash paid for purchase of common stock                               (1,233,460)        (1,781,841)          (774,428)
                                                                   ------------       ------------       ------------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            (3,893,890)           114,717         (2,159,492)
                                                                   ------------       ------------       ------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                        (790,378)         1,055,874           (411,014)

CASH AND EQUIVALENTS AT BEGINNING OF YEAR                             3,406,702          2,350,828          2,761,842
                                                                   ------------       ------------       ------------

CASH AND EQUIVALENTS AT END OF YEAR                                $  2,616,324       $  3,406,702       $  2,350,828
                                                                   ============       ============       ============

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
  Interest-net of $417,250 $412,096, and $381,713
    capitalized in 2003, 2002 and 2001                             $  1,744,530       $  2,168,555       $  2,789,665
  Income taxes                                                          887,015          1,976,537          1,098,628
Noncash activities:
  Property additions financed by construction payables                  979,851          1,637,420          1,122,995

         See notes to consolidated financial statements.

                         MAX & ERMA'S RESTAURANTS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED OCTOBER 26, 2003, OCTOBER 27, 2002 AND OCTOBER 28, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES DESCRIPTION OF BUSINESS--Max & Erma's Restaurants, Inc. and subsidiary (the "Company") owns and operates restaurants under the trade name "Max & Erma's--Neighborhood Gathering Place." At October 26, 2003, there are 73 Max & Erma's restaurants in operation (67 at October 27, 2002) (principally located in the Midwestern United States) and two under construction in Detroit, Michigan and Virginia Beach, Virginia. The Company owns all of the restaurants, except for one that is owned by a separate limited partnership ("Affiliated Partnership") in which the Company is the controlling general partner, and 16 which are franchised to unrelated parties (12 at October 27, 2002).

At October 26, 2003, the Company was contractually committed to the lease or purchase of four new Max & Erma's restaurants. The estimated cost to complete these restaurants is approximately $7,500,000, net of landlord construction allowances.

CONSOLIDATION--The consolidated financial statements include the accounts of the Company and the Affiliated Partnership. All significant intercompany transactions and balances have been eliminated.

CASH AND EQUIVALENTS--The Company considers all checking accounts, cash funds and highly liquid debt instruments with a maturity of less than three months at the date of purchase, to be cash equivalents. All cash is principally on deposit with four banks.

INVENTORIES--Inventories are valued at the lower of cost, using the first-in, first-out ("FIFO") method, or market, and consist of food and beverages.

PRE-OPENING COSTS--The Company expenses such costs as they are incurred in accordance with Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities.

DEPRECIATION AND AMORTIZATION OF PROPERTY--Depreciation and amortization of property are computed generally using the straight-line method based on the estimated useful lives of the assets or the terms of the leases as follows:

                                                                           Years
--------------------------------------------------------------------------------
Buildings ..........................................................   15 to 30
Leasehold improvements .............................................   10 to 15
Equipment and fixtures .............................................    3 to 15

LEASEHOLD IMPROVEMENTS--Leasehold improvements reimbursed by the landlord through construction allowances are capitalized as leasehold improvements with the construction allowances recorded as deferred lease incentives. Such leasehold improvements and related deferred lease incentives are amortized on a straight-line basis over the lesser of the life of the asset or the lease term.

OTHER ASSETS--In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized. Deferred costs include debt issuance costs that relate to various debt agreements and are being amortized over the terms of the agreements. Miscellaneous assets principally consist of liquor license costs, which are no longer amortized in accordance with SFAS No. 142.

ASSET IMPAIRMENTS--Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether property and equipment, goodwill and other intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value. Due to high start-up costs and lower sales volumes associated with new restaurants, the Company's policy is to delay its determination of impairment losses for assets at restaurants opened for less than three years. See Note 9 regarding provision for impairment of assets at October 26, 2003.

REVENUE RECOGNITION--Revenue from restaurant sales is recognized when food and beverage products are sold. Franchise fees for new franchises are recognized as revenue when substantially all commitments and obligations have been fulfilled, which is generally upon commencement of operations by the franchisee. The Company recognizes royalties on a franchisee's sales in the period in which the sales occur. Included in revenues are franchise fees and royalties of approximately $1,217,000, $834,000 and $508,000 in 2003, 2002 and 2001,
respectively.

ADVERTISING--The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was $3,214,000, $2,863,000 and $2,970,000 for fiscal 2003, 2002 and 2001, respectively.

CONTINGENT RENT--The Company expenses contingent rent based on a quarterly gross sales basis.

INCOME TAXES--The Company is subject to Federal, state and local income taxes. Income taxes are provided for all taxable items included in the consolidated statements of income in accordance with SFAS No. 109, Accounting for Income Taxes.

NET INCOME PER SHARE--Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and dilutive stock options outstanding during the years presented. The chart below presents a reconciliation between basic and diluted weighted average shares outstanding:

                                                          2003        2002        2001
                                                     ---------   ---------   ---------
Basic weighted average
   shares outstanding .............................  2,441,700   2,333,618   2,385,485
Dilutive effect
   of stock options ...............................    206,428     256,995     176,534
                                                     ---------   ---------   ---------
Basic weighted average shares outstanding .........  2,648,128   2,590,613   2,562,019
                                                     =========   =========   =========

STOCK OPTIONS--SFAS No. 123, Accounting for Stock-Based Compensation defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are

                         MAX & ERMA'S RESTAURANTS INC.

also permitted to continue to account for such transactions under Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, but are required to disclose in a note to the financial statements proforma net income and earnings per share as if the Company had applied the new method of accounting. The Company applies APB No. 25 in accounting for its stock-based compensation plans. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123 for options granted in fiscal 1996 through 2003, net income and earnings per share would have been as follows:


                                                    2003            2002            2001
                                              ----------      ----------      ----------
Net income:
    As reported ............................  $1,494,417      $3,288,149      $2,391,100
    Pro forma ..............................  $  280,991      $3,177,305      $2,089,228
    Basic earnings per share: ..............
     As reported ...........................  $     0.61      $     1.41      $     1.00
     Pro forma .............................  $     0.12      $     1.36      $     0.88
 Diluted earnings per share:
    As reported ............................  $     0.56      $     1.27      $     0.93
    Pro forma ..............................  $     0.11      $     1.23      $     0.82

The following weighted average assumptions were used in the option pricing model: a risk free interest rate of 4.52 %, 5.53%, and 4.80% for 2003, 2002 and 2001, respectively; an expected life of the options of five to ten years; no expected dividend yield and a volatility factor of 28%, 37% and 25% in 2003, 2002 and 2001, respectively. The weighted average per share fair value of the options granted in 2003, 2002 and 2001 was $7.04, $7.24 and $4.91, respectively.

SEGMENT--The Company presently operates in one segment as determined in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

FISCAL YEAR-END--The Company and its Affiliated Partnership each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal years 2003, 2002 and 2001 each contained 52 weeks.

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

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS--SFAS No. 145, Rescission of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections was effective for fiscal year 2003. The standard rescinds Financial Accounting Standards Board ("FASB") Statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies SFAS No. 13, Accounting for Leases, so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, SFAS No. 145 the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. The adoption of SFAS No. 145 did not have a significant effect on the Company's results of operations or its financial position.

In June 2002, SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, was issued. SFAS No. 146 changes the timing of when companies recognize costs associated with exit or disposal activities, so that the costs would generally be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002, and could result in the Company recognizing the costs of future exit or disposal activities over a period of time as opposed to a single event.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation--Transition and Disclosure. SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation to provide alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation, amends the disclosure provisions of SFAS No. 123 and amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The Company has not elected to adopt the fair value method for stock options. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. SFAS No. 150 is effective for interim periods beginning after June 15, 2003. In its October 2003 meeting, the FASB decided to defer the effective date of certain provisions of SFAS No. 150. Management does not expect the adoption of this accounting pronouncement will have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires the additional disclosures for the periods ended after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company, if that compa-

                         MAX & ERMA'S RESTAURANTS INC.

ny is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the first fiscal year or interim period beginning after December 15, 2003. The adoption of FIN 46 did not have a material impact on the Company's consolidated financial statements.

2. OWNERSHIP OF RESTAURANT BY AFFILIATED PARTNERSHIP
One of the restaurants is owned by an Affiliated Partnership in which the Company is the general partner. As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnership. During fiscal 2003, 2002 and 2001, the Company's share of the remaining partnership's profits and losses was approximately 60%. At October 26, 2003 no amounts were due to Affiliated Partners.

3. LONG-TERM OBLIGATIONS
Long-term obligations consist of the following:

                                                   OCTOBER 26,     OCTOBER 27,
                                                          2003            2002
--------------------------------------------------------------------------------
Debt:
  Revolving credit agreement ...................  $  6,789,604    $  7,025,257
  Amended term loan ............................    19,400,000      21,800,000
  Capital leases ...............................       885,964       1,030,616
                                                  ------------    ------------
    Total debt .................................    27,075,568      29,855,873
Deferred gain on sale/leaseback (Note 4) .......     1,766,387       1,892,655
Deferred lease incentives (Note 1) .............     2,394,318       1,473,764
Accrued rent (Note 4) ..........................     5,772,588       4,647,921
Interest rate protection agreement .............       997,497       1,221,984
Deferred compensation plan .....................       494,695         317,819
                                                  ------------    ------------
   TOTAL LONG-TERM OBLIGATIONS .................    38,501,053      39,410,016
Less current maturities of debt ................    (2,664,166)     (2,548,008)
                                                  ------------    ------------
   TOTAL LONG-TERM OBLIGATIONS -
   LESS CURRENT MATURITIES .....................  $ 35,836,887    $ 36,862,008
                                                  ============    ============

The Company's credit agreement with a bank, as amended on April 30, 2002, permitted it to borrow on a term loan with an original principal amount of $23,000,000 ("Amended Term Loan"). Amounts outstanding under the Amended Term Loan are payable in quarterly installments of $600,000 plus interest through May 1, 2006. If the Company elects to extend the loan the quarterly payments will continue. If it does not extend its term loan, the remaining balance will be payable over a period of five years, as defined in the agreement. In addition, the Company has available a revolving commitment ("Revolving Credit Agreement") of $15,000,000 ($12,800,000 at October 27, 2002). In the fourth quarter of 2003, the Company amended its revolving credit agreement to provide for a second term loan of $6,000,000, available through December 31, 2003 (see Note 4). The loan provides for monthly payments of $125,000, plus interest, beginning December 31, 2003 through December 31, 2007. There were no borrowings on the second term loan at October 26, 2003 (see Note 4). Both the term and revolving credit loans have provisions for extension of maturity dates and conversion to fully amortized term loans. Beginning with the fiscal year ending October 26, 2003, the Company was required to make excess cash flow payments, not to exceed $500,000, to reduce outstanding principal balances provided the Company meets certain net income requirements. No excess cash flow payments were made in 2003. Each loan bears interest at a fluctuating quarterly rate based upon the prime or LIBOR rate determined by the ratio of the Indebtedness of the Company to EBITDA of the Company (4.25% and 5.00% rate at October 26, 2003 and October 27, 2002, respectively). The agreement required the Company to enter into a $20,000,000 interest rate protection agreement. The Company must pay a quarterly commitment fee on the unused portion of the commitment and an annual agency fee. Substantially all of the Company's assets collateralize the credit agreement. Covenants of the credit agreement require the Company to maintain certain financial ratios.

The Company entered into a $20,000,000 interest rate protection agreement in fiscal 2000, as required by the credit agreement described above, to manage its exposure to the variability of cash flows primarily related to the interest rate changes on borrowing costs. The swap fully amortizes over the life of the contract (remaining balance of approximately $12,143,000 at October 26, 2003). The Company pays the bank a quarterly fixed rate of 6.48% and receives a quarterly variable rate payment based on the LIBOR rate, capped at 7%. The agreement is designated as a cash flow hedge. Hedging effectiveness is assessed periodically by comparing the fair market value of the agreement to agreements with terms similar to the lending facility. The effective portion of periodic gains and losses of the contract are deferred in other comprehensive income until the transactions are recognized. Any portion of the contract that is ineffective is recognized in earnings immediately. The protection agreement had a total fair value of approximately $997,000 at October 26, 2003 which is reflected as a long-term liability and accumulated other comprehensive income (net of taxes of $349,000, totaling $648,000). For the years ended October 26, 2003 and October 27, 2002, the ineffective portion of the protection agreement was not material to the Company's consolidated financial statements. The Company estimates approximately $188,000 of net derivative losses will be reclassified to interest expense in 2004. As the interest rate protection agreement is with a major bank, the Company does not expect to be subject to credit risk exposures.

Future maturities of long-term debt obligations at October 26, 2003 are as follows (see Note 4 for maturities of other long-term obligations):

YEAR ENDING IN OCTOBER
--------------------------------------------------------------------------------
2004 ..........................................................   $ 2,400,000
2005 ..........................................................     3,078,960
2006 ..........................................................     4,791,254
2007 ..........................................................     5,824,588
2008 ..........................................................     5,824,588
Thereafter ....................................................     4,270,214
                                                                  -----------
  TOTAL .......................................................   $26,189,604
                                                                  ===========

4. LEASES
The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from five to thirty years and expire between 2004 and 2025. The leases include renewal options for five to twenty additional years. Several leases require, in addition to the base rent, additional rent based on percentages 1 7 of the restaurant's annual gross revenue, as defined. The Company is also obligated to pay certain real estate taxes, insurance, common area charges and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment and fixtures.

The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from two to six years and expire through 2009.

                         MAX & ERMA'S RESTAURANTS INC.

The Company is required to pay certain taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

The following is a summary of property under capital leases included in the accompanying consolidated balance sheets:

                                               OCTOBER 26,          OCTOBER 27,
                                                      2003                 2002
--------------------------------------------------------------------------------
ASSET DESCRIPTION
Buildings ............................         $ 1,045,000          $ 1,045,000
Equipment and fixtures ...............             585,111              621,812
                                               -----------          -----------
   TOTAL .............................           1,630,111            1,666,812
Less accumulated amortization ........          (1,368,004)          (1,282,174)
                                               -----------          -----------
   NET ...............................         $   262,107          $   384,638
                                               ===========          ===========

Future minimum lease payments under the capital leases and the present value of such payments at October 26, 2003 are as follows:

YEAR ENDING IN OCTOBER
--------------------------------------------------------------------------------
2004 .............................................................   $ 235,356
2005 .............................................................     118,092
2006 .............................................................     108,728
2007 .............................................................      90,000
2008 .............................................................      90,000
Thereafter .......................................................     720,000
                                                                    ----------
    TOTAL MINIMUM LEASE PAYMENTS .................................   1,362,176
Less amount representing interest ................................    (476,212)
                                                                    ----------
Present value of minimum lease payments ..........................     885,964
Less current maturities ..........................................    (159,079)
                                                                    ----------
    TOTAL OBLIGATIONS UNDER CAPITAL LEASES-
    LESS CURRENT MATURITIES ......................................  $  726,885
                                                                    ==========

At October 26, 2003, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:

YEAR ENDING IN OCTOBER
--------------------------------------------------------------------------------
2004                                                             $  14,742,684
2005                                                                14,225,090
2006                                                                13,535,832
2007                                                                12,847,123
2008                                                                11,751,334
Thereafter                                                         121,448,405
                                                                 -------------
  TOTAL                                                          $ 188,550,468
                                                                 =============

The above future minimum rental amounts include the land portion of certain capital leases, but exclude renewal options and additional rent based on sales or increases in the United States Consumer Price Index ("USCPI"). For operating leases which require increasing rental payments over the term of the lease, the Company records rent expense on a straight-line basis. The related accrued rent will generally reverse over the next fifteen years.

Subsequent to October 26, 2003, the Company used the loan proceeds of its second term loan to purchase $6,400,000 of previously leased equipment.

In 2003, 2002 and 2001, the Company entered into sale-leaseback transactions with regard to the land, buildings, fixtures and improvements at eleven restaurant sites whereby the Company leases back the restaurant sites under operating leases over twenty-year periods. Generally, the base rents of the leases will be adjusted by the lesser of a defined percentage or a factor of the increase in USCPI at each anniversary date, as defined. These trans- actions did not result in a significant gain or loss to the Company. Rent expense, including common area charges but excluding taxes, insurance and other expenses related to all operating leases, consists of the following:

                                     2003             2002             2001
--------------------------------------------------------------------------------
Minimum rent ..............   $16,392,102      $14,077,701      $12,427,997
Contingent rent based on
    percentage of gross
    revenue ..............        166,109          103,571           78,640
                              -----------      -----------      -----------
TOTAL ....................    $16,558,211      $14,181,272      $12,506,637
                              ===========      ===========      ===========

The Company has agreements with a partnership in which an outside director of the Company is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain restaurants. Under the agreements, the Company has received games revenue averaging approximately $70,000 per year over the last three years.

5. INCOME TAXES
The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                               2003          2002          2001
-------------------------------------------------------------------------------
Provision (benefit)
  at statutory rate ..................  $   508,000   $ 1,529,000   $ 1,056,000
State income taxes-
  net of Federal benefit .............      110,000       226,000       156,000
Jobs related tax credit ..............      (51,000)      (28,000)      (65,000)
FICA tax credit ......................     (637,000)     (518,000)     (464,000)
Other-net ............................       70,000         1,000        33,000
                                        -----------   -----------   -----------
  TOTAL PROVISION ....................  $         -   $ 1,210,000   $   716,000
                                        ===========   ===========   ===========
Effective income tax rate ............            -          26.9%         23.0%
                                        ===========   ===========   ===========

The tax effects of significant items comprising the Company's net deferred tax asset at October 26, 2003 and October 27, 2002 are as follows:

                                                  OCTOBER 26,       OCTOBER 27,
                                                         2003              2002
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES)
Accrued Rent ...............................      $ 2,607,000       $ 2,026,000
Depreciation ...............................        1,681,000         2,281,000
Deferred gain ..............................          890,000           918,000
Officers' benefits .........................          559,000           473,000
Interest rate swap .........................          349,000           428,000
FICA tax credit ............................          727,000
Partnerships ...............................           98,000            84,000
Other ......................................          101,000            80,000
                                                  -----------       -----------
  TOTAL DEFERRED TAX ASSETS ................        7,012,000         6,290,000
                                                  -----------       -----------
Prepaid insurance and other ................         (156,000)         (106,000)
                                                  -----------       -----------
  TOTAL DEFERRED TAX LIABILITIES ...........         (156,000)         (106,000)
                                                  -----------       -----------
NET DEFERRED TAX ASSET .....................      $ 6,856,000       $ 6,184,000
                                                  ===========       ===========

6. STOCK OPTION AND BONUS PLANS
On December 11, 2001, the Company adopted the 2002 Stock Option Plan (the "2002 Plan"). The 2002 Plan provides that the Company may grant options to certain key employees of the Company and its affiliates, consultants and advisers who render services to the Company and its affiliates, and directors of the Company who are employees of neither the Company nor any affiliate ("Non-employee Directors"). The terms of the 2002 Plan are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors (the "Committee"). Under the 2002 Plan, the Company may grant 250,000 shares. The Committee will determine the option price per share of each incentive stock option granted under the 2002 Plan. The option price may not be less than the fair market value of a share on the date of grant of such option. If the grantee owns more than 10% of the total com-

                         MAX & ERMA'S RESTAURANTS INC.

bined voting stock of the Company, the exercise price of the option must be at least 110% of the fair market value. At October 26, 2003, 5,000 shares under option were exercisable and 75,000 shares were reserved for future grants under the 2002 Plan.

Also in effect at October 26, 2003 are the 1992 and 1996 Stock Option Plans (collectively the "Plans"). Options granted under the Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the Plans are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors. The Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 and 400,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are generally first exercisable three years after the date of grant and expire six years after the date of grant, according to the terms of each option. At October 26, 2003, 98,200 shares under option were exercisable and 7,550 shares were reserved for future grants under the 1992 Stock Option Plan. Under the 1996 Stock Option Plan, 105,500 shares under option were exercisable and 10,500 shares were reserved for future grants at October 26, 2003.

During fiscal years 1996 through 2001, the Company provided for the payment of bonuses in cash and/or common stock pursuant to the 1996 Employee Incentive Stock Purchase and Manager Bonus Plan (the "1996 Bonus Plan"). Early in fiscal 2001, the Company terminated this plan. During fiscal 2001, 6,523 shares were issued under the 1996 Bonus Plan, at a weighted average fair value of $8.38. During 2001 the Company recognized compensation expense of $54,662 related to the granting of shares under these Plans at less than fair market value at the date of grant.
The following summarizes the stock option transactions:

                                                                      WEIGHTED
                                                                       AVERAGE
                                                            NUMBER OF EXERCISE
                                                              OPTIONS    PRICE
--------------------------------------------------------------------------------
Balance, October 29, 2000 .................................   700,100   $ 7.28
Granted ...................................................    53,000    10.30
Exercised .................................................  (134,800)   (6.98)
Cancelled .................................................    (7,500)   (7.16)
                                                             ---------  -------

Balance, October 28, 2001 .................................   610,800     7.61
Granted ...................................................    11,000    13.07
Exercised .................................................   (88,100)   (7.39)
Cancelled .................................................   (11,500)   (7.49)
                                                             ---------  -------

Balance, October 27, 2002 .................................   522,200     7.77
Granted ...................................................   165,000    14.26
Exercised .................................................  (306,500)   (7.39)
Cancelled .................................................    (2,000)   (7.31)
                                                             ---------  -------

Balance, October 26, 2003 .................................   378,700   $ 10.91
                                                             --------   -------

The following summarizes information regarding stock options outstanding at October 26, 2003:

                                   OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                   -------------------              -------------------
                       Number                                                Number      Weighted
                   Outstanding at   Weighted Average       Weighted      Exercisable at   Average
Range of Exercise    October 26,       Remaining       Average Exercise    October 26,   Exercise
     Prices             2003        Contractual Life        Price             2003         Price
-----------------  --------------   ----------------   ----------------- --------------  --------
 $5.94-$8.69           150,700           1.7                 $7.26            150,700     $7.26
    $10.30              53,000           8.0                $10.30             53,000    $10.30
$13.75-$15.20          175,000           8.9                $14.23              5,000    $13.75


The 1992 and 1996 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. In fiscal 2003, 2002, and 2001, 133,540, 15,906, and 59,824 shares, respectively, were tendered for the exercise of 258,000, 26,350, and 89,000 options, respectively. During fiscal 2003, 2002, and 2001, the Company repurchased 69,882, 17,210, and 21,663 shares, respectively, of common stock at the fair market value from certain officers at a cost of $1,228,644, $229,140 and $216,422, respectively.

7. EMPLOYEE BENEFIT PLANS
Max & Erma's 401(k) Savings Plan and Trust allows employees who have attained age 21 and have completed one year of service to defer receipt of a portion of their compensation and contribute such amounts to various investment funds. The Company matches a percentage of the employees' contributions.

The Company adopted a Deferred Compensation Plan effective January 1, 1999 to provide a tax deferred compensation to a select group of management or highly compensated employees of the Company through deferrals of cash compensation and Company related contributions. Participants in the plan may contribute up to 25% of their compensation. Employer contributions are permitted up to the first four percent of compensation the participant has contributed in combination with the Company's 401(k) Savings Plan and Trust. Employer contributions are fully vested after five years of service. The fair value of the investment included in other assets and offsetting liability was approximately $495,000 at October 26, 2003.

Total expense for these plans for 2003, 2002 and 2001 was approximately $245,000, $254,000 and $186,000, respectively.

8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amounts of cash and equivalents, receivables, accounts and construction payables, and accrued liabilities at October 26, 2003 and October 27, 2002 approximate their fair value due to the short-term maturities of these items.

The carrying amount of the Company's long-term debt and interest rate protection agreement approximated their fair values at October 26, 2003 and October 27, 2002. The fair value of the Company's long-term debt is estimated based on the current interest rates offered for debt of the same remaining maturities. The fair value of the Company's interest rate protection agreement is based on quoted market values offered for the same or similar agreements.

9. IMPAIRMENT OF FIXED ASSETS
During fiscal 2003 the Company recorded a $1,070,000 impairment charge on its fixed assets. The loss consisted of the write-down of certain leasehold improvement costs of two of the Company's restaurants based on the Company's analysis of discounted cash flows (see Note 1). In performing its review, the Company considers the age of the restaurant and any significant economic events, recognizing that these restaurants may take 24 to 36 months to become or return to profitability. Accordingly, the Company recorded the impairment charge in the fourth quarter, upon expiration of the 36 month periods.

                         MAX & ERMA'S RESTAURANTS INC.

                          INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND DIRECTORS OF MAX & ERMA'S RESTAURANTS, INC.:

We have audited the accompanying consolidated balance sheets of Max & Erma's Restaurants, Inc. and subsidiary (the "Company") as of October 26, 2003 and October 27, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 26, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. and subsidiary at October 26, 2003 and October 27, 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 26, 2003, in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP


Columbus, Ohio
December 22, 2003


                       MAX & ERMA'S OFFICERS AND DIRECTORS

WILLIAM E. ARTHUR, Director, Partner, Porter, Wright, Morris & Arthur TODD B. BARNUM, Chairman of the Board, Chief Executive Officer, President and Director ROGER D. BLACKWELL, Director, Professor of Marketing, The Ohio State University BONNIE J. BRANNIGAN, Vice President of Marketing and Planning STEVE CATANESE, Regional Vice President of Operations MARK F. EMERSON, Chief Operating Officer, Emeritus LARRY B. FOURNIER, Vice President of Development THOMAS R. GREEN, Director, Chief Executive Officer, Lancaster Pollard & Company GREGORY L. HEYWOOD, Regional Vice President of Operations CHRISTOPHER S. HOLGATE, Vice President of Real Estate JAMES E. HOWENSTEIN, Vice President of Operations ROBERT A. LINDEMAN, Vice President of Franchising MICHAEL D. MURPHY, Director, Private Investor WILLIAM C. NIEGSCH, JR., Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director ROBERT A. ROTHMAN, Director, Managing Partner, Amusement Investment Company


                         MAX & ERMA'S RESTAURANTS INC.

                       SELECTED QUARTERLY FINANCIAL DATA

                                                  Income                            Diluted
                                        Total (Loss) Before            Net   Earnings (Loss)           Stock Price
(Thousands, except per share data)   Revenues  Income Taxes  Income (Loss)         Per Share        High           Low

2003
First Quarter .................      $ 49,208      $  1,236       $    908         $    .34     $  17.93      $  13.00
Second Quarter ................        38,801           807            650              .25        15.74         13.20
Third Quarter .................        39,590           686            620              .24        16.51         14.47
Fourth Quarter ................        39,484        (1,235)          (684)            (.27)       18.19         16.00
                                     --------      --------       --------         --------     --------      --------
  YEAR ........................      $167,083      $  1,494       $  1,494         $    .56     $  18.19      $  13.00
                                     ========      ========       ========         ========     ========      ========

2002
First Quarter .................      $ 44,495      $  1,111       $    819         $    .31     $  15.06      $  10.50
Second Quarter ................        35,785         1,217            864              .34        15.11         13.00
Third Quarter .................        35,712         1,229            881              .34        15.69         13.27
Fourth Quarter ................        35,999           941            724              .28        14.85         11.62
                                     --------      --------       --------         --------     --------      --------
  YEAR ........................      $151,991      $  4,498       $  3,288         $   1.27     $  15.69      $  10.50
                                     ========      ========       ========         ========     ========      ========

The Company's common stock trades on the NASDAQ National Market under the symbol MAXE.
At November 30, 2002 there were 687 stockholders of record of the Company's common stock.
The closing price for the Company's common stock at October 26, 2003 was $17.75.

                            SHAREHOLDER INFORMATION


QUARTERLY CALENDAR:
Max & Erma's operates on a fiscal year ending on the last Sunday in October. Quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year-end.

        Fiscal 2004                  Quarter-End Dates
        ----------------------------------------------
        1st quarter                  February 15, 2004
        2nd quarter                  May 19, 2004
        3rd quarter                  August 1, 2004
        4th quarter                  October 31, 2004

DIVIDENDS:
The Company paid no cash dividends in fiscal 2001, 2002 or 2003. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.

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

ANNUAL SHAREHOLDERS MEETING:
April 9, 2004, 9:30 a.m.
Max & Erma's Corporate Office
4849 Evanswood Drive
Columbus, Ohio 43229

10-K REPORT:
Stockholders may obtain, without cost, a copy of Form 10-K for the Company's fiscal year ended October 26, 2003, by writing to:
William C. Niegsch, Jr.
Max & Erma's Restaurants, Inc.
P.O. Box 297830
4849 Evanswood Drive
Columbus, Ohio 43229