Form 10-K, Exhibit 13
period 2005-10-30
MAX & ERMAS RESTAURANTS INC
filed 2006-01-17
CIK 706471

                                   EXHIBIT 13

                             (MAX & ERMA'S(R) LOGO)

                                                 Love each other. Love the food.

                         Max & Erma's Restaurants, Inc.       2005 ANNUAL REPORT

                             (MAX & ERMA'S(R) LOGO)

The Company

IN 1972, WE WALKED INTO A SLEEPY, SLIGHTLY FUNKY BAR AND ENVISIONED A DIFFERENT KIND OF NEIGHBORHOOD GATHERING PLACE. WE DECORATED IT WITH ANTIQUE ARTIFACTS AND LOCAL COMMUNITY PARAPHERNALIA THAT MADE MAX & ERMA'S A FUN, UNIQUE PLACE TO TAKE FRIENDS AND FAMILY.

SINCE THAT DAY, OUR GUESTS HAVE TOLD US OUR ALL-AMERICAN FOOD, FRIENDLY SERVICE AND CASUAL ATMOSPHERE ARE THE REASONS THEY KEEP RETURNING TO MAX & ERMA'S.

WE'VE GROWN OVER THE YEARS, BUT WE REMAIN TRUE TO WHAT MADE US SUCCESSFUL --DELIVERING A GREAT GUEST EXPERIENCE. WE BELIEVE THAT EXPERIENCE STARTS WITH OUR FOOD. THAT'S WHY WE USE THE FRESHEST, HIGHEST QUALITY INGREDIENTS IN EVERYTHING WE MAKE. OUR HAMBURGERS ARE FRESH, NEVER FROZEN. OUR ONION RINGS ARE CUT AND HAND-BATTERED IN OUR RESTAURANTS. OUR SALMON IS FLOWN IN FOR FRESHNESS.

WE ALSO KNOW THAT OUR GUESTS DESIRE QUICK, YET FRIENDLY SERVICE. WE TREAT THEM WITH RESPECT, AS OUR FRIENDS AND NEIGHBORS IN A WELCOME, COMFORTABLE ENVIRONMENT. THE ATTITUDE IS UNPRETENTIOUS AND RELAXED. IT ALL ADDS UP TO A UNIQUELY SATISFYING EXPERIENCE.

AS TIME GOES ON, WE MAY CHANGE THE MENU, BUILD NEW RESTAURANTS AND ENHANCE THE DECOR. BUT ONE THING WILL ENDURE -- OUR COMMITMENT TO QUALITY IN OUR FOOD, OUR SERVICE AND THE PLACE IN WHICH WE DELIVER IT.

WE BELIEVE OUR PASSION FOR THE EXPERIENCE SHINES THROUGH -- IN EVERY MAX & ERMA'S RESTAURANT, AT EVERY TABLE, EVERY DAY.

                                      (MAP)

                              Financial Highlights

                                                     2005            2004
                                                 ------------    ------------
FOR THE YEAR

Revenues .....................................   $183,705,077    $182,958,795
Operating Income (Loss) ......................       (140,277)      3,133,941
Income (Loss) Before Income Taxes ............     (2,610,085)        960,435
Income Taxes (Credit) ........................     (1,295,000)       (137,000)
Net Income (Loss) ............................     (1,315,085)      1,097,435
Net Income (Loss) Per Diluted Share ..........          (0.52)           0.42
Diluted Shares Outstanding ...................      2,537,277       2,583,762
Capital Expenditures .........................   $  9,966,903    $ 19,443,999

AT YEAR END

Total Assets .................................   $ 73,857,285    $ 71,107,085
Long-Term Obligations Less Current
   Maturities ................................     41,817,482      41,053,030
Stockholders' Equity .........................     13,307,307      14,056,220
Number of Restaurants:
   Company-Owned .............................             79              78
   Franchised ................................             23              20
Number of Employees ..........................          5,344           5,297

PERFORMANCE RATIOS

Operating Profit (Loss) Margin ...............           (0.1)%           1.7%
Net Profit (Loss) Margin .....................           (0.7)%           0.6%
Return on Beginning Assets ...................           (1.8)%           1.8%
Return on Beginning Equity ...................           (9.4)%           9.0%

                                     Content

01 Financial Highlights

02 Letter to Shareholders

04 Selected Financial Data

05 Management's Discussion and Analysis

10 Financial Statements

15 Notes to Financial Statements

20 Report of Independent Registered Public Accounting Firm

21 Selected Quarterly Financial Data

Max & Erma's Purpose: We are to help our guests enjoy their total dining experience so they can't wait to come back.

To Our Shareholders

Writing this letter each year affords me the opportunity to reflect on our work, seeing how far we've come, and how far we have yet to go. I liken my role in the company to that of a coach who monitors progress and rewards it, but must also continually challenge the team to win a tough game. In the year just ended, we moved forward in some areas, and made some critical decisions. Even with noted achievements, though, we struggled to put the necessary numbers on the board. However, we ended the year on a high note, pointing us in a positive future direction.

FIRST, THE NUMBERS

Revenue for the company increased $700,000 or 0.4% from $183.0 million for 2004 to $183.7 million for 2005. This was a result of opening three restaurants during 2005, along with an 11% increase in franchise fees and royalties. Same store sales, the measure of sales in restaurants open 18 months or longer, decreased by 3.2% during 2005. This decrease is due to heightened levels of competition and tough economic indicators in the Midwest.

Max & Erma's feels the ripple effects of a tough economy. When utility costs increase, it impacts us on multiple levels. First, we pay higher utility costs to run our restaurants. Second, we face increased costs from our vendors, absorbing their utility cost increases. Finally, we are hit by tough choices on the consumers' part -- eating out is one of the first things to be cut when gas at the pump or utility prices increase. It is difficult to pass our increased costs on to our customers when their wallets are already squeezed.

COST CONTROL

During 2005, we took positive steps to manage our costs, especially in the areas of payroll & benefits and the cost of goods sold. We were able to decrease our payroll & benefits expense from 32.7% of sales in 2004 to 32.3% of sales in 2005. This decrease was mainly the result of an improved health care plan and self-funding our Ohio workers' compensation program, providing a combined savings of over $1 million. Cost of goods sold has challenged us for two years, as we saw record high costs in beef and chicken in 2004. During 2005, the total costs of goods sold decreased from 25.8% in 2004 to 25.5%. We made headway in decreasing the cost of ground beef, but it is still 15+% higher than typical historical measures.

THE BOTTOM LINE

For the year, we reported a net loss of $1,315,000 or $(0.52) per diluted share for 2005 as compared to net income of $1,097,000 or $0.42 per diluted share for 2004. We failed to put the necessary numbers on the board this year. We faced challenges on many levels of the business -- soft sales caused by intense competition and consumer belt-tightening; high commodity and utility costs; and some particularly challenged locations. We are taking action on all fronts to reverse these trends.

                    (PHOTO OF ROB LINDEMAN (LEFT) PRESIDENT)
                                       AND
          (PHOTO OF TODD B. BARNUM (RIGHT) CEO & CHAIRMAN OF THE BOARD)

TAKING STOCK

Since the early days of Max & Erma's, we have understood that a critical factor affecting our success is the quality of our locations. We analyze potential locations from many perspectives before committing to them. Over time, however, trade areas change along with the populations surrounding our locations. These shifts often work against us, leaving us now with several under-performing locations. During the second quarter of 2005, we recorded a $1.45 million asset impairment charge related mostly to six under-performing restaurant locations, two of which were closed during the third quarter. Before closing a restaurant, we do everything we can to reverse negative trends and turn the situation around. At times, however, closing the location is the best way to minimize the future negative impact that the location will cause. It helps us move the company forward.

THE BEST OPPORTUNITIES FOR FUTURE GROWTH

Because the site selection process is so critical, we completed a feasibility study of the entire United States this year. The study was meant to reveal our best opportunities for future growth. In the Midwest, where Max & Erma's has most of its locations, the economy has suffered. Our plan for future growth in the Midwest will therefore be to mainly replace underperforming, lease-expiring sites with new sites in more attractive areas.

The feasibility study identified attractive regions with strong economic indicators -- Florida, Texas, the southwest -- as the best fit for our future growth. These areas will therefore be a focus for growth, be it through franchising or corporate development. We will gain a foothold in the west with our recently-signed Franchise Development Agreement for ten restaurants over ten years in the Las Vegas area.

BUILDING A BRAND

Beyond developing quality sites, we know that it is critical for Max & Erma's to deliver a unique, memorable guest experience. We operate in a highly-competitive market in which our customers are offered new dining options every day. We therefore spent much of 2005 developing a comprehensive plan to build the brand of Max & Erma's. We know we've always run a good restaurant company. It is time to build a great brand.

Our strategy is based on expressing our passion for the experience -- the passion we have for people, for food and for the place in which it happens. The whole company is focused on delivering a passionate guest experience.

To that end, all of the important elements of our offering -- the menu, the service style, the atmosphere -- are lined up to deliver a uniquely passionate experience. During 2005, we added fantastic items to our menu, including Lemon Herb Halibut and a Grilled Vegetable Sandwich. We have re-shaped our training and reinforcement programs to educate and reward what is truly important to our guests. We designed a new building prototype which will separate us from our competitors. It is fun, bright, inviting -- and unique from our competition! We are poised to build a strong, quality, unique Max & Erma's brand.

To complement the brand strategy, we introduced new marketing methods in the fourth quarter of 2005. We removed most of the discounting promotions, reserving them for under-performing locations. Discounting dilutes our brand and ultimately hurts our profitability. In the place of discounting, we introduced traffic-driving promotions that attract new guests to the restaurants. We are optimistic about our new marketing strategy. We believe this model offers the best of all worlds -- a value for our guests and a traffic-driver for our restaurants.

BUILDING ON THE TALENT WITHIN

With our strategic growth plans, and the emphasis we're placing on building a brand, we are laying a strong foundation for Max & Erma's future. The foundation would not be complete if we did not also address our future leadership plans. I know that all of our hard work would not yield the results we desire without the best and brightest minds working on our senior team.

To that end, we continue to restructure our management team, as any company should, when planning for the future. An important part of Max & Erma's culture is that we build on the talent within. It works well, as the members of our senior team draws upon an average of 20 years experience at Max & Erma's. To lead the team and build Max & Erma's brand in the future, I selected Rob Lindeman to be the next President of the Company. It is a role I have held for over 30 years, and proudly turn over to Rob. He was selected for this role because of his extensive experience in the restaurant operations, his success with our franchising program, and his ability to perform new responsibilities, managing several additional departments over the past couple of years. Rob is passionate about Max & Erma's, and I am confident he will succeed in his new role.

As for me, I remain as the CEO and Chairman of the Board. My role is to develop the team and challenge them to achieve greater levels of success. Of course, I will also help celebrate the successes, as any great coach would do. I look forward to sharing it all with you.


/s/ Todd B. Barnum
-------------------------------------
Todd B. Barnum
CEO & Chairman of the Board

"We therefore spent much of 2005 developing a comprehensive plan to build the brand of Max & good restaurant company. It is time to build a great brand."

                             Selected Financial Data

(In Thousands, except per share and     October 30   October 31    October 26    October 27   October 28   October 29
other data and ratios)                     2005         2004          2003          2002         2001         2000
-----------------------------------     ----------   ----------    ----------    ----------   ----------   ----------
RESULTS OF OPERATIONS
Revenues ............................   $183,705     $  182,959    $  167,083    $ 151,991    $ 141,088     $124,165
Operating Income (Loss) .............       (140)         3,134         3,213        6,638        5,726        2,123
Interest Expense ....................      2,431          2,154         1,680        2,082        2,619        2,293
Income (Loss) Before Income Taxes ...     (2,610)           960         1,494        4,498        3,107         (285)
Net Income (Loss) ...................     (1,315)         1,097         1,494        3,288        2,391          183
Depreciation and Amortization .......      8,444          8,219         6,364        5,659        5,405        5,211
Capital Expenditures ................      9,967         19,444        19,055       17,794       13,544       22,775

PER DILUTED SHARE DATA
Net Income (Loss) ...................   $  (0.52)    $     0.42    $     0.56    $    1.27    $    0.93     $   0.07
Average Shares Outstanding (000's) ..      2,537          2,584         2,648        2,591        2,562        2,629

FINANCIAL POSITION
Cash and Equivalents ................   $  2,911     $    2,188    $    2,616    $   3,407    $   2,351     $  2,762
Working Capital Deficit .............    (12,032)        (9,568)       (7,723)      (8,102)      (9,120)      (7,404)
Property - Net ......................     55,607         55,350        47,037       47,693       42,803       43,654
Total Assets ........................     73,857         71,107        61,742       61,971       54,933       55,201
Long-Term Obligations
   (Less Current Maturities) ........     41,817         41,053        35,837       36,862       32,228       33,474
Stockholders' Equity ................     13,307         14,056        12,189       11,358        9,202        8,170

OTHER DATA AND RATIOS
Average Restaurant Sales ............   $  2,344     $    2,376    $    2,385    $   2,369    $   2,350     $  2,335
Same-Store Sales Increase (Decrease)        (3.2)%         (0.4)%        (0.3)%        0.9%         2.3%         3.9%
Company-owned Restaurants in
   Operation at Year End ............         79             78            73           67           61           56
Operating Profit (Loss) Margin ......       (0.1)%          1.7%          1.9%         4.4%         4.1%         1.8%
Long-Term Debt-to-Equity Ratio ......        3.1            2.9           2.9          3.2          3.5          4.1
Market Price Per Share at Year End ..   $  12.36     $    13.35    $    17.75    $   14.00    $   10.50     $   8.38
Price Earnings Ratio (High/Low) .....        N/M      45.2/31.8     32.5/23.2     12.4/8.3     12.7/9.0          N/M
Return on Beginning Assets ..........       (1.8)%          1.8%          2.4%         6.0%         4.3%          .3%
Return on Beginning Equity ..........       (9.4)%          9.0%         13.2%        35.7%        38.0%         1.7%

                      Management's Discussion And Analysis

OVERVIEW

We derive revenues and income from the operation and franchising of restaurants. Our Company-owned and franchised restaurants sell both food and alcoholic beverages (with the exception of two franchised locations that sell food only). Our restaurants are primarily located in the mid-west, within a 400 mile radius surrounding Columbus, Ohio, our Company's headquarters, and to a lesser extent in the southeast. Our franchised restaurants tend to be located on the outer edge of the mid-west, i.e., Philadelphia, Green Bay and St. Louis, with selective markets or locations within the mid-west also operated by franchisees. In late 2005, we signed a ten-restaurant franchise development agreement for Las Vegas, Nevada.

We generally lease the real estate for our restaurants and invest approximately $1.0 million dollars in furniture, fixtures and equipment and building costs not totally funded by landlords. However in 2005, our average investment per restaurant was $1,945,000 for the three company-owned restaurants. This increase was due to the fact that all three were ground leases and only one landlord made a building construction allowance. We expect that the average investment in future restaurants will be at or close to the historical average. We anticipate that new restaurants will generate annual sales of approximately $2.5 million each and an average restaurant level profit of at least $300,000. Franchisees generally pay an initial franchise fee of $40,000 per location, plus an annual royalty of 4% of sales. We anticipate that each additional franchised location will pay annual royalties of approximately $100,000.

The restaurant industry is very competitive. We typically compete favorably with several larger, national restaurant chains in most of our locations. Nonetheless, the amount of competition is one of the most significant factors affecting the success of a restaurant location. While we seek out less competitive sites, highly successful locations quickly attract competition, which may affect sales. In late 2004 and into 2005, same-store sales turned negative. The most common reason for this decline in sales, on a restaurant by restaurant basis, is an increased level of competition near the restaurant.

During late 2003 and through most of 2004, our restaurants experienced margin pressure due to rising beef, chicken, produce, and dairy prices. In late 2004 and into 2005, we began to implement a series of menu specification changes and systematically re-bid a large number of inventory items. These moves, along with consolidating our chicken purchasing with one vendor at a then below market fixed price and a return to more normal costs for produce and dairy, resulted in a decline in cost of sales, as a percentage of revenues for 2005 as compared to a mid-2004 high point. Our approach to rising commodity prices has always been to cautiously raise prices every six months at a rate consistent with inflation and not over react to shorter-term price spikes. As a result of this policy, we have generally maintained a gradually declining cost of sales percentage. During the fourth quarter of 2005, we experienced some further reduction in the costs of sales percentage resulting from declining market prices for beef due to the lifting of the ban on importing Canadian beef.

We also have experienced sharply rising healthcare and worker's compensation insurance costs over the past several years. We have implemented several safety incentives and began self-funding our Ohio Worker's Compensation insurance effective late in the fourth quarter of 2004. We believe this program has lowered worker's compensation expense for our Ohio restaurants by approximately $590,000 in 2005. During the first quarter of 2004, we implemented a new health insurance program and increased our employee contribution rates in an effort to reduce our health insurance costs. As a result, health insurance costs for 2004 declined by approximately $400,000 over 2003. By again increasing employee contribution levels in 2005, we limited the increase in our health insurance costs in 2005 to 9%, including additional locations. We believe that the rising cost of healthcare will continue to be a challenge.

We have bank borrowings in excess of $31.0 million. The related notes carry variable interest rates. As a result, our Company is exposed to a risk associated with rising interest rates. To mitigate this risk, we purchased an interest rate swap, which essentially fixed the rate on approximately 25% of the outstanding balance. However, rising interest rates in 2005 resulted in higher interest expense and reduced profitability. The interest rate swap expired October 31, 2005, and depending upon further increases in interest rates, could subject us to higher interest expense in 2006.

Approximately two thirds of the outstanding balance under our loan agreement arose from the repurchase of our common stock. In late 1998, we began a repurchase program, which has resulted in the repurchase of approximately 2.2 million shares of our common stock primarily over a four-year period. We currently do not have an authorized stock repurchase program in place.

We are currently committed to debt service and replacement capital expenditures totaling approximately $6.9 million per year. At current levels of profitability, cash flow after debt service and replacement capital expenditures may be less than $2.0 million annually. Because of this and limited availability of funds under our credit facility, we have reduced our expected growth rate to one to two restaurants in 2006. The availability of landlord construction allowances and the sale-leaseback of real estate, both of which result in a reduced cash investment per new restaurant, will affect the growth rate in 2006.

YEAR-TO-YEAR COMPARISONS AND ANALYSIS RESULTS OF OPERATIONS

The following table sets forth our operating results as a percentage of revenues:

                                       2005     2004    2003
                                      -----    -----   -----
Revenues ..........................   100.0%   100.0%  100.0%
Cost of Goods Sold ................   (25.5)   (25.8)  (24.7)
Payroll & Benefits ................   (32.3)   (32.7)  (33.0)
Other Operating Expenses ..........   (33.3)   (31.7)  (31.3)
Pre-Opening Expenses ..............    (0.2)    (0.3)   (0.4)
Impairment of Fixed Assets ........    (0.8)      --    (0.7)
Administrative Expenses ...........    (8.0)    (7.8)   (8.0)
Interest Expense ..................    (1.3)    (1.2)   (1.0)
Minority Interest .................      --       --      --
(Income Taxes) Tax Credit .........     0.7      0.1      --
                                      -----    -----   -----
Net Income(Loss) ..................    (0.7)%    0.6%    0.9%
                                      =====    =====   =====

REVENUES

Revenues for 2005 increased $700,000 or 0.4% from $183.0 million for 2004 to $183.7 million for 2005. The increase was a result of i) the opening of three restaurants during 2005, ii) the opening of five restaurants during 2004 and
iii) an 11% increase in franchise fees and royalties from $1,635,000 in 2004 to $1,821,000 in 2005. These increases offset a $5.1 million or 3.2% decline in sales at restaurants open 18 months or more, ii) the closing of two under performing restaurants during 2005, and iii) sales from one additional week in fiscal 2004. Exclusive of the additional week in 2004, revenues increased $4.3 million or 2.4%.

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

We believe the declines in same-store sales over the past two years were a result of increased competition, a weak mid-western economy and the effect of rising gasoline and utilities costs on consumer spending. Specifically in 2005, the same-store sales decline of 3.2%, the largest decline in over twenty years, was a result of i) an increased level of competition - eighteen of our 79 restaurants had two or more competing restaurants open near or adjacent to our restaurants during the last twelve months, ii) the opening of two new Max & Erma's during the fourth quarter of 2004 near two of our existing restaurants, which contributed to a sales decline of approximately $1,000,000 at the two older restaurants, iii) a sluggish mid-western economy - recent news articles indicate that Ohio, Michigan, Illinois, and Pennsylvania, where the vast majority of our restaurants are located, lag almost all other states in job and economic growth statistics, and iv) higher gasoline and utility prices - we believe our target customer, with household income just under $100,000 annually and coming typically from two wage earners, may be more adversely affected by rising gas and utility prices than either the typical fast food customer or the customer of higher priced concepts. Same-store sales were also negatively impacted $487,000 by Christmas falling on a Saturday in the current year as compared to mid-week last year and a major winter storm during the fourth week of January 2005, which impacted most of our markets and resulted in a $383,000 sales decline for the three day weekend.

These factors resulted in an 8% decline in customer counts in 2005. The effect of this was offset in part by a 12% increase in same-store to go sales and a 4% increase in the per person guest check average. The increase in the per person guest check average was a result of an approximately 2% menu price increase in 2005 and the introduction of higher priced menu items.

We anticipate revenue growth of approximately 4% in 2006 as a result of the opening of one to two Company-owned restaurants and the opening of five franchised restaurants. The three Company-owed restaurants opened in 2005 should make a significant contribution to 2006 revenues. Through the end of 2005, they reported average weekly sales of $58,835 as compared to a chain-wide average weekly average of $45,068. The eight restaurants opened since the start of 2004 generated average weekly sales of $52,798 during 2005. One site was under contract to purchase at October 30, 2005. No restaurants were under construction.

We anticipate a continued increase in franchise fees and royalties. At October 30, 2005, twenty-three franchised restaurants were in operation as compared to twenty at October 31, 2004 and sixteen at October 26, 2004. As of October 30, 2005, we anticipate the opening of an additional five franchised restaurants during 2006. At October 30, 2005, we had seven multi-unit franchise agreements signed, requiring the development of 33 additional restaurants over the next ten years.

COSTS AND EXPENSES

Cost of goods sold, as a percentage of revenues, increased from 24.7% for 2003 to 25.8% for 2004 and then declined to 25.5% for 2005. The increase from 2003 to 2004 was a result of significantly higher beef and chicken costs since mid-2003, and to a lesser extent higher dairy costs in 2004. Rising beef and chicken prices added approximately $600,000 to cost of goods sold in 2003 and an additional $2.35 million in 2004. Rising dairy prices, primarily in the second half of 2004, added an additional $550,000 to cost of goods sold in 2004. The decline from 2004 to 2005 was a result of a decline from the record high ground beef and chicken prices of 2004, a reduction in dairy and produce prices, implementation of various cost savings measures, and an approximate two percent menu price increase over last year. As a result, we have reduced cost of goods sold, as a percentage of revenues, from its third quarter 2004 high point to current levels. Ground beef prices remained high through the third quarter of 2005, but began to decline in the fourth quarter, due to the lifting of the ban on importing Canadian beef, which will increase the supply of beef in the U.S.

Payroll and benefits as a percentage of revenues, declined from 33.0% for 2003 to 32.7% for 2004 and then declined to 32.3% for 2005. The decreases were primarily a result of lower health insurance expense due to a change in our health plan during the first quarter of 2004, which reduced health insurance expense by approximately $400,000. The further reduction in benefits expense in 2005 was due primarily to a $590,000 savings associated with self-funding our Ohio

                         Max & Erma's Restaurants, Inc.

workers' compensation expense. Payroll expense over the periods reported was generally stable.

Other operating expense as a percentage of revenues increased from 31.3% for 2003 to 31.7% for 2004. The increase was due to higher advertising, gas and electric and restaurant operating supply expenses. Increases in these expenses offset a $800,000 or 40 basis point savings in occupancy costs related to the purchase of previously leased equipment. Other operating expenses increased from 31.7% for 2004 to 33.3% for 2005. The increase of $3,046,000 was primarily a result of increased marketing expenses ($885,000), cleaning expenses ($479,000), carryout supplies ($100,000), higher credit and gift card fees ($315,000), higher natural gas prices ($290,000), and increased repairs and maintenance expense ($200,000), and real estate taxes ($304,000). The increase in other operating expenses, as a percentage of revenues, was exacerbated by the decline in same-store sales in 2005, as many of the expenses in this category are of a fixed nature.

Pre-opening costs, as a percentage of revenues, declined from 0.4% in 2003 to 0.3% in 2004 and to 0.2% in 2005. The decline in this expense is a result of the number and timing of restaurant openings each year. We opened six restaurants in 2003, five in 2004, and three in 2005.

ASSET IMPAIRMENT

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

At the end of 2003, management evaluated these criteria and determined that the long-lived assets associated with the Company's restaurants located in Grand Rapids, Michigan and Prospect, Kentucky were impaired. Accordingly, in the fourth quarter of 2003, we recorded a $1,070,000 write-down of the carrying value of these impaired assets based upon the discounted cash flow of each restaurant. We subsequently closed these two restaurants during the third quarter of 2005.

During the second quarter of 2005, we recorded a $1.45 million asset impairment charge related to six under performing restaurants and to write off costs associated with the proposed de-registration of our common stock. We expensed $1.26 million for the write down of restaurant assets at the six restaurants and for payment to a landlord to obtain a release from one of the leases. We closed two of the restaurants during the third quarter of 2005. The restaurants that closed were both within three years of the end of their current lease terms. Three of the restaurants are in shopping centers where factors associated with the center have negatively impacted our business. The two restaurants that closed had operating losses for 2005 of $385,000, including the cost of closing. We currently expect to operate the other four restaurants through the remainder of their lease terms, but may consider a sale or sub-lease of any of the locations. The restaurant assets at these restaurants were written down to estimated fair value based upon future discounted cash flows. The write down of restaurant assets at these four restaurants will reduce annual depreciation expense by approximately $120,000. We believe that the closing or write down of the impaired locations, along with related overhead savings, should result in annual savings of approximately $800,000.

We also expensed $190,000 of costs associated with the proposed de-registration of our common stock. Because the Securities and Exchange Commission extended the date of compliance with the Sarbanes-Oxley Act for non-accelerated filers and because of several initiatives which may reduce the compliance costs, we elected to terminate the proposed de-registration transaction during the second quarter of 2005. Accordingly, we wrote off approximately $190,000 of costs, primarily legal, accounting, and professional fees, associated with the transaction.

ADMINISTRATIVE EXPENSES

Administrative expenses, as a percentage of revenues, declined from 8.0% in 2003 to 7.8% in 2004 and then increased back to 8.0% for 2005. In dollar terms, administrative expenses increased 7% from 2003 to 2004 and 4% from 2004 to 2005. Administrative expenses have increased each year generally due to raises for corporate personnel and additional personnel to support the Company's internal and franchise growth.

INTEREST EXPENSE

Interest expense increased 28% from $1,680,000 in 2003 to $2,154,000 in 2004 and then increased an additional 13% in 2005 to $2,431,000.

In 2003 and 2004, our interest rate was based upon the ratio of bank indebtedness to earnings before interest, taxes, depreciation and amortization. If the ratio is above 2.5 to 1, our interest rate would be LIBOR plus 3.5 percent or prime plus 3/4 percent. If the ratio is below 2.5 to 1 but above 2.0 to 1, our interest rate would be LIBOR plus 3.0 per cent or prime plus 1/4 percent. If the ratio falls below 2.0 to 1, the interest rate would be reduced further to LIBOR plus 2.5 percent or prime minus 1/4 percent. For 2003 the interest was LIBOR plus 3 percent and prime plus 1/4 percent on the term loan and revolving credit portions of the credit agreement, respectively. Based upon results for the year ended October 26, 2003, the interest rate was increased to LIBOR plus 3.5 percent and prime plus 3/4 percent, respectively, for all of 2004.

In 2005, our interest rate was based upon the ratio of bank indebtedness plus future minimum rental commitments multiplied by 8 to earnings before interest taxes, depreciation and amortization, and rent. Based upon results for fiscal 2004, our interest for fiscal 2005 remained at LIBOR plus 3.5 percent and prime plus 3/4 percent. Additionally, we used an interest rate protection agreement to fix a portion of the outstanding balance under our credit agreement. The interest rate protection agreement expired October 31, 2005.

The increase in interest expense from 2003 to 2004 was primarily a result of our borrowing an additional $6,000,000 at the start of 2004 to purchase equipment that was previously leased under operating leases. Additionally, our interest rate increased because of increases in LIBOR and the prime interest rate and because pricing under our credit agreement moved to a higher tier, as previously described. These increases offset a reduction in the higher fixed rate portion of our outstanding balance. At October

                         Max & Erma's Restaurants, Inc.

31, 2004, the outstanding balance under our credit agreement was $31.1 million, 30% of which was at the higher fixed rate of 9.9%. The interest rate on the remaining 70% or $21.8 million had increased to 5.5% from 4.25% at October 26, 2003.

The increase in interest expense from 2004 to 2005 was a result of further increases in LIBOR and the prime interest rate. The outstanding balance under our revolving credit agreement remained almost unchanged at $31.2 million at October 30, 2005, with approximately 20% of that amount at the higher fixed rate of 9.9%. The interest rate on the remaining 80% had increased to 7.5% at October 30, 2005. We capitalized $417,000, $170,000, and $94,000 of construction period interest during 2003, 2004, and 2005, respectively.

INCOME TAXES

At the level of pre-tax income reported in 2003 and 2004, the FICA tax on tips credit offset all federal, state, and local income tax expense and resulted in no income tax expense in 2003 and an income tax credit of $137,000 in 2004.

In 2005, we reported a tax credit of $1.3 million, which reflects the tax benefit of the reported loss before income taxes and the FICA tax on tips credit of approximately $1.0 million for 2005. Additionally, during the third quarter of 2005, the state of Ohio eliminated its corporate franchise income tax and replaced it with a commercial activity tax to be included in administrative expenses. Accordingly, we recorded an income tax expense of $550,000 in the third quarter of 2005, which represents a charge to write-off previously recorded State of Ohio deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Our working capital ratio remained at 0.4 to 1 at both October 31, 2004 and October 30, 2005. Historically we have been able to operate with a working capital deficiency because i) restaurant operations are primarily conducted on a cash basis, ii) high turnover (about once every 10 days) permits limited investment in inventory, and iii) trade payables for food purchases usually become due after receipt of cash from the related sales.

During 2005, our Company expended approximately $9,967,000 for property additions and $52,821,000 to reduce long-term obligations and increased cash on hand $723,000. Funds for such expenditures were provided primarily by $52,793,000 from proceeds of long-term obligations, $10,475,000 from operations, $252,000 from the sale of stock. We routinely draw down and repay our revolving credit line, the gross amounts of which are included in the above numbers.

We intend to open one to two restaurants during fiscal 2006. At October 30, 2005, we were contractually committed to the purchase of one new restaurant for which we were in the process of obtaining approvals and permits. The estimated cost to complete the one site to which we were contractually committed at October 30, 2005, was approximately $3.2 million. We also anticipate capital expenditures of approximately $3.0 million on existing restaurants.

Funding for new restaurants and replacement capital expenditures is expected to be provided by cash flow from operations, the sale-leaseback of real estate, landlord construction allowances and our revolving credit line. All of our Company's assets collateralize borrowings under our revolving credit agreement. At October 30, 2005, we had approximately $1.7 million available under our $15.0 million revolving credit agreement. We also had a $2.5 million commitment for the sale-leaseback of one restaurant.

On August 21, 2003, our Board of Directors authorized the repurchase of up to 200,000 shares of our common stock through August 21, 2004, and subsequently extended the authorization through August 21, 2005. Through August 21, 2005, we had repurchased 71,000 shares at a cost of $1,254,000 under the authorization, which then expired. The shares were repurchased because we believe that the market price of our common shares at the time of repurchase presented an attractive opportunity and because the repurchase of shares increases the relative percentage ownership of all remaining shareholders.

We believe that the major portion of future restaurant development costs will be provided by sale-leaseback transactions or landlord contributions and, to the extent necessary, cash flow from operations, and that remaining cash flow from operations will be sufficient to meet debt repayment schedules.

We lease certain land, building and equipment under various operating lease agreements. The initial lease terms range from five to thirty years and expire between 2007 and 2025. In several cases, we are obligated to pay taxes, insurance, common area charges and other expenses related to the leased properties.

At October 30, 2005, we were committed to the following significant financial obligations:

                       Operating      Capital     Long-Term    Construction
                        Leases        Leases       Debt (1)     Commitments
                     ------------   ----------   -----------   ------------
Less than
1 Year ...........   $ 14,557,539   $   90,000   $ 6,093,000    $3,200,000
1-3 Years ........     28,795,585      180,000    13,858,872            --
3-5 Years ........     27,719,835      180,000    11,420,496            --
More than
5 Years ..........    181,720,428      720,000     8,220,488            --
                     ------------   ----------   -----------    ----------
Total ............   $252,793,387   $1,170,000   $39,592,856    $3,200,000
                     ============   ==========   ===========    ==========

(1) Includes interest at 7.5%, which was the rate in effect at October 30, 2005 under the company's Revolving Credit Agreement.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In December 2004, SFAS No. 123(R), Share-Based Payment, a replacement of SFAS No. 123, Accounting for Stock-Based Compensation and rescission of APB Opinion No. 25, Accounting for Stock Issued to Employees, ("SFAS 123(R)") was issued. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the consolidated financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant date fair value of the equity or liability issued. In addition, liability awards will be remeasured each reporting period and compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) is effective for public companies as of the beginning of the first fiscal year beginning after June 15, 2005. We will be implementing SFAS 123(R) beginning October 31, 2005.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB No. 143, ("FIN 47"). FIN 47 addresses financial accounting and reporting for obligations associated

                         Max & Erma's Restaurants, Inc.

with retirement of tangible long-lived assets and the associated asset retirement costs. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN 47 are effective no later than the end of fiscal years ending after December 15, 2005. We have not yet completed our assessment of the impact of FIN 47 on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154)". SFAS 154 replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

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

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "plan," "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Forward-looking statements in this MD&A include statements regarding the average investment in future restaurants (paragraph 2), anticipated sales at new restaurants (paragraph 2), anticipated royalties from additional franchised restaurants (paragraph 2), the belief that we compete favorably with larger restaurant chains (paragraph 3), the belief that self-funding Ohio Worker's Compensation insurance lowered its expense (paragraph 5), the belief that rising healthcare costs will continue to be a challenge (paragraph 5), the expectation of adding one to two restaurants in 2006 (paragraph 8), the belief that the decline in same-store sales was a result of competition, a weak mid-west economy and rising gas and utility prices (paragraph 12), the belief that our target customer is more impacted by rising gas and utility prices (paragraph 12), the anticipated revenue growth from the opening of new restaurants (paragraph 14), the anticipated increase in franchise fees and royalties (paragraph 15), the anticipated opening of franchise restaurants (paragraph 15), the expectation that we will continue to operate the four restaurants whose assets were impaired (paragraph 22), the belief that the closing or writed down of impaired locations will result in annual savings of $800,000 (paragraph 22), the estimated costs and sources of funds to complete new restaurant and replacement capital expenditures (paragraphs 34, 35, and 37), the belief that the market price of the Company's common shares was an attractive investment opportunity at the time of repurchase (paragraph 36).

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

                         Max & Erma's Restaurants, Inc.

                           Consolidated Balance Sheets

                                                                          October 30     October 31
                                                                             2005           2004
                                                                         ------------   -----------
ASSETS

CURRENT ASSETS:
Cash and equivalents .................................................   $  2,910,889   $ 2,187,529
Receivables:
   Trade and other ...................................................        172,685       576,277
   Franchise .........................................................        457,324       353,639
                                                                         ------------   -----------
      Total receivables ..............................................        630,009       929,916
Inventories ..........................................................      1,401,368     1,377,366
Supplies .............................................................        636,417       722,340
Prepaid expenses .....................................................        471,470       512,995
Deferred income taxes ................................................        650,000       700,000
                                                                         ------------   -----------
      TOTAL CURRENT ASSETS ...........................................      6,700,153     6,430,146

PROPERTY-AT COST:
Land and buildings ...................................................     33,445,024    28,782,009
Leasehold improvements ...............................................     32,552,563    33,121,205
Equipment and fixtures ...............................................     38,295,142    36,167,097
                                                                         ------------   -----------
   Total property ....................................................    104,292,729    98,070,311
Less accumulated depreciation and amortization .......................     48,686,165    42,720,109
                                                                         ------------   -----------
      PROPERTY-NET ...................................................     55,606,564    55,350,202

OTHER ASSETS:
Goodwill (less accumulated amortization of 2005 and 2004--$863,629) ..         62,073        62,073
Deferred costs (less accumulated amortization of
   2005--$299,357; 2004--$211,561) ...................................        726,935       532,976
Deferred income taxes ................................................      8,784,000     6,850,000
Miscellaneous (less accumulated amortization of
   2005--$181,578 and 2004--$139,897) ................................      1,977,560     1,881,688
                                                                         ------------   -----------
      TOTAL OTHER ASSETS .............................................     11,550,568     9,326,737
                                                                         ------------   -----------
TOTAL ................................................................   $ 73,857,285   $71,107,085
                                                                         ============   ===========

See notes to consolidated financial statements.

                           Consolidated Balance Sheets

                                                                                    October 30    October 31
                                                                                       2005          2004
                                                                                   -----------   -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term obligations ....................................   $ 4,227,282   $ 4,160,314
Accounts payable ...............................................................     4,725,923     4,344,753
Construction payables ..........................................................       863,135       989,466
Accrued liabilities:
   Payroll and related taxes ...................................................     2,718,540     1,914,099
   Taxes, other than income taxes ..............................................     2,097,075     2,196,583
   Interest ....................................................................       656,525       415,876
   Gift cards ..................................................................     1,661,105       202,565
   Utilities ...................................................................       817,496       736,362
   Other .......................................................................       965,415     1,037,817
                                                                                   -----------   -----------
      Total accrued liabilities ................................................     8,916,156     6,503,302
                                                                                   -----------   -----------
      TOTAL CURRENT LIABILITIES ................................................    18,732,496    15,997,835

LONG-TERM OBLIGATIONS-
   Less current maturities .....................................................    41,817,482    41,053,030

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Preferred stock-$.10 par value; authorized 500,000 shares, none outstanding
      Common stock-$.10 par value; authorized 2005 and 2004--5,000,000 shares;
      issued and outstanding: 2005--2,546,778 shares; 2004--2,507,328 shares ...       254,677       250,732
   Additional paid in capital ..................................................       678,225       319,404
   Accumulated other comprehensive loss ........................................            --      (203,406)
   Retained earnings ...........................................................    12,374,405    13,689,490
                                                                                   -----------   -----------
      TOTAL STOCKHOLDERS' EQUITY ...............................................    13,307,307    14,056,220
                                                                                   -----------   -----------
TOTAL ..........................................................................   $73,857,285   $71,107,085
                                                                                   ===========   ===========

See notes to consolidated financial statements.

                      Consolidated Statements of Operations

                                                          YEAR ENDED
                                          ------------------------------------------
                                           October 30     October 31     October 26
                                              2005           2004           2003
                                           (52 weeks)     (53 weeks)     (52 weeks)
                                          ------------   ------------   ------------
REVENUES ..............................   $183,705,077   $182,958,795   $167,082,527
                                          ------------   ------------   ------------

OPERATING EXPENSES:
Cost of goods sold ....................     46,868,766     47,134,328     41,313,643
Payroll and benefits ..................     59,315,489     59,870,241     55,199,447
Other operating expenses ..............     61,074,546     58,028,046     52,290,654
Administrative expenses ...............     14,744,764     14,189,562     13,299,529
Preopening costs ......................        391,789        602,677        695,950
Impairment of fixed assets ............      1,450,000             --      1,069,949
                                          ------------   ------------   ------------
   TOTAL OPERATING EXPENSES ...........    183,845,354    179,824,854    163,869,172
                                          ------------   ------------   ------------

OPERATING (LOSS) INCOME ...............       (140,277)     3,133,941      3,213,355

INTEREST EXPENSE ......................      2,431,305      2,154,254      1,680,435

MINORITY INTEREST IN INCOME OF
   AFFILIATED PARTNERSHIP .............         38,503         19,252         38,503
                                          ------------   ------------   ------------

(LOSS) INCOME BEFORE INCOME TAXES .....     (2,610,085)       960,435      1,494,417
                                          ------------   ------------   ------------

INCOME TAXES:
Federal
   Current ............................        604,000        380,000        540,000
   Deferred credit ....................     (2,459,000)      (627,000)      (700,000)
State and local
   Current ............................         95,000        260,000        168,000
   Deferred tax (credit) ..............        465,000       (150,000)        (8,000)
                                          ------------   ------------   ------------
      TOTAL INCOME TAXES (CREDIT) .....     (1,295,000)      (137,000)            --
                                          ------------   ------------   ------------

NET (LOSS) INCOME .....................   $ (1,315,085)  $  1,097,435   $  1,494,417
                                          ============   ============   ============

NET (LOSS) INCOME PER SHARE:
Basic .................................   $      (0.52)  $       0.45   $       0.61
                                          ============   ============   ============
Diluted ...............................   $      (0.52)  $       0.42   $       0.56
                                          ============   ============   ============

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic .................................      2,537,277      2,459,767      2,441,700
                                          ============   ============   ============
Diluted ...............................      2,537,277      2,583,762      2,648,128
                                          ============   ============   ============

See notes to consolidated financial statements.

                 Consolidated Statements of Shareholders' Equity

                                                                       ACCUMULATED
                                      COMMON STOCK       ADDITIONAL       OTHER
                                  --------------------     PAID IN    COMPREHENSIVE     RETAINED
                                    SHARES     AMOUNT      CAPITAL    (LOSS) INCOME     EARNINGS       TOTAL
                                  ---------   --------   ----------   -------------   -----------   -----------
BALANCE, OCTOBER 27, 2002         2,346,798   $234,680    $     --      $(794,290)    $11,917,492   $11,357,882
Issuance of stock through
   option plan, including
   $112,043 related tax benefit     172,960     17,296                                    406,590       423,886
Shares repurchased                  (70,157)    (7,016)                                (1,226,444)   (1,233,460)
Comprehensive income:
   Change in fair value of
      interest rate protection
      agreement, net of
      income tax ($78,570)                                                145,917                       145,917
   Net income                                                                           1,494,417     1,494,417
                                                                                                    -----------
      Comprehensive income                                                                            1,640,334
                                  ---------   --------    --------      ---------     -----------   -----------

BALANCE, OCTOBER 26, 2003         2,449,601    244,960                   (648,373)     12,592,055    12,188,642
Issuance of stock through
   option plan, including
   $152,466 related tax benefit      58,889      5,888     340,009                                      345,897
Shares repurchased                   (1,162)      (116)    (20,605)                                     (20,721)
Comprehensive income:
   Change in fair value of
      interest rate protection
      agreement, net of
      income tax ($158,598)                                               444,967                       444,967
   Net income                                                                          1,097,435      1,097,435
                                                                                                    -----------
      Comprehensive income                                                                            1,542,402
                                  ---------   --------    --------      ---------     -----------   -----------

BALANCE, OCTOBER 31, 2004         2,507,328    250,732     319,404       (203,406)     13,689,490    14,056,220
Issuance of stock through
   option plan, including
   $110,611 related tax benefit      39,450      3,945     358,821                                      362,766
Comprehensive loss:
   Change in fair value of
      interest rate protection
      agreement, net of
      income tax ($109,526)                                               203,406                       203,406
   Net loss                                                                            (1,315,085)   (1,315,085)
                                                                                                    -----------
      Comprehensive loss                                                                             (1,111,679)
                                  ---------   --------    --------      ---------     -----------   -----------
BALANCE, OCTOBER 30, 2005         2,546,778   $254,677    $678,225      $      --     $12,374,405   $13,307,307
                                  =========   ========    ========      =========     ===========   ===========

See notes to consolidated financial statements.

                      Consolidated Statements of Cash Flows

                                                                                   YEAR ENDED
                                                                   ------------------------------------------
                                                                    October 30     October 31     October 26
                                                                       2005           2004           2003
                                                                    (52 weeks)     (53 weeks)     (52 weeks)
                                                                   ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income ..............................................   $ (1,315,085)  $  1,097,435   $  1,494,417
                                                                   ------------   ------------   ------------
Adjustments to reconcile net (loss) income to net cash
   provided by operating activities:
   Depreciation and amortization ...............................      8,443,967      8,219,095      6,364,044
   Deferred income tax credit ..................................     (1,994,000)      (777,000)      (708,000)
   Accretion of deferred sale/leaseback gain ...................       (126,267)      (126,267)      (126,267)
   Minority interests in income of Affiliated Partnership ......         38,503         19,252         38,503
   Impairment of fixed assets ..................................      1,011,000             --      1,069,949
   Loss on disposition of assets ...............................        206,237        214,435        204,445
   Proceeds from lease incentives ..............................      1,000,000      2,430,000      1,000,000
   Changes in assets and liabilities:
      Receivables, inventories, supplies and prepaid expenses ..        403,208       (865,071)      (484,377)
      Other assets .............................................       (387,936)       (46,769)      (196,151)
      Accounts payable, accrued and other liabilities ..........      3,195,194      1,165,649        945,511
                                                                   ------------   ------------   ------------
         Total adjustments .....................................     11,789,906     10,233,324      8,107,657
                                                                   ------------   ------------   ------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES .............     10,474,821     11,330,759      9,602,074
                                                                   ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions .............................................     (9,966,903)   (19,443,999)   (19,055,328)
Changes in other assets ........................................         77,731        127,959        234,239
Proceeds from the sale of property .............................         31,333      2,807,133     12,322,527
                                                                   ------------   ------------   ------------
         NET CASH USED IN INVESTING ACTIVITIES .................     (9,857,839)   (16,508,907)    (6,498,562)
                                                                   ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term obligations .................    (52,820,697)   (84,232,469)   (63,157,061)
Proceeds from long-term obligations ............................     52,793,019     88,907,129     60,376,756
Debt issue costs ...............................................        (79,596)       (78,765)      (153,465)
Proceeds from exercise of stock options ........................        252,155        193,431        311,843
Distributions to minority interests in Affiliated
   Partnership .................................................        (38,503)       (19,252)       (38,503)
Cash paid for purchase of common stock .........................             --        (20,721)    (1,233,460)
                                                                   ------------   ------------   ------------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ...        106,378      4,749,353     (3,893,890)
                                                                   ------------   ------------   ------------

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS ................        723,360       (428,795)      (790,378)

CASH AND EQUIVALENTS--BEGINNING OF YEAR ........................      2,187,529      2,616,324      3,406,702
                                                                   ------------   ------------   ------------
CASH AND EQUIVALENTS--END OF YEAR ..............................   $  2,910,889   $  2,187,529   $  2,616,324
                                                                   ============   ============   ============
SUPPLEMENTAL DISCLOSURES:
Cash paid for:
   Interest-net of $93,958, $170,407, and $417,250
      capitalized in 2005, 2004 and 2003 .......................   $  2,103,280   $  2,136,691   $  1,744,530
                                                                   ============   ============   ============
Income taxes ...................................................   $    299,245   $    689,856   $    887,015
                                                                   ============   ============   ============
Noncash activities-
   Property additions financed by construction payables ........   $    863,135   $    989,466   $    979,851
                                                                   ============   ============   ============

See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

AS OF OCTOBER 30, 2005 AND OCTOBER 31, 2004, AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED OCTOBER 26, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS--Max & Erma's Restaurants, Inc. and subsidiary (the "Company") owns and operates restaurants under the trade name "Max & Erma's--Neighborhood Gathering Place." At October 30, 2005, there are 102 Max & Erma's restaurants in operation (98 at October 31, 2004) (principally located in the Midwestern United States). The Company owns all of the restaurants, except for one that is owned by a separate limited partnership ("Affiliated Partnership") in which the Company is the controlling general partner, and 23 which are franchised to unrelated parties (20 at October 31, 2004).

At October 30, 2005, the Company was contractually committed to the purchase of one new Max & Erma's restaurant. The estimated cost to complete this restaurant is approximately $3,200,000.

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

                                                                          Years
                                                                        --------
Buildings ...........................................................   15 to 30
Leasehold improvements ..............................................   10 to 15
Equipment and fixtures ..............................................    3 to 15

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

ASSET IMPAIRMENTS--Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether property and equipment and other intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value. In performing its review, the Company considers the age of the restaurant and any significant economic events, recognizing that certain restaurants may take 24 to 36 months to become or return to profitability. In evaluating its goodwill, the Company estimates the fair value of the operations at each reporting date to determine if any impairment exists. See Note 9 regarding provision for impairment of assets.

REVENUE RECOGNITION--Revenue from restaurant sales is recognized when food and beverage products are sold. Franchise fees for new franchises are recognized as revenue when substantially all commitments and obligations have been fulfilled, which is generally upon commencement of operations by the franchisee. The Company recognizes royalties on a franchisee's sales in the period in which the sales occur. Included in revenues are franchise fees and royalties of approximately $1,821,000, $1,635,000, and $1,217,000 in 2005, 2004, and 2003,
respectively.

SELF-INSURANCE--The Company is primarily self-insured for workers' compensation. Self-insurance liabilities are determined actuarially based on claims filed and estimates for claims incurred but not reported.

ADVERTISING--The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was approximately $5,041,000, $4,155,000, and $3,214,000 for fiscal 2005, 2004 and
2003, respectively.

CONTINGENT RENT--The Company expenses contingent rent based on a quarterly gross sales basis.

INCOME TAXES--The Company is subject to Federal, state and local income taxes. Income taxes are provided for all taxable items included in the consolidated statements of income in accordance with SFAS No. 109, Accounting for Income Taxes.

NET INCOME (LOSS) PER SHARE--Basic income (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and dilutive stock options outstanding during the years presented (stock options are excluded from the calculation if a net loss is reported as the effect of such options is anti-dilutive). Options to purchase 221,950 and 40,950 shares of common stock were outstanding in 2005 and 2004 (none in 2003), respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares or the Company reported a net loss for the year and, therefore, the effect would be antidilutive. The chart below presents a reconciliation between basic and diluted weighted average shares outstanding:

                               2005        2004        2003
                            ---------   ---------   ---------
Basic weighted average
   shares outstanding ...   2,537,277   2,459,767   2,441,700
Dilutive effect of
   stock options ........          --     123,995     206,428
                            ---------   ---------   ---------
Basic weighted average
   shares outstanding ...   2,537,277   2,583,762   2,648,128
                            =========   =========   =========

STOCK OPTIONS--SFAS No. 123, Accounting for Stock-Based Compensation, defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, but are required to disclose in a note to the financial statements proforma net income
(loss) and earnings (loss) per share as if the Company had applied the fair value method of accounting. The Company applies APB No. 25 in accounting for its stock-based compensation plans and has not recorded compensation expense for any of the years presented. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123 for options granted in fiscal 1996 through 2005, net income (loss) and earnings (loss) per share would have been as follows:

                                            2005         2004         2003
                                        -----------   ----------   ----------
Net income (loss):
   As reported ......................   $(1,315,085)  $1,097,435   $1,494,417
                                        ===========   ==========   ==========
   Pro forma ........................   $(1,321,469)  $  224,722   $  617,285
                                        ===========   ==========   ==========
Basic earnings (loss) per share:
   As reported ......................   $     (0.52)  $     0.45   $     0.61
                                        ===========   ==========   ==========
   Pro forma ........................   $     (0.52)  $     0.09   $     0.25
                                        ===========   ==========   ==========
Diluted earnings (loss) per share:
   As reported ......................   $     (0.52)  $     0.42   $     0.56
                                        ===========   ==========   ==========
   Pro forma ........................   $     (0.52)  $     0.09   $     0.23
                                        ===========   ==========   ==========

The following weighted average assumptions were used in the option pricing model: a risk free interest rate of 4.31% and 4.52% for 2004 and 2003, respectively; an expected life of the options of 5 to 10 years; no expected dividend yield and a volatility factor of 18% and 28% in 2004 and 2003, respectively. The weighted average per share fair value of the options granted in 2004 and 2003 was $6.74 and $7.04, respectively. There were no stock options granted in 2005.

SEGMENT--The Company presently operates in one segment as determined in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

FISCAL YEAR-END--The Company and its Affiliated Partnership each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal years 2005 and 2003 each contained 52 weeks and fiscal year 2004 contained 53 weeks.

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

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS--In December 2004, SFAS No. 123(R), Share-Based Payment, a replacement of SFAS No. 123, Accounting for Stock-Based Compensation and rescission of APB Opinion No. 25, Accounting for Stock Issued to Employees, ("SFAS 123(R)") was issued. SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the consolidated financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant date fair value of the equity or liability issued. In addition, liability awards will be remeasured each reporting period and compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) is effective for public companies as of the beginning of the first fiscal year beginning after June 15, 2005. The Company will be implementing SFAS 123(R) beginning October 31, 2005.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB No. 143, ("FIN 47"). FIN 47 addresses financing accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN 47 are effective no later than the end of fiscal years ending after December 15, 2005. The Company has not yet completed its assessment of the impact of FIN 47 on its consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

                         Max & Erma's Restaurants, Inc.

2. OWNERSHIP OF RESTAURANT BY AFFILIATED PARTNERSHIP

One restaurant is owned by an Affiliated Partnership in which the Company is the general partner. As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnership. During fiscal 2005, 2004, and 2003, the Company's share of the remaining partnership's profits and losses was approximately 70%, 70%, and 60%, respectively. The increase in 2004 is due to the increase in cash flow from the partnership compared to its net income. At October 30, 2005 and October 31, 2004, no amounts were due to Affiliated Partners.

3. LONG-TERM OBLIGATIONS

Long-term obligations as of October 30, 2005 and October 31, 2004, consist of the following:

                                              October 30,   October 31,
                                                  2005          2004
                                              -----------   -----------
Debt:
   Revolving credit agreement .............   $13,346,239   $ 9,321,328
   Equipment Note .........................     3,250,000     4,750,000
   Amended term loan ......................    14,600,000    17,000,000
   Capital leases .........................       655,343       678,900
                                              -----------   -----------
      Total debt ..........................    31,851,582    31,750,228
Deferred gain on sale/leaseback (Note 4) ..     1,513,853     1,640,120
Deferred lease incentives (Note 1) ........     5,400,420     4,699,212
Accrued rent (Note 4) .....................     6,561,292     6,266,219
Interest rate protection agreement ........            --       312,932
Deferred compensation plan ................       717,617       544,633
                                              -----------   -----------
   TOTAL LONG-TERM OBLIGATIONS ............    46,044,764    45,213,344
Less current maturities of debt ...........    (4,227,282)   (4,160,314)
                                              -----------   -----------
TOTAL LONG-TERM OBLIGATIONS - LESS
   CURRENT MATURITIES .....................   $41,817,482   $41,053,030
                                              ===========   ===========

The Company's credit agreement with a bank, as amended on September 22, 2003, permitted it to borrow on a term loan with an original principal amount of $20,600,000 ("Amended Term Loan"). Amounts outstanding under the Amended Term Loan are payable in quarterly installments of $600,000 plus interest. In addition, the Company has available a revolving commitment ("Revolving Credit Agreement") of $15,000,000. In 2003, the Company amended its revolving credit agreement to provide for a second term loan of $6,000,000. In 2004, the Company used the loan proceeds of its second term loan to purchase $6,400,000 of previously leased equipment. The loan provides for monthly payments of $125,000, plus interest, beginning December 31, 2003, through December 31, 2007. Both the term and revolving credit loans have provisions for extension of maturity dates and conversion to fully amortized term loans. Beginning with the fiscal year ending October 26, 2003, the Company was required to make excess cash flow payments, not to exceed $500,000, to reduce outstanding principal balances provided the Company meets certain net income requirements. No excess cash flow payments were made in 2005, 2004 and 2003. Each loan bears interest at a fluctuating quarterly rate based upon the prime or LIBOR rate determined by the ratio of the Indebtedness of the Company to EBITDA of the Company. At October 30, 2005, the equipment note and amended term loan rates ranged from 5.50% to 7.50%. The rates on the revolving credit borrowings ranged from 5.19% to 7.19% at October 30, 2005. In addition, the Company must pay a quarterly commitment fee on the unused portion of the commitment and an annual agency fee. Substantially all of the Company's assets collateralize the credit agreement.

The provisions of the Company's credit agreement require various financial indicators to be maintained at the end of each quarterly reporting period. At October 30, 2005, the Company was not in compliance with its ratio of liabilities to tangible net worth, fixed charge ratio, and senior debt ratio. The Company received a waiver dated December 12, 2005 from its lenders addressing the deficiencies and has amended such covenants in fiscal 2006. The Company was in compliance with all other debt covenants as of October 30, 2005.

The Company entered into a $20,000,000 interest rate protection agreement in fiscal 2000, as required by the credit agreement described above, to manage its exposure to the variability of cash flows primarily related to the interest rate changes on borrowing costs. The swap fully amortized over the life of the contract and expired on October 31, 2005 (remaining balance of approximately $8,571,000 at October 31, 2004). The Company paid the bank a quarterly fixed rate of 6.48% and received a quarterly variable rate payment based on the LIBOR rate. The agreement was designated as a cash flow hedge. Hedging effectiveness was assessed periodically. The effective portion of periodic gains and losses of the contract were deferred in other comprehensive income. Any portion of the contract that was ineffective was recognized in earnings immediately. The protection agreement had a total fair value of approximately $313,000 at October 31, 2004, which is reflected as a long-term liability and accumulated other comprehensive loss (net of taxes of $110,000, totaling $203,000). For fiscal 2005, 2004 and 2003, the ineffective portion of the protection agreement was not material to the Company's consolidated financial statements. The Company reclassified approximately $313,000 of net derivative losses to interest expense in 2005.

Future maturities of long-term debt obligations at October 30, 2005, are as follows (see Note 4 for maturities of other long-term obligations):

YEAR ENDING IN OCTOBER

2006                     $ 3,900,000
2007                       5,234,624
2008                       5,319,248
2009                       4,902,581
2010                       4,735,915
Thereafter                 7,103,871
                         -----------
TOTAL                    $31,196,239
                         ===========

4. LEASES

The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from five to 30 years and expire between 2006 and 2025. The leases include renewal options for five to twenty additional years. Several leases require, in addition to the base rent, additional rent based on percentages of the restaurant's annual gross revenue, as defined. The Company is also obligated to pay certain real estate taxes, insurance, common area charges and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment, and fixtures.

The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from two to six years and expire through 2009. The Company is required to pay certain taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

                         Max & Erma's Restaurants, Inc.

The following is a summary of property under capital leases at October 30, 2005 and October 31, 2004, included in the accompanying consolidated balance sheets:

                                   October 30,    October 31,
                                       2005           2004
                                   -----------    -----------
ASSET DESCRIPTION
Buildings ......................   $ 1,045,000    $ 1,045,000
Equipment and fixtures .........       499,846        568,984
                                   -----------    -----------
   TOTAL .......................     1,544,846      1,613,984
Less accumulated amortization ..    (1,396,769)    (1,415,908)
                                   -----------    -----------
NET ............................   $   148,077    $   198,076
                                   ===========    ===========

Future minimum lease payments under the capital leases and the present value of such payments at October 30, 2005, are as follows:

YEAR ENDING IN OCTOBER

2006 .....................................   $   90,000
2007 .....................................       90,000
2008 .....................................       90,000
2009 .....................................       90,000
2010 .....................................       90,000
Thereafter ...............................      720,000
                                             ----------
   TOTAL MINIMUM LEASE PAYMENTS ..........    1,170,000
Less amount representing interest ........     (514,657)
                                             ----------
   Present value of minimum lease
      payments ...........................      655,343
Less current maturities ..................      (26,009)
                                             ----------
TOTAL OBLIGATIONS UNDER CAPITAL LEASES-
   LESS CURRENT MATURITIES ...............   $  629,334
                                             ==========

At October 30, 2005, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:

YEAR ENDING IN OCTOBER

2006 ........   $ 14,557,539
2007 ........     14,386,253
2008 ........     14,409,332
2009 ........     14,008,523
2010 ........     13,711,312
Thereafter ..    181,720,428
                ------------
   TOTAL ....   $252,793,387
                ============

The above future minimum rental amounts include the land portion of certain capital leases, but exclude renewal options and additional rent based on sales or increases in the United States Consumer Price Index ("USCPI"). For operating leases which require increasing rental payments over the term of the lease, the Company records rent expense on a straight-line basis. The related accrued rent will generally reverse over the next 15 years.

In 2004 and prior years, the Company entered into sale-leaseback transactions with regard to the land, buildings, fixtures and improvements at eleven restaurant sites whereby the Company leases back the restaurant sites under operating leases over twenty-year periods. Generally, the base rents of the leases will be adjusted by the lesser of a defined percentage or a factor of the increase in USCPI at each anniversary date, as defined. These transactions did not result in a significant gain or loss to the Company.

Rent expense, including common area charges but excluding taxes, insurance, and other expenses related to all operating leases consists of the following:

                                        2005           2004          2003
                                    ------------   -----------   -----------
Minimum rent ....................    $15,709,259   $15,148,347   $16,392,102
Contingent rent based on
   percentage of gross revenue ..        139,471       183,263       166,109
                                     -----------   -----------   -----------
   TOTAL ........................    $15,848,730   $15,331,610   $16,558,211
                                     ===========   ===========   ===========

The Company has agreements with a partnership in which an outside director of the Company is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain restaurants. Under the agreements, the Company has received games revenue averaging approximately $49,000 per year over the last three years.

5. INCOME TAXES

The Company's effective tax (benefit) rate varies from the statutory Federal income tax rate as a result of the following factors:

                                    2005         2004         2003
                                -----------   ----------   ---------
Provision (benefit)
   at statutory rate ........   $  (887,000)  $  327,000   $ 508,000
State income taxes-
   net of Federal benefit ...         7,000       70,000     110,000
Jobs related tax credit .....       (90,000)     (58,000)    (51,000)
FICA tax credit .............      (881,000)    (867,000)   (637,000)
State of Ohio adjustment ....       550,000           --          --
Revision of deferred taxes ..            --      375,000          --
Other-net ...................         6,000       16,000      70,000
                                -----------   ----------   ---------
   TOTAL PROVISION
      (BENEFIT) .............   $(1,295,000)  $(137,000)   $      --
                                ===========   ==========   =========

During 2005 the Company expensed $550,000 of previously recorded State of Ohio deferred tax assets because the State of Ohio eliminated its corporate franchise tax and replaced it with a commercial activity tax included in administrative expenses. During 2004 the Company revised its calculation of deferred tax assets based on additional information concerning the allocation of income among the various states the Company does business in resulting in a $375,000 reduction of deferred tax assets.

The tax effects of significant items comprising the Company's net deferred tax asset are as follows:

                                    October 30,   October 31,
                                        2005          2004
                                    -----------   -----------
DEFERRED TAX ASSETS (LIABILITIES)
Accrued rent ....................    $2,418,000   $2,614,000
Depreciation ....................     2,308,000    1,484,000
Deferred gain ...................       629,000      767,000
Officers' benefits ..............       473,000      479,000
Gift cards ......................       625,000       90,000
Interest rate swap ..............            --      110,000
FICA tax credit .................     3,046,000    2,053,000
Partnership .....................        80,000       90,000
                                     ----------   ----------
   TOTAL DEFERRED TAX ASSETS ....     9,579,000    7,687,000
                                     ----------   ----------
Prepaid insurance and other .....      (145,000)    (137,000)
                                     ----------   ----------
   TOTAL DEFERRED TAX
      LIABILITIES ...............      (145,000)    (137,000)
                                     ----------   ----------
NET DEFERRED TAX ASSET ..........    $9,434,000   $7,550,000
                                     ==========   ==========

The FICA tax credits expire $172,000 in 2023, $1,402,000 in 2024 and $1,472,000 in 2025.

                         Max & Erma's Restaurants, Inc.

6. STOCK OPTION AND BONUS PLANS

On December 11, 2001, the Company adopted the 2002 Stock Option Plan (the "2002 Plan"). The 2002 Plan provides that the Company may grant options to certain key employees of the Company and its affiliates, consultants and advisers who render services to the Company and its affiliates, and directors of the Company who are employees of neither the Company nor any affiliate ("Non-employee Directors"). The terms of the 2002 Plan are at the sole discretion of a committee of three non-employee members of the Company's board of directors (the "Committee"). Under the 2002 Plan, the Company may grant 250,000 shares. The Committee will determine the option price per share of each incentive stock option granted under the 2002 Plan. The option price may not be less than the fair market value of a share on the date of grant of such option. If the grantee owns more than 10% of the total combined voting stock of the Company, the exercise price of the option must be at least 110% of the fair market value. At October 30, 2005, 90,580 shares under option were exercisable and 94,050 shares were reserved for future grants under the 2002 Plan.

Also in effect at October 30, 2005, are the 1992 and 1996 Stock Option Plans (collectively the "Plans"). Options granted under the Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the Plans are at the sole discretion of a committee of three non-employee members of the Company's board of directors. The Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 and 400,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are generally first exercisable three years after the date of grant and expire six years after the date of grant, according to the terms of each option. At October 30, 2005, 42,000 shares under option were exercisable and 9,550 shares were reserved for future grants under the 1992 Stock Option Plan. Under the 1996 Stock Option Plan, 24,000 shares under option were exercisable and 6,500 shares were reserved for future grants at October 30, 2005.

The following summarizes the stock option transactions:

                                                                WEIGHTED
                                                 NUMBER OF       AVERAGE
                                                  OPTIONS    EXERCISE PRICE
                                                 ---------   --------------
Balance, October 27, 2002 ....................    522,200       $  7.77
   Granted ...................................    165,000         14.26
   Exercised .................................   (306,500)        (7.39)
   Cancelled .................................     (2,000)        (7.31)
                                                 --------       -------
Balance, October 26, 2003 ....................    378,700         10.91
   Granted ...................................     30,950         17.51
   Exercised .................................    (85,999)        (6.73)
   Cancelled .................................    (10,000)       (11.13)
                                                 --------       -------
Balance, October 31, 2004 ....................    313,651         12.69
   Exercised .................................    (63,301)        (9.51)
   Cancelled .................................    (28,400)       (13.96)
                                                 --------       -------
Balance, October 30, 2005 ....................    221,950       $ 13.44
                                                 ========       =======

The following summarizes information regarding stock options outstanding at October 30, 2005:

                             OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                    ------------------------------------   ----------------------
                       Number       Weighted                  Number
                    Outstanding     Average     Weighted   Exercisable   Weighted
                         at        Remaining     Average        at        Average
Range of Exercise   October 30,   Contractual   Exercise   October 30,   Exercise
      Prices            2005          Life        Price        2005       Price
-----------------   -----------   -----------   --------   -----------   --------
$7.00-$10.30           60,000         4.2        $ 9.59       60,000      $ 9.59
$13.75-$17.75         161,950         7.2        $14.87       96,580      $14.70

The 1992 and 1996 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. In fiscal 2005, 2004, and 2003, 34,800, 56,000, and 133,540 shares, respectively, were tendered for the exercise of 23,351, 27,110, and 258,000 options, respectively. During fiscal 2004, and 2003, the Company repurchased 1,162, and 69,882 shares, respectively, (none in 2005) of common stock at the fair market value from certain officers at a cost of $20,720 and $1,228,644, respectively.

7. EMPLOYEE BENEFIT PLANS

Max & Erma's 401(k) Savings Plan and Trust allows employees who have attained age 21 and have completed one year of service to defer receipt of a portion of their compensation and contribute such amounts to various investment funds. The Company matches a percentage of the employees' contributions.

The Company adopted a Deferred Compensation Plan effective January 1, 1999, to provide a tax deferred compensation to a select group of management or highly compensated employees of the Company through deferrals of cash compensation and Company related contributions. Participants in the plan may contribute up to 25% of their compensation. Employer contributions are permitted up to the first 4% of compensation the participant has contributed in combination with the Company's 401(k) Savings Plan and Trust. Employer contributions are fully vested after five years of service. The fair value of the investment included in other assets and offsetting liability was approximately $718,000 at October 30, 2005.

Total expense for these plans for 2005, 2004, and 2003, was approximately $281,000, $348,000, and $245,000, respectively.

8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and equivalents, receivables, accounts and construction payables, and accrued liabilities at October 30, 2005, October 31, 2004, and October 26, 2003, approximate their fair value due to the short-term maturities of these items.

The carrying amount of the Company's long-term debt and interest rate protection agreement approximated their fair values at October 30, 2005, October 31, 2004, and October 26, 2003. The fair value of the Company's long-term debt is estimated based on the current interest rates offered for debt of the same remaining maturities. The fair value of the Company's interest rate protection agreement, which expired on October 31, 2005, was based on quoted market values offered for the same or similar agreements.

9. IMPAIRMENT OF ASSETS

During fiscal 2005 the Company recorded a $1,450,000 asset impairment charge. The charge consisted of $1,260,000 (including $439,000 of cash charges) related to six underperforming restaurants for the write-down of restaurant assets based on a discounted cash flow analysis and the payment to a landlord to obtain a release from one of the leases. Two of the restaurants were closed in 2005. The Company also expensed $190,000 to write-off costs associated with the proposed deregistration of its common stock which was terminated in 2005.

During fiscal 2003 the Company recorded a $1,070,000 impairment charge on its fixed assets. The loss consisted of the write-down of certain leasehold improvement costs of two of the Company's restaurants based on the Company's analysis of discounted cash flows.

                         Max & Erma's Restaurants, Inc.

Report of Independent Registered Public Accounting Firm

TO THE STOCKHOLDERS AND DIRECTORS OF MAX & ERMA'S RESTAURANTS, INC.:

We have audited the accompanying consolidated balance sheets of Max & Erma's Restaurants, Inc. and subsidiary (the "Company") as of October 30, 2005 and October 31, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. and subsidiary at October 30, 2005 and October 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended October 30, 2005, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Columbus, Ohio
December 13, 2005

                       Max & Erma's Officers and Directors

WILLIAM E. ARTHUR, Director, Of Counsel, Porter, Wright, Morris & Arthur, LLP TODD B. BARNUM, Chairman of the Board, Chief Executive Officer, and Director STEVE CATANESE, Regional Vice President of Operations THOMAS R. GREEN, Director, Chief Executive Officer, Lancaster Pollard & Company MARY HAMILL, Vice President of Human Resources and Information Technology GREGORY L. HEYWOOD, Regional Vice President of Operations JAMES HOWENSTEIN, Chief Operating Officer ROBERT A. LINDEMAN, President MICHAEL D. MURPHY, Director, Private Investor WILLIAM C. NIEGSCH, JR., Executive Vice President, Chief Financial Officer, Treasurer, Secretary, and Director TIMOTHY C. ROBINSON, Director, Senior Vice President and Chief Financial Officer, Children's Hospital, Inc. ROBERT A. ROTHMAN, Director, Managing Partner, Amusement Investment Company

                        Selected Quarterly Financial Data

                                    INCOME                       DILUTED         STOCK PRICE
(Thousands, except     TOTAL    (LOSS) BEFORE   NET INCOME   EARNINGS (LOSS)   ---------------
per share data)      REVENUES    INCOME TAXES     (LOSS)        PER SHARE       High      Low
-----------------    --------   -------------   ----------   ---------------   ------   ------
2005
First Quarter ....   $ 57,270      $   820       $   655         $ 0.26        $15.59   $12.35
Second Quarter ...     43,025       (1,799)         (944)         (0.37)        15.67    12.44
Third Quarter ....     42,813         (846)         (946)         (0.37)        15.50    14.01
Fourth Quarter ...     40,597         (785)          (80)         (0.03)        14.75    12.05
                     --------      -------       -------         ------        ------   ------
   YEAR ..........   $183,705      $(2,610)      $(1,315)        $(0.52)       $15.67   $12.05
                     ========      =======       =======         ======        ======   ======

2004
First Quarter ....   $ 53,422      $ 1,204       $   891         $ 0.34        $19.00   $17.50
Second Quarter ...     41,882          627           497           0.19         18.25    14.10
Third Quarter ....     42,090         (174)          (71)         (0.03)        17.23    14.85
Fourth Quarter ...     45,565         (697)         (220)         (0.09)        16.00    13.35
                     --------      -------       -------         ------        ------   ------
   YEAR ..........   $182,959      $   960       $ 1,097         $ 0.42        $19.00   $13.35
                     ========      =======       =======         ======        ======   ======

The Company's common stock trades on the NASDAQ National Market under the symbol MAXE.

At November 30, 2005 there were 606 stockholders of record of the Company's common stock.

The closing price for the Company's common stock at October 30, 2005 was $12.36.

Stockholder Information

QUARTERLY CALENDAR:

Max & Erma's operates on a fiscal year ending on the last Sunday in October. Generally, quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year-end.

FISCAL 2006   QUARTER-END DATES
-----------   -----------------
1st quarter   February 19, 2006
2nd quarter   May 14, 2006
3rd quarter   August 6, 2006
4th quarter   October 29, 2006

DIVIDENDS:

The Company paid no cash dividends in fiscal 2003, 2004 or 2005. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.

GENERAL COUNSEL:
Porter, Wright, Morris & Arthur, LLP
Columbus, Ohio

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS:
Deloitte & Touche LLP
Columbus, Ohio

STOCK TRANSFER AGENT AND REGISTRAR:
National City Bank
Corporate Trust Administration
P.O. Box 94915 Cleveland, OH 44101-4915
216-222-2644

Stockholders are advised to notify the Transfer Agent of changes in address or problems regarding missing or incorrect stock certificates.

10-K REPORT:

Stockholders may obtain, without cost, a copy of Form 10-K for the Company's fiscal year ended October 30, 2005, by writing to:

     William C. Niegsch, Jr.
     Max & Erma's Restaurants, Inc.
     P.O. Box 297830
     4849 Evanswood Drive
     Columbus, Ohio 43229

                             (MAX & ERMA'S (R) LOGO)

Restaurant Locations

Akron, Ohio
Ann Arbor, Michigan
Atlanta, Georgia
   Dunwoody
   Gwinnett
Canton, Ohio
Charlotte, North Carolina
   Huntersville
   University Place
Chicago, Illinois
   Arlington Heights
   Burr Ridge
   Deerpark
   Gurnee
   Hoffman Estates
   Vernon Hills
   Warrenville
   Woodridge
Cincinnati, Ohio
   Cincinnati Airport *
   Crestview, KY
   Eastgate
   Hamilton
   Hyde Park
   Kenwood
   Union Centre
   Wilmington *
Cleveland, Ohio
   Brooklyn
   Cleveland Hopkins
      International Airport (2) *
   Mentor
   Middleburg Heights
   Solon
   Westlake
Columbus, Ohio
   Chillicothe *
   City Center
   Crowne Plaza *
   Dublin
   Easton
   East Broad Street
   Gahanna
   German Village
   Hilliard
   Polaris
   Port Columbus
      International Airport *
   Reynoldsburg
   Route 161 at U.S. 71
   Sawmill Road
   Upper Arlington
   Westerville
Dayton, Ohio
   Beavercreek
   Dayton Airport *
   Dayton Mall
   Miller Lane
Detroit, Michigan
   Auburn Hills
   Birmingham
   Canton
   Farmington Hills
   Livonia
   Novi
   Plymouth
   Rochester Hills
   Sterling Heights
   Westland
Eastern Virginia
   Norfolk
   Virginia Beach
Erie, Pennsylvania
Grandville, Michigan
Green Bay, Wisconsin
   Bay Park *
   Green Bay *
Huntington, West Virginia *
Indianapolis, Indiana
   Carmel
   Castleton
   College Park
   Eagle Creek
   Edinburgh *
   Evansville *
   Greenwood
   Mishawaka *
   Seymour *
Lansing, Michigan
Lexington, Kentucky
   Beaumont Centre
   Man O' War
Louisville, Kentucky
   Hurstbourne
   The Summit
Niles, Ohio
Philadelphia, Pennsylvania
   Downingtown *
   Oaks *
Pittsburgh, Pennsylvania
   Cranberry
   Downtown Pittsburgh
   Fox Chapel
   Gibsonia
   Monroeville
   Parkway West
   Peters Township
   Shadyside
   South Hills
Richmond, Virginia *
St. Louis, Missouri
   Downtown *
   Mid Rivers Mall *
Sandusky, Ohio *
Toledo, Ohio *
   Maumee
   Ohio Turnpike (2) *
   Perrysburg
   Sylvania

Locations open as of
October 30, 2005

*    Franchised Locations