Form 10-K, Exhibit 13
period 2006-10-29
MAX & ERMAS RESTAURANTS INC
filed 2007-01-17
CIK 706471

Exhibit 13

Max & Erma's®

food and spirits

Max & Erma's Restaurants, Inc.

2006 Annual Report

Max & Erma's®

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

We've grown over the years, but we remain true to what made us successful — delivering a great guest experience. We believe that experience starts with our food. That's why we use the freshest, highest quality ingredients in everything we make. Our hamburgers are fresh, never frozen. Our onion rings are cut and hand-battered in our restaurants. Our salmon is flown in for freshness.

We also know that our guests desire quick, yet friendly service. We treat them with respect, as our friends and neighbors in a welcome, comfortable environment. The attitude is unpretentious and relaxed. It all adds up to a uniquely satisfying experience.

As time goes on, we may change the menu, build new restaurants and enhance the décor. But one thing will endure — our commitment to quality in our food, our service and the place in which we deliver it.

We believe our passion for the experience shines through — in every Max & Erma's restaurant, at every table, every day.

Company-owned locations
Franchised locations

Financial Highlights

	2006	2005
FOR THE YEAR
Revenues	$180,289,781	$183,705,077
Operating Income (Loss)	1,068,504	(140,277)
Loss Before Income Taxes	(2,068,641)	(2,610,085)
Income Taxes (Credit)	(1,605,000)	(1,295,000)
Cumulative Effect of Change in Accounting Principle ($0.05 per share)	(115,000)
Net Income (Loss)	(578,641)	(1,315,085)
Net Income (Loss) Per Diluted Share	(0.23)	(0.52)
Diluted Shares Outstanding	2,551,018	2,537,277
Capital Expenditures	$5,524,182	$9,966,903

AT YEAR END
Total Assets	$72,354,665	$73,857,285
Long-Term Obligations Less Current Maturities	43,065,227	41,817,482
Stockholders’ Equity	13,033,657	13,307,307
Number of Restaurants:
Company-Owned	78	79
Franchised	21	23
Number of Employees	5,158	5,344

PERFORMANCE RATIOS
Restaurant Profit Margin	9.1%	8.7%
Operating Profit (Loss) Margin	0.6%	(0.1)%
Net Loss Margin	(0.3)%	(0.7)%
Return on Beginning Assets	(0.8)%	(1.8)%
Return on Beginning Equity	(4.4%	(9.4)%
Contents

01	Financial Highlights	02	Letter to Shareholders	04	Selected Financial Data	05	Management’s Discussion and Analysis

10	Financial Statements	15	Notes to Financial Statements	20	Report of Independent Registered Public Accounting Firm	21	Selected Quarterly Financial Data

To Our Shareholders
This past year was one of considerable activity for Max & Erma’s and as we always do, it is time to assess the results. We made improvement in many areas, but also came up short in a few. Most notably, last year’s net loss of $1.3 million was cut by almost 56% to a net loss of only $579,000 in 2006. We reduced every restaurant operating expense percentage, with the result a store level profit margin of 9.1% in 2006 versus 8.7% in 2005. We turned a $140,000 operating loss in 2005, that is profit or loss before interest expense, into a $1.1 operating profit in 2006. Those are substantial gains in a difficult operating environment.
There were some disappointments in 2006. Revenue growth was negative and same-store sales remained negative for the second year in a row. In fact, it was the first time in the history of our Company that same-store sales were negative more than two percent, two years in a row. We made some improvement in 2006 at negative 2.7% compared to negative 3.2% in 2005, but the decline in same-store sales has reduced average unit sales volumes and negated much of our effort to improve operating results. I think you can start to see that in 2006, our successes were clearly in the area of cost control and margin improvement. The most notable disappointment was the inability to build sales. You will see later in this discussion that we have a solid strategy to turn this around.
I previously said last year was a difficult operating environment. On the costs side, we were able to deal with rising utilities and health care costs and a sharp increase in gas at the pump that led to higher costs for almost everything delivered to our restaurants. The sales environment has been more of a challenge. As we analyze our sales performance of the last two years, four key factors affecting sales continue to surface. First is our concentration of restaurants in the mid-west. When you rank all states in terms of growth and economic performance, our key states of Ohio, Pennsylvania, Michigan and Illinois are generally at the bottom of the rankings. Couple this with a deep concern over the state of the auto industry and the general outlook in our core markets is one of caution and concern. This easily leads to the second factor affecting sales, the consumer. During the last several years our customer has been pinched by many of the same factors affecting us, gas at the pump, utility costs, rising health care costs and interest rates, especially home mortgage rates. All of these have combined to take dollars out of their pockets and forced them to limit or change their dining out habits. I can tell you that we never saw this more clearly than when gas at the pump hit $3.00 per gallon. When gas prices fell later in the year, our sales began to improve. The third factor affecting sales is competition. Not so much the quality, but the quantity. The number of casual dining restaurants seems to grow exponentially each year and many markets, particularly the mid-west, may be reaching saturation. We’ve also seen the growth of fast casual over the last four or five years, which presents very new and formidable competition. Our customer can now save time and money without giving up much in terms of quality.
These first three factors have a couple of things in common. They aren’t going away, but they will change over time. Business does run in cycles. I have faith that the economy will improve and the American auto industry will rebound. The consumer will sort out their problems and come back stronger. And an overbuilt, competitive environment always has a way of correcting itself.
The final factor affecting sales last year was a decision on our part to stop couponing and discounting. We made this decision because our product is too good to give away. It reached a level where it was hurting the integrity of our brand. We had conditioned our customer to wait for the next coupon. It’s an easy trap to fall into. It’s easy to measure the result. We could see sales go up when we discounted. But, they’re unprofitable sales and may even distract us from more fully satisfying our core customer. Last year, at retail value, we gave away $4.0 million less food than we did in 2005. Without spending too much time on the math, let me just say that if the giveaway portion represented half of the transaction, i.e., buy one, get one free, the stopping of couponing could essentially account for our entire same-store sales decline last year. Fortunately, the effect of this decision is behind us. We can concentrate on our core customer and bringing them back more often, without a coupon in hand. By late in 2006, when we had lapped the ending of couponing in late 2005, we began to see periods of positive same-store sales. We are now in a relatively coupon free environment to build our sales.
So how are we going to do that? At the start of 2006, we put in place a plan with the goal of increasing average unit sales volumes by 15% over a five-year period. The initial step in that plan involved the restructuring of our bank debt, which we completed in the second quarter. As a result, we reduced our annual debt service by $1.5 million and increased working capital by approximately $1.3 million. Making available this capital was instrumental to implementing the remaining steps of our plan.
The remaining steps in our five-year plan all target building our average unit sales. First, we will exit several lower sales volume locations, generally at the end of lease terms, if the outlook for sales improvement is low. It should not be a surprise that with a 35-year old restaurant company, population shifts, changing traffic patterns and demographics can affect the quality of a site over a 20 or 30 year lease term. At the end of leases or sooner, we will exit sites if they are not performing up to expectations. Secondly, we have created an exciting new prototype building. We have already remodeled three older locations with a look and feel of the new prototype. Each remodeled restaurant has experienced a 10% improvement in sales trends subsequent to the remodeling. We plan on remodeling no less than five locations each year over the next five years. Thirdly, we will increase our average unit sales volumes by the opening of higher volume new locations. The nine locations opened over the last three years are reporting sales $200,000 above chain average. If we continue to open restaurants with similar results, each opening will increase the overall chain average. Finally, through a combination of operations and marketing, we need to build sales at existing restaurants. Said differently, we need to run better restaurants and we need to be passionate about it. If we do all these things, we will see our sales build. We will have successfully executed our plan.
Max & Erma’s Restaurants, Inc.

It’s the last step in our five-year plan that’s extremely challenging. I’ve discussed the difficult sales environment in which we currently operate. To address that challenge in 2006, we revised the vision we have for Max & Erma’s. We see Max & Erma’s as a company that is passionate about people, food and place. Another way to say this is that we are obsessed with achieving purpose with every guest every day! If we can instill passion in each restaurant and each restaurant employee, the results will be dramatic. Let me discuss each aspect of this vision.
The people piece really involves two different sets of people, our customers and our employees. The focus of our business is our customer. We have to be passionate about their experience within our restaurants and about bringing them back. We will accomplish this with our people, our employees. We are committed to providing a great working environment with opportunities for both personal and career growth. Evidencing our commitment to a great dining experience, this year we introduced the most comprehensive training initiative in the history of Max & Erma’s. Our “Train the Trainer” program requires that each new associate be trained by a certified trainer. That trainer is certified in not only Company specs and standards, but also on how to train. This attention to our people will assure us that our customers are receiving a level of service that will stand out from our competitors and make them want to come back.
Without a doubt, we share an equal passion for our food. Whether it’s old mainstays like our Tortilla Soup, the Original 10-ounce Garbage Burger, or our Ice Cream Sundae Bar or new style items like Shrimp Stack Salad, Lemon Herb Alaskan Halibut or our Tomato Mozzarella Chicken Sandwich, we are passionate about our food. In fact, who cares enough to bake Chocolate Chip Cookies while you eat? We do! We believe our customers see and taste the passion each time they eat at Max & Erma’s. Passion really means the desire to make it the best you can. That’s the philosophy we have about food. I’m proud to say that several recent menu additions are among the highest selling new menu items ever. Our job is to see that the pride we have in our food is passed on to each new associate and that they convey that passion to each and every customer.
People and food really come together in “place.” We must be as passionate about our restaurant facilities as we are about our people and our food. After all, who can enjoy a great meal, even if the service is good, in an uncomfortable environment? I can’t and I won’t ask our customers to. But even more than that, the look and feel of our restaurant sends a message. It tells our customers who we are, why they should be there and what they can expect.
In that regard, we have spent the last two years designing and finally building our new prototype building. We studied every aspect of our operation to improve efficiency and incorporate our findings into the design. We think efficiency translates into a better dining experience. If we can deliver our food faster and turn tables faster, we think it improves the dining experience. But even more importantly, the look and feel of the new prototype building was designed to broaden the appeal of Max & Erma’s and separate us from the typical casual dining restaurant.
“The nine locations opened
over the last three years are
reporting sales $200,000
above chain average.”
The very preliminary results of the new prototype are encouraging. The first ground up version, in Springboro, Ohio, opened with initial sales almost 50% above chain average. But more importantly, we have received very positive customer feedback.
Place is important in our franchising efforts. We have to send a message to potential franchisees that we are as passionate about the look of our restaurants as we are about the food we serve. This year we hired a Director of Franchise Development, to accelerate our franchising efforts. We have given him the product to market to potential franchisees. I’m confident that our passion about people, food and place is spreading to our franchise group. Next year at least seven new franchised locations will open.
I think you can see that there is a lot going on at Max & Erma’s. I will be the first to admit that it did not translate into results as quickly as we would like. But it will. By the second half of 2006, we began to see improving trends in both sales and the bottom line. In almost every respect, we are exactly on our plan. As I said before, 2006 is where we start to build from. I have confidence that will happen and look forward to 2007.

Todd B. Barnum
CEO & Chairman of the Board
2006 Annual Report

Selected Financial Data

	October 29	October 30	October 31	October 26	October 27	October 28
(In Thousands, except per share and other data and ratios)	2006	2005	2004	2003	2002	2001
RESULTS OF OPERATIONS
Revenues	$180,290	$183,705	$182,959	$167,083	$151,991	$141,088
Operating Income (Loss)	1,069	(140)	3,134	3,213	6,638	5,726
Interest Expense	3,079	2,431	2,154	1,680	2,082	2,619
Income (Loss) Before Income Taxes	(2,069)	(2,610)	960	1,494	4,498	3,107
Cumulative Effect of Change in Accounting Principle(1)	(115)
Net Income (Loss)	(579)	(1,315)	1,097	1,494	3,288	2,391
Proforma Net Income (Loss)
Assuming Retroactive Change(2)	(359)	(1,325)	1,087	1,484	3,279	2,382
Depreciation and Amortization	8,024	8,444	8,219	6,364	5,659	5,405
Capital Expenditures	5,524	9,967	19,444	19,055	17,794	13,544

PER DILUTED SHARE DATA
Income (Loss) Before Cumulative Effect	$(0.18)	$(0.52)	$0.42	$0.56	$1.27	$0.93
Cumulative Effect of Change in Accounting Principle	(0.05)
Net Income (Loss)	(0.23)	(0.52)	0.42	0.56	1.27	0.93
Proforma Net Income (Loss)
Assuming Retroactive Change(2)	(0.14)	(0.52)	0.42	0.56	1.27	0.93
Revenues	70.67	72.41	70.81	63.10	58.67	55.07
Assets	28.36	29.11	27.52	23.32	23.92	21.44
Stockholders’ Equity	5.10	5.24	5.44	4.60	4.38	3.59
Average Shares Outstanding (000’s)	2,551	2,537	2,584	2,648	2,591	2,562

FINANCIAL POSITION
Cash and Equivalents	$2,492	$2,911	$2,188	$2,616	$3,407	$2,351
Working Capital Deficit	(8,682)	(12,089)	(9,568)	(7,723)	(8,102)	(9,120)
Property — Net	50,809	55,663	55,350	47,037	47,693	42,803
Total Assets	72,355	73,857	71,107	61,742	61,971	54,933
Long-Term Obligations
(Less Current Maturities)	43,065	41,817	41,053	35,837	36,862	32,228
Stockholders’ Equity	13,034	13,307	14,056	12,189	11,358	9,202

OTHER DATA AND RATIOS
Average Restaurant Sales	$2,300	$2,344	$2,376	$2,385	$2,369	$2,350
Same-Store Sales Increase (Decrease)	(2.7)%	(3.2)%	(0.4)%	(0.3)%	0.9%	2.3%
Company-owned Restaurants in Operation at Year End	78	79	78	73	67	61
Restaurant Profit Margin	9.1%	8.7%	9.5%	10.5%	12.3%	11.4%
Operating Profit (Loss) Margin	0.6%	(0.1)%	1.7%	1.9%	4.4%	4.1%
Long-Term Debt-to-Equity Ratio	3.3	3.1	2.9	2.9	3.2	3.5
Market Price Per Share at Year End	$8.15	$12.36	$13.35	$17.75	$14.00	$10.50
Price Earnings Ratio (High/Low)	N/M	N/M	45.2/31.8	32.5/23.2	12.4/8.3	12.7/9.0
Return on Beginning Assets	(0.8)%	(1.8)%	1.8%	2.4%	6.0%	4.3%
Return on Beginning Equity	(4.4)%	(9.4)%	9.0%	13.2%	35.7%	38.0%

(1)	Fiscal 2006 includes the cumulative effect of change in accounting principle, net of $60,000 tax benefit, due to the adoption of FIN 47 “Accounting for Conditional Asset Retirement Obligations.”

(2)	Proforma amounts reflect the amounts the Company would have reported had the asset retirement obligations been recorded at the inception of the leases.
Max & Erma’s Restaurants, Inc.

Management’s Discussion and Analysis
OVERVIEW
We derive revenues and income from the operation and franchising of restaurants. Our Company-owned and franchised restaurants sell both food and alcoholic beverages. Our restaurants are primarily located in the mid-west, within a 400 mile radius surrounding Columbus, Ohio, our Company’s headquarters, and to a lesser extent in the southeast. Our franchised restaurants tend to be located on the outer edge of the mid-west, i.e., Philadelphia, Green Bay and St. Louis, with selective markets or locations within the mid-west also operated by franchisees. In late 2005, we signed a ten-restaurant franchise development agreement for Las Vegas, Nevada. The first Las Vegas location is scheduled to open in the second quarter of 2007. No new multi-unit franchise development agreements were signed in 2006. However, we hired a Director of Franchise Development to more aggressively market franchises because we believe it is a key element of our growth. Franchisees generally pay an initial franchise fee of $40,000 per location, plus an annual royalty of 4% of sales. We anticipate that each additional franchised location will pay annual royalties of approximately $100,000.
We generally lease the real estate for our restaurants and invest approximately $1.0 million dollars in furniture, fixtures and equipment and building costs not totally funded by landlords. However in 2005, our average investment per restaurant was $1,945,000 for the three company-owned restaurants. This increase was due to the fact that all three were ground leases and only one landlord made a building construction allowance. In 2006 we opened one restaurant. Our cash investment in that restaurant was only $767,000 because the real estate was financed through a sale-leaseback transaction. We expect that the average investment in future restaurants will be at or close to that amount as all restaurants are expected to be financed through the sale-leaseback of the related real estate or with substantial landlord construction allowances. We anticipate that new restaurants will generate annual sales of approximately $2.5 million each and an average restaurant level profit of at least $300,000.
The restaurant industry is very competitive. We typically compete favorably with several larger, national restaurant chains in most of our locations. Nonetheless, the amount of competition is one of the most significant factors affecting the success of a restaurant location. While we seek out less competitive sites, highly successful locations quickly attract competition, which may affect sales. In late 2004 and continuing through 2006, same-store sales turned negative. The most common reason for this decline in sales, on a restaurant by restaurant basis, is an increased level of competition near the restaurant. In 2006, other factors such as the mid-western economy, gas prices, utility costs and rising interest rates may also have affected consumer spending at casual dining restaurants. At the start of 2006, we established a plan to increase average unit sales volumes by approximately 15% over a five-year period. This plan includes i) exiting lower sales volume restaurants generally at the end of leases if the outlook for sales improvement is low, ii) remodeling approximately five locations per year to our new prototype look, iii) opening higher sales volume locations at a controlled pace (the last nine restaurant openings reported annualized sales of $2,506,000 during 2006) and iv) generating same-store sales increases from improved operations and effective marketing.
Through most of 2004, our restaurants experienced margin pressure due to rising beef, chicken, produce, and dairy prices. In late 2004 and into 2005, we began to implement a series of menu specification changes and systematically re-bid a large number of inventory items. These moves, along with consolidating our chicken purchasing with one vendor at a then below market fixed price and a return to more normal costs for produce and dairy, resulted in a decline in cost of sales, as a percentage of revenues for 2005 as compared to a mid-2004 high point. Our approach to rising commodity prices has always been to cautiously raise prices periodically at a rate consistent with inflation and not over react to shorter-term price spikes. As a result of this policy, we have generally maintained a gradually declining cost of sales percentage. During the fourth quarter of 2005, we experienced some further reduction in the costs of sales percentage resulting from declining market prices for beef due to the lifting of the ban on importing Canadian beef. By 2006 our cost of sales percentage was back to the low end of its historical range at 25.4% and 25.0% for the year and the fourth quarter of 2006, respectively.
We also have experienced sharply rising healthcare and worker’s compensation insurance costs over the past several years. We have implemented several safety incentives and began self-funding our Ohio Worker’s Compensation insurance effective late in the fourth quarter of 2004. We believe this program has lowered worker’s compensation expense for our Ohio restaurants by approximately $590,000 in 2005. During the first quarter of 2004, we implemented a new health insurance program and increased our employee contribution rates in an effort to reduce our health insurance costs. As a result, health insurance costs for 2004 declined by approximately $400,000 over 2003. By again increasing employee contribution levels in 2005 and 2006, we limited the increase in our health insurance costs in 2005 to 9% and reduced health insurance costs 6.5% in 2006, including additional locations. We believe that the rising cost of healthcare will continue to be a challenge.
We have debt borrowings of approximately $31.1 million. Three fourths of the related notes carry variable interest rates. As a result, our Company is exposed to a risk associated with rising interest rates. Rising interest rates in 2006 resulted in higher interest expense and reduced profitability. Further increases in interest rates could subject us to even higher interest expense during 2007. The remaining debt is a $7.0 million senior subordinated note issued on May 5, 2006. The note carries a fixed interest rate of 14.5%. The principal balance of the note is due May 5, 2012. Net proceeds of the note were used to pay off a $2.4 million bank note that required annual principal payments of $1.5 million, reduce the outstanding balance under our revolving credit line and increase working capital. Due to the higher interest rate on this note, the net reduction in annual debt service (principal and interest) should be approximately $1.1 million.
Approximately two thirds of the outstanding balance under our loan agreement arose from the repurchase of our common stock. In late 1998, we began a repurchase program, which resulted in the repurchase of approximately 2.2 million shares of our common stock primarily over a four-year period. We currently do not have an authorized stock repurchase program in place.
At current levels of profitability, cash flow after debt service and replacement capital expenditures was less than $2.0 million in 2006 and may be less than $3.0 million in 2007. Because of this and limited availability of funds under our credit facility, we reduced our growth rate in 2006 to one restaurant. As a result of the reduced debt service resulting from our second quarter 2006 debt restructuring and the increased availability under our credit line, we anticipate an increased growth rate in 2007 to three restaurants. Presently, we expect annual debt service and replacement capital expenditures will total approximately $6.4 million per year. The availability of landlord construction allowances and the sale-leaseback of real estate, both of which result in a reduced cash investment per new restaurant, will likely affect our future growth rate.
2006 Annual Report

YEAR-TO-YEAR COMPARISONS AND ANALYSIS
RESULTS OF OPERATIONS
The following table sets forth our operating results as a percentage of revenues:

	2006	2005	2004

Revenues	100.0%	100.0%	100.0%
Cost of Goods Sold	(25.4)	(25.5)	(25.8)
Payroll & Benefits	(32.2)	(32.3)	(32.7)
Other Operating Expenses	(33.2)	(33.3)	(31.7)
Administrative Expenses	(8.0)	(8.0)	(7.8)
Pre-Opening Expenses	(0.1)	(0.2)	(0.3)
Impairment of Fixed Assets	(0.5)	(0.8)	—
Interest Expense	(1.7)	(1.3)	(1.2)
(Income Taxes) Tax Credit	0.9	0.7	0.1
Change in Accounting Principle	(0.1)	—	—

Net Income (Loss)	(0.3)%	(0.7)%	0.6%

REVENUES
Revenues for 2006 decreased $3.4 million or 2.0% from $183.7 million for 2005 to $180.3 million for 2006. The decrease was a result of i) the closing of two under performing restaurants during each of 2006 and 2005 and ii) a $4.4 million or 2.7% decline in sales at restaurants open 18 months or more. These factors offset additional sales from three restaurants that opened during 2005, and were open for all of 2006. Franchise fees and royalties declined 1% from $1,821,000 in 2005 to $1,797,000 in 2006. One restaurant opened the last week of 2006, but had little effect on overall revenue growth.
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
In late 2005 and through 2006, we have greatly curtailed the use of couponing and discounting. The retail value of discounted, “given away,” meals declined approximately $4.0 million from 2005 to 2006, which correlates very closely with the same-store sales decline experienced in 2006. We believe the use of coupons does not build loyal repeat customers, but merely attracts price conscious diners and may hurt the image of our restaurants. In the short run, reduced discounting has contributed to customer count declines and negative same-store sales. We believe we can better achieve positive same-store sales by a return to community-oriented relationship based marketing and the use of limited time menu promotions that create a sense of urgency and reason to visit our restaurants. These limited time offers may combine an element of value with menu items that may only be available for a relatively short period of time. We believe that a significant factor in the year-to-date same-store sales decline is lost sales associated with reduced couponing.
Additional factors affecting same-store sales over the last two years include competition, a weak mid-western economy, and the effect of rising gasoline and utility costs on consumer spending. As gasoline and utility costs dropped in the late summer and fall of 2006 and as we lapped the anniversary of stopping the use of coupons and discounts, we experienced improvements in same-store sales. By the fourth quarter of 2006 same-store sales were negative only 2.2% as compared to negative 3.3% and 5.4% for the second and third quarters of 2006, respectively. We also reported several weeks of positive same-store sales during the fourth quarter of 2006, which were the only positive weeks of the year.
We expect to open three restaurants during 2007. One site was under contract at October 29, 2006. We were in the final stages of negotiations for four other locations, two of which would open in 2007. The other two are expected to open in 2008. No restaurants were under construction at October 29, 2006. We opened a restaurant the last week of 2006, which should contribute to revenue growth in 2007. The nine restaurants opened over the last three fiscal years reported average weekly sales of $48,189 in 2006, 9% above the overall chain average. At October 29, 2006, twenty-one franchised restaurants were in operation as compared to twenty-three at October 30, 2005 and twenty at October 31, 2004. Three franchised restaurants closed during 2006. Two of the closed franchised locations were test sites on the Ohio Turnpike involving limited table service and no alcoholic beverages. Ultimately, the locations did not generate sufficient sales to expand the test and the locations were closed. One franchised restaurant opened in the Detroit, Michigan airport, during the second quarter of 2006.
We anticipate a significant increase in franchise fees and royalties in 2007 due to the planned opening of franchised restaurants. At October 29, 2006, three franchised restaurants were under construction with openings planned for the first quarter of 2007. In addition to those three restaurants, we anticipate the opening of an additional four to five franchised restaurants during the remainder of fiscal 2007. At October 29, 2006, we had seven multi-unit franchise agreements signed, requiring the total development of an additional 31 restaurants over the next ten years.
COSTS AND EXPENSES
Cost of goods sold, as a percentage of revenues, declined from 25.8% for 2004 to 25.5% for 2005 and then declined further to 25.4% for 2006. The decline from 2004 to 2005 was a result of a decline from the record high ground beef and chicken prices of 2004, a reduction in dairy and produce prices, implementation of various cost savings measures, and an approximate two percent menu price increase over 2004. As a result, we have reduced cost of goods sold, as a percentage of revenues, from its third quarter 2004 high point to its 2005 level, which was generally maintained through 2006. We also increased menu prices by approximately 2% during 2006. Cost of goods sold, as a percentage of revenues for the first quarter of 2006 was higher than the remainder of 2006 due to the bundled discounts built into the “Pick Three” menu promotion that ran during the first quarter of 2006. The typical “Pick Three” combination was sold with a cost approximately seven percentage points higher than our overall cost of sales. With approximately 12% of our customers selecting a “Pick Three” combination and with the promotion running for approximately ten weeks, it had the effect of increasing cost of goods sold by approximately 60 basis points during the promotion. Subsequent to the end of the promotion, cost of goods sold, as a percentage of revenues, fell to approximately 25.4% for the entire year and to 25.0% for the fourth quarter of 2006. We anticipate similar cost patterns in 2007 when the “Pick Three” promotion runs during the first quarter.
Payroll and benefits as a percentage of revenues, declined from 32.7% for 2004 to 32.3% for 2005 and then declined to 32.2% for 2006. The decreases were primarily a result of a $590,000 savings associated with self-funding our Ohio workers’ compensation expense, which began in 2005. The slight decline in 2006 was a result of an increase in employee contribution levels for health insurance which was implemented during the third quarter of 2006. Payroll expense over the periods reported was generally stable.
Max & Erma’s Restaurants, Inc.

Other operating expenses, as a percentage of revenues increased from 31.7% for 2004 to 33.3% for 2005 and remained essentially at that level in 2006 at 33.2% of revenues. The increase from 2004 to 2005 was primarily a result of increased marketing expenses ($885,000), cleaning expenses ($479,000), carryout supplies ($100,000), higher credit and gift card fees ($315,000), higher natural gas prices ($290,000), and increased repairs and maintenance expense ($200,000), and real estate taxes ($304,000). The increase in other operating expenses, as a percentage of revenues, was exacerbated by the decline in same-store sales in 2005, as many of the expenses in this category are of a fixed nature. In 2006, higher utilities and repairs and maintenance expense were offset by reduced advertising and restaurant supplies and the effect of closing lower sales volume restaurants over the last two years where other operating expenses tended to be a higher percentage of revenues.
Pre-opening costs, as a percentage of revenues, declined from 0.3% in 2004 to 0.2% in 2005 and to 0.1% in 2006. The decline in this expense is a result of the number and timing of restaurant openings each year. We opened five restaurants in 2004, three in 2005, and one in 2006.
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
Accordingly, during the first quarter of 2006, we recorded a $505,000 asset impairment charge related to the closing and write-off of restaurant assets at one restaurant. The charge consisted primarily of the payment of a $440,000 lease termination fee.
During the third quarter of 2006, we recorded a $339,000 asset impairment charge primarily for the expected end of lease closing of two restaurants. One of the restaurants closed shortly after the end the quarter and the other is expected to close at the end of its lease, in early 2007. The charge primarily consisted of the write-off of restaurant assets at the two restaurants scheduled to close and smaller charges for three under-performing locations.
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
ADMINISTRATIVE EXPENSES
Administrative expenses, as a percentage of revenues, increased from 7.8% in 2004 to 8.0% in 2005 and remained at that level for 2006. In dollar terms, administrative expenses increased 4% from 2004 to 2005 and then decreased 2% from 2005 to 2006. Administrative expenses have increased each year generally due to raises for corporate personnel and additional personnel to support the Company’s internal and franchise growth. The decrease from 2005 to 2006 was a result of overhead reductions put in place in late 2005 in response to same-store sales declines and reduced growth plans and increased employee contributions for health insurance implemented during the third quarter of 2006. Included in administrative expenses for 2006 is stock based compensation expense totaling $258,000, which relates to stock option grants both during and prior to 2006.
INTEREST EXPENSE
Interest expense increased 13% from $2,154,000 in 2004 to $2,431,000 in 2005 and then increased an additional 27% in 2006 to $3,079,000.
The increase in interest expense from 2004 to 2005 was a result of increases in LIBOR and the prime interest rate. The outstanding balance under our revolving credit agreement remained almost unchanged from October 31, 2004 to October 30, 2005, at just over $31.0 million. Approximately 20% of the outstanding balance was at the higher fixed rate of 9.9% during 2005. The interest rate on the remaining 80% had increased to 7.5% at October 30, 2005 from 5.5% at October 31, 2004.
The increase in interest expense from 2005 to 2006 was a result of a higher interest rate on our senior subordinated note and further increases in LIBOR and prime during 2006. As a result of our May 5, 2006 debt restructuring, one of our two term loans was repaid in full. The interest rate on the remaining term loan, with a $12.2 million balance at October 29, 2006 and our revolving credit line, with a $11.9 million balance at October 29, 2006 was 9.0%. The interest rate on the $7.0 million senior subordinated note issued May 5, 2006 was fixed at 14.5%. Total interest bearing debt at October 29, 2006 remained unchanged from October 30, 2005 at approximately $31.0 million. We capitalized $171,000, $93,000 and $44,000 of construction period interest in 2004, 2005 and 2006, respectively.
In 2005 and 2006, the interest rate under our revolving credit agreement was based upon the ratio of bank indebtedness plus future minimum rental commitments multiplied by 8 to earnings before interest, taxes, depreciation and amortization, and rent. Based upon results for fiscal 2004 and 2005, our interest for fiscal 2005 and 2006 remained at LIBOR plus 3.5 percent and prime plus 3/4 percent respectively. Additionally, we used an interest rate protection agreement to fix a portion of the outstanding balance under our credit agreement during 2005. The interest rate protection agreement expired October 31, 2005.
In 2004, the interest rate under our revolving credit agreement was based upon the ratio of bank indebtedness to earnings before interest, taxes, depreciation and amortization. Based upon results for the year ended October 26, 2003, the interest rate was LIBOR plus 3.5 percent and prime plus 3/4 percent on the term loan and revolving credit portion of our credit agreement, respectively, for all of 2004.
The Company presently does not utilize any interest rate swap agreements to manage interest note exposure on its floating-rate debt obligations.
2006 Annual Report

INCOME TAXES
At the level of pre-tax income reported in 2004, the FICA tax on tips and jobs related tax credits offset all federal, state, and local income tax expense and resulted in an income tax credit of $137,000.
In 2005 and 2006 we recognized FICA and jobs credits totaling a net benefit of $971,000 and $926,000, respectively. This, combined with a pre-tax loss, resulted in total tax benefits of $1,295,000 and $1,605,000 in 2005 and 2006, respectively. During the third quarter of 2005, the state of Ohio eliminated its corporate franchise income tax and replaced it with a commercial activity tax to be included in administrative expenses. Accordingly, we recorded an income tax expense of $550,000 in the third quarter of 2005, which represented a charge to write-off previously recorded State of Ohio deferred tax assets.
LIQUIDITY AND CAPITAL RESOURCES
Our working capital ratio increased from 0.4 to 1 at October 30, 2005 to 0.5 to 1 at October 29, 2006. The increase was due to recording of a receivable of $1.5 million at October 29, 2006 from our landlord for the reimbursement of the construction costs of a restaurant opened late in the fourth quarter of 2006. The receivable was collected in November 2006. Historically, we have been able to operate with a working capital deficiency because i) restaurant operations are primarily conducted on a cash basis, ii) high turnover (about once every 10 days) permits limited investment in inventory, and iii) trade payables for food purchases usually become due after receipt of cash from the related sales.
During 2006, we expended approximately $5,524,000 for property additions and $54,881,000 to reduce long-term obligations. Funds for such expenditures were provided primarily by $54,729,000 from proceeds of long-term obligations, $5,790,000 from operations, and $419,000 from cash on hand. We routinely draw down and repay our revolving credit line, the gross amounts of which are included in the above numbers.
In the second quarter of 2006, we completed a restructuring of our long-term debt. The restructuring consisted of an amendment to our bank loan agreement and the issuance of a $7.0 million, interest only, senior subordinated note. The net proceeds of approximately $6.5 million were used to payoff a $2.4 million bank note, reduce borrowings under our revolving credit line by $2.8 million and increase working capital by $1.3 million. As a result, annual principal payments under our bank loan agreement have been reduced from $3.9 million to $2.4 million and the outstanding balance under our $15.0 million revolving credit line was reduced to $12.2 million at May 14, 2006. Under the amended bank loan agreement, the due date for both the term loan and revolving credit line has been extended to March 1, 2011. The senior subordinated note is due in full May 1, 2012. We believe this debt restructuring will allow us to accelerate the rate of restaurant remodelings and new restaurant development.
We intend to open three restaurants during fiscal 2007. At October 29, 2006, we were contractually committed to the purchase of one new restaurant. The estimated cost to complete the one site to which we were contractually committed at October 29, 2006, was approximately $3.0 million. We also anticipate capital expenditures of approximately $4.0 million on existing restaurants net of landlord contributions of approximately $600,000.
Funding for new restaurants and replacement capital expenditures are expected to be provided by cash flow from operations, the sale-leaseback of real estate, landlord construction allowances and our revolving credit line. All of our Company’s assets collateralize borrowings under our revolving credit agreement. At October 29, 2006, we had approximately $3.1 million available under our $15.0 million revolving credit agreement. We also had a commitment for up to $8.25 million for the sale-leaseback of three restaurants.
In addition to expenditures for new restaurants, our other significant uses of cash are for fixed asset replacements and debt repayment. We expect to expend approximately $4.0 million and $2.4 million annually on fixed asset replacement and debt repayment, respectively. Expenditures for new restaurants, prior to signing the related contract to purchase or lease, and restaurant remodels are of a more discretionary nature and may be curtailed if cash flow from operations and other financing sources are diminished. In 2006, cash flow from operations was $5,790,000 (due to depreciation). Accordingly, we believe our Company could operate at an approximate break even for an extended period of time and still generate adequate cash flow from operations to meet required debt repayment and substantially fund necessary fixed asset replacements.
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
We lease certain land, building and equipment under various operating lease agreements. The initial lease terms range from five to thirty years and expire between 2007 and 2026. In several cases, we are obligated to pay taxes, insurance, common area charges and other expenses related to the leased properties.
At October 29, 2006, we were committed to the following significant financial obligations:

	Operating	Capital	Long-Term	Construction
	Leases	Leases	Debt (1)	Commitments
Less than 1 Year	$14,639,224	$90,000	$5,422,000	$3,0000,000
1-3 Years	26,967,070	180,000	10,196,000	—
3-5 Years	24,197,350	180,000	20,883,000	—
More than 5 Years	114,753,185	630,000	7,508,000	—

Total	$180,556,829	$1,080,000	$44,009,000	$3,000,000

(1)	Includes interest at 9.0%, which was the rate in effect at October 29, 2006 under the company’s Revolving Credit Agreement and 14.5% which was the rate of the $7.0 million senior subordinated note issued May 5, 2006.
INFLATION
Inflation has had no material impact on results during the periods reported.
RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS
In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”). FIN 48 is an interpretation of FASB Statement No. 109, Accounting for Income Taxes, and seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of the Company’s 2008 fiscal year. The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements.
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, (“SFAS 154”). SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors
Max & Erma’s Restaurants, Inc.

made in fiscal years beginning after December 15, 2005. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”), to eliminate the diversity in practice that exists due to the different definition of fair value and the limited guidance for applying those definitions in accounting principles generally accepted in the United States of America that are dispersed among the many accounting pronouncements that require fair value measurements. SFAS 157 will apply to fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial statements.
In October 2005, the FASB issued FASB Staff Position (FSP) 13-1, Accounting for Rental Cost Incurred during a Construction Period, (“FSP 13-1”). The guidance requires the rental costs recognized for ground or building operating leases during the construction period be recognized as rental expense. The guidance permits either retroactive or prospective treatment for periods beginning after December 15, 2005. The Company has prospectively changed its policy from capitalization to expensing beginning in fiscal 2006. The adoption of the FSP 13-1 results in an increase of approximately $60,000 in pre-opening expense for each new restaurant opened.
In June 2006, the FASB ratified the Emerging Issues Task Force (“EITF”) position EITF 06-3, How Taxes collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That Is Gross versus Net Presentation), (“EITF 06-3”), that addresses disclosure requirements for taxes assessed by a governmental authority that is both imposed concurrently with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes, and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006, with earlier application permitted. The Company is currently evaluating the impact of EITF 06-3 on its consolidated financial statements.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management’s Discussion and Analysis of Operations and Financial Condition discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity.
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
SAME-STORE SALES
Our Company discloses certain information regarding the performance of certain restaurants in operation at least 18 consecutive months in our management’s discussion and analysis. We exclude restaurants from this calculation that do not meet this definition. In addition, restaurants are excluded when unusual events or circumstances outside our control significantly change the business of the restaurant.
SAFE HARBOR STATEMENT UNDER THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words “plan,” “anticipate,” “believe,” “expect,” “estimate,” and “project” and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Forward-looking statements in this MD&A include statements regarding the belief that franchising is a key element of our growth (paragraph 1), anticipated royalties from additional franchised restaurants (paragraph 1), the average investment in future restaurants (paragraph 2), the expectation that new restaurants will be financed through the sale-leaseback of the related real estate (paragraph 2), anticipated sales at new restaurants (paragraph 2), the belief that we compete favorably with larger restaurant chains (paragraph 3), the belief that we can increase average unit sales by 15% over a five-year period (paragraph 3), the belief that self-funding Ohio Worker’s Compensation insurance lowered its expense (paragraph 5), the belief that rising healthcare costs will continue to be a challenge (paragraph 5), the expectation of adding three restaurants in 2007 (paragraph 8 and 35), the belief that coupons do not build loyal customers and that reduced couponing was a significant factor in the same-store sales decline in 2006 (paragraph 12), the belief that we can achieve positive same-store sales through marketing and limited time menu offers (paragraph 12), the anticipated revenue growth from the opening of new restaurants (paragraph 14), the anticipated increase in franchise fees and royalties (paragraph 15), the expectation that one restaurant impaired in 2006 will close in 2007 (paragraph 22), the expectation that we will continue to operate the four restaurants whose assets were impaired (paragraph 23), the belief that the restructuring of our debt will allow us to accelerate restaurant remodelings and development (paragraph 35), the estimated costs and sources of funds to complete new restaurant and replacement capital expenditures (paragraphs 36 and 37), the expectation that we will spend approximately $4.0 million and $2.4 million annually on fixed asset replacement and debt repayment, respectively, (paragraph 38), the belief that we could operate at break-even and still generate sufficient cash flow to meet debt repayment and substantially fund fixed asset replacements (paragraph 38), the belief that the market price of the Company’s common shares was an attractive investment opportunity at the time of repurchase (paragraph 39).
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
2006 Annual Report

Consolidated Balance Sheets

	October 29	October 30
	2006	2005
ASSETS

CURRENT ASSETS:
Cash and equivalents	$2,491,877	$2,910,889
Receivables:
Trade and other	1,748,635	172,685
Franchise	305,301	457,324

Total receivables	2,053,936	630,009
Inventories	1,260,537	1,401,368
Supplies	515,456	580,166
Prepaid expenses	526,546	471,470
Deferred income taxes	725,000	650,000

TOTAL CURRENT ASSETS	7,573,352	6,643,902

PROPERTY–AT COST:
Land and buildings	33,558,261	33,445,024
Leasehold improvements	30,714,247	32,552,563
Equipment and fixtures	39,432,387	38,351,393

Total property	103,704,895	104,348,980
Less accumulated depreciation and amortization	52,896,054	48,686,165

PROPERTY–NET	50,808,841	55,662,815

OTHER ASSETS:
Goodwill	51,980	62,073
Deferred costs (less accumulated amortization of 2006—$453,240 and 2005—$299,357)	1,065,647	726,935
Deferred income taxes	10,677,000	8,784,000
Miscellaneous (less accumulated amortization of 2006—$167,429 and 2005 —$181,578)	2,177,845	1,977,560

TOTAL OTHER ASSETS	13,972,472	11,550,568

TOTAL	$72,354,665	$73,857,285

See notes to consolidated financial statements.
Max & Erma’s Restaurants, Inc.

Consolidated Balance Sheets

	October 29	October 30
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term obligations	$2,729,989	$4,227,282
Accounts payable	4,245,631	4,725,923
Construction payables	584,046	863,135
Accrued liabilities:
Payroll and related taxes	2,770,583	2,718,540
Taxes, other than income taxes	1,718,683	2,097,075
Interest	657,715	656,525
Gift cards	1,903,767	1,661,105
Utilities	846,111	817,496
Other	799,256	965,415

Total accrued liabilities	8,696,115	8,916,156

TOTAL CURRENT LIABILITIES	16,255,781	18,732,496

LONG-TERM OBLIGATIONS–
Less current maturities	43,065,227	41,817,482

COMMITMENTS AND CONTINGENCIES (Note 1)

STOCKHOLDERS’ EQUITY:
Preferred stock–$.10 par value; authorized 500,000 shares, none outstanding Common stock–$.10 par value; authorized 2006 and 2005—5,000,000 shares; issued and outstanding: 2006— 2,551,974 and 2005—2,546,778 shares	255,196	254,677
Additional paid in capital	982,697	678,225
Retained earnings	11,795,764	12,374,405

TOTAL STOCKHOLDERS’ EQUITY	13,033,657	13,307,307

TOTAL	$72,354,665	$73,857,285

See notes to consolidated financial statements.
2006 Annual Report

Consolidated Statements of Operations

	YEAR ENDED
	October 29	October 30	October 31
	(52 weeks) 2006	(52 weeks) 2005	(53 weeks) 2004
REVENUES	$180,289,781	$183,705,077	$182,958,795

OPERATING EXPENSES:
Cost of goods sold	45,802,663	46,868,766	47,134,328
Payroll and benefits	57,969,321	59,315,489	59,870,241
Other operating expenses	59,922,708	61,074,546	58,028,046
Administrative expenses	14,490,692	14,744,764	14,189,562
Preopening costs	190,460	391,789	602,677
Impairment of assets	845,433	1,450,000	—
TOTAL OPERATING EXPENSES	179,221,277	183,845,354	179,824,854

OPERATING INCOME (LOSS)	1,068,504	(140,277)	3,133,941

INTEREST EXPENSE	3,079,391	2,431,305	2,154,254

MINORITY INTEREST IN INCOME OF AFFILIATED PARTNERSHIP	57,754	38,503	19,252

(LOSS) INCOME BEFORE INCOME TAXES	(2,068,641)	(2,610,085)	960,435

INCOME TAXES (BENEFIT):
Federal
Current	245,000	604,000	380,000
Deferred	(1,830,000)	(2,459,000)	(627,000)
State and local
Current	58,000	95,000	260,000
Deferred	(78,000)	465,000	(150,000)

TOTAL INCOME TAXES (BENEFIT)	(1,605,000)	(1,295,000)	(137,000)

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(463,641)	(1,315,085)	1,097,435

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE —NET OF $60,000 DEFERRED INCOME TAX BENEFIT	(115,000)

NET (LOSS) INCOME	$(578,641)	$(1,315,085)	$1,097,435

NET (LOSS) INCOME PER SHARE:
Basic (loss) income per share before cumulative effect of change in accounting principle	$(0.18)	$(0.52)	$0.45
Cumulative effect of change in accounting principle	(0.05)

BASIC (LOSS) INCOME PER SHARE	$(0.23)	$(0.52)	$0.45

Diluted (loss) income per share before cumulative effect of change in accounting principle	$(0.18)	$(0.52)	$0.42
Cumulative effect of change in accounting principle	(0.05)

DILUTED (LOSS) INCOME PER SHARE	$(0.23)	$(0.52)	$0.42

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	2,551,018	2,537,277	2,459,767

Diluted	2,551,018	2,537,277	2,583,762

See notes to consolidated financial statements.
Max & Erma’s Restaurants, Inc.

Consolidated Statements of Shareholders’ Equity

				Accumulated
			Additional	Other
	Common Stock		Paid In	Comprehensive	Retained
	Shares	Amount	Capital	(Loss) Income	Earnings	Total
BALANCE — OCTOBER 26, 2003	2,449,601	$244,960	$—	$(648,373)	$12,592,055	$12,188,642
Issuance of stock through option plans, including $152,466 related tax benefit	58,889	5,888	340,009			345,897
Shares repurchased	(1,162)	(116)	(20,605)			(20,721)
Comprehensive income:
Change in fair value of interest rate protection agreement, net of income tax ($158,598)				444,967		444,967
Net income					1,097,435	1,097,435

Total comprehensive income						1,542,402

BALANCE — OCTOBER 31, 2004	2,507,328	250,732	319,404	(203,406)	13,689,490	14,056,220
Issuance of stock through option plans, including $110,611 related tax benefit	39,450	3,945	358,821			362,766
Comprehensive loss:
Change in fair value of interest rate protection agreement, net of income tax ($109,526)				203,406		203,406
Net loss					(1,315,085)	(1,315,085)

Total comprehensive loss						(1,111,679)

BALANCE — OCTOBER 30, 2005	2,546,778	254,677	678,225	—	12,374,405	13,307,307
Issuance of stock through option plans, including $14,568 related tax benefit	5,196	519	78,220			78,739
Stock compensation			226,252			226,252
Net loss and comprehensive loss					(578,641)	(578,641)

BALANCE — OCTOBER 29, 2006	2,551,974	$255,196	$982,697	$—	$11,795,764	$13,033,657

See notes to consolidated financial statements.
2006 Annual Report

Consolidated Statements of Cash Flows

	YEAR ENDED
	October 29	October 30	October 31
	(52 weeks) 2006	(52 weeks) 2005	(53 weeks) 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(578,641)	$(1,315,085)	$1,097,435

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	8,024,286	8,443,967	8,219,095
Deferred income tax credit	(1,968,000)	(1,994,000)	(777,000)
Stock compensation expense	226,252	—	—
Cumulative effect of change in accounting principle	175,000	—	—
Accretion of deferred sale-leaseback gain	(126,267)	(126,267)	(126,267)
Minority interests on income of Affiliated Partnership	57,754	38,503	19,252
Impairment of fixed assets	384,265	1,011,000	—
Loss on disposition of assets	243,416	206,237	214,435
Proceeds from lease incentives	—	1,000,000	2,430,000
Changes in assets and liabilities:
Receivables, inventories, supplies and prepaid expenses	264,038	403,208	(865,071)
Other assets	(90,068)	(387,936)	(46,769)
Accounts payable, accrued and other liabilities	(822,030)	3,195,194	1,165,649

Total adjustments	6,368,646	11,789,906	10,233,324

Net cash provided by operating activities	5,790,005	10,474,821	11,330,759

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(5,524,182)	(9,966,903)	(19,443,999)
Changes in other assets	34,473	77,731	127,959
Proceeds from the sale of property	—	31,333	2,807,133

Net cash used in investing activities	(5,489,709)	(9,857,839)	(16,508,907)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term obligations	(54,881,248)	(52,820,697)	(84,232,469)
Proceeds from long-term obligations	54,729,000	52,793,019	88,907,129
Debt issuance costs	(588,045)	(79,596)	(78,765)
Proceeds from exercise of stock options	78,739	252,155	193,431
Distributions to minority interests in Affiliated Partnership	(57,754)	(38,503)	(19,252)
Cash paid for purchase of common stock	—	—	(20,721)

Net cash (used in) provided by financing activities	(719,308)	106,378	4,749,353

NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(419,012)	723,360	(428,795)

CASH AND CASH EQUIVALENTS—Beginning of year	2,910,889	2,187,529	2,616,324

CASH AND CASH EQUIVALENTS—End of year	$2,491,877	$2,910,889	$2,187,529

SUPPLEMENTAL DISCLOSURES:
Cash paid for:
Interest–net of $44,440, $93,958, and $170,407 capitalized in 2006, 2005 and 2004, respectively	$2,924,379	$2,103,280	$2,136,691

Income taxes	$274,088	299,245	$689,856

Noncash activities:
–Property additions financed by construction payables	$584,046	863,135	$989,466

–Property additions to be reimbursed by sale-leaseback	$1,537,500

See notes to consolidated financial statements.
Max & Erma’s Restaurants, Inc.

Notes to Consolidated Financial Statements
AS OF OCTOBER 29, 2006 AND OCTOBER 30, 2005 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED OCTOBER 29, 2006
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business—Max & Erma’s Restaurants, Inc. and subsidiary (the “Company”) owns and operates restaurants under the trade name “Max & Erma’s—Neighborhood Gathering Place. ”At October 29, 2006, there are 99 Max & Erma’s restaurants in operation (102 at October 30, 2005) (principally located in the midwestern United States). The Company owns all of the restaurants, except for one that is owned by a separate limited partnership (“Affiliated Partnership”) in which the Company is the controlling general partner, and 21 which are franchised to unrelated parties (23 at October 30, 2005).
At October 29, 2006, the Company was contractually committed to the purchase of one new Max & Erma’s restaurant. The estimated cost to complete this restaurant is approximately $3,000,000.
Consolidation—The consolidated financial statements include the accounts of the Company and the Affiliated Partnership. All significant intercompany transactions and balances have been eliminated.
Fiscal Year-End—The Company and its Affiliated Partnership each have a 52-53 week accounting period, which ends on the last Sunday in October. Fiscal years 2006 and 2005 each contained 52 weeks and fiscal year 2004 contained 53 weeks.
Cash and Cash Equivalents—The Company considers all checking accounts, cash funds, and highly liquid debt instruments with a maturity of less than three months at the date of purchase to be cash equivalents. All cash is principally on deposit with four banks.
Inventories—Inventories are valued at the lower of cost, using the first-in, first-out method, or market and consist of food and beverages.
Preopening Costs—The Company expenses such costs as they are incurred in accordance with Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities.
Depreciation and Amortization of Property—Depreciation and amortization of property are computed generally using the straight-line method based on the estimated useful lives of the assets or the terms of the leases as follows:

Years
Buildings	15 to 30
Leasehold improvements	10 to 15
Equipment and fixtures	3 to 15
Leasehold Improvements—Leasehold improvements reimbursed by the landlord through construction allowances are capitalized as leasehold improvements, with the construction allowances recorded as deferred lease incentives. Such leasehold improvements and related deferred lease incentives are amortized on a straight-line basis over the lesser of the life of the asset or the lease term.
Other Assets—In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized. Deferred costs include debt issuance costs that relate to various debt agreements and are being amortized over the terms of the agreements. Miscellaneous assets principally consist of liquor license costs, which are no longer amortized in accordance with SFAS No. 142.
Asset Impairments—Annually or more frequently if events or circumstances change, a determination is made by management to ascertain whether property and equipment and other intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value. In performing its review, the Company considers the age of the restaurant and any significant economic events, recognizing that certain restaurants may take 24 to 36 months to become profitable or return to profitability. In evaluating its goodwill, the Company estimates the fair value of the operations at each reporting date to determine if any impairment exists. See Note 9 regarding provision for impairment of assets.
Asset Retirement Obligations—The Company follows Financial Accounting Standards Board (“FASB”) Interpretation No. 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143, which requires entities to record a liability equal to the fair value of the estimated future cost to retire an asset if the liability’s fair value can be reasonably estimated. Certain leases contractually require the Company to restore certain facilities back to a condition specified in the lease agreements. The Company’s asset retirement obligation (“ARO”) liabilities are primarily associated with the return of leasehold improvements to basic shell construction. The Company estimates the fair value of these liabilities based on current store closing costs and discounts the costs back as if they were to be performed at the inception of the lease. At the inception of such a lease, the Company records the ARO as a liability and also records a related asset in an amount equal to the estimated fair value of the liability. The capitalized asset is then depreciated on a straight-line basis over the useful life of the asset. Upon retirement of the asset, any difference between the actual retirement costs incurred and the previously recorded estimated ARO liability is recognized as a gain or loss in the consolidated statements of operations. See Note 10.
In future periods, the Company may make adjustments to the ARO liability as a result of the availability of new information, changes in labor costs, and other factors. The estimate of the ARO liability is based on a number of assumptions requiring professional judgment, including average store closing costs, inflation rates, and asset reuse rates.
Revenue Recognition—Revenue from restaurant sales is recognized when food and beverage products are sold. Franchise fees for new franchises are recognized as revenue when substantially all commitments and obligations have been fulfilled, which is generally upon commencement of operations by the franchisee. The Company recognizes royalties on a franchisee’s sales in the period in which the sales occur. Included in revenues are franchise fees and royalties of approximately $1,797,000, $1,821,000, and $1,635,000 in 2006, 2005, and 2004, respectively.
Self-Insurance—The Company is primarily self-insured for workers’ compensation and employee health insurance. Self-insurance liabilities are determined actuarially based on claims filed and estimates for claims incurred but not reported.
Advertising—The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was approximately $4,557,000, $5,041,000, and $4,155,000 for fiscal 2006, 2005, and 2004, respectively.
Contingent Rent—The Company expenses contingent rent based on a quarterly gross sales basis.
Income Taxes—The Company is subject to federal, state, and local income taxes. Income taxes are provided for all taxable items included in the consolidated statements of operations in accordance with SFAS No. 109, Accounting for Income Taxes.
Net Income (Loss) Per Share—Basic income (loss) per share amounts are based on the weighted-average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted-average number of shares of common stock and dilutive stock options outstanding during the years presented (stock options are excluded from the calculation if a net loss is reported, as the effect of such options is antidilutive). Options to purchase 288,950,
2006 Annual Report

221,950, and 40,950 shares of common stock were outstanding in fiscal 2006, 2005, and 2004, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares or the Company reported a net loss for the year, and therefore, the effect would be antidilutive. The chart below presents a reconciliation between basic and diluted weighted-average shares outstanding:

	2006	2005	2004
Basic weighted-average shares outstanding	2,551,018	2,537,277	2,459,767
Dilutive effect of stock options	—	—	123,995

Diluted weighted-average shares outstanding	2,551,018	2,537,277	2,583,762

Stock-Based Employee Compensation Plans—In December 2004, the FASB issued SFAS No. 123R (“SFAS 123R”), Share-Based Payment. SFAS 123R requires the measurement and recognition of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of the employee services is recognized as compensation expense over the period that an employee provides service in exchange for the award, which is typically the vesting period. SFAS 123R was effective October 31, 2005, and the Company adopted SFAS 123R using the modified prospective method in fiscal 2006. See a complete discussion of the impact of the adoption of SFAS 123R in Note 6.
The weighted-average per share fair value of options granted during fiscal 2006 and 2004 was $3.23 and $4.66, respectively, and was estimated at the date of grant using the Black-Scholes option pricing model. The following assumptions were used for options granted in 2006 and 2004, respectively: risk-free interest rate of 4.6% and 3.17%; no expected dividend yield; volatility factor of the respected market price of common stock of 28% and 18%; and a weighted-average expected option life of 3.5 to 6.7 years. No options were granted in fiscal 2005.
Under the modified prospective method, the Company has not restated any balance sheet or statement of operations items for any prior periods. Had compensation cost been determined on the basis of fair value pursuant to SFAS 123R for options granted in fiscal 1996 through 2005, net (loss) income and (loss) earnings per share would have been as follows:

	2005	2004
Net (loss) income:
As reported	$(1,315,085)	$1,097,435

Pro forma	$(1,468,036)	$944,484

Basic (loss) income per share:
As reported	$(0.52)	$0.45

Pro forma	$(0.58)	$0.38

Diluted (loss) income per share:
As reported	$(0.52)	$0.42

Pro forma	$(0.58)	$0.37

Segment—The Company presently operates in one segment as determined in accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.
Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these amounts.
Commitments and Contingencies—The Company is involved in various claims and legal proceedings arising from the normal course of business. While the ultimate liability, if any, from these proceedings is presently indeterminable, in the opinion of management, these matters should not have a material adverse effect on the consolidated financial statements of the Company.
Recently Issued Financial Accounting Standards—In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 is an interpretation of FASB Statement No. 109, Accounting for Income Taxes, and seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of the Company’s 2008 fiscal year. The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements.
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, (“SFAS 154”). SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), to eliminate the diversity in practice that exists due to the different definition of fair value and the limited guidance for applying those definitions in accounting principles generally accepted in the United States of America that are dispersed among the many accounting pronouncements that require fair value measurements. SFAS 157 will apply to fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial statements.
In October 2005, the FASB issued FASB Staff Position (“FSP”) 13-1, Accounting for Rental Cost Incurred During a Construction Period (“FSP 13-1”). The guidance requires the rental costs recognized for ground or building operating leases during the construction period be recognized as rental expense. The guidance permits either retroactive or prospective treatment for periods beginning after December 15, 2005. The Company has prospectively changed its policy from capitalization to expensing beginning in fiscal 2006. The adoption of the FSP 13-1 results in an increase of approximately $60,000 in preopening expense for each new restaurant opened.
In June 2006, the FASB ratified the Emerging Issues Task Force (“EITF”) position EITF 06-3, How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is Gross Versus Net Presentation) (“EITF 06-3”), that addresses disclosure requirements for taxes assessed by a governmental authority that is both imposed concurrently with a specific revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value-added, and some excise taxes. EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. The provisions of EITF 06-3 are effective for interim and annual reporting periods beginning after December 15, 2006, with earlier application permitted. The Company is currently evaluating the impact of EITF 06-3 on its consolidated financial statements.
2. OWNERSHIP OF RESTAURANT BY AFFILIATED PARTNERSHIP
One restaurant is owned by an Affiliated Partnership in which the Company is the general partner. As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnership. During fiscal 2006, 2005, and 2004, the Company’s share of the remaining partnership’s profits and losses was approximately 90%, 70%, and 70%, respectively. At October 29, 2006, October 30, 2005, and October 31, 2004, no amounts were due to Affiliated Partners.

3. LONG-TERM OBLIGATIONS
Long-term obligations as of October 29, 2006 and October 30, 2005, consist of the following:

	October 29,	October 30,
	2006	2005
Debt:
Revolving credit agreement	$11,870,000	$13,346,239
Equipment note	—	3,250,000
Amended term loan	12,200,000	14,600,000
Senior subordinated note	7,000,000	—

Total debt	31,070,000	31,196,239
Deferred gain on sale/leaseback (Note 4)	1,387,585	1,513,853
Deferred lease incentives (Note 1)	5,099,147	5,400,420
Accrued rent (Note 4)	6,482,252	6,561,292
Deferred compensation plan (Note 7)	951,898	717,617
Capital leases	629,334	655,343
Asset retirement obligations	175,000	—

Total long-term obligations	45,795,216	46,044,764
Less current maturities of debt	(2,729,989)	(4,227,282)

Total long-term obligations – less current maturities	$43,065,227	$41,817,482

On May 5, 2006, the Company amended its bank loan agreement and issued a $7.0 million, interest-only senior subordinated note to an unrelated party. The $7.0 million note bears interest, payable quarterly, at a fixed rate of 14.5%, with principal due May 1, 2012. The note is subordinate to borrowings under the Company’s bank credit agreement. The net proceeds of approximately $6.5 million were used to pay off a $2.4 million bank note that had required annual principal payments of $1.5 million through December 2007, reduced borrowings under the Company’s revolving credit line by $2.8 million, and increased working capital by $1.3 million. As a result, the outstanding borrowings under the Company’s new bank loan agreement were reduced to a $12.8 million five-year term loan (“Amended Term Loan”), requiring quarterly principal payments of $600, 000 and $12.2 million outstanding under a $15.0 million revolving credit line (“Revolving Credit Agreement”). Both the term note and revolving credit line bear interest, payable quarterly, at Prime plus 3/4% or LIBOR plus 3.5% at the Company’s option, with the outstanding balance under both loans due March 1, 2011.
Both the term and revolving credit loans have provisions for extension of maturity dates and conversion to fully amortized term loans. Beginning with the fiscal year ending October 26, 2003, the Company was required to make excess cash flow payments, not to exceed $500,000, to reduce outstanding principal balances provided the Company meets certain net income requirements. No excess cash flow payments were made in fiscal 2006, 2005, and 2004. Each loan bears interest at a fluctuating quarterly rate based upon the Prime or LIBOR rate determined by the ratio of the indebtedness of the Company to earnings before interest, taxes, depreciation, and amortization of the Company. At October 29, 2006, the Amended Term Loan rate and the rate on the revolving credit borrowings was 9%. In addition, the Company must pay a quarterly commitment fee on the unused portion of the commitment and an annual agency fee. Substantially, all of the Company’s assets collateralize the credit agreement.
The provisions of the Company’s credit agreement and subordinated note agreement require various financial covenants to be maintained at the end of each quarterly reporting period. At October 29, 2006, the Company was not in compliance with the ratio of total liabilities to tangible net worth, and in December 2006, this covenant was waived and the minimum tangible net worth covenant was amended.
The Company entered into a $20,000,000 interest rate protection agreement in fiscal 2000, as required by its bank loan agreement described above, to manage its exposure to the variability of cash flows primarily related to the interest rate changes on borrowing costs. The swap fully amortized over the life of the contract to October 31, 2005. The Company paid the bank a quarterly fixed rate of 6.48% and received a quarterly variable rate payment based on the LIBOR rate. The agreement was designated as a cash flow hedge. Hedging effectiveness was assessed periodically. The effective portion of periodic gains and losses of the contract were deferred in other comprehensive income. Any portion of the contract that was ineffective was recognized in earnings immediately. The protection agreement had a total fair value of approximately $313,000 at October 31, 2004, which was reflected as a long-term liability and accumulated other comprehensive income (net of taxes of $110,000, totaling $203,000). For fiscal 2005 and 2004, the ineffective portion of the protection agreement was not material to the Company’s consolidated financial statements. The Company reclassified approximately $313,000 of net derivative losses to interest expense in fiscal 2005.
Future maturities of long-term debt obligations at October 29, 2006, are as follows (see Note 4 for maturities of other long-term obligations):

Year Ending in October
2007	$2,400,000
2008	2,400,000
2009	2,400,000
2010	2,400,000
2011	14,470,000
Thereafter	7,000,000

Total	$31,070,000

4. LEASES
The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from 5 to 30 years and expire between 2007 and 2025. The leases include renewal options for 5 to 20 additional years. Several leases require, in addition to the base rent, additional rent based on percentages of the restaurant’s annual gross revenue, as defined. The Company is also obligated to pay certain real estate taxes, insurance, common area charges, and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment, and fixtures.
The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from two to six years and expire through 2009. The Company is required to pay certain taxes, insurance, and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.
The following is a summary of property under capital leases at October 29, 2006 and October 30, 2005, included in the accompanying consolidated balance sheets:

	October 29,	October 30,
	2006	2005
Asset Description
Buildings	$750,000	$1,045,000
Equipment and fixtures	496,207	499,846

Total	1,246,207	1,544,846
Less accumulated amortization	(1,148,130)	(1,396,769)

Net	$98,077	$148,077

Future minimum lease payments under the capital leases and the present value of such payments at October 29, 2006, are as follows:

Years Ending in October
2007	$90,000
2008	90,000
2009	90,000
2010	90,000
2011	90,000
Thereafter	630,000

Total minimum lease payments	1,080,000
Less amount representing interest	(450,666)

Present value of minimum lease payments	629,334
Less current maturities	(28,716)

Total obligations under capital leases– less current maturities	$600,618

2006 Annual Report

At October 29,2006, the future minimum rental commitments under noncancelable operating leases with an initial term in excess of one year are as follows:

Years Ending in October

2007	$14,639,224
2008	13,771,289
2009	13,195,781
2010	12,377,372
2011	11,819,978
Thereafter	114,753,185

Total	$180,556,829

The above future minimum rental amounts include the land portion of certain capital leases, but exclude renewal options and additional rent based on sales or increases in the United States Consumer Price Index (“USCPI”). For operating leases which require increasing rental payments over the term of the lease, the Company records rent expense on a straight-line basis. The related accrued rent will generally reverse over the next 15 years.
In fiscal 2006, 2004, and prior years, the Company entered into sale-lease-back transactions with regard to the land, buildings, fixtures, and improvements at 12 restaurant sites, whereby the Company leases back the restaurant sites under operating leases over 20-year periods. Generally, the base rents of the leases will be adjusted by the lesser of a defined percentage or a factor of the increase in USCPI at each anniversary date, as defined. These transactions did not result in a significant gain or loss to the Company. Included in trade and other receivables at October 29, 2006,is $1,537,500 related to a 2006 sale-leaseback transaction that was received in November 2006. At October 29, 2006 the Company has a commitment for up to $8,250,000 for the sale-leaseback of three restaurants.
Rent expense, including common area charges but excluding taxes, insurance, and other expenses related to all operating leases consists of the following:

	2006	2005	2004

Minimum rent	$15,545,618	$15,709,259	$15,148,347
Contingent rent based on percentage of gross revenue	136,868	139,471	183,263

Total	$15,682,486	$15,848,730	$15,331,610

The Company has agreements with a partnership in which a former director is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain restaurants. Under the agreements, the Company has received games revenue averaging approximately $40,000 per year over the last three years.
5. INCOME TAXES
The Company’s effective tax (benefit) provision rate varies from the statutory federal income tax rate as a result of the following factors:

	2006	2005	2004

(Benefit) provision at statutory rate	$(703,000)	$(887,000)	$327,000
State income taxes–net of federal benefit	(13,000)	7,000	70,000
Jobs-related tax credit	(13,000)	(90,000)	(58,000)
FICA tax credit	(913,000)	(881,000)	(867,000)
Nondeductible stock compensation	51,000	—	—
State of Ohio adjustment	—	550,000	—
Revision of deferred taxes	—	—	375,000
Other–net	(14,000)	6,000	16,000

Total (benefit)	$(1,605,000)	$(1,295,000)	$(137,000)

During fiscal 2005, the Company expensed $550,000 of previously recorded state of Ohio deferred tax assets because the state of Ohio eliminated its corporate franchise tax and replaced it with a commercial activity tax included in administrative expenses. During fiscal 2004, the Company revised its calculation of deferred tax assets based on additional information concerning the allocation of income among the various states the Company does business in resulting in a $375,000 reduction of deferred tax assets.
The tax effects of significant items comprising the Company’s net deferred tax asset are as follows:

	October 29,	October 30,
	2006	2005

Deferred tax assets (liabilities)
Accrued rent	$2,383,000	$2,418,000
Depreciation	2,994,000	2,308,000
Deferred gain	579,000	629,000
Officers’ benefits	570,000	473,000
Gift cards	704,000	625,000
FICA tax credit	4,170,000	3,046,000
Partnership	162,000	80,000

Total deferred tax assets	11,562,000	9,579,000

Prepaid insurance and other	(160,000)	(145,000)

Total deferred tax liabilities	(160,000)	(145,000)

Net deferred tax asset	$11,402,000	$9,434,000

The FICA tax credits expire $649,000 in 2023, $1,218,000 in 2024, $1,155,000 in 2025 and $1,148,000 in 2026.
The Internal Revenue Service is presently examining a prior year income tax return. Management believes the ultimate resolution of the examination will not have a material effect on the accompanying financial statements.
6. STOCK OPTION AND BONUS PLANS
The Company’s fiscal 1996 and 2002 stock option plans (collectively, the “Plans”) provide that the Company may grant options to certain key employees of the Company and its affiliates, consultants, and advisers who render services to the Company and its affiliates and directors of the Company who are employees of neither the Company nor any affiliate. The terms of the Plans are at the sole discretion of a committee of three nonemployee members of the Company’s board of directors (the “Committee”). Under the fiscal 1996 and 2002 Plans, the Company may grant 400,000 and 250,000 shares, respectively. The Committee will determine the option price per share of each incentive stock option granted under the Plans. The option price may not be less than the fair market value of a share on the date of grant of such option. If the grantee owns more than 10% of the total combined voting stock of the Company, the exercise price of the option must be at least 110% of the fair market value. Options granted under the Plans are generally first exercisable 3 years after the date of grant and expire 10 years after the date of grant. At October 29, 2006, 268,950 shares under option were outstanding under the Plans and 3,854 shares were reserved for future grants under the fiscal 2002 Plan. The Company also has 20,000 shares under option outstanding and exercisable under a fiscal 1992 option plan.
Under SFAS 123R, the Company calculates the fair value of option grants using the Black-Scholes option-pricing model. Total compensation cost related to share-based payment arrangements for the year ended October 29, 2006, was $258,337 ($.09 per share). This amount was reflected in administrative expenses. The tax benefit recorded for this compensation cost on nonstatutory stock options was $14,568.
During fiscal 2006, the Company received $64,171 from the exercise of stock options. The aggregate intrinsic value of these options was $21,434.
Max & Erma’s Restaurants, Inc.

The following summarizes the stock option transactions:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value

Balance—October 26, 2003	378,700	$10.91
Granted	30,950	17.51
Exercised	(85,999)	(6.73)
Cancelled	(10,000)	(11.13)

Balance—October 31, 2004	313,651	12.69
Exercised	(63,301)	(9.51)
Cancelled	(28,400)	(13.96)

Balance—October 30, 2005	221,950	$13.44
Granted	100,196	11.51
Exercised	(5,196)	(6.18)
Cancelled	(28,000)	(10.12)

Balance—October 29, 2006	288,950	$13.22	6.71	$0.00

Exercisable at October 29,2006	157,770	$13.61	5.96	$0.00

The following summarizes information regarding stock options outstanding at October 29, 2006:

	Options Outstanding			Options Exercisable
	Number			Number	Weighted
	Outstanding at	Weighted Average	Weighted	Exercisable at	Average
Range of Exercise	October 29,	Remaining	Average Exercise	October 29,	Exercise
Prices	2006	Contractual Life	Price	2006	Price
$8.50-$10.30	43,000	4.92	$10.09	38,000	$10.30
$10.90-$17.75	245,950	7.02	$13.77	119,770	$14.66
The weighted-average grant-date fair value of options granted during fiscal 2006 and 2004 was $3.23 and $4.66, respectively. The total intrinsic value of options exercised during the fiscal 2006, 2005, and 2004 was $21,434, $318,792, and $670,255, respectively.
The following summarizes the status of, and changes to, unvested options during the year ended October 29,2006:

	Number of	Weighted Average
	Shares	Grant Date Fair Value

Unvested—beginning of year	65,370	$5.29
Granted	100,196	3.23
Vested	(34,386)	5.43

Unvested—end of year	131,180	$4.63

As of October 29, 2006, there was $407,381 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 2.16 years. The total fair value of shares vested during fiscal 2006 was $226,252.
The Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. In fiscal 2005 and 2004, 34,800 and 56,000 shares, respectively, were tendered for the exercise of 23,351 and 27,110 options, respectively. No shares were tendered in 2006. During fiscal 2004, the Company repurchased 1,162 shares of common stock at the fair market value from certain officers at a cost of $20,721 (none in 2005 and 2006).
7. EMPLOYEE BENEFIT PLANS
Max & Erma’s 401(k) Savings Plan and Trust allows employees who have attained age 21 and have completed one year of service to defer receipt of a portion of their compensation and contribute such amounts to various investment funds. The Company matches a percentage of the employees’ contributions if certain pretax income is achieved.
The Company adopted a deferred compensation plan effective January 1, 1999, to provide tax-deferred compensation to a select group of management or highly compensated employees of the Company through deferrals of cash compensation and Company-related contributions. Participants in the plan may contribute up to 25% of their compensation. Employer contributions are permitted up to the first 4% of compensation the participant has contributed in combination with the Company’s 401(k) savings plan and trust. Employer contributions are fully vested after five years of service. The fair value of the investment included in other assets and offsetting liability was approximately $952,000 at October 29, 2006 and $718,000 at October 30, 2005.
Total expense for these plans for fiscal 2006, 2005, and 2004 was approximately $93,000, $281,000, and $348,000,respectively.
8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash and cash equivalents, receivables, accounts and construction payables, and accrued liabilities at October 29, 2006 and October 30, 2005, approximate their fair value due to the short-term maturities of these items.
The carrying amount of the Company’s long-term debt approximated its fair value at October 29, 2006 and October 30, 2005. The fair value of the Company’s long-term debt is estimated based on the current interest rates offered for debt of the same remaining maturities. The fair value of the Company’s interest rate protection agreement, which expired on October 30, 2005, was based on quoted market values offered for the same or similar agreements.
9. IMPAIRMENT OF ASSETS
During fiscal 2006, the Company recorded an $845,433 asset impairment charge, primarily for the expected end of lease closings of three restaurants. Two of the restaurants closed in fiscal 2006, and the other is expected to close in fiscal 2007 at the end of its lease. The charge primarily consisted of the write-off of restaurant assets at the three restaurants, the payment of a $440,000 lease termination fee, and smaller charges for three underperforming locations.
During fiscal 2005, the Company recorded a $1,450,000 asset impairment charge. The charge consisted of $1,260,000 (including $439,000 of cash charges) related to six underperforming restaurants for the write-down of restaurant assets based on a discounted cash flow analysis and the payment to a landlord to obtain a release from one of the leases. Two of the restaurants were closed in fiscal 2005. The Company also expensed $190,000 to write-off costs associated with the proposed deregistration of its common stock, which was terminated in fiscal 2005.
10. CHANGE IN ACCOUNTING PRINCIPLE
During the fourth quarter of 2006, the Company adopted FIN 47 as described in Note 1. FIN 47 clarified the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or method of settlement of the obligation are conditional on a future event. FIN 47 also clarified that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when a tangible long-lived asset is obtained, if the liability’s fair value can be reasonably estimated. Prior to this change, the Company expensed such asset retirement costs when incurred. The initial adoption resulted in a charge of $115,000 (net of income tax benefit), which was recorded as a cumulative effect of a change in accounting principle. The adoption increased asset retirement obligations by $175,000 and increased deferred tax assets by $60,000.
As of the end of 2006, the ARO liability was $175,000, and had FIN 47 been applied during fiscal 2005 and 2004, the pro forma ARO liabilities would have been $160,000 and $150,000, respectively.
Pro forma results of operations for fiscal 2006, 2005 and 2004 had the Company applied the provisions of FIN 47 in those periods are as follows:

	2006	2005	2004

Net (loss) income before cumulative effect of change in accounting principle:
As reported	$(463,641)	$(1,315,085)	$1,097,435
Less total asset retirement expenses determined under FIN 47—net of income tax benefit	(10,000)	(10,000)	(10,000)
Add cumulative effect adjustment	115,000	—	—

Pro forma net (loss) income	$(358,641)	$(1,325,085)	$1,087,435

Diluted (loss) income per share:
As reported	$(0.23)	$(0.52)	$0.42

Pro forma	$(0.14)	$(0.52)	$0.42

2006 Annual Report

Report Of Independent Registered Public Accounting Firm
To the Stockholders and Directors of
Max & Erma’s Restaurants, Inc.:
We have audited the accompanying consolidated balance sheets of Max & Erma’s Restaurants, Inc. and subsidiary (the “Company”) as of October 29, 2006 and October 30, 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended October 29, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to per-form, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Max & Erma’s Restaurants, Inc. and subsidiary at October 29, 2006 and October 30, 2005, and the results of their operations and their cash flows for each of the three years in the period ended October 29, 2006, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Notes 1 and 10 to the consolidated financial statements, the Company changed its method of accounting for share-based payments and for conditional asset retirement obligations, respectively, in the fiscal year ended October 29, 2006.
Columbus, Ohio
December 14, 2006
Max & Erma’s Officers and Directors
Todd B. Barnum, Chairman of the Board, Chief Executive Officer, and Director • Steve Catanese, Regional Vice President of Operations • Gregory L. Heywood, Regional Vice President of Operations • James E. Howenstein, Chief Operating Officer • Robert A. Lindeman, President • William C. Niegsch, Jr., Executive Vice President, Chief Financial Officer, Treasurer, Secretary, and Director • Dave Divittorio, Regional Vice President of Operations • Mary Hamill, Vice President of Human Resources and Information Technology • Donal H. Malenick, Director, Chairman, Columbus Steel Castings • Michael G. Giulioli, Director, COO, RD Legal Funding, LLC • Jay B. Barney, Director, Professor of Management and Chase Chair for Excellence in Corporate Strategy, Fisher College of Business, The Ohio State University • Mark F. Emerson, Director, Retired Chief Operating Officer, Max & Erma’s Restaurants, Inc.
Max & Erma’s Restaurants, Inc.

Selected Quarterly Financial Data

		Income			Diluted
Unaudited	Total	(Loss) Before	Net Income		Earnings (Loss)		Stock Price
(Thousands, except per share data)	Revenues	Income Taxes	(Loss)		Per Share		High	Low
2006
First Quarter	$57,617	$(493)	$(32)		$(0.01)		$12.75	$10.05
Second Quarter	42,781	(30)	161		0.06		10.99	9.22
Third Quarter	40,646	(811)	(295)		(0.12)		9.84	7.06
Fourth Quarter	39,245	(735)	(413	)(1)	(0.16	)(1)	8.60	7.75

YEAR	$180,290	$(2,069)	$(579)		$(0.23)		$12.75	$7.06

2005
First Quarter	$57,270	$820	$655		$0.26		$15.59	$12.35
Second Quarter	43,025	(1,799)	(944)		(0.37)		15.67	12.44
Third Quarter	42,813	(846)	(946)		(0.37)		15.50	14.01
Fourth Quarter	40,597	(785)	(80)		(0.03)		14.75	12.05

YEAR	$183,705	$(2,610)	$(1,315)		$(0.52)		$15.67	$12.05

(1)	Includes $115,000 ($.05 per share) cumulative effect of change in accounting principle (net of $60,000 tax benefit) due to the adoption of FIN 47 “Accounting for Conditional Asset Retirement Obligations.”
The Company’s common stock trades on the NASDAQ National Market under the symbol MAXE. At November 30, 2006 there were 606 stockholders of record of the Company’s common stock. The closing price for the Company’s common stock at October 29, 2006 was $8.15.
Stockholder Information
QUARTERLY CALENDAR:
Max & Erma’s operates on a fiscal year ending on the last Sunday in October. Generally, quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year-end.

Fiscal 2007	Quarter-End Dates

1st quarter	February 18, 2007
2nd quarter	May 13, 2007
3rd quarter	August 5, 2007
4th quarter	October 28, 2007
DIVIDENDS:
The Company paid no cash dividends in fiscal 2004, 2005 or 2006. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.
GENERAL COUNSEL:
Porter, Wright, Morris & Arthur, LLP
Columbus, Ohio
INDEPENDENT REGISTERED PUBLIC ACCOUNTANT:
Deloitte & Touche LLP
Columbus, Ohio
STOCK TRANSFER AGENT AND REGISTRAR:
National City Bank
Corporate Trust Administration
P.O. Box 94915
Cleveland, OH 44101-4915
216-222-2644
Stockholders are advised to notify the Transfer Agent of changes in address or problems regarding missing or incorrect stock certificates.
10-K REPORT:
Stockholders may obtain, without cost, a copy of Form 10-K for the Company’s fiscal year ended October 29, 2006, by writing to:
William C. Niegsch, Jr.
Max & Erma’s Restaurants, Inc.
P.O.Box 297830
4849 Evanswood Drive
Columbus, Ohio 43229

Max & Erma's®

Restaurant Locations

Akron, Ohio
Ann Arbor, Michigan
Atlanta, Georgia
Canton, Ohio
Charlotte, North Carolina
- Huntersville
- University Place

Chicago, Illinois
- Arlington Heights
- Burr Ridge
- Deer Park
- Gurnee
- Hoffman Estates
- Vernon Hills
- Warrenville
- Woodridge

Cincinnati, Ohio
- Cincinnati Airport ○
- Crestview, KY
- Eastgate
- Hamilton
- Hyde Park
- Kenwood
- Union Centre
- Wilmington ○

Cleveland, Ohio
- Brooklyn
- Cleveland Hopkins International Airport (2) ○
- Mentor
- Middleburg Heights
- Solon
- Westlake

Columbus, Ohio
- Chillicothe ○
- City Center
- Crowne Plaza ○
- Dublin
- East Broad Street
- Easton
- Gahanna
- German Village
- Hilliard
- Polaris
- Port Columbus International Airport ○
- Reynoldsburg
- Route 161 at U.S. 71
- Sawmill Road
- Upper Arlington
- Westerville

Dayton, Ohio
- Beavercreek
- Dayton Airport ○
- Dayton Mall
- Miller Lane
- Springboro

Detroit, Michigan
- Auburn Hills
- Birmingham
- Canton
- Detroit Airport ○
- Farmington Hills
- Livonia
- Novi
- Plymouth
- Rochester Hills
- Sterling Heights
- Westland

Eastern Virginia
- Hilton Norfolk Airport ○
- Norfolk
- Virginia Beach

Erie, Pennsylvania
Findlay, Ohio ○
Grandville, Michigan
Green Bay, Wisconsin ○
Huntington, West Virginia ○
Indianapolis, Indiana
- Carmel
- Castleton
- Eagle Creek
- Edinburgh ○
- Evansville ○
- Greenwood
- Mishawaka ○
- Seymour ○

Lansing, Michigan
Lexington, Kentucky
- Beaumont Centre
- Man O' War

Louisville, Kentucky
- Hurstbourne
- The Summit

Niles, Ohio
Philadelphia, Pennsylvania
- Downingtown ○
- Oaks ○

Pittsburgh, Pennsylvania
- Cranberry
- Downtown Pittsburgh
- Fox Chapel
- Gibsonia
- Monroeville
- Parkway West
- Peters Township
- Shadyside
- South Hills

Richmond, Virginia ○
St. Louis, Missouri
- Downtown ○
- Mid Rivers Mall ○

Sandusky, Ohio ○
Toledo, Ohio
- Maumee
- Perrysburg
- Sylvania

Locations open as of January 2007

○ Franchised Locations